FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
(Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is the Supplement, dated January 17, 2017 (the "Supplement"), to the Disclosure Statement, dated November 30, 2016, pursuant to which Ultrapetrol (Bahamas) Ltd. commenced the solicitation of votes on the proposed Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "November 30 Plan"). The Supplement provides disclosure in respect of certain modifications to the November 30 Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By: /s/ Cecilia Yad
Name: Cecilia Yad
Title: Chief Financial Officer

Dated: January 20, 2017

Exhibit 99.1

IMPORTANT:  A SOLICITATION OF VOTES IS BEING CONDUCTED TO OBTAIN SUFFICIENT ACCEPTANCES OF THE PROPOSED PLAN OF REORGANIZATION BEFORE THE FILING OF VOLUNTARY REORGANIZATION CASES UNDER CHAPTER 11 OF THE BANKRUPTCY CODE. BECAUSE CHAPTER 11 CASES HAVE NOT YET BEEN COMMENCED, NEITHER THE DISCLOSURE STATEMENT NOR THIS SUPPLEMENT TO THE DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT AS CONTAINING ADEQUATE INFORMATION WITHIN THE MEANING OF SECTION 1125(a) OF THE BANKRUPTCY CODE. FOLLOWING THE COMMENCEMENT OF THE CHAPTER 11 CASES, ULTRAPETROL EXPECTS TO PROMPTLY SEEK ORDERS OF THE BANKRUPTCY COURT (I) APPROVING THE DISCLOSURE STATEMENT AND THIS SUPPLEMENT AS CONTAINING ADEQUATE INFORMATION, (II) APPROVING THE SOLICITATION OF VOTES AS BEING IN COMPLIANCE WITH SECTIONS 1125 AND 1126(b) OF THE BANKRUPTCY CODE, AND (III) CONFIRMING THE PROPOSED PLAN OF REORGANIZATION.
SUPPLEMENT
 TO
DISCLOSURE STATEMENT, DATED NOVEMBER 30, 2016
Solicitation of Votes on the Prepackaged
 Joint Plan of Reorganization (as amended) of
ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries
from the holders of outstanding
2021 Note Claims
IFC-OFID Loan Claims
Offshore Lender Parent Claims
General Unsecured Claims (Cornamusa)
AND
Solicitation of Shareholder Consent to
Sale Transaction from the

Shareholders of Ultrapetrol (Bahamas) Limited

THE VOTING DEADLINE TO ACCEPT OR REJECT THE PREPACKAGED PLAN OF REORGANIZATION IS EXTENDED TO 4:00 P.M. ON FEBRUARY 2, 2017, UNLESS FURTHER EXTENDED BY ULTRAPETROL (BAHAMAS) LIMITED.

THE DEADLINE FOR SHAREHOLDERS OF ULTRAPETROL (BAHAMAS) LIMITED TO CONSENT TO THE SALE TRANSACTION AND RETURN THE WRITTEN RESOLUTION IS EXTENDED TO 4:00 P.M. ON FEBRUARY 2, 2017, UNLESS FURTHER EXTENDED BY ULTRAPETROL (BAHAMAS) LIMITED.

Introduction

On November 30, 2016, Ultrapetrol commenced the solicitation of votes on the proposed Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated November 30, 2016 (the "November 30 Plan") pursuant to a Disclosure Statement, dated November 30, 2016 (the "Disclosure Statement").

This Supplement provides disclosure in respect of certain modifications to the November 30 Plan set forth in the Debtors' Amended Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated January 17, 2017, which is annexed hereto as Exhibit A (the "Plan"1) and certain additional matters.  A blackline that reflects the amendments to the November 30 Plan is annexed hereto as Exhibit B.  This Supplement is a part of the Disclosure Statement, which is incorporated herein by reference.  To the extent information in this Supplement differs from that in the Disclosure Statement, the information contained in this Supplement shall govern.  Except as modified by this Supplement, the Disclosure Statement remains unchanged.

PLEASE BE ADVISED THAT THE DEADLINE FOR RECEIPT OF VOTES ON THE PLAN HAS BEEN EXTENDED TO 4:00 P.M. (EASTERN TIME) ON FEBRUARY 2, 2017 (THE "VOTING DEADLINE"). Accordingly, all Ballots and Master Ballots must be properly executed, completed, and the original thereof must be delivered to Ultrapetrol's voting agent so as to be actually received at the address set forth below, on or before the Voting Deadline.  Holders of Claims entitled to vote may vote or may change their votes by submitting, on or before the Voting Deadline, a Ballot or Master Ballot that otherwise complies with the voting procedures set forth in the Disclosure Statement and the Ballot.  If you need a Ballot or additional copies of the Disclosure Statement or this Supplement, please call Ultrapetrol's voting agent, Prime Clerk LLC at:

U.S. and Canada:	(844) 205-4334

International countries:	(917) 606-6438

If you have voted to accept the November 30 Plan, you will be deemed to have voted to accept the Plan unless you change your vote by submitting a superseding Ballot on or before the Voting Deadline in accordance with the procedures set forth in the Disclosure Statement and the Ballot.

IF YOU ARE A SHAREHOLDER OF ULTRAPETROL BAHAMAS (LIMITED): PLEASE BE ADVISED THAT THE DEADLINE FOR RECEIPT OF WRITTEN RESOLUTIONS CONSENTING TO THE SALE TRANSACTION HAS BEEN EXTENDED TO 4:00 P.M. (EASTERN TIME) ON FEBRUARY 2, 2017 (THE "CONSENT DEADLINE").  Shareholders that wish to consent to the Sale Transaction may do so by submitting, so as to be received on or before the Consent Deadline at the address set forth below, a Resolution that complies with the procedures set forth in the Disclosure Statement and the Resolution.  If you need a Resolution or additional copies of the Disclosure Statement or this Supplement, please call Prime Clerk LLC at the telephone numbers listed above.

1 Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Plan.

Ultrapetrol reserves the right, at its sole discretion, and without notice except as may be required under applicable law, to further extend the voting and solicitation periods or terminate the solicitation of votes on the Plan or of consents to the Sale Transaction.

The statements contained in the Disclosure Statement and this Supplement are made as of the dates thereof and hereof unless another time is specified therein or herein, and the delivery of this Supplement shall not create an implication that there has been no change in the information stated since such date.  Holders of Claims should carefully read this Supplement and the Disclosure Statement in their entirety, including the Plan, prior to voting on the Plan.  Neither this Supplement nor the Disclosure Statement has been filed with, reviewed, or approved or disapproved by the U.S. Securities and Exchange Commission (the "SEC") and the SEC has not passed upon the accuracy or adequacy of the information contained herein.

READERS SHOULD NOT CONSTRUE THE CONTENTS OF THE DISCLOSURE STATEMENT OR THIS SUPPLEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL, OR TAX ADVICE. HOLDERS OF CLAIMS ENTITLED TO VOTE SHOULD CONSULT WITH THEIR OWN ADVISORS BEFORE CASTING A VOTE ON THE PLAN.

CERTAIN STATEMENTS CONTAINED IN THIS SUPPLEMENT, INCLUDING PROJECTED FINANCIAL INFORMATION AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES. FORWARD-LOOKING STATEMENTS PROVIDED IN THIS SUPPLEMENT ARE SUBJECT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBED HEREIN AND IN THE DISCLOSURE STATEMENT.

THE DEBTORS ARE UNDER NO OBLIGATION (AND EXPRESSLY DISCLAIM ANY OBLIGATION) TO UPDATE OR ALTER ANY FORWARD-LOOKING STATEMENTS CONTAINED HEREIN WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE, UNLESS INSTRUCTED TO DO SO BY THE BANKRUPTCY COURT.

THIS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED HEREIN IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
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TO THE EXTENT IT IS DEEMED THAT ANY OFFER OF COMMON STOCK IS MADE PRIOR TO THE COMMENCEMENT OF THE REORGANIZATION CASES, THE OFFER OF SUCH SECURITIES IS BEING OFFERED UNDER THE PRIVATE PLACEMENT EXEMPTION PROVIDED BY SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933, RULE 506 OF REGULATION D, OR REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND SIMILAR PROVISIONS OF APPLICABLE STATE SECURITIES LAWS.

VOTES ARE NOT BEING SOLICITED FROM ANY HOLDERS OF EQUITY INTERESTS IN ULTRAPETROL (BAHAMAS) LIMITED.  ACCORDINGLY, FOR THE AVOIDANCE OF DOUBT, ULTRAPETROL (BAHAMAS) LIMITED HAS NOT MADE, AND SHALL NOT MAKE, AN OFFER OF SECURITIES TO ANY OF THE EXISTING HOLDERS OF EQUITY INTERESTS IN ULTRAPETROL (BAHAMAS) LIMITED PRIOR TO THE COMMENCEMENT OF THE REORGANIZATION CASES.

THE DEBTORS WILL RELY ON SECTION 1145 OF THE BANKRUPTCY CODE TO EXEMPT THE ISSUANCE OF SHARES OF NEW COMMON STOCK AND ON THE PRIVATE PLACEMENT EXEMPTION PROVIDED BY SECTION 4(A)(2) OF THE SECURITIES ACT OF 1933, RULE 506 OF REGULATION D, OR REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933, AND SIMILAR PROVISIONS OF APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO THE TRANSFER OF THE EQUITY INTERESTS IN THE OCEAN BUSINESS (AND, IF THE SOLICITATION OF VOTES FROM HOLDERS OF CLASS 3 CLAIMS HEREUNDER IS DEEMED TO BE AN OFFER OR SALE OF EQUITY INTERESTS OF THE OCEAN BUSINESS, SUCH OFFER OR SALE)  PURSUANT TO THE PLAN FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SIMILAR PROVISIONS OF APPLICABLE STATE SECURITIES LAWS.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES DESCRIBED HEREIN OR THIS DISCLOSURE STATEMENT OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Implementation of the Offshore Loan Restructuring

On January 17, 2017, the Parent, UABL Limited (Bahamas) (solely in its capacity as counterparty to the Allocation Agreement, as defined in the Offshore Business RSA), the non-Debtor Offshore Business Entities, Cornamusa, Southern Cross, certain parties related to Southern Cross, the Offshore Agents and the Offshore Lenders party thereto entered into the Offshore Business RSA -- a restructuring support agreement which provides for, among other things, terms for the release, waiver, and discharge by the Offshore Lenders of all their Claims against the Parent and the River Business, including without limitation, the Offshore Lender Cornamusa Claim and the Offshore Lender Parent Claims.  The Offshore Business RSA is annexed to the Plan as Exhibit 4.2

2 All descriptions herein and in the Disclosure Statement of specified documents are qualified in their entirety by reference to the terms and conditions of such documents.  In the event of any inconsistency between the descriptions herein and the terms and conditions of the specified documents, the terms and conditions of the specified documents control as set forth therein.
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Pursuant to the Offshore Business RSA, the Offshore Common Terms Agreement, which will provide, among other things, for the out-of-court restructuring and amendment of the Offshore Loans, is to be executed by the Offshore Lenders, the Parent, certain non-Debtor subsidiaries of the Parent that are part of the Offshore Business, and other non-Debtor parties no later than two business days prior to the Voting Deadline.  The Offshore Business RSA and the Offshore Common Terms Agreement comprise the "Offshore Lender Agreement" referred to in the Disclosure Statement.  The Offshore Common Terms Agreement will be included in the Plan Supplement that will be filed with the Bankruptcy Court.

Pursuant to the Offshore Business RSA, Ultrapetrol will seek confirmation by the Bankruptcy Court of the Parent-Included Plan if (i) the Offshore Common Terms Agreement is executed no later than two business days prior to the Voting Deadline and (ii) prior to the Voting Deadline the Offshore Lenders have voted their Class 11 Offshore Lender Parent Claims to accept the Plan.  In such event, in accordance with the terms of, and subject to the conditions contained in, the Offshore Business RSA, on the Commencement Date Parent and UABL Limited (Bahamas) will seek Bankruptcy Court approval of their assumption of the Offshore Business RSA, and will prosecute and support the confirmation and consummation of the Parent-Included Plan and will not prosecute the Parent-Excluded Plan (which, the Plan Debtors believe, would require amending the Plan, which in turn, would require the Plan Debtors to obtain the consent of the Supporting Parties and the Offshore Supporting Creditors (as defined in, and in accordance with the terms and conditions of, the Restructuring Support Agreement and the Offshore Business RSA, respectively) and likely would require a resolicitation of votes in respect thereof).
Additional Factors to Be Considered.  The Offshore Business RSA contains certain provisions that give the Offshore Lenders the ability to terminate the Offshore Business RSA if various conditions are not satisfied, including, without limitation, execution of the Common Terms Agreement two business days prior to the Voting Deadline and the occurrence of the Restructuring Effective Date (as defined in the Offshore Business RSA) on or before March 31, 2017.

In addition, as set forth in the Plan, entry of an order of the Bankruptcy Court approving the Plan Debtors' assumption of the Offshore Business RSA (and that the Offshore Business RSA shall not have been terminated and shall be in full force and effect) is an additional condition to confirmation of the Parent-Included Plan, and as an additional condition precedent to the effectiveness of the Parent-Included Plan, all conditions to the completion of the Offshore Business Restructuring and the effectiveness of the Offshore Restructuring Definitive Documents (other than certain conditions that require the offshore restructuring Effective Date to have occurred) shall have been satisfied or shall have been waived by the party entitled to waive them.  The Plan Debtors, however, may waive each of the foregoing additional conditions with the consent each of the Offshore Lenders.
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The termination of the Offshore Business RSA, the Bankruptcy Court's denial of the Plan Debtors' assumption of the Offshore Business RSA, or the failure to satisfy unwaived conditions to the completion of the Offshore Business Restructuring could result in protracted chapter 11 cases, which could significantly and detrimentally impact Ultrapetrol's relationships with vendors, suppliers, employees, and major customers, and ultimately, its emergence from chapter 11.

Restructuring Support Agreement – River Business

To enable the parties to complete their negotiation and documentation of the Offshore Business RSA, Ultrapetrol, the Majority Supporting Noteholders, IFC, and OFID agreed to extend certain deadlines set forth in the Restructuring Support Agreement, as follows (capitalized terms in the list below have the meanings set forth in the Restructuring Support Agreement):

•	the Company shall keep the Solicitation open until no later than February 2, 2017;
•	the Chapter 11 Cases shall be commenced no later than February 8, 2017;

•
the Parties shall support and take all steps reasonably necessary to obtain entry of an order approving the Agreement in all material respects (including approval of any fee and expense reimbursement payable hereunder, including any Termination Fee payable to Sparrow) and the Company's assumption thereof, which order shall be in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties and shall be entered by the Bankruptcy Court (and not be stayed) no later than March 10, 2017;

•
the hearing to confirm the Plan, and approve the Disclosure Statement and Solicitation in connection therewith shall be held as soon as reasonably practicable, but in no event later than March 28, 2017; and

•
on or before March 31, 2017, (1) the Bankruptcy Court shall enter a Confirmation Order that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties confirming the Plan, which order shall (x) provide, inter alia, that the Parties have proceeded in good faith in all respects in connection with the Chapter 11 Cases and the transactions contemplated by this Agreement and the Term Sheet and (y) approve the Company's assumption of the Investment Agreement, the Management Services Agreement and the IFC-OFID Loan Purchase Agreement and (2) the Company shall achieve substantial consummation of the Plan.

5

Failure to achieve any of the milestones may give rise to termination of the Restructuring Support Agreement by the Majority Supporting Noteholders, which could result in protracted chapter 11 cases, which in turn, could significantly and detrimentally impact Ultrapetrol's relationships with vendors, suppliers, employees, and major customers, and ultimately, its emergence from chapter 11.

Class 11 – Offshore Lender Parent Claims

Though not a modification to the treatment of Class 11 Offshore Lender Parent Claims, Section III.D.2(b) of the Plan provides the clarification that under the Parent-Included Plan, on the Effective Date, in addition to the cancellation of the Offshore Lender Parent Guarantees, the Offshore Loans to the Debtors' non-Debtor affiliates that are the subject of such Offshore Lender Parent Guarantees will be restructured pursuant to the Offshore Restructuring Definitive Documents.

Ocean Business Sale

Following the conclusion of its marketing process for the sale of the Ocean Business, Ultrapetrol selected a winning bidder and is now in discussions with respect to the terms of a potential transaction.  In the event the parties reach agreement, the sale could be consummated prior to the commencement of the Reorganization Cases.
Right to Revoke or Withdraw

Section IX.F.a of the Plan has been modified to provide that the Plan Debtors may not revoke the Plan before the Effective Date without the consent of (i) the Majority Supporting Noteholders, (ii) IFC, (iii) OFID, (iv) Southern Cross, (v) Sparrow and, (vi) solely in the case of a Parent-Included Plan and provided that the Offshore Business RSA has not been terminated, each of the Offshore Lenders; provided, that the Plan Debtors may revoke or withdraw the Plan if such withdrawal is in the exercise of their fiduciary duty or otherwise permitted under the Restructuring Support Agreements. For the avoidance of doubt, this provision shall have no impact on the rights of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow and, in the case of a Parent-Included Plan, each of the Offshore Lenders, as set forth in the Restructuring Support Agreement and the Offshore Business RSA as the case may be, in respect of any such revocation or withdrawal.

Release Modifications and Modified Addendum B to Ballots

The modifications contained in the Plan include the following modified definitions of "Released Parties" and "Releasing Parties" in Section I.A. of the Plan and the following modified subsection "Releases by Holders of Claims and Equity Interests" in Section V.H.(b) of the Plan:
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"Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; (j) solely in the case of the Parent-Included Plan, the Offshore Lenders; (k) solely in the case of the Parent-Included Plan, the Offshore Agents; and (l) with respect to each of the foregoing applicable Entities in clauses (a) through (k), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time following November 30, 2016) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such)."

"Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) solely in the case of the Parent-Included Plan, the Offshore Agents; (c) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (d) IFC, (e) OFID; (f) Sparrow; (g) Southern Cross; (h) New Holdco; (i) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (j) with respect to each of the foregoing applicable Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such)."

"Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs (including without limitation any act or failure to act of the 2021 Notes Indenture Trustee in furtherance of a pre-petition sale of the Ocean Business in accordance with the Restructuring Support Agreement) and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order."

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Accordingly, Addendum B to the Ballots has been modified to reflect these Plan modifications.  The modified Addendum B is annexed hereto as Exhibit C.

If you have previously submitted a Ballot voting to accept the November 30 Plan, you will be deemed to consent to provide the releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted  by applicable law, which releases are also set forth in the modified Addendum B attached hereto, unless you change your vote by delivering a properly completed superseding Ballot prior to the Voting Deadline in accordance with the instructions set forth in the Disclosure Statement and the Ballot.

If you have previously submitted a Ballot voting to reject the November 30 Plan and consented to provide the releases set forth in Section V.H.(b) of the November 30 Plan, you will be deemed to have consented to provide the releases set forth  in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law, which releases are also set forth in the modified Addendum B attached hereto, unless you change your election by delivering a properly completed superseding Ballot prior to the Voting Deadline in accordance with the instructions set forth in the Disclosure Statement and the Ballot.

In addition to the foregoing modifications, Section V.H.(a) of the Plan contains the following modified subsection "Releases by the Plan Debtors":

"Releases by the Plan Debtors.  On the Effective Date, except for the right to enforce the Plan, the Definitive Documents, and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, for good and valuable consideration, including, without limitation, the Released Parties' contributions to facilitating the reorganization and implementing the Plan, the Released Parties are deemed conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Plan Debtors, their Estates, and the Reorganized Debtors from (and the Plan Debtors, their Estates, and the Reorganized Debtors are deemed to covenant with, and to, the Released Parties not to sue or otherwise seek recovery from the Released Parties on account of) any and all Claims, Interests, obligations, rights, suits, judgments, damages, Causes of Action, remedies, and liabilities whatsoever, including, without limitation, any derivative claims, asserted or assertable on behalf the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Plan Debtors, their Estates, or the Reorganized Debtors, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the restructuring contemplated herein, the Reorganized Debtors, the Reorganization Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the formulation or preparation of the Plan, the Plan Supplement, the Disclosure Statement, the Restructuring Support Agreement, the Offshore Business RSA, the Offshore Business Restructuring Definitive Documents, the Investment Agreement, IFC-OFID Debt Purchase Agreement, or related agreements, instruments, or other documents, the solicitation of votes with respect to the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or at any time before the Effective Date in connection with the foregoing; provided, however, that no Person shall be released from any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order."
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Offshore Business Projected Financial Information

As described in the Disclosure Statement, the Offshore Business fleet is comprised of thirteen Platform Supply Vessels, or PSVs, which are designed to transport supplies such as containerized equipment, drill casing, pipes, and heavy loads on deck, along with fuel, water, drilling fluids, and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms. In addition, the Offshore Business fleet includes one Remotely Operated Vehicle Support Vessel, which is chartered with Petrobras in Brazil, and three offshore barges. Out of the thirteen PSVs, six were chartered in Brazil, another vessel, the UP Turquoise was blocked but is expected to resume its contract in January 2017, four were laid-up in Brazil, and two remained laid-up in the North Sea.  Ultrapetrol is currently seeking employment for these laid-up vessels in Brazil and the North Sea and anticipates these vessels will resume operation in January 2019.  The PSV UP Jade was blocked following the finalization of its current contract on August 1, 2016, but is now currently seeking employment along with the other laid-up vessels.  The current Petrobras contract of the RSV UP Coral was extended until August 24, 2017.  While Ultrapetrol anticipates a further extension of this contract and continued operation thereunder, the terms of such extension will be subject to agreement by the parties thereto and could include a reduction in daily rates.

With oil prices still below $55 per barrel, customers are continuing to aggressively look to reduce costs by cancelling contracts or renewing at substantially lower rates.  In January 2017, Ultrapetrol's largest customer, Petrobras, cancelled future tenders for the UP Esmeralda, UP Amber, UP Pearl, UP Jade, and UP Agate, and as a result, Ultrapetrol does not anticipate the resumption of operations for these vessels until January 2019.  In light of this cancellation, Ultrapetrol has examined and updated the Projected Financial Information with respect to the Offshore Business set forth in the Disclosure Statement.  The updated Projected Financial Information for the Offshore Business is annexed hereto as Exhibit D.   The Plan Debtors believe that the updated information does not impact the feasibility of the Plan.

NO INDEPENDENT AUDITOR HAS REVIEWED OR APPROVED THE FINANCIAL PROJECTIONS DESCRIBED HEREIN.

*          *          *          *

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HOLDERS OF CLAIMS ENTITLED TO VOTE SHOULD SUBMIT THEIR BALLOTS OR MASTER BALLOTS, AS APPLICABLE, IN ACCORDANCE WITH THE INSTRUCTIONS THEREIN, SO AS TO BE RECEIVED BY THE VOTING AGENT, PRIME CLERK LLC, PRIOR TO THE EXTENDED VOTING DEADLINE OF FEBRUARY 2, 2017, BY EITHER:

•	RETURNING THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE

OR

•	SUBMITTING YOUR BALLOT VIA PRIME CLERK LLC'S "E-BALLOT" PLATFORM AT https://cases.primeclerk.com/ultrapetrol.

SHAREHOLDERS SHOULD SUBMIT THEIR WRITTEN RESOLUTIONS SO AS TO BE RECEIVED AT THE FOLLOWING ADDRESS PRIOR TO THE EXTENDED CONSENT DEADLINE OF 4:00 P.M. (EASTERN TIME) ON FEBRUARY 2, 2017:

ULTRAPETROL (BAHAMAS) LIMITED
Registered Office: c/o H & J Corporate Services Ltd.
P.O. Box SS-19084
Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas

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Dated: January 17, 2017

ULTRAPETROL (BAHAMAS) LIMITED

	By:	/s/ Eduardo Ojea Quinata
	Name:	Eduardo Ojea Quinata
	Title:	Chief Executive Officer

Dated: January 17, 2017

ULTRAPETROL S.A.

	By:	/s/ Maria Cecilia Yad
	Name:	Maria Cecilia Yad
	Title:	President

Dated: January 17, 2017

UABL S.A.

	By:	/s/ Maria Cecilia Yad
	Name:	Maria Cecilia Yad
	Title:	President

Dated: January 17, 2017

OCEANPAR S.A. PARFINA S.A. PARABAL S.A. UABL PARAGUAY S.A. COMPAÑIA PARAGUAYA DE TRANSPORTE FLUVIAL S.A. RIVERPAR S.A.

	By:	/s/ Francisco Mackinlay
	Name:	Francisco Mackinlay
	Title:	Presidente

By:
Name:
Title:

Dated: January 17, 2017

OCEANPAR S.A. PARFINA S.A. PARABAL S.A. UABL PARAGUAY S.A. COMPAÑIA PARAGUAYA DE TRANSPORTE FLUVIAL S.A. RIVERPAR S.A.

By:
Name:
Title:

	By:	/s/ Edmundo Quevedo
	Name:	Edmundo Quevedo
Title:

Dated: January 17, 2017

UP RIVER (HOLDINGS) LTD.

	By:	/s/ Eduardo Ojea Quintana
	Name:	Eduardo Ojea Quintana
	Title:	Director

Dated: January 17, 2017

UABL LIMITED

	By:	/s/ Eduardo Ojea Quintana
	Name:	Eduardo Ojea Quintana
	Title:	Director

Dated: January 17, 2017

CEDARINO SAU DAMPIERRE HOLDINGS SPAIN S.A.

	By:	/s/ Alvaro Lecueder
	Name:	Alvaro Lecueder
Title:

Dated: January 17, 2017

MASSENA PORT S.A.

	By:	/s/ Alvaro Lecueder
	Name:	Alvaro Lecueder
Title:

Dated: January 17, 2017

CORPORACIÓN DE NAVEGACIÓN MUNDIAL S.A.

	By:	/s/ Maria Cecilia Yad
	Name:	Maria Cecilia Yad
	Title:	President

	By:	/s/ Eduardo Ojea Quintana
	Name:	Eduardo Ojea Quintana
	Title:	Director

Dated: January 17, 2017

DINGLE BARGES INC. EASTHAM BARGES INC.

	By:	/s/ Orelys M. Cedeño
	Name:	Orelys M. Cedeño
	Title:	Director/Vice President

	By:	/s/ Michell Saez
	Name:	Michell Saez
	Title:	Director/Secretary

Dated: January 17, 2017

GENERAL VENTURES INC.

	By:	/s/ Orelys M. Cedeño
	Name:	Orelys M. Cedeño
	Title:	Attorney-in-Fact

	By:	/s/ Michell Saez
	Name:	Michell Saez
	Title:	Attorney-in-Fact

Dated: January 17, 2017

PALMDEAL SHIPPING INC.

	By:	/s/ Clarissa P. de Aguirre
	Name:	Clarissa P. de Aguirre
	Title:	Attorney-in-Fact

	By:	/s/ Elsa Ma. Sousa
	Name:	Elsa Ma. Sousa
	Title:	Attorney-in-Fact

Dated: January 17, 2017

ARLENE INVESTMENTS INC.
BRINKLEY SHIPPING INC.
DANUBE MARITIME INC.
HALLANDALE COMMERCIAL CORP.
LONGMOOR HOLDINGS INC.
RIVERVIEW COMMERCIAL CORP.
THURSTON SHIPPING INC.
MARINE FINANCIAL INVESTMENTS CORP.
UABL BARGES (PANAMA) INC.
UABL TOWING SERVICES S.A.
UP RIVER TERMINALS (PANAMA) SA.
UPB (PANAMA) INC.
REGAL INTERNATIONAL INVESTMENTS S.A.
PRINCELY INTERNATIONAL FINANCE CORP.

	By:	/s/ Clarissa P. de Aguirre
	Name:	Clarissa P. de Aguirre
	Title:	Director/Vice-President

	By:	/s/ Elsa Ma. Sousa
	Name:	Elsa Ma. Sousa
	Title:	Director/Secretary

EXHIBIT A

Plan

UNITED STATES BANKRUPTCY COURT
 SOUTHERN DISTRICT OF NEW YORK

x
Chapter 11 Case No.
In re	:	17-_______ (__)

ULTRAPETROL (BAHAMAS) LIMITED, et al.,	:	(Joint Administration Pending)

Debtors.	:
x
DEBTORS' AMENDED PREPACKAGED JOINT PLAN OF REORGANIZATION
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

ZIRINSKY LAW PARTNERS PLLC Attorneys for Debtors and Debtors in Possession 375 Park Avenue, Suite 2607 New York, New York 10152 Telephone: (212) 763-0192	HUGHES HUBBARD & REED LLP Attorneys for Debtors and Debtors in Possession One Battery Park Plaza New York, New York 10004 Telephone: (212) 837-6000

Dated: January 17, 2017
------------------------------------
1.
The Debtors in these chapter 11 cases are the following entities: Ultrapetrol (Bahamas) Limited; Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Princely International Finance Corp.; Cedarino S.A.; Thurston Shipping Inc.; Massena Port S.A.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay S.A.; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; UP River Terminals (Panama) S.A.; UPB (Panama) Inc.; UP River (Holdings) Ltd. (Bahamas); Hallandale Commercial Corp.; Longmoor Holdings Inc., Regal International Investments S.A., Corporacion de Navegacion Mundial S.A. (solely in the case of a Parent-Excluded Plan). The foreign equivalent of an EIN, if any, for each Debtor is set forth in its chapter 11 petition. Although it is a Debtor in these chapter 11 cases, Ultrapetrol (Bahamas) Limited may not be included as a Plan Debtor in this plan of reorganization.

ARTICLE V.	CONFIRMATION OF THE PLAN	33
A.	Conditions Precedent to Confirmation	33
B.	Waiver of Conditions Precedent to Confirmation	34
C.	Discharge of the Plan Debtors	34
D.	Injunction	35
E.	Preservation of Causes of Action	36
F.	Votes Solicited in Good Faith	37
G.	Claims Incurred After the Effective Date	37
H.	Releases, Exculpations, and Injunctions of Released Parties	37
I.	Preservation of Insurance	40
ARTICLE VI.	DISTRIBUTIONS UNDER THE PLAN	40
A.	Procedures for Treating Disputed Claims	40
B.	Allowed Claims and Equity Interests	41
C.	Allocation of Consideration	43
D.	Estimation	43
E.	Insured Claims	44
ARTICLE VII.	RETENTION OF JURISDICTION	44
ARTICLE VIII.	EXECUTORY CONTRACTS AND UNEXPIRED LEASES	46
A.	Assumption of Executory Contracts and Unexpired Leases	46
B.	Cure Claims	46
C.	Reservation of Rights	47
D.	Rejection of Executory Contracts and Unexpired Leases	47
E.	Insurance Policies	48
F.	Post-Petition Contracts and Leases	48
ARTICLE IX.	EFFECTIVENESS OF THE PLAN	48
A.	Conditions Precedent to Effectiveness	48
B.	Waiver of Conditions Precedent to Effectiveness	50
C.	Effect of Failure of Conditions	50
D.	Vacatur of Confirmation Order	50
E.	Modification of the Plan	50
F.	Revocation, Withdrawal, or Non-Consummation	51
ARTICLE X.	MISCELLANEOUS PROVISIONS	51
A.	Immediate Binding Effect	51
B.	Governing Law	52
C.	Severability of Plan Provisions Upon Confirmation	52
D.	Filing or Execution of Additional Documents	52
E.	Term of Injunctions or Stays	52
F.	Withholding and Reporting Requirements	53
G.	Exemption From Transfer Taxes	53
H.	Reservation of Rights	53
I.	Plan Supplement	53
J.	Notices	54
K.	Conflicts	54
Schedule A: Offshore Lender Parent Guarantees
Schedule B: Offshore Loan Agreements
Exhibit 1: IFC-OFID Debt Purchase Agreement
Exhibit 2: Investment Agreement
Exhibit 3: Restructuring Support Agreement
Exhibit 4: Offshore Business RSA

INTRODUCTION
The Debtors propose the following prepackaged plan of reorganization under section 1121(a) of chapter 11 of title 11 of the United States Code.
Claims against, and Equity Interests in, the Debtors will be treated as set forth herein. Reference is made to the Disclosure Statement accompanying the Plan, including the exhibits thereto, for a discussion of the Debtors' history, business, results of operations, and projections for future operations and risk factors, together with a summary and analysis of the Plan.
THIS PLAN SHOULD BE CONSIDERED ONLY IN CONJUNCTION WITH THE DISCLOSURE STATEMENT AND RELATED MATERIALS TRANSMITTED HEREWITH. THE DISCLOSURE STATEMENT IS INTENDED TO PROVIDE YOU WITH INFORMATION YOU NEED TO MAKE AN INFORMED JUDGMENT WHETHER TO ACCEPT OR REJECT THIS PLAN.
ARTICLE I.
DEFINITIONS AND CONSTRUCTION OF TERMS
A.          Definitions.
Unless otherwise defined herein, the following terms shall have the respective meanings set forth below:
1.          2008 Collateral Trust Agreement: means that certain Collateral Trust Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association).
2.          2008 IFC Guarantee: means that certain Guarantee Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the applicable 2008 IFC Loan Agreements.
3.          2008 IFC Loan Agreements: means together the 2008 IFC Panama Loan Agreement and the 2008 IFC Paraguay Loan Agreement.
4.          2008 IFC Panama Loan Agreement: means that certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc., as borrowers and IFC, as lender.
5.          2008 IFC Paraguay Loan Agreement: means that certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, between UABL Paraguay, as borrower and IFC, as lender.

6.          2008 OFID Guarantee: means that certain Guarantee Agreement dated as of December 8, 2008 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrower under the 2008 OFID Loan Agreement.
7.          2008 OFID Loan Agreement: means that certain Loan Agreement dated as of November 28, 2008 as amended, restated, supplemented, or otherwise modified from time to time, between UABL Paraguay, as borrower, and OFID as lender.
8.          2011 Collateral Trust Agreement: means that certain Collateral Trust Agreement dated as of December 8, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among IFC, OFID, and Wilmington Trust, National Association.
9.          2011 IFC Guarantee: means that certain Guarantee Agreement dated as of December 8, 2011 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the 2011 IFC Loan Agreement.
10.          2011 IFC Loan Agreement: means that certain Loan Agreement dated as of December 2, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Paraguay and Riverpar S.A., as borrowers and IFC, as lender.
11.          2011 OFID Guarantee: means that certain Guarantee Agreement dated as of January 13, 2012 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the 2011 OFID Loan Agreement.
12.          2011 OFID Loan Agreement: means that certain Loan Agreement dated as of December 15, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Paraguay and Riverpar S.A., as borrowers and OFID, as lender.
13.          2021 Noteholders: means the holders of the 2021 Notes.
14.          2021 Notes: means the 8.875% First Preferred Ship Mortgage Notes due 2021 issued pursuant to the 2021 Notes Indenture.
15.          2021 Note Claims: means all Claims arising under, or related to the 2021 Notes.
16.          2021 Notes Indenture: means the Indenture dated as of June 10, 2013 by and among Parent, the Subsidiary Guarantors named therein, the Pledgors named therein, and the 2021 Notes Indenture Trustee, as supplemented by that certain first Supplemental Indenture dated as of September 26, 2013 and as further amended, supplemented, or otherwise modified from time to time.
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17.          2021 Notes Indenture Trustee: means Manufacturers and Traders Trust Company, as trustee under the 2021 Notes Indenture, or its successor.
18.          Acceptable Ocean Sale: has the meaning ascribed to it in the Restructuring Support Agreement.
19.          Accrued Professional Compensation: means, at any given time, and regardless of whether such amounts are billed or unbilled, all accrued, contingent, and/or unpaid fees and expenses (including success fees) for legal, financial advisory, accounting, and other services, and reimbursement of expenses by any Professional that the Court has not, as of the Effective Date, denied by Final Order (i) all to the extent that any such fees and expenses have not been previously paid (regardless of whether a fee application has been filed for any such amount) and (ii) after applying the remaining balance of any retainer that has been provided by the Debtors to such Professional. To the extent the Court denies or reduces by a Final Order any amount of a Professional's fees or expenses, then those reduced or denied amounts shall no longer constitute Accrued Professional Compensation.
20.          Adjusted Ocean Business Consideration: means the Ocean Business Consideration minus the True-Up Amount; provided that nothing in this definition or the definition of Ocean Business Consideration shall be interpreted to provide that the True-Up Amount be deducted more than once.
21.          Administrative Claim: means any right to payment constituting a cost or expense of administration of the Reorganization Cases of a kind specified under section 503(b) of the Bankruptcy Code and entitled to priority under sections 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including, but not limited to, (i) any actual and necessary costs and expenses of preserving the Estates, (ii) any actual and necessary costs and expenses of operating the Plan Debtors' businesses, (iii) any indebtedness or obligations assumed by the Plan Debtors in connection with the conduct of its businesses, (iv) all compensation and reimbursement of expenses of Professionals to the extent awarded by the Court under sections 330, 331 or 503 of the Bankruptcy Code, (v) any fees or charges assessed against the Estates under section 1930 of title 28 of the United States Code, and (vi) any Claim for goods delivered to the Plan Debtors within twenty (20) days of the Commencement Date and entitled to administrative priority pursuant to section 503(b)(9) of the Bankruptcy Code.
22.          Allowed: means, (i) with respect to any Claim, (a) following the Claims Objection Deadline, any Claim as to which no objection or request for estimation has been filed prior to the Claims Objection Deadline, (b) a Claim that has been expressly allowed by Final Order, (c) a Claim as to which the applicable Debtor or Reorganized Debtor agrees to the amount and/or priority thereof in writing, (d) a Claim that is expressly allowed pursuant to the terms of this Plan, or (e) a Claim that is listed in the Schedules (to the extent the Debtors file Schedules in the Reorganization Cases) as liquidated, non-contingent, and undisputed and (ii) with respect to any Equity Interest, such Equity Interest is reflected as outstanding in the stock transfer ledger or similar register of the applicable Debtor on the Record Date and is not subject to any objection or challenge. If a Claim or Equity Interest is Allowed only in part, any provisions hereunder with respect to Allowed Claims or Allowed Equity Interests are applicable solely to the Allowed portion of such Claim or Equity Interest.
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23.          Ballots: means each of the ballots distributed with the Disclosure Statement to each holder of an Impaired Claim that is entitled to vote to accept or reject the Plan.
24.          Bankruptcy Code: means title 11, United States Code, 11 U.S.C. § 101 et seq., as in effect with respect to the Reorganization Cases.
25.          Bankruptcy Rules: means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and local rules of the Court, as the context may require, as in effect with respect to the Reorganization Cases.
26.          Bar Date Order: has the meaning set forth in Article VI.A.a.
27.          Business Day: means any day on which commercial banks are open for business, and not authorized to close, in New York, New York, except any day designated as a legal holiday by Bankruptcy Rule 9006(a).
28.          Cash: means legal tender of the United States of America.
29.          Causes of Action: means any and all claims, causes of actions, cross-claims, counterclaims, third-party claims, indemnity claims, reimbursement claims, contribution claims, defenses, demands, rights, actions, debts, damages, judgments, remedies, Liens, indemnities, guarantees, suits, obligations, liabilities, accounts, offsets, recoupments, powers, privileges, licenses, and franchises of any kind or character whatsoever, known or unknown, contingent or noncontingent, matured or unmatured, suspected or unsuspected, disputed or undisputed, foreseen or unforeseen, direct or indirect, choate or inchoate, whether arising before, on, or after the Commencement Date, including through the Effective Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. For the avoidance of doubt, the term "Causes of Action" shall include: (i) all rights of setoff, counterclaim, or recoupment and claims on contracts or for breaches of duties imposed by law or in equity, (ii) the right to object to Claims, (iii) all claims pursuant to sections 362, 510, 542, 543, 544 through 550, 552 or 553 of the Bankruptcy Code, (iv) all claims and defenses, including fraud, mistake, duress, and usury and any other defenses set forth in section 558 of the Bankruptcy Code, and (v) any state law fraudulent transfer claims.
30.          Claim: means a "claim" against any Plan Debtor, as such term is defined in section 101(5) of the Bankruptcy Code.
31.          Claims Objection Deadline: means the first Business Day that is the later of (i) one-hundred eighty (180) days after the Effective Date, (ii) ninety (90) days from the date by which a holder of a Claim is required to file a proof of Claim pursuant to an order of the Court, or (iii) such other later date the Court may establish upon a motion by the Debtors or the Reorganized Debtors, which motion may be approved without a hearing and without notice to any party.
32.          Class: means a group of Claims or Equity Interests classified under the Plan.
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33.          Collateral: means any property, or interest in property, of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien has not been avoided or is not subject to avoidance under the Bankruptcy Code or is not otherwise invalid under the Bankruptcy Code or applicable law.
34.          Commencement Date: means the date on which the Debtors
commenced the Reorganization Cases.
35.          Confirmation: means the entry of the Confirmation Order on the docket of the Reorganization Cases.
36.          Confirmation Date: means the date of Confirmation.
37.          Confirmation Hearing: means the hearing held by the Court pursuant to Bankruptcy Rule 3020(b)(2) and section 1128 of the Bankruptcy Code, including any adjournments thereof, at which the Court will consider confirmation of the Plan.
38.          Confirmation Order: means the order entered by the Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.
39.          Consolidated Debtors: means (i) in the case of a Parent-Included Plan, the Plan Debtors or (ii) in the case of a Parent-Excluded Plan, the Plan Debtors other than Cornamusa.
40.          Cornamusa: means Corporacion de Navegacion Mundial S.A.
41.          Court: means (i) the United States Bankruptcy Court for the Southern District of New York, (ii) to the extent there is no reference pursuant to section 157 of title 28 of the United States Code, the United States District Court for the Southern District of New York, and (iii) any other court having jurisdiction over the Reorganization Cases or proceedings arising therein.
42.          Cure Claim: means a Claim in an amount equal to all unpaid monetary obligations under an Executory Contract or Unexpired Lease assumed by a Plan Debtor pursuant to section 365 of the Bankruptcy Code, to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law. Any Cure Claim to which the holder thereof disagrees with the priority and/or amount thereof as determined by the Plan Debtors shall be deemed a Disputed Claim under this Plan.
43.          Debt Service Reserve Accounts: means those certain deposit accounts established pursuant to the terms of the IFC-OFID Loan Agreements at Wilmington Trust Company, as successor to M&T Trust Company of Delaware, with funds held in trust for the benefit of IFC and OFID.
44.          Debt Service Reserve Account Balance: means any and all Cash held in the Debt Service Reserve Accounts as of the Effective Date.
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45.          Debtors: means, collectively, the Parent, the River Business Debtors, the River Business Holding Company Debtors, and, solely in the case of a Parent-Excluded Plan, Cornamusa.
46.          Definitive Documents: has the meaning ascribed to it in the Restructuring Support Agreement.
47.          Disclosure Statement: means the Disclosure Statement for Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, including any amendments or supplements thereto.
48.          Disputed: means, with respect to any Claim or Equity Interest, other than a Claim or Equity Interest that has been Allowed pursuant to the Plan or a Final Order, a Claim or Equity Interest (i) that is listed in the Schedules (to the extent the Debtors file Schedules in the Reorganization Cases) as unliquidated, contingent, or disputed, and as to which no request for payment or proof of Claim or Equity Interest has been filed, (ii) as to which a proper and timely request for payment or proof of Claim or Equity Interest has been filed, but with respect to which an objection or request for estimation has been filed and has not been withdrawn or determined by a Final Order, (iii) as to which a request for payment was required to be filed but as to which a request for payment was not properly filed, (iv) that is disputed in accordance with the provisions of the Plan, or (v) that is otherwise disputed by the Debtors or the Reorganized Debtors upon notice to the holder of such Claim or Equity Interest.
49.          Effective Date: means the date, selected by the Debtors, in consultation with New Holdco, which is the first Business Day that is not a designated legal holiday in Argentina, on which (a) all of the conditions to the occurrence of the Effective Date specified in Article IX.A have been satisfied or waived in accordance with Article IX.B and (b) no stay of the Confirmation Order is in effect.
50.          Entity: means an "entity" as such term is defined in section 101(15) of the Bankruptcy Code.
51.          Equity Interest: means any "equity security" (as such term is defined in section 101(16) of the Bankruptcy Code) in the Plan Debtors, including any issued or unissued share of common stock, preferred stock, or other instrument evidencing an ownership interest in the Debtors, whether or not transferable, and any option, warrant, or right, contractual or otherwise, to acquire any such interest in the Debtors that existed immediately prior to the Effective Date, and any Claim against the Debtors subordinated pursuant to section 510(b) of the Bankruptcy Code.
52.          Estate(s): means, individually, the estate of any of the Debtors and, collectively, the estates of all of the Debtors created under section 541 of the Bankruptcy Code.
53.          Executory Contract: means a contract to which any Plan Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
54.          Existing Common Stock: mean Existing Cornamusa Common Stock or Existing River Business Holding Company Common Stock, as the case may be.
6

55.          Existing Cornamusa Common Stock: means shares of common stock of Cornamusa that are authorized, issued, and outstanding prior to the Effective Date.
56.          Existing River Business Holding Company Common Stock: means, collectively, for each River Business Holding Company, shares of common stock of such River Business Holding Company that are authorized, issued, and outstanding prior to the Effective Date.
57.          Fee Claim: means a Claim for Accrued Professional Compensation.
58.          Fee Claims Escrow Account: means the account established on the Effective Date pursuant to Article IV.N.
59.          Final Order: means an order or judgment of the Court which has not been modified, amended, reversed, vacated, or stayed, and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or motion for new trial, stay, reargument, or rehearing shall then be pending or (b) if an appeal, writ of certiorari, new trial, stay, reargument, or rehearing thereof has been sought, such order or judgment of the Court shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, stay, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing shall have expired, as a result of which such order shall have become final in accordance with Bankruptcy Rule 8002; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.
60.          General Unsecured Claim: means any Generic General Unsecured Claim against any Plan Debtor other than Cornamusa.
61.          General Unsecured Claim – Cornamusa: means any Generic General Unsecured Claim against Cornamusa.
62.          Generic General Unsecured Claim: means any Claim that is not Secured or entitled to priority under the Bankruptcy Code or an order of the Court, including without limitation any Claim arising under a guarantee and any Claim arising from the rejection of an Executory Contract or Unexpired Lease under section 365 of the Bankruptcy Code.
63.          Governmental Unit: has the meaning set forth in section 101(27) of the Bankruptcy Code.
64.          IFC: means International Finance Corporation.
65.          IFC Parent Guarantee: means the Enforcement Shortfall Guarantee, dated as of December 2, 2011 between Parent and IFC.
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66.          IFC-OFID 2008 Security Trustee: means Wilmington Trust, National Association as security trustee under the 2008 Collateral Trust Agreement or its successor.
67.          IFC-OFID 2011 Security Trustee: means Wilmington Trust, National Association as security trustee under the 2011 Collateral Trust Agreement or its successor.
68.          IFC-OFID Debt Purchase Agreement: means the agreement (attached hereto as Exhibit 1), dated as of November 23, 2016, among IFC, OFID, UABL Limited, and Thurston Shipping Inc, as it may be amended, modified, or supplemented by the parties thereto in accordance with the terms of such agreement, related to the purchase from IFC and OFID of debt under the IFC-OFID Loan Agreements owed to IFC and OFID by the borrowers under the IFC-OFID Loan Agreements, which IFC-OFID Debt Purchase Agreement shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
69.          IFC-OFID Guarantees: means collectively the 2008 IFC Guarantee, the 2008 OFID Guarantee, the 2011 IFC Guarantee, and the 2011 OFID Guarantee.
70.          IFC-OFID Loan Agreements: means collectively the 2008 IFC Panama Loan Agreement, the 2008 IFC Paraguay Loan Agreement, the 2008 OFID Loan Agreement, the 2011 IFC Loan Agreement, and the 2011 OFID Loan Agreement, and the IFC-OFID Guarantees.
71.          IFC-OFID Loan Claims: means all Claims arising under, or related to the IFC-OFID Parent Guarantees, the IFC-OFID Loan Agreements, and the swap termination amounts related thereto.
72.          IFC-OFID Parent Guarantees: means collectively, the IFC Parent Guarantee and the OFID Parent Guarantee.
73.          IFC-OFID Security Trustees: means collectively, the IFC-OFID 2008 Security Trustee together with the IFC-OFID 2011 Security Trustee.
74.          Impaired: means, when used with respect to Claims or Equity Interests, Claims or Equity Interests that are "impaired" within the meaning of section 1124 of the Bankruptcy Code.
75.          Initial IFC/OFID Cash Recovery: has the meaning ascribed to it in the Restructuring Support Agreement.
76.          Initial Noteholder Cash Recovery: has the meaning ascribed to it in the Restructuring Support Agreement.
77.          Insured Claim: means any Claim or portion of a Claim that is, or may be, insured under any of the Plan Debtors' insurance policies.
8

78.          Intercompany Claim: means any Claim against a Plan Debtor by a direct or indirect subsidiary, a direct or indirect parent, or an affiliate of a Debtor.
79.          Investment Agreement: means that certain agreement (attached hereto as Exhibit 2), dated as of November 23, 2016, between and among Parent, River Business Holding Company Debtors, New Holdco 1, New Holdco 2, and Southern Cross.
80.          Lien: has the meaning set forth in section 101(37) of the Bankruptcy Code.
81.          Majority Supporting Noteholders: has the meaning set forth in the Restructuring Support Agreement.
82.          Management Agreements: means the employment agreements identified in the Plan Supplement.
83.          New Common Stock: means (i) in the case of a Parent-Included Plan, New River Business Holding Company Common Stock and (ii) in the case of a Parent-Excluded Plan, collectively, New Cornamusa Common Stock and New River Business Holding Company Common Stock.
84.          New Cornamusa Common Stock: means the shares of common stock of Reorganized Cornamusa to be authorized and issued hereunder or for purposes specified herein in the case of a Parent-Excluded Plan.
85.          New Holdco: means (i) in the case of a Parent-Included Plan, collectively, New Holdco 1 and New Holdco 2 and (ii) in the case of a Parent-Excluded Plan, New Holdco 1.
86.          New Holdco 1: means Sparrow River Investments Ltd.
87.          New Holdco 2: means Sparrow Offshore Investments Ltd., or Sparrow Offshore Capital Ltd.
88.          New River Business Holding Company Common Stock: means, collectively, for each Reorganized River Business Holding Company Debtor, the shares of common stock to be authorized and issued hereunder or for purposes specified herein.
89.          Ocean Administrative Services Agreement: means, if requested by the Supermajority Supporting Noteholders, an agreement between UABL S.A. and Ocean Business Transferee pursuant to which UABL S.A. will provide certain administrative services to Ocean Business Transferee following an Ocean Business Hand Over, which agreement shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
90.          Ocean Business: has the meaning ascribed to it in the Restructuring Support Agreement.
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91.          Ocean Business Consideration: has the meaning ascribed to it in the Restructuring Support Agreement.
92.          Ocean Business Election Deadline: means the earlier of (i) ten calendar days prior to the Ocean Business Sale Deadline and (ii) February 28, 2017.
93.          Ocean Business Entities: means Mondalva Shipping Inc. and Palmdeal Shipping Inc.
94.          Ocean Business Equity: means the equity interests in the Ocean Business Entities.
95.          Ocean Business Hand Over: has the meaning set forth in Article VI.B.(c) hereto.
96.          Ocean Business Retention: has the meaning set forth in Article VI.B.(c) hereto.
97.          Ocean Business Sale Deadline: has the meaning ascribed to it in the Restructuring Support Agreement.
98.          Ocean Business Subsequent Proceeds: means if the Ocean Business Consideration is satisfied on the Effective Date by a transfer of the Ocean Business Equity, the net proceeds (net of cost of sale and taxes) of any subsequent sale of all or substantially all of the assets or equity of the Ocean Business.
99.          Ocean Business Transferee: has the meaning set forth in Article VI.B.(c) hereto.
100.          Ocean Business Transferee Equity: means the equity interests in the Ocean Business Transferee.
101.          Offshore Administrative Services Agreement: means "Allocation Agreement" as defined in the Offshore Business RSA.
102.          Offshore Agents: means DVB Bank SE and DVB Bank America N.A. (as the case may be) in its capacities as agent, facility agent, security agent, or security trustee (as the case may be) under the Offshore Loan Agreements.
103.          Offshore Business: means the Offshore Business Entities and all of their respective assets.
104.          Offshore Business Holding Company: means UP Offshore (Bahamas) Ltd.
105.          Offshore Business Entities: means the Offshore Business Holding Company and all its direct and indirect subsidiaries.
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106.          Offshore Business Restructuring: means the restructuring of the Offshore Business as contemplated under and pursuant to the Offshore Business RSA and the Offshore Common Terms Agreement.
107.          Offshore Business RSA: means the agreement (including all schedules and exhibits thereto (including, without limitation, the Offshore Restructuring Term Sheet)) (attached as Exhibit 4 hereto) dated as of January 17, 2017, among (i) the Parent, (ii) the Offshore Business Entities, (iii) Cornamusa, (iv) Southern Cross, and (v) the other parties thereto, which agreement provides, inter alia, for the release, waiver, and discharge by the Offshore Lenders of all their Claims against the Parent and the River Business, including without limitation, the Offshore Lender Cornamusa Claim and the Offshore Lender Parent Claims
108.          Offshore Common Terms Agreement: means an agreement among, the Offshore Lenders, the Parent, certain of its subsidiaries that are part of the Offshore Business, and the other parties thereto, which agreement provides, inter alia, for the restructuring and amendment of the Offshore Loans.
109.          Offshore Lender Agreement: means collectively the Offshore Business RSA and Offshore Common Terms Agreement.
110.          Offshore Lender Cornamusa Claim: means a Claim against Cornamusa arising under the Offshore Lender Cornamusa Guarantee.
111.          Offshore Lender Cornamusa Guarantee: means the guarantee obligations of Cornamusa under that loan agreement, dated as of December 9, 2010, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Parent, Glasgow Shipping Inc., Zubia Shipping Inc. and Cornamusa, as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee.
112.          Offshore Lender Parent Claim: means a Claim against Parent arising under an Offshore Lender Parent Guarantee.
113.          Offshore Lender Parent Guarantee: means each of the guarantees set forth on Schedule A hereto.
114.          Offshore Lenders: means each of the lenders described in the Offshore Loan Agreements.
115.          Offshore Loan Agreements: means each of the loan agreements set forth on Schedule B hereto.
116.          Offshore Loans: means the prepetition loans by the Offshore Lenders to non-Debtor affiliates of the Debtors pursuant to the Offshore Loan Agreements.
117.          Offshore Restructuring Definitive Documents: means the "Definitive Documents," as such term is defined in the Offshore Business RSA, including, without limitation, the Offshore Common Terms Agreement and the Offshore Administrative Services Agreement.
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118.          Offshore Restructuring Term Sheet: means the term sheet attached to the Offshore Business RSA as Exhibit A setting forth the principal terms of the restructuring of the obligations under the Offshore Loan Agreements.
119.          OFID: means The OPEC Fund for International Development.
120.          OFID Parent Guarantee: means the Enforcement Shortfall Guarantee, dated as of December 2, 2011 between Parent and IFC.
121.          Other Intercompany Claim: means any Intercompany Claim except any River Business Intercompany Claims.
122.          Other Priority Claim: means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than (i) an Administrative Claim or (ii) a Priority Tax Claim.
123.          Other Secured Claim: means any Claim that is Secured, other than a 2021 Note Claim, an IFC-OFID Loan Claim, or an Offshore Lender Parent Claim.
124.          Other UP Entities: means Parent and all its direct and indirect subsidiaries other than the Ocean Business Entities.
125.          Parent: means Ultrapetrol (Bahamas) Limited.
126.          Parent-Excluded Plan: means the Plan in the event that prior to the Voting Deadline, (i) the Offshore Common Terms Agreement is not executed and delivered or (ii) the Offshore Lenders do not vote in favor of the Plan.
127.          Parent-Included Plan: means the Plan in the event that, prior to the Voting Deadline, (i) the Offshore Common Terms Agreement is executed and delivered and (ii) the Offshore Lenders vote in favor of the Plan.
128.          Person: means any individual, corporation, partnership, limited liability company, association, indenture trustee, organization, joint stock company, joint venture, estate, trust, Governmental Unit or any political subdivision thereof, or any other Entity.
129.          Plan: means this Debtors' Amended Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, together with all addenda, exhibits, schedules, or other attachments, if any, including the Plan Supplement, each of which is incorporated herein by reference, and as may be amended, modified, or supplemented from time to time in accordance with the terms herein and in the Restructuring Support Agreement, as applicable.
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130.          Plan Debtors: means either (i) the Debtors in the case of a Parent-Included Plan or (ii) the River Business Holding Company Debtors, the River Business Debtors, and Cornamusa in the case of a Parent-Excluded Plan.
131.          Plan Scheduling Motion: means the motion filed by the Debtors, substantially contemporaneously with the filing of the Reorganization Cases, seeking entry of an order (a) scheduling an objection deadline and combined hearing on the Debtors' Disclosure Statement and Plan Confirmation, (b) approving the form and notice of the Confirmation Hearing, (c) establishing procedures for objections to the Disclosure Statement and the Plan, (d) approving Solicitation Procedures, and (e) granting related relief.
132.          Plan Supplement: means the supplemental appendix to the Plan, described in Section X.I of the Plan which shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Plan Debtors, Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
133.          Priority Tax Claim: means any Claim that is entitled to priority in right of payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code.
134.          Pro Rata: means, with respect to any Claim, the proportion that the amount of such Claim bears to the aggregate amount of all Claims (including Disputed Claims) in the applicable Class, unless the Plan provides otherwise.
135.          Professional: means any professional employed or retained in the Reorganization Cases pursuant to sections 327 or 328 of the Bankruptcy Code.
136.          Record Date: means, for purposes of making distributions under the Plan, the Confirmation Date.
137.          Reinstated: means, with respect to a Claim, (a) in accordance with section 1124(1) of the Bankruptcy Code, being treated such that the legal, equitable, and contractual rights to which such Claim entitles its holder are left unaltered, or (b) if applicable under section 1124 of the Bankruptcy Code: (i) having all prepetition and postpetition defaults with respect thereto other than defaults relating to the insolvency or financial condition of the applicable Debtor or its status as debtor under the Bankruptcy Code cured, (ii) having its maturity date reinstated, (iii) compensating the holder of such Claim for damages incurred as a result of its reasonable reliance on a provision allowing the Claim's acceleration, and (iv) not otherwise altering the legal, equitable, and contractual rights to which the Claim entitles the holder thereof.
138.          Rejection Damage Claims: means Claims for damages arising from the rejection of Executory Contracts or Unexpired Leases. Unless otherwise agreed to in writing by the Debtors, all Rejection Damage Claims shall be deemed Disputed Claims.
139.          Rejection Notice: means a notice of an Executory Contract or Unexpired Lease to be rejected under the Plan pursuant to section 365 of the Bankruptcy Code which notice shall include (i) the procedures for objection to proposed rejection of Executory Contracts and Unexpired Leases, (ii) the procedures for filing Rejection Damage Claims, and (iii) procedures for resolution by the Court of any related disputes.
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140.          Rejection Schedule: means a schedule, if any, of Executory Contracts and Unexpired Leases to be rejected pursuant to the Plan and the effective date of such rejection, which will be filed no later than five (5) Business Days before the deadline to object to the Plan.
141.          Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; (j) solely in the case of the Parent-Included Plan, the Offshore Lenders; (k) solely in the case of the Parent-Included Plan, the Offshore Agents; and (l) with respect to each of the foregoing applicable Entities in clauses (a) through (k), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time following November 30, 2016) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
142.          Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) solely in the case of the Parent-Included Plan, the Offshore Agents; (c) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (d) IFC, (e) OFID; (f) Sparrow; (g) Southern Cross; (h) New Holdco; (i) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (j) with respect to each of the foregoing applicable Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
143.          Reorganization Case(s): means (a) when used with reference to a particular Debtor, the case under chapter 11 of the Bankruptcy Code commenced by such Debtor in the Court and (b) when used with reference to all Debtors, the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Court.
144.          Reorganized: means, with respect to a Plan Debtor, the successor to such Plan Debtor on and after the Effective Date.
145.          Restated Bylaws: means the respective amended and restated bylaws or equivalent documents, as applicable, of each of the Reorganized Debtors to be adopted on the Effective Date.
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146.          Restated Charters: means the respective amended and restated corporate charters, certificates of incorporation, or equivalent organizational documents, as applicable, of each of the Reorganized Debtors to be adopted and filed by the Reorganized Debtors in their respective jurisdictions of incorporation, formation, or organization on the Effective Date.
147.          Restructuring Support Agreement: means the agreement (including all exhibits thereto) (attached as Exhibit 3 hereto), dated as of November 18, 2016, among the Debtors, IFC, OFID, certain holders of the 2021 Note Claims, Sparrow, and Southern Cross, as it may be amended, modified, or supplemented by the parties thereto in accordance with the terms of such agreement.
148.          River Business: means the River Business Entities and all of their respective assets including without limitation, vessels (including without limitation barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property, but excluding the Ocean Business.
149.          River Business Debtors: means Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Cedarino S.A.; Thurston Shipping Inc.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; Hallendale Commercial Corp.; Longmoor Holdings Inc.; and Regal International Investments S.A.
150.          River Business Entities: means the River Business Holding Company Debtors and all of their direct and indirect subsidiaries.
151.          River Business Holding Company Debtors: means collectively Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB (Panama) Inc., and UP River (Holdings) Ltd.
152.          River Business Intercompany Claims: means any Intercompany Claim held by any River Business Entity.
153.          Sale Transaction: has the meaning set forth in Article IV.E.1 hereto.
154.          Schedules: means, to the extent the Court has not waived the requirement to file the Schedules, the schedules of assets and liabilities, statements of financial affairs, and lists of holders of Claims and Equity Interests, filed with the Court by the Debtors, including any amendments or supplements thereto.
155.          Secured: means when referring to a Claim: (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Court order, or that is subject to setoff pursuant to
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section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or (b) otherwise Allowed pursuant to the Plan as a Claim that is Secured.
156.          Solicitation Procedures: means the procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan.
157.          Southern Cross: means Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P.
158.          Sparrow: means, collectively, Sparrow Capital Investments Ltd. and Sparrow Sub.
159.          Sparrow Investment: means (i) in the case of a Parent-Included Plan, the sum of the Sparrow River Investment plus the Sparrow Offshore Investment and (ii) in the case of a Parent-Excluded Plan, the Sparrow River Investment.
160.          Sparrow Offshore Investment: means $2.5 million in Cash.
161.          Sparrow River Investment: means $73 million in Cash.
162.          Sparrow Sub: means Sparrow CI Sub Ltd.
163.          Supermajority Supporting Noteholders: means the 2021 Noteholders holding in the aggregate at least 90% of the aggregate principal amount of the 2021 Notes held by all Supporting Noteholders.
164.          Supporting Noteholders: has the meaning set forth in the Restructuring Support Agreement.
165.          True-Up Amount: has the meaning set forth in the Restructuring Support Agreement.
166.          UABL Paraguay: means UABL Paraguay S.A.
167.          Unexpired Lease: means a lease to which any Plan Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
168.          Unimpaired: means any Class of Claims or Equity Interests that is not Impaired under the Plan within the meaning of section 1124 of the Bankruptcy Code.
169.          U.S. Trustee: means the United States Trustee for the Southern District of New York.
170.          Voting Deadline: means the date set forth in the Disclosure Statement as the deadline for submitting Ballots to either accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code.
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171.          Voting Record Date: means the date set forth in the Disclosure Statement to identify the holders of claims eligible to vote on the Plan.
B.          Interpretation, Application of Definitions, and Rules of Construction.
Except as expressly provided herein, each capitalized term used in the Plan shall either have (i) the meaning ascribed to such term in Article I or (b) if such term is not defined in Article I, but such term is defined in the Bankruptcy Code or Bankruptcy Rules, the meaning ascribed to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be. Meanings of capitalized terms shall be equally applicable to both the singular and plural forms of such terms. The words "herein," "hereof," and "hereunder" and other words of similar import refer to the Plan as a whole (and, for the avoidance of doubt, the Plan Supplement) and not to any particular section or subsection in the Plan unless expressly provided otherwise. The words "includes" and "including" are not limiting and mean that the things specifically identified are set forth for purposes of illustration, clarity or specificity and do not in any respect qualify, characterize or limit the generality of the class within which such things are included. Captions and headings to articles, sections and exhibits are inserted for convenience of reference only, are not a part of this Plan, and shall not be used to interpret this Plan. The rules of construction set forth in section 102 of the Bankruptcy Code shall apply to this Plan.
C.          Computation of Time.
Except as otherwise specifically provided in the Plan, in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.
ARTICLE II.
ADMINISTRATIVE CLAIMS AND PRIORITY CLAIMS
In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Fee Claims, and Priority Tax Claims, each as described below, have not been classified and thus are excluded from the classes of Claims and Equity Interests set forth in Article III.
A.          Administrative Claims (Other Than Fee Claims).
Each holder of an Allowed Administrative Claim (other than an Administrative Claim that is a Fee Claim) as of the Effective Date shall receive (i) Cash in an amount equal to the amount of such Allowed Administrative Claim as soon as practicable after the later of (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) calendar days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing; provided, however, that Allowed Administrative Claims that arise in the ordinary course of the Debtors' business shall be paid in the ordinary course of business in accordance with the terms, and subject to the conditions, of any agreements governing, instruments evidencing, or other documents relating to, such transactions.
B.          Fee Claims.
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(a)          Pre-Effective Date Fees and Expenses.
Each holder of an Allowed Fee Claim as of the Effective Date shall receive (i) Cash in an amount equal to the amount of such Fee Claim as soon as practicable after the later of (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing
(b)          Post-Effective Date Fees and Expenses.
The Reorganized Debtors shall pay in Cash the reasonable legal, professional, or other fees and expenses incurred by the Debtors' Professionals on and after the Effective Date, in the ordinary course of business, and without any further notice to, or action, order, or approval of the Court. Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and Professionals may be employed and paid in the ordinary course of business without any further notice to, or action, order, or approval of, the Court.
C.          Priority Tax Claims.
Each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive, at the option of the applicable Plan Debtor, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Priority Tax Claim, one of the following treatments: (i) payment in full in Cash as soon as practicable after the Effective Date in the amount of such Allowed Priority Tax Claim, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); (ii) payment in full in Cash, payable in equal Cash installments made on a quarterly basis in accordance with section 1129(a)(9)(C) of the Bankruptcy Code, over a period not to exceed five (5) years following the Commencement Date, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); or (iii) such other treatment as may be agreed upon by such holder and the applicable Plan Debtor or Reorganized Debtor or otherwise determined upon a Final Order of the Court. Priority Tax Claims incurred by the Plan Debtors in the ordinary course of business may be paid in the ordinary course of business in accordance with such applicable terms and conditions relating thereto in the discretion of the applicable Plan Debtor or Reorganized Debtor without further notice to or order of the Bankruptcy Court.
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D.	U.S. Trustee Fees.
Notwithstanding anything to the contrary contained herein, on the Effective Date, the Plan Debtors shall pay, in full, in Cash, any fees due and owing to the U.S. Trustee at the time of Confirmation. On and after the Effective Date, the Reorganized Debtors shall be responsible for filing required post-confirmation reports and paying quarterly fees due to the U.S. Trustee for the Reorganized Debtors until the entry of a final decree in the Reorganization Cases or until the Reorganization Cases are converted or dismissed.
E.	Special Provisions Regarding Fees and Expenses of 2021 Notes Indenture Trustee, IFC-OFID Security Trustees, Registrar and Paying Agent.
The reasonable prepetition and postpetition fees and expenses of each of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, the Registrar (as defined in the 2021 Notes Indenture), and the Paying Agent (as defined in the 2021 Notes Indenture), solely in connection with their performance of their duties and to the extent set forth in Section 3(h) of the Restructuring Support Agreement, (i) shall be paid in the ordinary course of business in accordance with, and subject to the conditions, of the Restructuring Support Agreement and any agreements governing, instruments evidencing, or other documents relating to, such transactions, (ii) shall be deemed Allowed Administrative Claims, and (iii) to the extent not previously paid directly by the Debtors pursuant to the Restructuring Support Agreement, shall be paid in Cash on the Effective Date, or as soon thereafter as is reasonably practicable, upon submission of the documented invoices (in customary form) to the Debtors, subject to a review for reasonableness by the Debtors, without the necessity of making application to the Bankruptcy Court. Each charging lien of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar and Paying Agent, if any, shall be discharged solely upon payment in full of the respective fees and expenses of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar or Paying Agent, as applicable, and termination of the duties of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar or Paying Agent, as applicable. Nothing herein shall be deemed to impair, waive, or discharge any charging liens of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar, or Paying Agent for any fees and expenses not paid previously.
ARTICLE III.
CLASSIFICATION AND TREATMENT OF
 CLAIMS AND EQUITY INTERESTS
A.          Classification of Claims and Equity Interests.
Except for those Claims addressed in Article II, all Claims and Equity Interests are placed in the Classes set forth below. A Claim or Equity Interest is placed in a particular Class solely to the extent that the Claim or Equity Interest falls within the description of that Class, and the portion of a Claim or Equity Interest which does not fall within such description shall be classified in another Class or Classes to the extent that such portion falls within the description of such other Class or Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan solely to the extent that such Claim is an
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Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled before the Effective Date.
B.          Record Date.
As of the close of business on the Record Date, the claims register (for Claims) and transfer ledger (for Equity Interests) shall be closed, and there shall be no further changes in the record holders of any Claims or Equity Interests. The Reorganized Debtors shall have no obligation to, but may, in consultation with New Holdco, recognize any transfer of any Claims or Equity Interests occurring after the Record Date. The Reorganized Debtors shall instead be entitled to recognize and deal for purposes under the Plan with only those record holders stated on the claims register (for Claims) and transfer ledgers (for Equity Interests) as of the close of business on the Record Date.
C.          Summary of Classification and Class Identification.
Below is a chart identifying Classes of Claims and Equity Interests, a description of whether each Class is Impaired, and each Class's voting rights with respect to the Plan.
(i)          Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan
Class	Claim or Equity Interest	Status	Voting Rights
1	Other Priority Claims	Unimpaired	Presumed to Accept
2	Other Secured Claims	Unimpaired	Presumed to Accept
3	2021 Note Claims	Impaired	Entitled to Vote
4	IFC-OFID Loan Claims	Impaired	Entitled to Vote
5	General Unsecured Claims	Unimpaired	Presumed to Accept
6	River Business Intercompany Claims	Unimpaired	Presumed to Accept
7	Equity Interests in River Business Holding Company Debtors	Impaired	Consented to Treatment (Presumed to Accept)
8	Equity Interest in River Business Debtors	Unimpaired	Presumed to Accept
9	Other Intercompany Claims	Impaired	Consented to Treatment (Presumed to Accept)

(ii)          Parent-Included Plan
Class	Claim or Equity Interest	Status	Voting Rights
10	Equity Interests in Parent	Unimpaired	Presumed to Accept
11	Offshore Lender Parent Claims	Impaired	Entitled to Vote

(iii)          Parent-Excluded Plan (Parent is not a Plan Debtor)
Class	Claim or Equity Interest	Status	Voting Rights
12	General Unsecured Claims – Cornamusa	Impaired	Entitled to Vote
13	Equity Interests in Cornamusa	Impaired	Consented to Treatment (Presumed to Accept)
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Section 1129(a)(10) of the Bankruptcy Code shall be satisfied, for the purposes of Confirmation, by acceptance of the Plan by an Impaired Class of Claims; provided, however, that in the event no holder of a Claim with respect to a specific voting Class timely submits a Ballot indicating acceptance or rejection of the Plan, such Class will be deemed to have accepted the Plan. The Debtors hereby request that the Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Equity Interests. The Debtors reserve the right to modify the Plan in accordance with Article IX.E hereof, including the right to withdraw the Plan with respect to one or more Debtors at any time before the Effective Date.
D.          Treatment of Classified Claims and Equity Interests.
1.          Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan
(a)          Class 1 – Other Priority Claims.
i.          Classification: Class 1 consists of Other Priority Claims.
ii.          Treatment: Except to the extent that a holder of an Allowed Other Priority Claim agrees in writing to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive payment in Cash in an amount equal to such Allowed Other Priority Claim as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Other Priority Claim becomes an Allowed Other Priority Claim.
iii.          Voting: Class 1 is Unimpaired, and each holder of a Class 1 Other Priority Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 1 Other Priority Claims are not entitled to vote to accept or reject the Plan.
(b)          Class 2 – Other Secured Claims.
i.          Classification: Class 2 consists of Other Secured Claims.
ii.          Treatment: Except to the extent that a holder of an Allowed Other Secured Claim agrees in writing to less favorable treatment, at the option of the applicable Debtor, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated by the applicable Plan Debtor and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be
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paid pursuant to sections 506(b) and/or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.
iii.          Voting: Class 2 is Unimpaired, and each holder of a Class 2 Other Secured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 2 Other Secured Claims are not entitled to vote to accept or reject the Plan.
(c)          Class 3 – 2021 Note Claims.
i.          Classification: Class 3 consists of 2021 Note Claims.
ii.          Treatment: Except to the extent that a holder of a 2021 Note Claim agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in its sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, the 2021 Note Claims, on the Effective Date, each holder of an Allowed 2021 Note Claim shall receive (i) its Pro Rata share of the Initial Noteholder Cash Recovery and (ii) its Pro Rata share of the Adjusted Ocean Business Consideration. Notwithstanding the foregoing, to the extent that a holder of a 2021 Note Claim elects not to receive its Pro Rata share of Ocean Business Transferee Equity in the event of an Ocean Business Hand Over by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Plan Debtors no later than three (3) Business Days after the Ocean Business Election Deadline in accordance with the Restructuring Support Agreement, such equity will be allocated pro rata among the remaining 2021 Noteholders. Distributions among the holders of 2021 Note Claims shall be made solely on the basis of the 2021 Note Indenture.
iii.          Voting: Class 3 is Impaired. Therefore, holders of Class 3 2021 Note Claims are entitled to vote to accept or reject the Plan.
(d)          Class 4 – IFC-OFID Loan Claims.
i.          Classification: Class 4 consists of IFC-OFID Loan Claims.
ii.          Treatment: Except to the extent that a holder of an IFC-OFID Loan Claim agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in their sole discretion, agree in writing to such other treatment, in accordance with the IFC-OFID Debt Purchase Agreement, in consideration for the assignment of the IFC-OFID Loan Agreements and IFC-OFID Loan Claims, on the Effective Date, each holder of an Allowed IFC-OFID Loan Claim shall receive (i) its Pro Rata share of the Initial IFC/OFID Cash Recovery, (ii) its Pro Rata share of the Debt Service Reserve Account Balance, and (iii) its Pro Rata share of the True-Up Amount; provided, however, that in the event of an Ocean Business Hand Over, each of IFC and OFID shall retain its respective right to its Pro Rata share of the True-Up Amount with respect to the Ocean Business Subsequent Proceeds promptly upon the subsequent sale of all or substantially all of the assets or equity of the Ocean Business.
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iii.          Voting: Class 4 is Impaired. Therefore, holders of Class 4 IFC-OFID Loan Claims are entitled to vote to accept or reject the Plan.
(e)          Class 5 – General Unsecured Claims.
i.          Classification: Class 5 consists of General Unsecured Claims.
ii.          Treatment: In full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed General Unsecured Claim, on the Effective Date, each holder of an Allowed General Unsecured Claim shall, at the discretion of the Debtors, and only to the extent such holder's Allowed General Unsecured Claim was not previously paid, pursuant to an order of the Court or otherwise: (a) have its Allowed General Unsecured Claim Reinstated as an obligation of the applicable Reorganized Debtor, and be paid in accordance with the ordinary course terms, (b) receive such other treatment as may be agreed between such holder and the applicable Reorganized Debtor, or (c) receive such other treatment that will render it Unimpaired pursuant to section 1124 of the Bankruptcy Code.
iii.          Voting: Class 5 is Unimpaired. Therefore, holders of Class 5 General Unsecured Claims are not entitled to vote to accept or reject the Plan.
(f)          Class 6 – River Business Intercompany Claims.
i.          Classification: Class 6 consists of River Business Intercompany Claims.
ii.          Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, River Business Intercompany Claims are Unimpaired by the Plan. However, the Plan Debtors retain the right to eliminate, cancel, continue, waive, discharge, or adjust in full or in part any River Business Intercompany Claims as of the Effective Date, or as soon as practicable thereafter, in each case as agreed by the Plan Debtors and New Holdco. No distribution shall be made under the Plan on Account of the River Business Intercompany Claims.
iii.          Voting: Class 6 is Unimpaired. Therefore, holders of Class 6 River Business Intercompany Claims are not entitled to vote to accept or reject the Plan.
(g)          Class 7 – Equity Interests in River Business Holding Company Debtors.
i.          Classification: Class 7 consists of Equity Interests in River Business Holding Company Debtors.
ii.          Treatment: On the Effective Date, all Equity Interests in River Business Holding Company Debtors shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of Equity Interests in River Business Holding Company Debtors shall not receive or retain any property under the Plan on account of such Equity Interests in River Business Holding Company Debtors.
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iii.          Voting: Holders of Equity Interests in River Business Holding Company Debtors have consented to the treatment of their Interests, are deemed to consent to the Plan, and are not entitled to vote.
(h)          Class 8 – Equity Interests in River Business Debtors Other than Cornamusa.
i.          Classification: Class 8 consists of Equity in River Business Debtors.
ii.          Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in River Business Debtors are Unimpaired by the Plan and the Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest. No distribution shall be made under the Plan on Account of Equity Interests in River Business Debtors.
iii.          Voting: Class 8 is Unimpaired. Therefore, holders of Class 8 Equity Interests in River Business Debtors are not entitled to vote to accept or reject the Plan.
(i)          Class 9 – Other Intercompany Claims.
i.          Classification: Class 9 consists of Other Intercompany Claims.
ii.          Treatment: On the Effective Date, all Other Intercompany Claims shall be eliminated, cancelled, waived, and discharged, and shall receive no distribution under the Plan.
iii.          Voting: Holders of Other Intercompany Claims have consented to the treatment of their Other Intercompany Claims, are deemed to consent to the Plan, and are not entitled to vote.
2.          Parent-Included Plan
(a)          Class 10 – Equity Interests in Parent.
i.          Classification: Class 10 consists of Equity Interests in Parent.
ii.          Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in Parent are Unimpaired by the Parent-Included Plan and the Parent-Included Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest. No distribution shall be made under the Parent-Included Plan on account of Equity Interests in Parent.
iii.          Voting: Class 10 is Unimpaired. Therefore, holders of Class 10 Equity Interests in Parent are not entitled to vote to accept or reject the Parent-Included Plan.
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(b)          Class 11 – Offshore Lender Parent Claims
i.          Classification: Class 11 consists of Offshore Lender Parent Claims.
ii.          Treatment: In full and final satisfaction and discharge of the Offshore Lender Parent Claims, on the Effective Date each Offshore Lender Parent Guarantee shall be canceled and the Offshore Loans which were the subject of such guarantees shall be restructured pursuant to the Offshore Restructuring Definitive Documents.
iii.          Voting: Class 11 is Impaired. Holders of Class 11 Offshore Lender Parent Claims are entitled to vote to accept or reject the Plan.
3.          Parent-Excluded Plan (Parent is not a Plan Debtor)
(a)          Class 12 – General Unsecured Claims - Cornamusa.
i.          Classification: Class 12 consists of General Unsecured Claims – Cornamusa.
ii.          Treatment: Except to the extent that a holder of an Allowed Class 12 General Unsecured Claim – Cornamusa agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in its sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, its Allowed General Unsecured Claim – Cornamusa, on or as soon as practicable after the Effective Date, each holder of an Allowed General Unsecured Claim – Cornamusa shall receive 1.2% of the Amount of its Allowed Class 12 General Unsecured Claim – Cornamusa.
iii.          Voting: Class 12 is Impaired. Therefore, holders of Class 12 General Unsecured Claims – Cornamusa are entitled to vote to accept or reject the Parent-Excluded Plan.
(b)          Class 13 – Equity Interests in Cornamusa.
i.          Classification: Class 13 consists of Equity Interests in Cornamusa.
ii.          Treatment: On the Effective Date, all Equity Interests in Cornamusa shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and the holder of Equity Interests in Cornamusa shall not receive or retain any property under the Parent-Excluded Plan on account of such Equity Interests in Cornamusa.
iii.          Voting: The holder of Equity Interests in Cornamusa has consented to the treatment of its Interests, is deemed to consent to the Parent-Excluded Plan, and is not entitled to vote.
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E.          Special Provision Regarding Unimpaired Claims.
Except as otherwise specifically provided in this Plan, nothing herein shall be deemed to affect, diminish, or impair the Plan Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Unimpaired Claim, including, but not limited to, legal and equitable defenses to setoffs or recoupment against Unimpaired Claims. Except as otherwise specifically provided in this Plan, nothing herein shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date against, or with respect to, any Claim left Unimpaired by this Plan. Except as otherwise specifically provided in this Plan, the Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Reorganization Cases had not been commenced, and all of the Plan Debtors' legal and equitable rights with respect to any Reinstated Claim or Claim left Unimpaired by this Plan may be asserted by the applicable Reorganized Debtor after the Confirmation Date and the Effective Date to the same extent as if the Reorganization Cases had not been commenced.
ARTICLE IV.
MEANS FOR IMPLEMENTATION OF THE PLAN
A.          Substantive Consolidation.
Solely for voting, confirmation, and distribution purposes under the Plan, the Consolidated Debtors are substantively consolidated for all purposes and actions associated with consummation of the Plan, including, without limitation, for purposes of voting and confirmation, and, solely for such purposes, on and after the Effective Date, (a) all assets and liabilities of the Consolidated Debtors shall be consolidated and treated as though they were merged into one estate, (b) all guarantees of any Consolidated Debtor of the obligations of any other Consolidated Debtor shall be eliminated so that any Claim against any Consolidated Debtor, any guarantee thereof executed by any other Consolidated Debtor, and any joint or several liability of any of the Consolidated Debtors shall be one obligation of the Consolidated Debtors, (c) each and every Claim filed or to be filed in the Reorganization Cases against any of the Consolidated Debtors shall be deemed filed against the Consolidated Debtors collectively and shall be one Claim against and, if and to the extent allowed, shall become one obligation of the Consolidated Debtors solely for purposes of distribution under the Plan, and (d) for all purposes associated with Confirmation, including, without limitation, for purposes of tallying acceptances and rejections of the Plan, the estates of the Consolidated Debtors shall be deemed to be one consolidated estate. For the avoidance of doubt, after the Effective Date any Allowed Claim that is Reinstated under the Plan shall be an obligation solely of the applicable Reorganized Debtor against whom such Allowed Claim is held and shall be paid in accordance with ordinary course terms.
Substantive consolidation shall not affect: (a) the legal and organizational structure of the Consolidated Debtors; (b) Intercompany Claims and Equity Interests between and among the Consolidated Debtors; and (c) distributions from any insurance policies or proceeds of such policies.
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In the event that the Bankruptcy Court does not order substantive consolidation of the Consolidated Debtors, then: (a) nothing in the Plan or the Disclosure Statement shall constitute or be deemed to constitute an admission that one of the Debtors is subject to or liable for any Claim against any other Debtor; (b) Claims against multiple Debtors shall be treated as separate Claims with respect to each Debtor's estate for all purposes (including, without limitation, distributions and voting), and such Claims shall be administered as provided in the Plan; and (c) the Debtors shall not, nor shall they be required to, resolicit votes with respect to the Plan, nor will the failure of the Bankruptcy Court to approve substantive consolidation of the Consolidated Debtors materially alter the economics of the distributions set forth in the Plan. In the event that the Bankruptcy Court does not order substantive consolidation, the Plan shall be deemed to provide for thirty-two subplans of reorganization. A vote to accept the Plan shall also be deemed a vote to accept a separate plan for each of the Consolidated Debtors against whom you hold your claim in the event that the Bankruptcy Court denies approval of the substantive consolidation of the Consolidated Debtors; provided that the treatment of the claim being voted would not be materially different in the absence of substantive consolidation.
B.          General Settlement of Claims and Interests.
The provisions of the Plan shall, upon consummation, constitute a good faith compromise and settlement, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of all Claims and controversies resolved under the Plan. The entry of the Confirmation Order shall constitute the Court's approval of each of the compromises and settlements embodied in the Plan, and the Court's findings shall constitute its determination that such compromises and settlements are in the best interests of the Debtors, their estates, creditors, and other parties-in-interest, and are fair, equitable, and within the range of reasonableness. The Plan and the Confirmation Order shall have res judicata, collateral estoppel, and estoppel (judicial, equitable, or otherwise) effect with respect to all matters provided for, or resolved pursuant to, the Plan and/or the Confirmation Order, including, without limitation, the release, injunction, exculpation, discharge, and compromise provisions contained in the Plan and/or the Confirmation Order.
C.          Effectuating Documents.
On and after the Effective Date, the Reorganized Debtors and the managers, officers, and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.
D.          Cash Consideration.
Pursuant to the Investment Agreement, the Sparrow River Investment will be used to fund distributions under the Plan. The Confirmation Order shall authorize and approve the IFC-OFID Debt Purchase Agreement in all respects. In the case of a Parent-Included Plan,
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in addition to the Sparrow River Investment, the Sparrow Offshore Investment will be used to purchase from Parent 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement. Further, the Plan Debtors and the Reorganized Debtors, as the case may be, will be entitled to transfer funds from non-Debtor affiliates to Debtors as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan.
On the Effective Date, the Plan Debtors' rights, if any, in the Debt Service Reserve Accounts will cease and IFC and OFID will have the right to withdraw or cause the withdrawal of the Debt Service Reserve Account Balance for their ratable benefit in accordance with the terms of the Plan, and to disburse or cause the disbursement of such funds in accordance with the applicable IFC-OFID Loan Agreements.
E.          New Common Stock.
The Confirmation Order shall authorize and approve the Investment Agreement in all respects. On the Effective Date, the Plan Debtors shall be authorized to take any and all actions necessary to consummate the Investment Agreement and transfer the agreed consideration to the Plan Debtors. On the Effective Date, as set forth below, New Holdco 1 will receive New River Business Holding Company Common Stock on account of the Sparrow River Investment in accordance with the Investment Agreement and, in the case of Parent-Excluded Plan, an entity designated by New Holdco 1 will receive the New Cornamusa Common Stock. All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and nonassessable. In the case of Parent-Included Plan, on account of the Sparrow Offshore Investment, Parent shall, among other things, sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement.
1.
Parent-Included Plan: In exchange for the consideration provided under the Parent-Included Plan, on the Effective Date, (i) New Holdco 1 shall receive 100% of shares of New River Business Holding Company Common Stock and (ii) Parent shall, among other things, sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company (the "Sale Transaction"). The Confirmation Order shall authorize the Sale Transaction under sections 363, 365, 1123(b)(4), 1129(b)(2)(A)(iii), 1145, and 1146(a) of the Bankruptcy Code under the terms and conditions of the Investment Agreement. Upon Confirmation, the Debtors shall be authorized to take any and all actions necessary to consummate the Sale Transaction.

2.
Parent-Excluded Plan: In exchange for the consideration provided under the Parent-Excluded Plan, on the Effective Date, New Holdco 1 shall receive 100% of the shares of New River Business Holding Company Common Stock and Princely International Finance Corp. (as designee of New Holdco 1) shall receive 100% of the shares of New Cornamusa Common Stock. To the extent that any Offshore Lender Cornamusa Claims are (i) Allowed Claims as of the Effective Date or (ii) disputed Claims as of the Effective Date, then on the Effective Date, in accordance with the Investment Agreement and this Plan, Parent shall pay or cause Offshore Business Holding Company or another Offshore Business Entity to pay by wire transfer in immediately available funds to New Holdco 1 or its designee the sum of

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(i) the aggregate amount that the Reorganized Debtors are distributing under Article VI.B.g.ii hereto on account of any such Allowed Offshore Lender Cornamusa Claims, plus (ii) the aggregate amount that the Reorganized Debtors are reserving on account of any such disputed Offshore Lender Cornamusa Claims in accordance with Article VI.B.h hereto. If an Offshore Lender Cornamusa Claim is disputed as of the Effective Date and is subsequently disallowed in whole or in part, then New Holdco shall promptly reimburse Parent the difference between the amount reserved on account of such Offshore Lender Cornamusa Claim and the amount distributed on account of such Allowed Offshore Lender Cornamusa Claim.
F.          Cancellation of Securities and Agreements.
Except as otherwise specifically provided for in the Plan, with respect to the IFC-OFID Loan Claims and the 2021 Note Claims, upon payment of all distributions on account of the IFC-OFID Loan Claims and the 2021 Note Claims under Article IV.B, and otherwise, on the Effective Date: (1) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing the 2021 Notes, the Existing Common Stock, the IFC-OFID Loan Agreements, the IFC-OFID Guarantees, the Offshore Lender Cornamusa Guarantee, and the IFC-OFID Parent Guarantees, and each Offshore Lender Parent Guarantee shall be deemed cancelled, and the obligations of the Plan Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged, and (2) the 2021 Notes Indenture Trustee shall mark the Global Securities (as defined in the 2021 Notes Indenture) cancelled and deliver such cancelled Global Securities to Parent, provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders of 2021 Note Claims and IFC-OFID Claims to receive distributions under the Plan as provided herein, and (b) allowing the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees to make distributions under the Plan as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan; provided further, however, that the cancellation of indentures, notes, instruments, guarantees, certificates, and other documents hereunder shall not itself alter the obligations or rights among third parties (apart from the Plan Debtors and the Reorganized Debtors). Upon the Effective Date, all duties and responsibilities of the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall be discharged except to the extent required to effectuate the Plan.
G.          Directors and Officers of the Reorganized Debtors.
(a)          The initial members of the Board of Directors of the Reorganized River Business Holding Company Debtors shall be determined by Sparrow in its sole discretion and shall be listed in the Plan Supplement. The initial members of the Board of Directors of the Reorganized Debtors other than the Reorganized River Business Holding Company Debtors shall be listed in the Plan Supplement.
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(b)          The existing named executive officers of the Debtors shall continue in office on and after the Effective Date in accordance with the Management Agreements, as amended, which shall be assumed and/or assumed and assigned in accordance with Article IV.I.
H.          Restated Charter and Restated Bylaws.
On the Effective Date, each of the Reorganized Debtors will be deemed to have adopted its respective Restated Charter and Restated Bylaws. On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors will file their respective Restated Charters in the respective jurisdictions of their incorporation, formation, or organization, as applicable. Pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the Restated Charters will include, among other things, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.
I.          Management Agreements.
On the Effective Date, each of the Management Agreements (as amended) to which UABL Paraguay is a party shall be automatically deemed assumed. In the case of Parent-Included Plan, on the Effective Date, each of the Management Agreements (as amended) to which Parent is a party shall be automatically deemed assumed and assigned to UABL Paraguay.
J.          Restructuring Transactions.
On or after the Effective Date, including subsequent to the cancellation and discharge of all Claims pursuant to the Plan and prior to the issuance of the New Common Stock, the Reorganized Debtors may engage in or take such actions as may be necessary or appropriate to effect corporate restructurings of their respective businesses, including actions necessary to simplify, reorganize, and rationalize the overall reorganized organizational structure of the Reorganized Debtors. The transactions may include (a) dissolving companies or creating new companies (including limited liability companies), (b) merging, dissolving, transferring assets, or otherwise consolidating any of the Debtors in furtherance of the Plan, or engaging in any other transaction in furtherance of the Plan, (c) filing appropriate certificates or articles of merger, consolidation or dissolution pursuant to applicable state law, and (d) any other action reasonably necessary or appropriate in connection with such organizational restructurings. In each case in which the surviving, resulting, or acquiring Entity in any of these transactions is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring Entity will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan, including paying or otherwise satisfying the Allowed Claims to be paid by such Reorganized Debtor.
K.          Voting of Claims.
Each holder of an Allowed Claim as of the Voting Deadline in an Impaired Class of Claims that is not (a) deemed to have rejected the Plan or (b) conclusively presumed to have accepted the Plan, and that held such Claim as of the Voting Record Date, shall be entitled to vote to accept or reject the Plan. The instructions for completion of the Ballots are set forth in the instructions accompanying each Ballot. Approval for the Solicitation Procedures will be sought in the Plan Scheduling Motion and are described in the Disclosure Statement.
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L.          Nonconsensual Confirmation and Cramdown.
The Debtors request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any impaired Class that is deemed to have not accepted the Plan pursuant to section 1126(g) of the Bankruptcy Code. The Debtors reserve the right to
(i)          request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code and
(ii)          to modify the Plan to the extent, if any, that confirmation of the Plan under section 1129(b) of the Bankruptcy Code requires modification.
M.          Continued Corporate Existence and Vesting of Assets.
Except as otherwise provided herein: (i) the Plan Debtors will, as Reorganized Debtors, continue to exist after the Effective Date as separate legal entities, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution, or otherwise) under applicable law and (ii) on the Effective Date, all property of the Plan Debtors' Estates, and any property acquired by the Plan Debtors or the Reorganized Debtors under the Plan, will vest in such Reorganized Debtors free and clear of all Claims, Liens, charges, other encumbrances, Equity Interests, and other interests, except for the Liens and Claims established under the Plan.
Except as otherwise provided herein, on and after the Effective Date, each of the Reorganized Debtors may operate its business and may use, acquire, and dispose of property and compromise or settle any claims without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by the Plan or the Confirmation Order as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur from and after the Effective Date for Fee Claims, disbursements, expenses, or related support services (including fees relating to the preparation of Professional fee applications) without application to, or the approval of, the Court.
Notwithstanding the foregoing, solely in the case of a Parent-Included Plan, from and after the Effective Date, Parent shall continue to engage in business only to the extent reasonably necessary to wind up its affairs in an orderly manner and make the distributions under this Plan, or as it deems appropriate for other purposes so long as not otherwise inconsistent with the Plan. Specifically with regard to Parent, the Reorganized Debtors and New Holdco shall have full authority to take, and may take as appropriate, any action necessary in connection with winding up the affairs, liquidation, transferring, or abandoning assets, and the dissolution and termination of the existence of Parent in a manner and in accordance with the best means to maximize assets and minimize expenses or costs associated with such liquidation under the laws of the Bahamas and in accordance with the rights, powers, and responsibilities conferred by the Bankruptcy Code, this Plan, and any order of the Bankruptcy Court, including but not limited to the payment of fees and expenses in connection with any of the foregoing. The board of directors of the Parent, acting in accordance with and as required by Bahamas law, may forego the liquidation of Parent if it agrees, in its sole discretion, prior to or after the Effective Date, that the costs and expenses associated with liquidation outweigh the benefits of maintaining the corporate existence of Parent or if such liquidation is prohibited or not possible under applicable Bahamas law.
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N.          Fee Claims Escrow Account.
On the Effective Date, the Reorganized Debtors shall establish the Fee Claims Escrow Account in an amount equal to all asserted Fee Claims of Professionals outstanding as of the Effective Date (including, for the avoidance of doubt, any reasonable estimates for unbilled amounts payable by the Debtors or the Reorganized Debtors). Amounts held in the Fee Claims Escrow Account shall not constitute property of the Reorganized Debtors. The Fee Claims Escrow Account may be an interest-bearing account. In the event there is a remaining balance in the Fee Claims Escrow Account following payment to all holders of Fee Claims under the Plan, any such amounts shall be returned to the Reorganized Debtors.
O.          Indemnification of Directors, Officers, and Employees.
Notwithstanding any other provisions of the Plan, from and after the Effective Date, indemnification obligations owed by the Debtors or the Reorganized Debtors to directors, officers, or employees of the Plan Debtors who served or were employed by the Plan Debtors on or after the Commencement Date, to the extent provided in the articles or certificates of incorporation, by-laws, or similar constituent documents, by statutory law, or by written agreement, policies, or procedures of the Plan Debtors, will be deemed to be, and treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code. All such indemnification obligations shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged, irrespective of whether indemnification, defense, reimbursement, or limitation is owed in connection with an event occurring before, on, or after the Commencement Date.
Indemnification obligations owed to any Professionals retained pursuant to sections 327 or 328 of the Bankruptcy Code and by order of the Court, to the extent such indemnification obligations relate to the period after the Commencement Date, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code, as and to the extent such indemnification was approved by order of the Court.
P.          Closing of the Chapter 11 Cases.
After an Estate has been fully administered, the Reorganized Debtors shall promptly seek authority from the Bankruptcy Court to close the applicable Reorganization Case in accordance with the Bankruptcy Code and Bankruptcy Rules.
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ARTICLE V.
CONFIRMATION OF THE PLAN
A.          Conditions Precedent to Confirmation.
The following are conditions to the entry of the Confirmation Order, unless such conditions, or any of them, have been satisfied or duly waived in accordance with Article V.B:
(a)          The Court shall have approved the Disclosure Statement, which shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
(b)          The Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
(c)          The Confirmation Order shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco and shall (x) include, without limitation, findings by the Court that (i) New Holdco is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code and (ii) that the purchase price to be provided by New Holdco pursuant to the Investment Agreement was not controlled by any agreement between New Holdco and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving New Holdco and any creditor and (y) authorize and approve, inter alia, the Debtors' assumption of the Investment Agreement, the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), and the IFC-OFID Loan Purchase Agreement.
(d)          The Confirmation Order shall authorize the Debtors to take all actions necessary to comply with and complete the transactions contemplated by the Investment Agreement including without limitation that (i) (x) Parent may waive, eliminate, and discharge, and/or cause all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge, any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent may waive, eliminate, and discharge and/or cause all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities.
(e)          An order approving the assumption of the Restructuring Support Agreement shall have been entered by the Bankruptcy Court and the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect.
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(f)          Solely in the case of the Parent-Included Plan, an order approving the assumption of the Offshore Business RSA shall have been entered by the Bankruptcy Court and the Offshore Business RSA shall not have been terminated and shall be in full force and effect.
(g)          The Debtors, Southern Cross, Sparrow, IFC, OFID, and the Majority Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses.
(h)          The Plan shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
B.          Waiver of Conditions Precedent to Confirmation.
The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco may waive the conditions, other than the condition set forth in Article V.A(f), set forth in Article V.A above at any time without leave or order of the Court and without any formal action. The Plan Debtors, with the consent of the Offshore Lenders (each of whom shall not unreasonably withhold, condition, or delay such consent), may waive the condition set forth in Article V.A(f) above at any time without leave or order of the Court and without any formal action.
C.          Discharge of the Plan Debtors.
Pursuant to section 1141(d) of the Bankruptcy Code, to the fullest extent permissible under the law, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Equity Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Commencement Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Equity Interests in, the Plan Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Equity Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Equity Interests relate to services performed by employees of the Plan Debtors before the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (i) a proof of Claim or Equity Interest based upon such debt, right, or Equity Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim or Equity Interest based upon such debt, right, or Equity Interest is Allowed, or (iii) the holder of such a Claim or Equity Interest has accepted the Plan or is entitled to receive a distribution hereunder. Any default by the Plan Debtors with respect to any Claim or Equity Interest that existed
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immediately before or on account of the filing of the Reorganization Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Equity Interests subject to the Effective Date occurring.
D.          Injunction.
FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.
FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN THIS ARTICLE V, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, EQUITY INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO THIS ARTICLE V OR THE CONFIRMATION ORDER.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR EQUITY INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO THIS ARTICLE V OR ARE SUBJECT TO EXCULPATION PURSUANT TO THIS ARTICLE V ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, GUARANTEE CLAIMS, OR EQUITY INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM ANY PLAN DEBTOR OR REORGANIZED DEBTOR, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF ANY PLAN DEBTOR OR REORGANIZED DEBTOR ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE PLAN.
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THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND EQUITY INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND EQUITY INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS OR FROM AND AFTER THE COMMENCEMENT DATE, AGAINST THE PLAN DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AND SHALL BE FULLY RELEASED AND DISCHARGED.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE PLAN DEBTORS' LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE PLAN DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR EQUITY INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.
E.          Preservation of Causes of Action.
In accordance with section 1123(b) of the Bankruptcy Code, and except as expressly provided herein, the Reorganized Debtors shall retain all Causes of Action, including without limitation those Causes of Action listed as retained Causes of Action on an exhibit to the Plan Supplement. Nothing contained in this Plan, the Plan Supplement, or the Confirmation Order shall be deemed a waiver or relinquishment of any claim, Cause of Action, right of setoff, or other legal or equitable defense of any Plan Debtor that is not specifically waived or relinquished by this Plan. The Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such claims, Causes of Action, rights of setoff, and other legal or equitable defenses that the Plan Debtors had immediately before the Commencement Date as fully as if the Reorganization Cases had not been commenced, and all of the Reorganized Debtors' legal and equitable rights respecting any claim that is not specifically waived or relinquished by this Plan may be asserted after the Effective Date to the same extent as if the Reorganization Cases had not been commenced. No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Plan Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against such Person. The Plan Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, in
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accordance with the Plan. From and after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any Cause of Action and to decline to do any of the foregoing without further notice to, or action, order, or approval of the Court. The Reorganized Debtors are deemed representatives of the Estates for the purpose of prosecuting any Claim or Cause of Action and any objections to Claims pursuant to 11 U.S.C. § 1123(b)(3)(B).
F.          Votes Solicited in Good Faith.
The Debtors have, and upon entry of the Confirmation Order shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Debtors, and their respective affiliates, agents, directors, officers, members, employees, and Professionals, have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities offered and sold under the Plan and therefore have not been, and on account of such offer and issuance will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer or issuance of the securities offered and distributed under the Plan.
G.          Claims Incurred After the Effective Date.
Claims incurred by the Plan Debtors after the Effective Date may be paid by the applicable Reorganized Debtor in the ordinary course of business and without application for or Court approval, subject to any agreements with such holders of a Claim and applicable law.
H.          Releases, Exculpations, and Injunctions of Released Parties.
The releases and discharges of Claims and Causes of Action described in the Plan, including releases by the Plan Debtors and by holders of Claims, constitute good faith compromises and settlements of the matters covered thereby and are consensual. Such compromises and settlements are made in exchange for consideration and are in the best interest of holders of Claims, are fair, equitable, reasonable and are integral elements of the resolution of the Reorganization Cases in accordance with the Plan. Each of the discharge, release, indemnification, and exculpation provisions set forth in the Plan (a) is within the jurisdiction of the Court under sections 1334(a), 1334(b), and 1334(d) of title 28 of the United States Code, (b) is an essential means of implementing the Plan, (c) is an integral element of the transactions incorporated into the Plan, (d) confers material benefit on, and is in the best interests of, the Plan Debtors, their Estates, and their Creditors, and (e) is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Reorganization Cases with provisions of the Bankruptcy Code.
(a)          Releases by the Plan Debtors. On the Effective Date, except for the right to enforce the Plan, the Definitive Documents, and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, for good and valuable consideration, including, without limitation, the Released Parties' contributions to facilitating the reorganization and implementing the Plan, the Released Parties are
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deemed conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Plan Debtors, their Estates, and the Reorganized Debtors from (and the Plan Debtors, their Estates, and the Reorganized Debtors are deemed to covenant with, and to, the Released Parties not to sue or otherwise seek recovery from the Released Parties on account of) any and all Claims, Interests, obligations, rights, suits, judgments, damages, Causes of Action, remedies, and liabilities whatsoever, including, without limitation, any derivative claims, asserted or assertable on behalf the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Plan Debtors, their Estates, or the Reorganized Debtors, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the restructuring contemplated herein, the Reorganized Debtors, the Reorganization Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the formulation or preparation of the Plan, the Plan Supplement, the Disclosure Statement, the Restructuring Support Agreement, the Offshore Business RSA, the Offshore Business Restructuring Definitive Documents, the Investment Agreement, IFC-OFID Debt Purchase Agreement, or related agreements, instruments, or other documents, the solicitation of votes with respect to the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or at any time before the Effective Date in connection with the foregoing; provided, however, that no Person shall be released from any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
(b)          Releases by Holders of Claims and Equity Interests. On the Effective Date, except for the right to enforce the Plan and the Definitive Documents and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs (including without limitation any act or failure to act of the 2021 Notes Indenture Trustee in furtherance of a pre-petition sale of the Ocean Business in accordance with the Restructuring Support Agreement) and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase
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Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
(c)          Release of Liens by 2021 Noteholders, IFC and OFID. Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates arising from or related to the 2021 Notes, the 2021 Notes Indenture, the IFC-OFID Loan Agreements, and the IFC-OFID Guarantees shall be fully released and discharged, and all of the right, title, and interest of the 2021 Noteholders, IFC, and OFID shall revert to the Reorganized Debtors and each of their successors and assigns. The 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall deliver to the Plan Debtors or Reorganized Debtors, as applicable, any Collateral or other property of the Debtors held by each respective entity, together with any termination statements, instruments of satisfaction, or releases of all securities interest that may be reasonably required to terminate any related financing statements, mortgages, or similar interest or documents.
(d)          Release of Liens. Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtors and each of their successors and assigns.
(e)          Exculpation and Injunction. The Plan Debtors, the Reorganized Debtors, and the other Released Parties (i) shall have no liability whatsoever to any holder or purported holder of an Administrative Claim, Claim, or Equity Interest for any act or omission that occurred during and in connection with the Reorganization Cases or in connection with or arising out of the preparation and filing of the Reorganization Cases, the preparation and negotiation of the Restructuring Support Agreement, the preparation, negotiation, and filing of the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the negotiation of the documents included in the Plan Supplement, the pursuit of approval of the Disclosure Statement or the solicitation of votes for confirmation of the Plan, the Reorganization Cases, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, or any transaction contemplated by the Plan or Disclosure Statement or in furtherance thereof except for any act or omission that constitutes willful misconduct, gross negligence, or fraud as determined by a Final Order, and (ii) in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Released Parties from liability. Without limiting the generality of the foregoing, the Released Parties
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shall be entitled to and granted the protections and benefits of section 1125(e) of the Bankruptcy Code. Pursuant to section 105 of the Bankruptcy Code, no holder or purported holder of an Administrative Claim, Claim, or Equity Interest shall be permitted to commence or continue any Cause of Action, employment of process, or any act to collect, offset, or recover any Claim against a Released Party that accrued on or before the Effective Date and that has been released or waived pursuant to this Plan.
I.          Preservation of Insurance.
The Plan Debtors' discharge and release from all Claims, as provided herein, shall not, except as necessary to be consistent with this Plan, diminish or impair the enforceability of any insurance policy that may provide coverage for claims, including Claims, against the Plan Debtors or the Reorganized Debtors, their current and former directors and officers, or any other Person.
ARTICLE VI.
DISTRIBUTIONS UNDER THE PLAN
A.          Procedures for Treating Disputed Claims.
(a)          Filing Proofs of Claim. Other than with respect to Holders of Class 12 Claims in the case of a Parent-Excluded Plan, Holders of Claims need not file proofs of Claim with the Court, unless otherwise provided herein or by Order of the Court. In the case of a Parent-Excluded Plan, in accordance with the provisions of the Bankruptcy Code, the Debtors will request that the Bankruptcy Court issue an order (the "Bar Date Order") establishing a date and time by which proofs of Class 12 Claims (other than claims of Governmental Units and taxing authorities) are to be filed.
(b)          In the event that a holder of a Claim elects to file a proof of Claim with the Court, it will be deemed to have consented to the exclusive jurisdiction of the Court for all purposes with respect to the determination, liquidation, allowance, or disallowance of such Claim. With respect to any Claim for which a proof of Claim is required to be filed in accordance with the Plan or by Order of the Court, any and all such proofs of Claim filed after the applicable deadline set herein or by Order of the Court shall be deemed disallowed and expunged as of the Effective Date without any further notice or action, order, or approval of the Court, and holders of such Claims shall not receive any distributions on account of such Claims.
(c)          Disputed Claims. If the Plan Debtors dispute any Claim as to which no proof of Claim is required to be filed, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Reorganization Cases had not been commenced, provided, however, that the Reorganized Debtors may elect, at their sole option, to object under section 502 of the Bankruptcy Code to any Claim or proof of Claim filed by or on behalf of a holder of a Claim, including in the case of a Parent-Excluded Plan, any proof of Class 12 Claim.
(d)          Objections to Claims. Except insofar as a Claim is Allowed under the Plan, the Plan Debtors, the Reorganized Debtors, and any other party in interest shall be entitled to object to Claims. Any objections to Claims shall be filed and served by the Claims Objection Deadline.
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(e)          Disallowance of Claims. With respect to each Claim (other than a Class 12 Claim in the case of a Parent-Excluded Plan), except as provided herein or  otherwise agreed, any and all proofs of Claims shall be deemed expunged from the claims  register on the Effective Date without any further notice to or action, order, or approval of the Court and the Claim on which such proof of Claim was filed shall be determined, resolved, or adjudicated, as the case may be, in the manner as if the Reorganization Cases  had not been commenced and shall survive the Effective Date as if the Reorganization  Cases had not been commenced.
B.          Allowed Claims and Equity Interests.
(a)          Delivery of Distributions in General. Except as otherwise provided herein, distributions under the Plan shall be made by the applicable Plan Debtor or Reorganized Debtor (or agent or designee of the Plan Debtor or Reorganized Plan Debtor) to the holders of Allowed Claims in all Classes for which a distribution is provided in this Plan at the addresses set forth on the Schedules (if filed) or in the Plan Debtors' books and records, as applicable, unless such addresses are superseded by proofs of Claim or transfers of Claim filed pursuant to Bankruptcy Rule 3001 by the Record Date (or at the last known addresses of such holders if the Plan Debtors or the Reorganized Debtors have been notified in writing of a change of address).
(b)          Delivery of Distributions to 2021 Note Claims. The 2021 Note Indenture Trustee shall be deemed to be the holder of all 2021 Note Claims for purposes of distributions to be made hereunder, and all distributions on account of the 2021 Note Claims shall be made to the 2021 Note Indenture Trustee. As soon as practicable following compliance with the requirements set forth in Article VI of the Plan, the 2021 Note Indenture Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims in accordance with the terms of the 2021 Notes Indenture. Any unclaimed distributions shall be treated as provided in the 2021 Notes Indenture, the Trust Indenture Act of 1939 and applicable nonbankruptcy law. Notwithstanding anything in the Plan to the contrary, and without limiting the exculpation and release provisions of the Plan, the 2021 Note Indenture Trustee shall not have any liability to any person with respect to distributions made or directed to be made by the 2021 Note Indenture Trustee.
(c)          Ocean Business. The Plan Debtors shall continue to market the Ocean Business for sale in accordance with the terms of the Restructuring Support Agreement; provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Plan Debtors shall, if requested by Supermajority Supporting Noteholders no later than the Ocean Business Election Deadline, transfer the Ocean Business Equity to an entity designated by the Majority Supporting Noteholders and held by the 2021 Notes Indenture Trustee (the "Ocean Business Transferee") to receive such Ocean Business Equity on behalf of all 2021 Noteholders (the "Ocean Business Hand Over"). In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, all claims between Ocean Business Entities on the one-hand and Other UP Entities on the other hand, shall be waived, eliminated, and discharged. Notwithstanding the foregoing, to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Debtors that they will not be electing to receive the transfer of the Ocean
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Business Equity, in each case the Ocean Business Equity shall be retained by Princely International Finance Corp., or other Plan Debtor(s) if New Holdco 1 and the Plan Debtors so agree ("Ocean Business Retention") and all claims of the 2021 Noteholders with respect thereto shall be released. In connection with any Ocean Business Hand Over, the Plan Debtors and the Majority Supporting Noteholders shall negotiate in good faith regarding, and enter into, a mutually acceptable Ocean Administrative Services Agreement reasonably acceptable to Sparrow and Southern Cross. The Plan Debtors shall take all actions reasonably necessary to implement the Ocean Business Hand Over as agreed upon with the Supermajority Supporting Noteholders in accordance with the Restructuring Support Agreement. Following any Ocean Business Hand Over, the Supermajority Supporting Noteholders shall use reasonable commercial efforts to promptly sell the Ocean Business (in consultation with IFC and OFID) with the Ocean Business Subsequent Proceeds to be paid to the 2021 Note Indenture Trustee (i) to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims or (ii) with respect to the amount of such proceeds equal to the True-Up Amount, to be held in trust for and paid directly to holders of the IFC-OFID Loan Claims, each in accordance with the terms of the 2021 Notes Indenture (if applicable) and the Plan. Any 2021 Noteholder on its own behalf may elect to not receive its Pro Rata share of the Ocean Business Transferee Equity by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Plan Debtors no later than three (3) Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated Pro Rata among the remaining 2021 Noteholders.
(d)          Distribution of Cash. Any payment of Cash by the Plan Debtors or Reorganized Debtors pursuant to the Plan shall be made at the option and in the sole discretion of the Reorganized Debtors by (i) a check drawn on, or (ii) wire transfer from, a domestic bank selected by the Reorganized Debtors.
(e)          Unclaimed Distributions of Cash. Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtors until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends or other accruals of any kind. Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months after having been delivered (or attempted to be delivered) and shall become the property of the Reorganized Debtors notwithstanding any state or other escheat or similar laws to the contrary, and the entitlement by the holder of such unclaimed Allowed Claim to such distribution or any subsequent distribution on account of such Allowed Claim or Allowed Equity Interest shall be extinguished and forever barred.
(f)          Saturdays, Sundays, or Legal Holidays. If any payment, distribution or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, and shall be deemed to have been completed as of the required date.
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(g)          Distributions to Holders of Claims:
i.          Initial Distribution to Claims Allowed as of the Effective Date. On or as soon as reasonably practicable after the Effective Date, or as otherwise expressly set forth in the Plan, the Plan Debtors or Reorganized Debtors (or their agent or designee) shall distribute Cash or Collateral, as the case may be, to the holders of Allowed Claims as contemplated herein.
ii.          Claims Allowed after the Effective Date. Each holder of a Claim that becomes an Allowed Claim subsequent to the Effective Date shall receive the distribution to which such holder of an Allowed Claim is entitled as set forth in Article III, and distributions to such holder shall be made in accordance with the provisions of this Plan. As soon as practicable after the date that the Claim becomes an Allowed Claim, the Reorganized Debtors shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under this Plan as of the Effective Date, without any interest to be paid on account of such Claim.
(h)          Special Rules for Distributions to Holders of Disputed Claims and Disputed Equity Interests. Except as otherwise agreed to by the relevant parties, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim, respectively, have been resolved by settlement or Final Order. In the event that there are Disputed Claims requiring adjudication and resolution, the Reorganized Debtors shall establish appropriate reserves for potential payment of such Claims.
(i)          Interest on Claims and Equity Interests. Except as specifically provided for in the Plan, no Claims or Equity Interests, Allowed or otherwise (including Administrative Claims), shall be entitled, under any circumstances, to receive any interest on a Claim or Equity Interests.
C.          Allocation of Consideration.
The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under the Plan shall be treated as first satisfying an amount equal to the principal amount of the Allowed Claim for such holders, and any remaining consideration as satisfying accrued, but unpaid and interest, as applicable.
D.          Estimation.
Before or after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, may (but are not required to), at any time, request that the Court estimate (i) any Disputed Claim or Disputed Equity Interest pursuant to section 502(c) of the Bankruptcy Code or (ii) any contingent or unliquidated Claim or Equity Interest pursuant to section 502(c) of the Bankruptcy Code, for any reason, regardless of whether the Plan Debtors or the Reorganized Debtors have previously objected to such Claim or Equity Interest or whether the Court has ruled on any such objection. The Court will retain jurisdiction to estimate any Claim or Equity Interest at any time, including during proceedings concerning any objection to such Claim or Equity Interest. In the event that the Court estimates any Claim or Equity Interest, such estimated amount shall constitute either the Allowed amount of such Claim or Equity Interest or a maximum limitation on such Claim or Equity Interest for all purposes under the Plan
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(including for purposes of distributions), as determined by the Court. If the estimated amount constitutes the maximum limitation on such Claim or Equity Interest, the Plan Debtors or the Reorganized Debtors, as the case may be, may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim or Equity Interest. All of the aforementioned objection, estimation, and resolution procedures are cumulative and not necessarily exclusive of one another.
E.          Insured Claims.
If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies. To the extent that the Plan Debtors' insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order, or approval of the Court.
ARTICLE VII.
RETENTION OF JURISDICTION
Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Reorganization Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction:
(a)          to resolve any matters related to (i) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Plan Debtor or Reorganized Debtor is party or with respect to which any Plan Debtor or Reorganized Debtor may be liable, and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims pursuant to section 365 of the Bankruptcy Code, (ii) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article VIII, any Executory Contracts or Unexpired Leases to the Rejection Schedule or otherwise, and (iii) any dispute regarding whether a contract or lease is or was executory or expired;
(b)          to determine, adjudicate, or decide any other applications, adversary proceedings, contested matters, and any other matters pending on the Effective Date;
(c)          to ensure that distributions to holders of Allowed Claims and Equity Interests are accomplished as provided herein;
(d)          to resolve disputes as to the ownership of any Claim or Equity Interest;
(e)          to allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Equity Interests;
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(f)          to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, reversed, modified, or vacated;
(g)          to issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;
(h)          to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Court, including the Confirmation Order;
(i)          to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331, and 503(b) of the Bankruptcy Code;
(j)          to hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan;
(k)          to hear and determine any issue for which the Plan requires a Final Order of the Court;
(l)          to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;
(m)          to hear and determine disputes arising in connection with compensation and reimbursement of expenses of professionals for services rendered during the period commencing on the Commencement Date through and including the Effective Date;
(n)          to hear and determine any Causes of Action preserved under the Plan;
(o)          to hear and determine any matter regarding the existence, nature, and scope of the Debtors' discharge;
(p)          to hear and determine any matter, case, controversy, suit, dispute, or Cause of Action (i) regarding the existence, nature, and scope of the discharge, releases, injunctions, and exculpation provided under the Plan, and (ii) enter such orders as may be necessary or appropriate to implement such discharge, releases, injunctions, exculpations, and other provisions;
(q)          to enter a final decree closing the Reorganization Cases;
(r)          to issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation or enforcement of the Plan;
(s)          to adjudicate any and all disputes arising from or relating to distributions under the Plan;
45

(t)          to enforce all orders previously entered by the Court; and
(u)          to hear any other matter not inconsistent with the Bankruptcy Code.
ARTICLE VIII.
EXECUTORY CONTRACTS AND UNEXPIRED LEASES
A.          Assumption of Executory Contracts and Unexpired Leases.
Except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously assumed, assumed and assigned, or rejected shall be deemed automatically assumed pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless any such executory contract or unexpired lease: (i) is expressly identified on the Rejection Schedule, (ii) has been previously rejected by the Plan Debtors by Final Order or has been rejected by the Plan Debtors by order of the Court as of the Effective Date, which order becomes a Final Order after the Effective Date, (iii) is the subject of a motion to reject pending as of the Effective Date, or (iv) is otherwise rejected pursuant to the terms herein.
The Confirmation Order will constitute an order of the Court approving such assumptions pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.
B.          Cure Claims.
At the election of the Plan Debtors or the Reorganized Debtors, as applicable, any monetary defaults under each Executory Contract and Unexpired Lease to be assumed under the Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code in one of the following ways: (i) payment of the Cure Claim in Cash on or as soon as reasonably practicable following the occurrence of the later of (A) thirty (30) days after the determination of the Cure Claim, and (B) the Effective Date or such other date as may be set by the Court or (ii) on such other terms as agreed to by the applicable Plan Debtor or Reorganized Debtor and the non-Plan Debtor counterparty to such Executory Contract or Unexpired Lease. In the event of a dispute pertaining to assumption or assignment, the Cure Claim payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. No later than the Commencement Date, to the extent not previously filed with the Court and served on affected counterparties, the Plan Debtors may provide for notices of proposed assumption and proposed cure amounts to be sent to applicable contract and lease counterparties, together with procedures for objecting thereto and resolution of disputes by the Court. Any objection by a contract or lease counterparty to a proposed assumption or related cure amount must be filed, served, and actually received by the Plan Debtors by the date on which objections to Confirmation are due (or such other date as may be provided in the applicable assumption notice). Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.
The only adequate assurance of future performance shall be the promise of the applicable Reorganized Debtor to perform all obligations under any executory contract or unexpired lease under this Plan.
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ASSUMPTION OF ANY EXECUTORY CONTRACT OR UNEXPIRED LEASE PURSUANT TO THE PLAN OR OTHERWISE SHALL RESULT IN THE FULL RELEASE AND SATISFACTION OF ANY CLAIMS OR DEFAULTS, WHETHER MONETARY OR NONMONETARY, INCLUDING DEFAULTS OF PROVISIONS RESTRICTING THE CHANGE IN CONTROL OR OWNERSHIP INTEREST COMPOSITION OR OTHER BANKRUPTCY-RELATED DEFAULTS, ARISING UNDER ANY ASSUMED EXECUTORY CONTRACT OR UNEXPIRED LEASE AT ANY TIME BEFORE THE DATE THE PLAN DEBTORS OR THE REORGANIZED DEBTORS ASSUME SUCH EXECUTORY CONTRACT OR UNEXPIRED LEASE. ANY PROOFS OF CLAIM FILED WITH RESPECT TO AN EXECUTORY CONTRACT OR UNEXPIRED LEASE THAT HAS BEEN ASSUMED SHALL BE DEEMED DISALLOWED AND EXPUNGED, WITHOUT FURTHER NOTICE TO OR ACTION, ORDER OR APPROVAL OF THE COURT.
Performance of obligations arising under insurance policies assumed by the Plan Debtors before the Effective Date shall be adequately assured in accordance with any order authorizing such assumption.
C.          Reservation of Rights.
Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, as applicable, nor anything contained in the Plan, shall constitute an admission by the Plan Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. In the event a written objection is filed with the Court as to whether a contract or lease is executory or unexpired, the right of the Plan Debtors or the Reorganized Debtors to move to assume or reject such contract or lease shall be extended until the date that is thirty (30) days after the entry of a Final Order by the Court determining that the contract or lease is executory or unexpired, in which case the deemed assumptions and rejections provided for in the Plan shall not apply to such contract or lease.
D.          Rejection of Executory Contracts and Unexpired Leases.
(a)          Rejection Schedule. The Plan Debtors will file the Rejection Schedule, if any, with the Court no later than five (5) Business Days before the deadline to object to the Plan. The Rejection Schedule, if any, will include (a) the name of the non-Plan Debtor counterparty, (b) the legal description of the contract or lease to be rejected, and (c) the proposed effective date of rejection (if not the Effective Date). On or as soon as practicable thereafter, the Plan Debtors will serve a Rejection Notice, if any, as well as notice of filing of the Rejection Schedule, if any, upon each non-Plan Debtor counterparty listed thereon that will describe the procedures by which such parties may object to the proposed rejection of their respective Executory Contract or Unexpired Lease and explain how such disputes will be resolved by the Court if the parties are not able to resolve a dispute consensually. The deadline for filing and serving an objection to a rejection of an executory contract or unexpired lease shall be 4:00 pm (prevailing Eastern Time) on the 10th calendar day after the Rejection Schedule is filed and notice thereof is mailed. If no such objection is timely filed, such executory contract or unexpired lease shall be deemed rejected as of the effective date stated on the Rejection Schedule. If after a reasonable period of
47

time the parties cannot mutually resolve a timely filed objection to such rejection, the Debtors, in consultation with the Bankruptcy Court, shall set a schedule including a deadline for the Debtors to reply to the objection and a date for the Bankruptcy Court to hear the objection.
The Confirmation Order will constitute an order of the Court approving such rejections pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.
(b)          Rejection Damage Claims. All Claims arising from the rejection of executory contracts and unexpired leases pursuant to the Plan must be served upon the Debtors and their counsel on or before the date that is ten (10) calendar days after the effective date of such rejection. Any Claims not filed within such time shall be forever barred from assertion against the Debtors, their estates, the Reorganized Debtors, and their property. For the avoidance of doubt, all Allowed Rejection Damage Claims shall be treated as General Unsecured Claims or General Unsecured Claims – Cornamusa, as the case may be.
E.          Insurance Policies.
Notwithstanding anything in this Plan to the contrary, all of the Plan Debtors' insurance policies and any agreements, documents or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan. On the Effective Date, the Plan Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto.
F.          Post-Petition Contracts and Leases.
All contracts, agreements, and leases that were entered into by a Plan Debtor or assumed by a Plan Debtor after the Commencement Date shall be deemed assigned by that Plan Debtor to the applicable Reorganized Debtor on the Effective Date.
ARTICLE IX.
EFFECTIVENESS OF THE PLAN
A.          Conditions Precedent to Effectiveness.
The Plan shall not become effective unless and until the Confirmation Date has occurred and the following conditions have been satisfied in full or waived in accordance with Article IX.B:
(a)          entry of the Confirmation Order by the Bankruptcy Court shall occur on or prior to March 31, 2017 (or such later deadline as established pursuant to Section 2(d)(vi) of the Restructuring Support Agreement) and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
(b)          the Confirmation Order shall not have been stayed, modified, or vacated on appeal;
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(c)          the Debtors, Southern Cross, Sparrow, IFC, OFID, the Majority Supporting Noteholders, and the Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses;
(d)          the Definitive Documents shall contain terms and conditions consistent in all material respects with this Plan and the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
(e)          all actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable Governmental Units in accordance with applicable laws;
(f)          any amendments, modifications, or supplements to the Plan (including the Plan Supplement), if any, shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
(g)          all authorizations, consents, and regulatory approvals required (if any) for the Plan's effectiveness shall have been obtained;
(h)          all conditions to the completion of the transactions contemplated by the Investment Agreement shall have been satisfied or shall have been waived by the party entitled to waive them; including without limitation that (i) (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities;
(i)          solely in the case of the Parent-Included Plan, all conditions to the completion of the Offshore Business Restructuring and the effectiveness of the Offshore Restructuring Definitive Documents (other than the conditions set forth in Sections I.D.4 and I.E.1 of the Offshore Restructuring Term Sheet to the extent requiring that the Effective Date shall have occurred) shall have been satisfied or shall have been waived by the party entitled to waive them; and
(j)          unless timing is otherwise specified in (a) above, all conditions precedent listed in (a)-(h) herein occurring on or prior to March 31, 2017 (or such later deadline as established pursuant to Section 2(d)(vi) of the Restructuring Support Agreement).
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B.          Waiver of Conditions Precedent to Effectiveness.
The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow (each of whom shall not unreasonably withhold, condition, or delay such consent), may waive the conditions, other than the condition set forth in Article IX.A(i), set forth in Article IX.A above at any time without leave or order of the Court and without any formal action. The Plan Debtors, with the consent of the Offshore Lenders (each of whom shall not unreasonably withhold, condition, or delay such consent) may waive the condition set forth in Article IX.A(i) above at any time without leave or order of the Court and without any formal action.
C.          Effect of Failure of Conditions.
In the event that the Effective Date does not occur on or before thirty (30) days after the Confirmation Date, upon notification submitted by the Plan Debtors to the Court, absent written agreement to the contrary by Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow: (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made; (iii) the Plan Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) the Plan Debtors' obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained in the Plan shall constitute or be deemed a waiver, release, or discharge of any Claims or Equity Interests by or against the Plan Debtors or any other person or to prejudice in any manner the rights of the Plan Debtors or any person in any further proceedings involving the Plan Debtors unless extended by Court order.
D.          Vacatur of Confirmation Order.
If a Final Order denying confirmation of the Plan is entered, or if the Confirmation Order is vacated, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall: (i) constitute a waiver, release, or discharge of any Claims or Equity Interests, (ii) prejudice in any manner the rights of the holder of any Claim or Equity Interest, (iii) prejudice in any manner any right, remedy, or claim of the Plan Debtors, or (iv) be deemed an admission against interest by the Plan Debtors.
E.          Modification of the Plan.
Subject to the limitations contained in the Plan, and subject to the terms of the Restructuring Support Agreement, (i) the Plan Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Plan Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code. Notwithstanding the foregoing, the Confirmation Order shall authorize the Plan Debtors or the Reorganized Debtors, as the case may be, to make appropriate technical adjustments, remedy any defect or omission, or reconcile any inconsistencies in the Plan, the documents included in the Plan Supplement, any
50

and all exhibits to the Plan, and/or the Confirmation Order, as may be necessary to carry out the purposes and effects of the Plan, provided, however, that such action does not materially and adversely affect the treatment of holders of Allowed Claims or Equity Interests pursuant to the Plan. For the avoidance of doubt, any and all amendments, modifications, or supplements to the Plan (including the Plan Supplement) shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow and shall be consistent in all respects with the Restructuring Support Agreement.
F.          Revocation, Withdrawal, or Non-Consummation.
(a)          Right to Revoke or Withdraw. The Plan Debtors may not revoke the Plan before the Effective Date without the consent of (i) the Majority Supporting Noteholders, (ii) IFC, (iii) OFID, (iv) Southern Cross, (v) Sparrow and, (vi) solely in the case of a Parent-Included Plan and provided that the Offshore Business RSA has not been terminated, each of the Offshore Lenders; provided, that the Plan Debtors may revoke or withdraw the Plan if such withdrawal is in the exercise of their fiduciary duty or otherwise permitted under the Restructuring Support Agreement. For the avoidance of doubt, this provision shall have no impact on the rights of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow and, in the case of a Parent-Included Plan, each of the Offshore Lenders, as set forth in the Restructuring Support Agreement and the Offshore Business RSA as the case may be, in respect of any such revocation or withdrawal.
(b)          Effect of Withdrawal, Revocation, or Non-Consummation. If the Plan Debtors revoke or withdraw the Plan prior to the Effective Date, or if the Confirmation Date or the Effective Date does not occur, the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), the assumption or rejection of Executory Contracts, Unexpired Leases or benefit plans effected by the Plan, any release, exculpation, or indemnification provided for in the Plan, and any document or agreement executed pursuant to the Plan shall be null and void. In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims by or against or Equity Interests in the Plan Debtors or any other Person, to prejudice in any manner the rights of the Plan Debtors or any Person in any further proceedings involving the Debtors, or to constitute an admission of any sort by the Plan Debtors or any other Person.
ARTICLE X.
MISCELLANEOUS PROVISIONS
A.          Immediate Binding Effect.
Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan shall be immediately effective and enforceable and deemed binding upon the Plan Debtors, the Reorganized Debtors, and any and all holders of Claims or Equity Interests (irrespective of whether such Claims or Equity Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity
51

acquiring property under the Plan, and any and all non-Plan Debtor parties to Executory Contracts and Unexpired Leases with the Plan Debtors.
B.          Governing Law.
Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of the State of New York (without reference to the conflicts of laws provisions thereof that would require or permit the application of the law of another jurisdiction) shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan, unless otherwise specified.
C.          Severability of Plan Provisions Upon Confirmation.
If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Plan Debtors (to be made only with the consent of the Majority Supporting Noteholders, IFC, OFID, and Sparrow (such consent not to be unreasonably withheld, delayed, or conditioned), shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided that any such alteration or interpretation shall be reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Reorganized Debtors (as the case may be); and (3) nonseverable and mutually dependent.
D.          Filing or Execution of Additional Documents.
On or before the Effective Date or as soon thereafter as is practicable, the Plan Debtors or the Reorganized Debtors shall (on terms materially consistent with the Plan) file with the Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, which shall be in form and substance reasonably acceptable to the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco.
E.          Term of Injunctions or Stays.
All injunctions or stays provided for in the Reorganization Cases under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.
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F.          Withholding and Reporting Requirements.
In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any United States federal, state, local, or non-U.S. taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distribution pending receipt of information necessary or appropriate to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate.
G.          Exemption From Transfer Taxes.
Pursuant to, and to the fullest extent permitted by, section 1146(a) of the Bankruptcy Code, all transfers of property pursuant hereto, including (i) the issuance, transfer, or exchange under the Plan of New Common Stock, (ii) the making or assignment of any lease or sublease, or (iii) the making or delivery of any other instrument whatsoever, in furtherance of or in connection with the Plan, shall not be subject to any stamp, conveyance, mortgage, sales or use, real estate transfer, recording, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. Notwithstanding the foregoing, to the extent a foreign tax authority requires payment of any such amounts, the Plan Debtors or the Reorganized Debtors, as the case may be, shall be authorized, but not directed, to make any such payment.
H.          Reservation of Rights.
The Plan will have no force or effect unless and until the Effective Date. Prior to the Effective Date, none of the filing of the Plan, any statement or provision contained in the Plan, or action taken by the Plan Debtors with respect to the Plan will be, or will be deemed to be, an admission or waiver of any rights of any Plan Debtor or any other party with respect to any Claims or Equity Interests or any other matter.
I.          Plan Supplement.
The Plan Supplement shall include certain documents relating to the Plan and its consummation and implementation, including without limitation the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), the Offshore Administrative Services Agreement and, in the case of the Parent-Included Plan, the Offshore Common Terms Agreement. All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court on the Commencement Date. Upon its filing with the Bankruptcy Court, the Plan Supplement may be accessed on the docket electronically maintained by the Clerk of the Bankruptcy Court or inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.
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J.          Notices.
All notices, requests, and demands hereunder to be effective shall be made in writing or by e-mail, and unless otherwise expressly provided herein, shall be deemed to have been duly given when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed. Each of such notices shall be addressed as follows:
(a)          To the Debtors or Reorganized Debtors: Ultrapetrol (Bahamas) Limited, 445 Hamilton Avenue, White Plains, New York 10601, Attention: Diego Alvarez (dalvarez@ultrapetrol.net), with a copy to (i) Zirinsky Law Partners PLLC, 375 Park Avenue, Suite 2607, New York, New York 10152 (Attention: Bruce R. Zirinsky, Esq. (bzirinsky@zirinskylaw.com), Sharon J. Richardson, Esq. (srichardson@zirinskylaw.com), and Gary D. Ticoll, Esq. (gticoll@zirinskylaw.com)) and Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004 (Attention: Christopher K. Kiplok, Esq. (chris.kiplok@hugheshubbard.com) and Dustin P. Smith, Esq. (dustin.smith@hugheshubbard.com)).
(b)          To the U.S. Trustee: (i) if by mail to: 201 Varick Street, New York, NY 10014-4811, attention: Paul K. Schwartzberg, Esq., Tel.: (212) 510-0500, Fax: (212) 668-2255; (ii) if by e-mail to: Paul.Schwartzberg@usdoj.gov.
(c)          To New Holdco 1: Sparrow River Investments Ltd., c/o GTC Corporate Services Limited, Sassoon House, Shirley St. & Victoria Ave., P.O. Box SS-5383, Nassau, New Providence, The Bahamas, Attention: Gonzalo Alende Serra (galendeserra@southerncrossgroup.com; Facsimile: 242-328-1069), with a copy to Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York 10019 (Attention: Morton E. Grosz (mgrosz@chadbourne.com), Kevin C. Smith (ksmith@chadbourne.com), and Andrew Rosenblatt (arosenblatt@chadbourne.com)).
(d)          To New Holdco 2: Sparrow Offshore Investments Ltd., c/o GTC Corporate Services Limited, Sassoon House, Shirley St. & Victoria Ave., P.O. Box SS-5383, Nassau, New Providence, The Bahamas, Attention: Gonzalo Alende Serra (galendeserra@southerncrossgroup.com; Facsimile: 242-328-1069), with a copy to Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York 10019 (Attention: Morton E. Grosz (mgrosz@chadbourne.com), Kevin C. Smith (ksmith@chadbourne.com), and Andrew Rosenblatt (arosenblatt@chadbourne.com)).
K.          Conflicts.
The terms of the Plan shall govern in the event of any inconsistency between the Plan and the Disclosure Statement. In the event of any inconsistency with the Plan and the Confirmation Order, the Confirmation Order shall govern with respect to such inconsistency.
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Dated:  January 17, 2017
ULTRAPETROL (BAHAMAS) LIMITED
By:	/s/ Eduardo Ojea Quinata
Name:	Eduardo Ojea Quinata
Title:	Chief Executive Officer

Dated:  January 17, 2017
ULTRAPETROL S.A.
By:	/s/Maria Cecilia Yad
Name:	Maria Cecilia Yad
Title:	President

Dated:  January 17, 2017
UABL S.A.
By:	/s/ Maria Cecilia Yad
Name:	Maria Cecilia Yad
Title:	President

Dated:  January 17, 2017
OCEANPAR S.A. PARFINA S.A. PARABAL S.A. UABL PARAGUAY S.A. COMPANIA PARAGUAYA DE TRANSPORTE FLUVIAL S.A. RIVERPAR S.A.

By:	/s/ Francisco Mackinlay
Name:	Francisco Mackinlay
Title:	President

By:
Name:
Title:

Dated:  January 17, 2017
OCEANPAR S.A. PARFINA S.A. PARABAL S.A. UABL PARAGUAY S.A. COMPANIA PARAGUAYA DE TRANSPORTE FLUVIAL S.A. RIVERPAR S.A.

By:
Name:
Title:

By:	/s/ Edmundo Quevedo
Name:	Edmundo Quevedo
Title:

Dated:  January 17, 2017
UP RIVER (HOLDINGS) LTD.
By:	/s/ Eduardo Ojea Quintana
Name:	Eduardo Ojea Quintana
Title:	Director

Dated:  January 17, 2017
UABL LIMITED
By:	/s/ Eduardo Ojea Quintana
Name:	Eduardo Ojea Quintana
Title:	Director

Dated:  January 17, 2017
CEDARINO SAU DAMPIERRE HOLDINGS SPAIN SA.
By:	/s/ Alvaro Lecueder
Name:	Alvaro Lecueder
Title:	Director

Dated:  January 17, 2017
MASSENA PORT S.A.
By:	/s/ Alvaro Lecueder
Name:	Alvaro Lecueder
Title:	Director

Dated:  January 17, 2017
CORPORACION DE NAVEGACION MUNDIAL S.A.
By:	/s/ Maria Cecilia Yad
Name:	Maria Cecilia Yad
Title:	President

By:	/s/ Eduardo Ojea Quintana
Name:	Eduardo Ojea Quintana
Title:	Director

Dated:  January 17, 2017
DINGLE BARGES INC. EASTHAM BARGES INC.
By:	/s/ Orelys M. Cedeno
Name:	Orelys M. Cedeno
Title:	Director/Vice-President

By:	/s/ Michell Saez
Name:	Michell Saez
Title:	Director/Secretary

Dated:  January 17, 2017
GENERAL VENTURES INC.
By:	/s/ Orelys M. Cedeno
Name:	Orelys M. Cedeno
Title:	Attorney-in-Fact

By:	/s/ Michell Saez
Name:	Michell Saez
Title:	Attorney-in-Fact

Dated:  January 17, 2017
PALMDEAL SHIPPING INC.
By:	/s/ Clarissa P. de Aguirre
Name:	Clarissa P. de Aguirre
Title:	Attorney-in-Fact

By:	/s/ Elsa Ma. Sousa
Name:	Elsa Ma. Sousa
Title:	Attorney-in-Fact

Dated:  January 17, 2017

ARLENE INVESTMENTS INC.
BRINKLEY SHIPPING INC.
DANUBE MARITIME INC.
HALLANDALE COMMERCIAL CORP.
LONGMOOR HOLDINGS INC.
RIVERVIEW COMMERCIAL CORP.
THURSTON SHIPPING INC.
MARINE FINANCIAL INVESTMENTS CORP.
UABL BARGES (PANAMA) INC.
UABL TOWING SERVICES S.A.
UP RIVER TERMINALS (PANAMA) SA.
UPB (PANAMA) INC.
REGAL INTERNATIONAL INVESTMENTS S.A.
PRINCELY INTERNATIONAL FINANCE CORP.

By:	/s/Clarissa P. de Aguirre
Name:	Clarissa P. de Aguirre
Title:	Director/Vice-President

By:	/s/Elsa Ma. Sousa
Name:	Elsa Ma. Sousa
Title:	Director/Secretary

SCHEDULE A
Offshore Lender Parent Guarantees
1.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006, and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd., as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

2.
Guarantee Agreement, dated as of December 29, 2006, made by Ultrapetrol (Bahamas) Ltd. in favor of DVB Bank AG with respect to Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012, and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc., and Padow Shipping Inc., as guarantors, (iii) the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3.
Guarantee, dated as of November 1, 2007, made by Ultrapetrol (Bahamas) Ltd. in favor of DVB Bank AG with respect to Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc., and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7.
Guarantee by Ultrapetrol (Bahamas) Ltd. under the Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8.
Guarantee made by Ultrapetrol (Bahamas) Limited in favor of DVB Bank America N.V. with respect to Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

SCHEDULE B
Offshore Loan Agreements
1.
Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006, and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd., as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

2.
Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012, and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc., and Padow Shipping Inc., as guarantors, (iii) the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3.
Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4.
First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5.
Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc., and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6.
Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7.
Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8.
Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

EXHIBIT 1

IFC-OFID Debt Purchase Agreement

Execution Version
SETTLEMENT COMMUNICATION / FRE 408
THIS AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.
THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION. THE TRANSACTIONS CONTEMPLATED IN THIS AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

LOAN PURCHASE AND ASSIGNMENT AGREEMENT
This Loan Purchase and Assignment Agreement (this "Agreement"), is entered into as of November 23, 2016, by and among the following parties specified in clauses (i) through (iv) (each, a "Party" and collectively, the "Parties"): (i) International Finance Corporation ("IFC"); (ii) The OPEC Fund for International Development ("OFID"); (iii) UABL Limited ("UABLL"), the direct shareholder of the UABLL Subsidiaries (as defined below); (iv) Thurston Shipping Inc. ("Thurston"), the 2.5% direct shareholder of the Thurston Subsidiaries (as defined below); and (with respect to certain provisions hereof) acknowledged and agreed by UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (collectively, the "UABLL Subsidiaries"), UABL Paraguay S.A. ("UABLP"), Riverpar S.A. ("Riverpar" and together with UABLP, the "Thurston Subsidiaries"), and Ultrapetrol (Bahamas) Limited (the "Parent"). IFC and OFID shall each be referred to herein individually as an "Assignor" and collectively as "Assignors". UABLL and Thurston shall each be referred to herein individually as an "Assignee" and collectively as "Assignees".
RECITALS
WHEREAS, IFC is the owner of debt evidenced by: (i) that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC UABLL Subsidiaries Loan Agreement") among the UABLL Subsidiaries, as borrowers, and IFC, as lender; (ii) that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC UABLP Loan Agreement") between UABLP, as borrower, and IFC, as lender; and (iii) that certain Loan Agreement dated as of December 2, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Thurston Subsidiaries Loan Agreement") among the Thurston Subsidiaries, as borrowers, and IFC, as lender;

WHEREAS, the 2008 IFC UABLL Subsidiaries Loan Agreement, the 2008 IFC UABLP Loan Agreement and the 2011 IFC Thurston Subsidiaries Loan Agreement shall be referred to herein collectively as the "IFC Loan Agreements";
WHEREAS, OFID is the owner of debt evidenced by: (i) that certain Loan Agreement dated as of November 28, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Loan Agreement") between UABLP, as borrower, and OFID, as lender; and (ii) that certain Loan Agreement dated as of December 15, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Loan Agreement") among the Thurston Subsidiaries, as borrowers, and OFID, as lender;
WHEREAS, the 2008 OFID Loan Agreement and the 2011 OFID Loan Agreement shall be referred to herein collectively as the "OFID Loan Agreements";
WHEREAS, IFC desires to assign to UABLL, and UABLL desires to accept from IFC (the "IFC UABLL Assignment"): (i) the entire principal amount of the debt evidenced by the 2008 IFC UABLL Subsidiaries Loan Agreement (the "IFC UABLL Subsidiaries Debt"); and (ii) all of IFC's right, title and interest in the IFC UABLL Subsidiaries Loan Documents (as defined below);
WHEREAS, IFC desires to assign to Thurston, and Thurston desires to accept from IFC (the "IFC Thurston Assignment"): (i) the entire principal amount of the debts evidenced by the 2008 IFC UABLP Loan Agreement and the 2011 IFC Thurston Subsidiaries Loan Agreement (collectively, the "IFC Thurston Debt"); and (ii) all of IFC's right, title and interest in the IFC Thurston Loan Documents (as defined below);
WHERAS, OFID desires to assign to Thurston, and Thurston desires to accept from OFID (the "OFID Thurston Assignment"): (i) the entire principal amount of the debt evidenced by the OFID Loan Agreements (collectively, the "OFID Thurston Subsidiaries Debt"); and (ii) all of OFID's right, title and interest in the OFID Thurston Subsidiaries Loan Documents (as defined below);
WHEREAS, the IFC UABLL Assignment, the IFC Thurston Assignment and the OFID Thurston Assignment shall be referred to herein collectively as the "Assignments";
WHEREAS, in connection with the restructuring of the capital structure and financial obligations (the "Restructuring") of the Parent and certain of the Parent's direct and indirect subsidiaries (including without limitation, the UABLL Subsidiaries and the Thurston Subsidiaries), the Parent, IFC, OFID and certain other parties thereto have entered into that certain Restructuring Support Agreement dated as of November 18, 2016 (as amended, restated, supplemented or otherwise modified from time to time, the "RSA");
WHEREAS, the RSA contemplates that this Agreement be entered into and that the Assignments be effectuated as part of the Restructuring;
NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable
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consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby agrees as follows:
1. Assignments. Subject to Section 2 hereof:
(a)     Upon payment to IFC (i) by or on behalf of the UABLL Subsidiaries of the "UABLL Subsidiaries IFC Interest Amount" specified in the Allocation Schedule (as defined in Section 8(b)) to be delivered by the Assignees pursuant to Section 8(b) hereof, representing the accrued and unpaid interest on the IFC UABLL Subsidiaries Debt and (ii) by or on behalf of UABLL of the amount of the "UABLL IFC Purchase Price Amount" specified in the Allocation Schedule, IFC hereby absolutely and irrevocably sells, assigns, conveys and transfers to UABLL all of IFC's rights and interests in, to and under the IFC UABLL Subsidiaries Debt and the agreements set forth on Schedule 1(a) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with the 2008 IFC UABLL Subsidiaries Loan Agreement and/or the IFC UABLL Subsidiaries Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "IFC  UABLL Subsidiaries Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of IFC against any person or entity (known or unknown) arising under or in connection with the IFC UABLL Subsidiaries Loan Documents, and UABLL hereby accepts such assignment.
(b)     Upon payment to IFC (i) by or on behalf of the Thurston Subsidiaries of the "Thurston Subsidiaries IFC Interest Amount" specified in the Allocation Schedule, representing the accrued and unpaid interest on the IFC Thurston Debt and (ii) by or on behalf of Thurston of the amount of the "Thurston Subsidiaries IFC Purchase Price" specified in the Allocation Schedule, IFC hereby absolutely and irrevocably sells, assigns, conveys and transfers to Thurston all of IFC's rights and interests in, to and under the IFC Thurston Debt and the agreements set forth on Schedule 1(b) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with the any of the 2008 IFC UABLP Loan Agreement, the 2011 IFC Thurston Subsidiaries Loan Agreement and/or the IFC Thurston Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "IFC Thurston Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of IFC against any person or entity (known or unknown) arising under or in connection with the IFC Thurston Loan Documents, and Thurston hereby accepts such assignment.
(c)     Upon payment to OFID (i) by or on behalf of the Thurston Subsidiaries of the "Thurston Subsidiaries OFID Interest Amount" specified in the Allocation Schedule, representing the accrued and unpaid interest on the OFID Thurston Subsidiaries Debt and (ii) by or on behalf of Thurston of the amount of the "Thurston OFID Purchase Price Amount" specified in the Allocation Schedule, OFID hereby absolutely and irrevocably sells, assigns, conveys and transfers to Thurston all of OFID's rights and interests in, to and under the OFID Thurston Subsidiaries Debt and the agreements set forth on Schedule 1(c) attached hereto (collectively, and together with any and all other agreements, documents or instruments entered into in connection with any of the OFID Loan Agreements and/or the OFID Thurston
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Subsidiaries Debt, and as any of the foregoing may have been amended, restated, supplemented or otherwise modified, the "OFID Thurston Subsidiaries Loan Documents"), including without limitation (and to the extent permitted to be assigned under applicable law), all claims, suits, causes of action and any other right of OFID against any person or entity (known or unknown) arising under or in connection with the OFID Thurston Subsidiaries Loan Documents, and Thurston hereby accepts such assignment.
2. Conditions.
(a)     The payments and the Assignments contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver (as contemplated in the RSA and the Plan of Reorganization (as defined in the RSA)), at or prior to the date of the Assignments, of each of the following conditions:
(i)     the Bankruptcy Court (as defined in the RSA) shall have entered, in form and substance reasonably satisfactory to the Assignees, an order (x) confirming the Plan of Reorganization and (y) approving this Agreement and authorizing each Assignee's performance of its obligations under this Agreement; and
(ii)     the closing under the Investment Agreement (as defined in the RSA) shall have occurred simultaneously with such payments and Assignments.
(b)     The payments by the Assignees contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver, at or prior to the date of the Assignments, of each of the following conditions:
(i)     the representations and warranties made by the Assignors in Section 6 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the date of the Assignments with the same effect as though made at and as of the date of the Assignments; and
(ii)     the covenants and agreements contained in this Agreement to be complied with by the Assignors on or before the date of the Assignments shall have been complied with in all material respects.
(c)     The Assignments contemplated in Section 1 hereof shall be subject to the fulfillment or written waiver, at or prior to the date of the Assignments, of each of the following conditions:
(i)     the representations and warranties made by the Assignees in Section 5 hereof shall be true and correct in all material respects as of the date of this Agreement and as of the date of the Assignments with the same effect as though made at and as of the date of the Assignments;
(ii)     the covenants and agreements contained in this Agreement to be complied with by the Assignees on or before the date of the Assignments shall have been complied with in all material respects;
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(iii)     each of the Assignors shall have received the payments, in full, by the Assignees contemplated by Section 1 hereof in immediately available funds in US dollars; and
(iv)     each of the Assignors shall have received the IFC/OFID DSRA Balance (as defined in Exhibit A to the RSA (as defined above)) in full from the respective Debt Service Reserve Accounts (as defined in Exhibit A to the RSA) in immediately available funds in US dollars.
3. Effectiveness. This Agreement shall become effective as of the date first above written provided that each of the parties hereto have executed and delivered their respective signature pages.
4. Additional Documents; Further Assurances. Immediately upon receipt of the payments contemplated in Section 1 hereof but in any event within 60 days thereof, at the expense of the Parent, each Assignor shall take such further action and shall execute and deliver, or cause to be executed and delivered, and shall file or record, or cause to be filed or recorded, any and all other agreements, instruments or other documents which are, in the opinion of any Assignee or its counsel, necessary or desirable to carry out the terms and conditions of any Assignment, including without limitation, to evidence the transfer, assignment and/or release of any security interest, lien, mortgage or other encumbrance upon the assets or property of any of (a) the UABLL Subsidiaries that was granted to secure the obligations in respect of the IFC UABLL Subsidiaries Debt or otherwise in respect of the IFC UABLL Subsidiaries Loan Documents, or (b) the Thurston Subsidiaries that was granted to secure the obligations in respect of (i) the IFC Thurston Debt or otherwise in respect of the IFC Thurston Loan Documents, or (ii) the OFID Thurston Subsidiaries Debt or otherwise in respect of the OFID Thurston Subsidiaries Loan Documents.
5. Representations and Warranties of Assignees. Each Assignee hereby represents as warrants that the following is true and correct as of the date of this Agreement and as of the date of the Assignments:
(a)     It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and this Agreement is a legal, valid and binding obligation of such Assignee, enforceable against it in accordance with its terms, except as may be limited by applicable law.
(b)     Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its obligations under this Agreement.
(c)     It has all requisite corporate power and authority and, other than any Bankruptcy Court approvals, all authorizations, consents and licenses required for the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly obtained or granted and are in full force and effect.
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(d)     The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part. Such Assignee further represents and warrants that its board of directors or similar decision making authority, as applicable, has approved this Agreement by all requisite action.
(e)     The execution, delivery and performance by it of this Agreement does not (i) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).
(f)     It is not accepting any Assignment as a result of any advertisement, article, notice or other communication regarding the debt assigned pursuant to such Assignment published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.
(g)    It is sophisticated with respect to decisions to acquire assets of the type represented by the Assignments and either it, or the Person exercising discretion in making its decision to acquire the Assignments, is experienced in acquiring assets of such type.
(h)   It has received a copy of the IFC Loan Agreements and the OFID Loan Agreements, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to IFC Loan Agreements and the OFID Loan Agreements, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Agreement.
(i)     It has, independently and without reliance upon any of IFC or OFID and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.
(j)    It is entering into this Agreement, and will exercise its rights and perform its obligations under it, for its sole benefit and not for or on behalf of any other person, whether as trustee, agent or otherwise.
6. Representations and Warranties of Assignors. Each Assignor hereby represents as warrants that the following is true and correct as of the date of this Agreement and as of the date of the Assignments:
(a)     It is validly established by its member countries, and this Agreement is a legal, valid and binding obligation of such Assignor, enforceable against it in accordance with its terms, except as may be limited by applicable law; provided that no provision of this Agreement shall constitute a waiver of the Assignors' rights and privileges referenced in Section 17.
(b)     Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its obligations under this Agreement.
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(c)     It has all requisite corporate power and authority and, other than any Bankruptcy Court approvals, all authorizations, consents and licenses required for the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly obtained or granted and are in full force and effect.
(d)     The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part. Such Assignor further represents and warrants that its board of directors or similar decision making authority, as applicable, has approved this Agreement by all requisite action.
(e)     The execution, delivery and performance by it of this Agreement does not (i) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational documents) or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).
(f)     It legally owns and is conveying to the applicable Assignee all of its right, title and interest in, to and under the debt and other interests being assigned by it pursuant to each Assignment by it, free and clear of all liens, mortgages, pledges, security interests, encumbrances, charges or other adverse claims of any kind or description.
7. No Assumptions; Assignee Acknowledgments.
(a)     IFC assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency, value, condition of the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents or any collateral thereunder, (iii) the financial condition, creditworthiness, condition, affairs or status of the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of the IFC UABLL Subsidiaries Loan Documents or the IFC Thurston Loan Documents, or (iv) the performance or observance by the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any IFC UABLL Subsidiaries Loan Documents or IFC Thurston Loan Documents.
(b) OFID assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the OFID Thurston Loan Documents, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency, value, condition of the OFID Thurston Loan Documents or any collateral thereunder, (iii) the financial condition, creditworthiness, condition, affairs or status of the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of the OFID Thurston Loan Documents, or (iv) the performance or observance by the UABLL Subsidiaries or the Thurston Subsidiaries, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any OFID Thurston Loan Documents.
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(c)     Each Assignee understands and acknowledges that it has itself been, and will continue to be solely responsible for, making its own independent appraisal of and investigations into the value, condition or ownership of the assets of the type represented by the Assignments, financial condition, creditworthiness, affairs and legal status of the UABLL Subsidiaries and the Thurston Subsidiaries and of the matters contemplated by this Agreement and each Assignee hereby represents and warrants to the Assignors that it has not relied and will not hereafter rely on any Assignor for any such matter.
(d)     Nothing in this Agreement shall be constructed as transferring to any Assignee (i) the right to receive payment in freely convertible and transferable currency under any circumstances in which any authority having the power to regulate foreign exchange in Paraguay, Panama, Liberia or any other jurisdiction through which any payment due under an IFC Loan Agreement or OFID Loan Agreement is made is not generally permitting the conversion or remittance of foreign currency even if an Assignor is either exempt of such restrictions or otherwise offered preferential treatment or (ii) any other privileges and immunities of such Assignor, and each Assignee expressly acknowledges and accepts that such rights, privileges and immunities will not be assigned or transferred.
(e)     Each Assignee acknowledges and agrees that the obligation of the Assignors to assign and transfer the transferred interests in Section 1 is assumed, and such assignment is made, in reliance on, and subject to, the representations and warranties made in Section 5 and the agreements of the Assignees hereunder.
(f)     Each Assignor acknowledges and agrees that the obligation to make the payments in Section 1 is assumed, and such assignment is made, in reliance on, and subject to, the representations and warranties made in Section 6 and the agreements of the Assignors hereunder.
(g)     Each Assignee confirms to the Assignors that each of the representations and warranties made in Section 5 and the agreements of the Assignees hereunder shall be deemed to be repeated, and expressed to be effective, as of the Effective Date (as defined in the RSA) with reference to the facts and circumstances then existing.
(h)     Each Assignor confirms to the Assignees that each of the representations and warranties made in Section 6 and the agreements of the Assignors hereunder shall be deemed to be repeated, and expressed to be effective, as of the Effective Date with reference to the facts and circumstances then existing.
(i)     Nothing in this Agreement shall be construed as transferring to any Assignee any rights to the True-Up Amount (as defined in the RSA) or any intercreditor claims that the Assignors have against the Noteholders (as defined in the RSA).
8. Determination of Interest and Purchase Price Amounts.
(a)     The parties hereto agree that the aggregate amount of the payments ("Total Payments") to be made to IFC and OFID pursuant to Section 1 hereof shall be equal to the Initial IFC/OFID Cash Recovery (as defined in the RSA). The parties hereto further agree
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that (i) the aggregate amount that IFC shall receive pursuant to Section 1 hereof shall be equal to 75.1191% of the Total Payments (the "IFC Total Payments"), and (ii) the aggregate amount that OFID shall receive pursuant to Section 1 hereof shall be equal to 24.8809% of the Total Payments (the "OFID Total Payments").
(b)     No later than February 1, 2017, the Assignees shall deliver to the Assignors an allocation schedule (the "Allocation Schedule") setting forth (A) the allocation of the IFC Total Payments, as determined by Assignees in its sole discretion, among the (i) UABLL Subsidiaries IFC Interest Amount, (ii) UABLL Subsidiaries Purchase Price Amount, (iii) Thurston Subsidiaries IFC Interest Amount, and (iv) Thurston Subsidiaries IFC Purchase Price Amount, and (B) the allocation of the OFID Total Payments, as determined by the Assignees in its sole discretion, among the (i) Thurston Subsidiaries OFID Interest Amount, and (ii) Thurston Subsidiaries OFID Purchase Price Amount. The parties hereto agree that the Allocation Schedule delivered pursuant to this Section 8(b) shall be the final allocation of the IFC Total Payments and the OFID Total Payments.
9. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provision which would require the application of the law of any other jurisdiction.
10. Amendment or Waiver. This Agreement may not be modified, amended or supplemented unless such modification, amendment or supplement is in writing and signed by each Party affected thereby. No waiver of any provision of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).
11. Binding Effect; Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns and transferees, in each case solely as such parties are permitted under this Agreement, it being understood that no Party shall be permitted to assign or transfer any of its rights or obligations under this Agreement unless the prior written consent of each other Party has been obtained.
12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. The signatures of all of the Parties need not appear on the same counterpart. Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.
13. Headings; Schedules and Exhibits. The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation thereof. References to sections, paragraphs, schedules and exhibits, unless otherwise indicated, are references to sections and paragraphs of, and schedules and exhibits to, this Agreement.
14. Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining
9

provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable.
15. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY AGREES NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER. THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.
16. No Third-Party Beneficiaries. This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.
17. Privileges and Immunities. With respect to IFC and OFID, no provision of this Agreement shall limit or shall be construed to be a waiver, renunciation or other modification of any immunities, privileges or exemptions of (a) IFC under its Articles of Agreement, each applicable international convention or applicable law or (b) OFID under The Agreement Establishing the OPEC Fund for International Development, the OFID Lender's Headquarters Agreement, each applicable international convention or treaty and the Agreement for the Encouragement and Protection of Investment between the OFID Lender and Paraguay.
18. Release and Discharge. Upon the effectiveness of the Assignments in Section 1 (it being understood that such effectiveness shall occur on the Effective Date), (i) each of the Parent, the UABLL Subsidiaries and the Thurston Subsidiaries (collectively, the "UP Parties") forever releases and discharges each of IFC and OFID, and their respective successors, assignees, participants, agents, officers, directors, members, affiliates, advisors, attorneys and employees from any and all claims, suits, demands, accounts or causes of action any UP Party and any affiliate thereof may have against IFC or OFID or their respective agents, officers and directors, whether arising out of, in connection with or otherwise relating to, directly or indirectly, any IFC Loan Agreement or OFID Loan Agreement, as applicable, and (ii) each of IFC and OFID forever releases and discharges each of the UP Parties, and their respective
10

successors, assignees, participants, agents, officers, directors, members, affiliates, advisors, attorneys and employees from any and all claims, suits, demands, accounts or causes of action IFC or OFID and any affiliate thereof may have against any UP Party or their respective agents, officers and directors, whether arising out of, in connection with or otherwise relating to, directly or indirectly, any IFC Loan Agreement or OFID Loan Agreement, as applicable.
[The remainder of this page is intentionally left blank.]
11

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above.
INTERNATIONAL FINANCIAL CORPORATION

By:	/s/ Mohamed Gouled
	Name:	Mohamed Gouled
	Title:	Director, Department of Special Operations

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above.
INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:	/s/ Suleiman J. Al-Herbish
	Name:	Suleiman J. Al-Herbish
	Title:	Director-General

UABL LIMITED

By:
Name:
Title:

THURSTON SHIPPING INC.

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above.
INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:
Name:
Title:

UABL LIMITED

By:	/s/ Eduardo Ojea Quintana
	Name:	Eduardo Ojea Quintana
	Title:	Director

THURSTON SHIPPING INC.

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date written above.
INTERNATIONAL FINANCE CORPORATION

By:
Name:
Title:

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:
Name:
Title:

UABL LIMITED

By:
Name:
Title:

THURSTON SHIPPING INC.

By:	/s/ Clarissa P. de Aguirre
	Name:	Clarissa P. de Aguirre
	Title:	Director/Vice-President

By:	/s/ Elsa Ma. Sousa
	Name:	Elsa Ma. Sousa
	Title:	Director/Secretary

[Signature Page to Loan Purchase and Assignment Agreement]

ACKNOWLEDGED AND AGREED as of the date
first above written solely with respect to Sections 4 and 18.

ULTRAPETROL (BAHAMAS) LIMITED

By:	/s/ Eduardo Ojea Quintana
	Name:	Eduardo Ojea Quintana
	Title:	Chief Executive Officer

UBAL BARGES (PANAMA) INC.

By:
Name:
Title:

UABL TOWING SERVICES S.A.

By:
Name:
Title:

MARINE FINANCIAL INVESTMENT CORP.

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

ACKNOWLEDGED AND AGREED as of the date
first above written solely with respect to Sections 4 and 18.

ULTRAPETROL (BAHAMAS) LIMITED

By:
Name:
Title:

UBAL BARGES (PANAMA) INC.

By:	/s/ Clarissa P. de Aguirre
	Name:	Clarissa P. de Aguirre
	Title:	Director/Vice-President

By:	/s/ Elsa Ma. Sousa
	Name:	Elsa Ma. Sousa
	Title:	Director/Secretary

UABL TOWING SERVICES S.A.

By:	/s/ Clarissa P. de Aguirre
	Name:	Clarissa P. de Aguirre
	Title:	Director/Vice-President

By:	/s/ Elsa Ma. Sousa
	Name:	Elsa Ma. Sousa
	Title:	Director/Secretary

[Signature Page to Loan Purchase and Assignment Agreement]

MARINE FINANCIAL INVESTMENT CORP.

By:	/s/ Clarissa P. de Aguirre
	Name:	Clarissa P. de Aguirre
	Title:	Director/Vice-President

By:	/s/ Elsa Ma. Sousa
	Name:	Elsa Ma. Sousa
	Title:	Director/Secretary

EASTHAM BARGES INC.

By:	/s/ Orelys M. Cedeño
	Name:	Orelys M. Cedeño
	Title:	Director/Vice-President

By:	/s/ Michell Saez
	Name:	Michell Saez
	Title:	Director/Secretary

UABL PARAGUAY S.A.

By:
Name:
Title:

RIVERPAR S.A.

By:
Name:
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

EASTHAM BARGES INC.

By:
Name:
Title:

UABL PARAGUAY S.A.

By:	/s/ Francisco Mackinlay
	Name:	Francisco Mackinlay
	Title:	President

By:	/s/ Edmundo Quevedo
	Name:	Edmundo Quevedo
Title:

RIVERPAR S.A.

By:	/s/ Francisco Mackinlay
	Name:	Francisco Mackinlay
	Title:	President

/s/ Edmundo Quevedo
Name:	Edmundo Quevedo
Title:

[Signature Page to Loan Purchase and Assignment Agreement]

Schedule 1(a)
IFC UABLL Subsidiaries Loan Documents
1.	2008 IFC UABLL Subsidiaries Loan Agreement
2.	Guarantee Agreement dated as of September 15, 2008 by UABLL
3.	Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee

Schedule 1(b)
IFC Thurston Loan Documents
1.	2008 IFC UABLP Loan Agreement
2.	Guarantee Agreement dated as of September 15, 2008 by UABLL
3.	Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee
4.	2011 IFC Thurston Subsidiaries Loan Agreement
5.	Enforcement Shortfall Guarantee Agreement dated as of December 8, 2011 by the Parent
6.	Guarantee Agreement dated as of December 8, 2011 by UABLL
7.	Collateral Trust Agreement dated as of December 8, 2011 by and among IFC, OFID and Wilmington Trust, National Association, as security trustee

Schedule 1(c)
OFID Thurston Subsidiaries Loan Documents
1.	2008 OFID Loan Agreement
2.	Guarantee Agreement dated as of December 8, 2008 by UABLL
3.	Collateral Trust Agreement dated as of September 15, 2008 by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association), as security trustee
4.	2011 OFID Loan Agreement
5.	Enforcement Shortfall Guarantee Agreement dated as of January 13, 2012 by the Parent
6.	Guarantee Agreement dated as of January 13, 2012 by UABLL
7.	Collateral Trust Agreement dated as of December 8, 2011 by and among IFC, OFID and Wilmington Trust, National Association, as security trustee

EXHIBIT 2

Investment Agreement

Execution Copy

PRIVILEGED & CONFIDENTIAL

SETTLEMENT COMMUNICATION / FRE 408
THIS INVESTMENT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.
THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS INVESTMENT AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

INVESTMENT AGREEMENT

by and among

 ULTRAPETROL (BAHAMAS) LIMITED
(the "Company"),
PRINCELY INTERNATIONAL FINANCE CORP.
("Princely"),
MASSENA PORT S.A.
("Massena"),
UP RIVER (HOLDINGS) LTD.
("UPRH"),
UPB (PANAMA) INC.
("UPB"),
UP RIVER TERMINALS (PANAMA) S.A.
("UPRT" and together with Princely, Massena, UPRH and UPB, the "River Business Parent Subsidiaries")
SPARROW RIVER INVESTMENTS LTD.
("Sparrow River")
SPARROW OFFSHORE INVESTMENTS LTD.

 ("Sparrow Offshore")
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P., solely for the purposes of Section 10.17
and
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P., solely for the purposes of Section 10.17

Dated as of November 23, 2016

TABLE OF CONTENTS

i

SCHEDULES
Schedule 1.01(a) – Knowledge Persons (for Company and Purchaser)
Schedule 1.01(b) – Permitted Encumbrances
Schedule 1.01(c) – River Business Subsidiaries
Schedule 2.01(b) – River Business Parent Subsidiaries
Schedule 3.01 – List of Entities
Schedule 3.02(a) – River Parent Shares
Schedule 3.02(b) – Subsidiary Shares
Schedule 3.03 – Required Consents
Schedule 3.05 – Liabilities
Schedule 3.06 – Conduct not in the Ordinary Course
Schedule 3.07 – Actions and Threatened Actions
Schedule 3.09 – Intellectual Property
Schedule 3.10(a) – Owned Real Property
Schedule 3.10(b) – Leased Real Property
Schedule 3.11 – Assets

Schedule 3.12(a) – Employee Benefit Plans
Schedule 3.12(b) – Outstanding Employee Benefit Plan Obligations
Schedule 3.12(d) – Employee Benefit Obligations incurred in Connection with this Agreement
Schedule 3.12(e) – Subsidiaries' Liabilities under Employee Benefit Plans of the Company or Non- River or Offshore Subsidiaries
Schedule 3.12(f) – River Business Employees participating in Employment Benefit Plans of the Company or any Non-River Business Subsidiaries
Schedule 3.12(g) – Offshore Business Employees participating in Employment Benefit Plans of the Company or any Non-Offshore Business Subsidiaries
Schedule 3.13 – Labor Matters
Schedule 3.15(a) – Outstanding Indebtedness in excess of $2,000,000 or Guarantees of River Business Subsidiaries of Any Indebtedness of Company or Non-River Business Subsidiary
Schedule 3.15(b) – Outstanding Indebtedness in excess of $2,000,000 or Guarantees of Offshore Business Subsidiaries of Any Indebtedness of Company or Non-Offshore Business Subsidiary
Schedule 3.16(a) – Material Contracts
Schedule 3.16(b) – Invalid or Non-Binding Material Contracts
Schedule 3.19 – Transactions with Affiliates
Schedule 3.20 – Brokers' Fees
Schedule 3.26(a) – Vessels and Vessel Owners
Schedule 3.26(c) – Unregistered Vessels
Schedule 4.02 – Consents
Schedule 5.01 – Permissible Conduct of Business Prior to Closing
Schedule 5.09 – Intercompany Accounts
Schedule 7.02(b) – Third Party Consents

LIST OF EXHIBITS
Exhibit A – Chapter 11 Plan of Reorganization
Exhibit B – Legal Opinion

This INVESTMENT AGREEMENT, dated as of November 23, 2016 (this "Agreement"), is entered into by and among Ultrapetrol (Bahamas) Limited, a company organized under the laws of the Bahamas (the "Company"), Princely International Finance Corp. ("Princely"), Massena PORT S.A. ("Massena"), UP River (Holdings) Ltd. ("UPRH"), UPB (Panama) Inc. ("UPB"), UP River Terminals (Panama) S.A. ("UPRT" and together with Princely, Massena, UPRH and UPB, the "River Business Parent Subsidiaries"), Sparrow River Investments Ltd. ("Sparrow River"), a company organized under the laws of the Bahamas, Sparrow Offshore Investments Ltd. ("Sparrow Offshore"), a company organized under the laws of the Bahamas, and, solely for the purposes of Section 10.17, Southern Cross Latin America Private Equity Fund III, L.P., a limited partnership organized under the laws of Ontario, Canada (the "Fund III Guarantor") and Southern Cross Latin America Private Equity Fund IV, L.P., a limited partnership organized under the laws of Ontario, Canada (the "Fund IV Guarantor", and together with the Fund III Guarantor, the "Guarantors").
W I T N E S S E T H:
WHEREAS, the Company and its Subsidiaries (as defined below) comprise an industrial shipping company serving the marine transportation needs of its clients, including through its River Business (as defined below), offshore supply business and Ocean Business (as defined below) (the businesses of the Company are collectively referred to herein as the "Business");
WHEREAS, the Company is in default of all of its debt, including its 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes") and its loan agreements and credit facilities;
WHEREAS, the Company and certain creditors of the Company's River Business (as defined below) have agreed to a plan to restructure the  debt of the Company's River Business, and in connection therewith the Company, certain of its subsidiaries, the Supporting Creditors (as defined below), Sparrow (as defined in the RSA) and the Guarantors have entered into a Restructuring Support Agreement dated as of November 18, 2016 (the "RSA") which sets forth the terms of such restructuring (the "River Restructuring");
WHEREAS, the Company and certain creditors of the Company's Offshore Business (as defined below) are negotiating a plan to restructure the debt of the Company's Offshore Business, and in connection therewith the Company, certain of its lenders (the "Offshore Lenders") and Sparrow Offshore expect to agree to restructure the debt between the Offshore Business Entities (as defined below) and the Offshore Lenders which sets forth the terms of the restructuring of the debt of the Offshore Business (the "Offshore Restructuring" and, together with the River Restructuring, the "Restructuring");
WHEREAS, the RSA provides for the filing of a petition under chapter 11 ("Chapter 11") of title 11 of the United States Code, 11. U.S.C. §§ 101-1532 (the "Bankruptcy Code") by the Company and some or all of its subsidiaries substantially in the form attached to the RSA (the "Prepack Petition");

WHEREAS, the Company has agreed to solicit approval of a Chapter 11 plan of reorganization as provided in the RSA and attached thereto as Exhibit A (as such plan may be amended, modified or changed from time to time in accordance with the terms and conditions thereof and the RSA, the "Plan of Reorganization") from the Supporting Creditors prior to filing the Prepack Petition with the applicable bankruptcy court;
WHEREAS, Sparrow River has agreed, subject to the terms and conditions set forth herein and in the RSA and Plan of Reorganization, to purchase  the New River Company Shares (as set forth in Section 2.01(b) below) and, if the Offshore Restructuring is agreed to between the applicable Offshore Business Entities and the Offshore Lenders, the UP Offshore Shares (as set forth in Section 2.01(a) hereto)  (such purchase of the New River Company Shares and, if applicable, the UP Offshore Shares, the "Investment");
WHEREAS, the respective boards of directors (or similar governing bodies) of each of the Company, the River Business Parent Subsidiaries, the Purchasers (as defined below) and the Guarantors have, by resolution duly adopted, declared that the transactions contemplated by this Agreement, including the Restructuring, are advisable, and approved and adopted this Agreement;
WHEREAS, pursuant to the RSA and the Plan of Reorganization the proceeds from the Investment will be used solely for purposes of the Restructuring in such manner as set forth in the RSA and the Plan of Reorganization;
WHEREAS, the transactions contemplated by this Agreement are subject to the approval of this Agreement by the Bankruptcy Court (as defined below), and will be consummated pursuant to the order confirming the Plan of Reorganization to be entered in the Chapter 11 Cases (as defined below)];
NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Company, the Purchasers and, solely for the purposes of Section 10.17, the Guarantors, hereby agree as follows:
ARTICLE I
 DEFINITIONS
Section 1.01  Certain Defined Terms.  For purposes of this Agreement:
"Action" means any claim, action, suit, arbitration, audit, inquiry, proceeding or investigation by or before any Governmental Authority.
"Acceptable Ocean Sale" shall have the meaning set forth in the RSA.
"Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and, with respect to the Purchasers, includes the Company from and after the Closing (as defined below) (and provided, for the avoidance of doubt, that no existing shareholder of the Company shall be considered an Affiliate of the Purchasers for purposes of this Agreement).

"Balance Sheet" means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date.
"Balance Sheet Date" means June 30, 2016.
"Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York.
"Business Day" means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City, New York or in Nassau, Bahamas.
"Capital Stock" means:
(1)  in the case of a corporation, corporate stock;
(2)  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(4)  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
"Chapter 11 Cases" means the voluntary reorganization cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532, commenced to implement the Restructuring.
"Claims" means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, claims, liens, proceedings, consent orders or consent agreements.
"Company Intellectual Property" means all Intellectual Property owned by the Company or any of its River Business Subsidiaries that is material to the operations of the Company and/or its River Business Subsidiaries as currently conducted.
"Contract" means any written note, bond, mortgage, deed of trust, indenture, guarantee, lease, sublease, charter, subcharter, license, franchise, permit, agreement, contract, commitment, or other written and legally binding understanding, arrangement, instrument or obligation.

"control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
"Conveyance Taxes" means with respect to the Company and its Subsidiaries any sales, use, transfer, conveyance, value-added, ad valorem, stamp, stamp duty, recording or other similar tax, fee or charge imposed by any Governmental Authority upon the direct or indirect sale, transfer or assignment of the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, real, personal, tangible or intangible property or any other transaction that occurs pursuant to this Agreement or any interest therein, or upon the recording of any such sale, transfer or assignment, together with any interest, additions or penalties in respect thereof.
"Cornamusa" means Corporacion de Navegacion Mundial S.A.
"Disclosure Schedule" means the Disclosure Schedule, dated as of the date of this Agreement, delivered by the Company to the Purchasers in connection with the execution and delivery of, and forming a part of, this Agreement.
"Employee Benefit Plan" means all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements and all employment, termination, severance or other Contracts or agreements other than statutory benefits, to which the Company or any of its River Business Subsidiaries is a party, with respect to which the Company or any of its River Business Subsidiaries has any material obligation or which are maintained, contributed to or sponsored by the Company or any of its River Business Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its River Business Subsidiaries, and each employee benefit plan or arrangement for which the Company or any of its River Business Subsidiaries could otherwise incur liability; provided, however, that contributions by the Company or its River Business Subsidiaries to social security, retirement or other plans which are required by a Governmental Authority or mandatory by Law and which were not created or established by the Company or any of its River Business Subsidiaries shall not be considered an Employee Benefit Plan for purposes of this Agreement.
"Encumbrance" means any security interest, pledge, share or dividend stripping, hypothecation, mortgage, charter, lease, deed of trust, right of first refusal or similar restriction (including with respect to the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, any restriction on voting, transfer or exercise of any other attribute of ownership), lien or encumbrance (including environmental and tax liens).
"Environmental Claims" means any Claim relating to a violation or alleged violation of any Environmental Law or any Environmental Permit, including (a) any and all Claims by Governmental Authorities requiring cleanup, removal, response, remedial or other corrective actions or damages pursuant to any applicable Environmental Law and (b) any and all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the Release of Hazardous Materials.

"Environmental Law" means any Law, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, that relates to (a) pollution or the protection of the environment, health, safety or natural resources, or (b) human exposure to, transportation, treatment, storage, handling, disposal or the Release of Hazardous Materials.
"Environmental Permit" means any and all federal, national, supranational, state, provincial, municipal, local or administrative permit, approval, identification number or license which is required pursuant to any Environmental Law to be obtained by the Company or any of its Subsidiaries to conduct the Business.
"Equity Interests" means capital stock (whether common or preferred), partnership, limited liability company, membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing Person.
"GAAP" means United States generally accepted accounting principles as in effect on the date of this Agreement, consistently applied.
"Governmental Authority" means any federal, national, supranational, state, provincial, municipal, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial body of competent jurisdiction.
"Governmental Order" means any order, writ, judgment, injunction, decree, and ruling, entered by or with any Governmental Authority.
"Guaranteed Percentage" means in the case of the Fund III Guarantor, 11.54%, and in the case of the Fund IV Guarantor, 88.46%.
"Hazardous Material" means (a) radioactive materials, asbestos-containing materials and polychlorinated biphenyls and (b) any other chemicals, materials or substances defined or regulated as "corrosive", "explosive", "flammable", "infectious", "toxic" or "hazardous" or as a "contaminant" under any applicable Environmental Law or the presence of which could result in an obligation to conduct Remedial Actions.
"Indebtedness" means, with respect to any Person (without duplication), (a) all obligations which in accordance with GAAP would be considered of a financial nature of such Person, whether or not entered into with financial institutions, whether or not contingent, for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, make-whole payments, expenses, indemnities, breakage costs and bank overdrafts thereunder), (b) all obligations of such Person for the deferred purchase price of property (including Vessels) or services (except for trade accounts payable arising in the ordinary course of business consistent with past practices), (c) all obligations of such Person evidenced by notes, bonds, debentures, commercial papers, leases, mortgages or other similar instruments, (d) all obligations under derivative financial instruments including the negative or positive, as the case may be, fair value of the derivative financial instruments at Closing, (e) the attributable portion of all obligations from factoring and lease agreements, which by application of GAAP would be considered financial or capital leases, (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities (excluding any such obligations issued in support of commercial operations of the Company and its Subsidiaries in the ordinary course of business), (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, and (h) any indebtedness of such Person pursuant to a guarantee to a creditor of another Person.
"Indemnified Party" means a Purchaser Indemnified Party or a Company Indemnified Party, as the case may be.
"Indemnifying Party" means the Company pursuant to Section 8.02 and the Purchasers pursuant to Section 8.03, as the case may be.
"Intellectual Property" means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and Internet domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) registrations and applications for registration of any of the foregoing in (a)-(c), and (e) trade secrets.
"Knowledge" or similar terms used in this Agreement means:
(i) in the case of a representation or warranty, statement or certification made regarding the Company and any of its Subsidiaries, the knowledge of the individuals set forth below the Company's name listed on Schedule 1.01(a), as of the time the applicable representation or warranty, statement or certification is made or deemed to be made hereunder, if (a) any of such individuals is actually aware of such fact or matter, and (b) any of such individuals would reasonably be aware, after making such due inquiry as a prudent business person (taking into account such individual's role) would to those employees who directly report to that individual, of such fact or other matter;
(ii) in the case of a representation or warranty, statement or certification made regarding the Purchasers, the knowledge of the individual(s) set forth opposite Purchasers' name listed on Schedule 1.01(a), as of the time the applicable representation or warranty, statement or certification is made or deemed to be made hereunder, if (a) any of such individual(s) is actually aware of such fact or matter, and (b) any of such individual(s) would reasonably be aware, after making such due inquiry as a prudent business person (taking into account such individual's role) would to those employees who directly report to that individual, of such fact or other matter.
"Law" means any statute, law, ordinance, regulation, rule or code (including common law) of any Governmental Authority.

"Lease" means any and all leases, ground leases, subleases, licenses, rights to occupy or use, and other Contracts with respect to, real property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.
"Liabilities" means any and all Indebtedness, liabilities and obligations of any nature, whether known or unknown, whether accrued or fixed, absolute or contingent, matured or unmatured, due or to become due, including those arising under any Law, Action or Governmental Order and those arising under any Contract or any tort based on negligence, strict liability or otherwise.
"Loan Purchase Agreement" shall have the meaning set forth in Section 5.12 hereto.
"Material Adverse Effect" means any event, occurrence, circumstance, fact, development, condition or change that is, or could be reasonably expected to become, individually or in the aggregate, materially adverse to (a) the business, results of operations, condition (financial or otherwise) or assets of (I) in the event of a UP Offshore Purchase (as defined below), UP Offshore and its Subsidiaries taken as a whole or (II) in the event of a River Business Purchase (as defined below), the River Business Subsidiaries taken as a whole or (b) the ability of the Company (in the event of a UP Offshore Purchase) or the River Business Parent Subsidiaries (in the event of a River Business Purchase) to consummate the transactions contemplated hereby on a timely basis, excluding any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:  (i) changes in the global financial, currency or securities markets or general economic or political conditions, (ii) changes or conditions generally affecting the Relevant Industry, (iii) acts of war, sabotage, terrorism or natural disaster, (iv) any actions taken by the Company or any of its Subsidiaries that is required pursuant to this Agreement, (v) the consummation of the transactions contemplated by the Agreement, or (vi) the filing or pendency of the Company's proceedings under Chapter 11, including the Company's inability to pay certain obligations as a result of the filing of such proceedings, or any actions taken in connection with such proceedings that are directed by the Bankruptcy Court or otherwise made in compliance with the Bankruptcy Code to the extent such actions are consistent with the RSA and the Plan of Reorganization; provided, however, that with respect to paragraphs (i), (ii) and (iii) such matter does not have a materially disproportionate effect on (I) in the event of a UP Offshore Purchase, UP Offshore and its Subsidiaries taken as a whole and (II) in the event of a River Business Purchase, the River Business Subsidiaries taken as a whole relative to comparable entities operating in the Relevant Industry; and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a "Material Adverse Effect" has occurred.
"Notes" has the meaning set forth in the Recitals hereto.
"Ocean Business" has the meaning set forth in the RSA.
"Ocean Business Entities" shall mean Mondalva Shipping Inc., Naviera del Sud S.A. and Palmdeal Shipping Inc.

"Ocean Business Hand Over" has the meaning set forth in Exhibit A to the RSA.
"Ocean Management Agreement" means the management agreement between UABL and an entity established by the Supporting Noteholders to receive the equity interests in the Ocean Business (as defined in the RSA) , pursuant to which UABL will provide administrative and technical services for the Ocean Business.
"Offshore Business" means the Offshore Business Subsidiaries and all of their respective assets.
"Offshore Business Subsidiaries" means UP Offshore and all of its Subsidiaries.
"Offshore Restructuring" has the meaning set forth in the Recitals.
"Offshore RSA" has the meaning set forth in the Recitals.
"Organizational Documents" means, (i) with respect to any corporation, its memorandum and articles of association, articles or certificate of incorporation and bylaws or other documents of similar substance; (ii) with respect to any limited liability company, its articles or certificate of organization or formation and its operating agreement or limited liability company agreement or other documents of similar substance; (iii) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or other documents of similar substance; and (iv) with respect to any other entity, documents of similar substance to any of the foregoing.
"Party" shall mean each of the Company and the Purchasers and, solely for the purposes of Section 10.17, each of the Guarantors, and "Parties" shall mean all of them (including the Guarantors for purposes of Section 10.02, Section 10.09, Section 10.11, Section 10.12, Section 10.14 and Section 10.17).
"Permitted Encumbrances" means (a) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings; (b) mechanics', carriers', workers', repairers' and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) liens on leases of real property arising from the provisions of such leases, including, in relation to Leased Real Property (as defined below), any agreements and/or conditions imposed on the issuance of already issued land use permits, zoning, business licenses, use permits or other entitlements of various types issued by any Governmental Authority, necessary or beneficial to the continued use and occupancy of such Leased Real Property or the continuation of the business conducted by the Company or any of its Subsidiaries, and that do not materially and adversely affect, impair or interfere, individually or in the aggregate, with the use of any property affected thereby; (d) deposits to secure the performance of bids, contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business and consistent with past practices of the Company or any of its Subsidiaries and prevailing industry standards; (e) zoning regulations and restrictive covenants and easements of record that do not detract in any material respect from the value of the Leased Real Property and do not materially and adversely affect, impair or interfere, individually or in the aggregate, with the use of any property affected thereby; (f) any Encumbrances securing Indebtedness disclosed in Sections 3.15(a) or (b) of the Disclosure Schedule; (g) Encumbrances for crews' wages (including the wages of a master and the wages of stevedores employed directly by a Vessel) and pledges or deposits under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business; (h) Encumbrances imposed by law or that arise by operation of law, for sums that are not yet due, are being contested in good faith by appropriate proceedings or are fully insured (other than customary deductibles) or other Encumbrances arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (i) Encumbrances in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; (j) Encumbrances securing such Person's reimbursement obligations in connection with letters of credit issued for the account of such Person in connection with the establishment of the financial responsibility thereof under Title 33 Code of Federal Regulations Part 138; (k) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Encumbrances incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (l) liens securing hedging obligations so long as such hedging obligations relate to Indebtedness that is secured by an Encumbrance on the same property securing such hedging obligations; (m) any Encumbrance which arises in favor of an unpaid seller in respect of goods, plant or equipment sold and delivered to the Company or its Subsidiaries in the ordinary course of business until payment of the purchase price for such goods or plant or equipment or any other goods, plant or equipment previously sold and delivered by that seller (except to the extent that such Encumbrance secures Indebtedness or arises otherwise than due to deferment of payment of purchase price); (n) any Encumbrance or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof; (o) Encumbrances to secure any refinancing (or successive refinancings) or replacement as a whole, or in part, of any Indebtedness secured by any Encumbrances referred to in the foregoing clause (f); provided, however, that (x) such new Encumbrance shall be limited to all or part of the same property that secured the original Encumbrance (plus improvements to or on such property), (y) the Indebtedness secured by such Encumbrance at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, the committed amount of the Indebtedness described under clause (f) at the time the original Encumbrance became a Permitted Encumbrance and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing and (z) such Encumbrance need not be incurred at the same time the original

Encumbrance is released; (p) charters, leases or subleases granted to others in the ordinary course of business that do not materially interfere with the ordinary course of business of such Person and its Subsidiaries, taken as a whole; (q) Encumbrances in favor of the Company or any Subsidiary; (r) Encumbrances in favor of customers and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; (s) Encumbrances for salvage and general average; and (t) the liens, encumbrances and restrictions listed on Schedule 1.01(b). For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.
"Person" means any individual, partnership, firm, corporation, joint venture, limited liability company, association, trust, unincorporated organization, labor union, governmental agency or other entity.
"Prepack Petition" has the meaning set forth in the Recitals hereto.
"Purchaser" shall mean Sparrow River and, in the event of a UP Offshore Purchase, Sparrow Offshore, and "Purchasers" shall mean Sparrow River and Sparrow Offshore together (for the avoidance of doubt, the term "Purchasers" shall include Sparrow Offshore only in the event of a UP Offshore Purchase).
"Purchase Price Bank Account" means the bank account to be designated by the Company and/or River Business Parent Subsidiaries, as applicable in a written notice to the Purchasers at least five (5) Business Days before the Closing.
"Receivables" means any and all accounts receivable, notes and other amounts receivable from third parties, including customers and employees, arising from any conduct related to the Business before the Closing, whether or not in the ordinary course of business, together with any unpaid financing charges accrued thereon; provided, however, that for current assets it shall mean exclusively all trade receivables net of any allowance for doubtful accounts, discounts, recalls and returned inventory and other accounts receivable determined on a consolidated basis in accordance with GAAP.
 "Registered" means, when used in connection with Intellectual Property matters, issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
 "Release" means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying and seeping into or upon any land or water or air or otherwise entering into the environment, whether sudden or non-sudden and whether accidental or non-accidental.
"Relevant Industry" means the industry in which the Company and its Subsidiaries operate the River Business.
"Remedial Action" means any action required to eliminate or reduce Hazardous Materials or contaminants to a level which is safe for health, the environment or required to avoid its dispersion pursuant to any applicable Environmental Law, including any required site investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance or monitoring.
"Restructuring" has the meaning set forth in the Recitals hereto.
"River Business" means all the River Business Subsidiaries and all their respective assets including without limitation, equity in their respective subsidiaries (if any), vessels (including without limitation barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property.
"River Business Parent Subsidiaries" shall have the meaning set forth in the Preamble hereto.
"River Business Subsidiaries" means all of the Company's Subsidiaries set forth on Schedule 1.01(c).
"River Restructuring" has the meaning set forth in the Recitals hereto.
"RSA" has the meaning set forth in the Recitals hereto.
"Subsidiary" means, with respect to any Person, any other entity in which such Person, directly or indirectly, owns greater than 50% of the equity interests thereof or has the power to elect or direct the election of greater than 50% of the members of the governing body of such entity, or otherwise has control over such entity and is or should be treated as a consolidated subsidiary under GAAP.
"Supporting Creditors" has the meaning set forth in the RSA.
"Tax" or "Taxes" means all taxes, assessments, charges, duties, fees, levies or other governmental charges including all state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies, estimated taxes, deficiency assessments, additions to tax, adjustments for inflation, penalties and interest or other governmental charges of any kind whatsoever imposed by any Governmental Authority (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return).
"Tax Returns" means any and all returns, statements, notices, reports, claims for return and forms (including elections, declarations, amendments, schedules, estimates, information returns) required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, including any returns that are required to be filed by the Company or any of its Subsidiaries when the same hold, directly or indirectly, an interest in a corporate entity deemed transparent for Tax purposes.
"Transaction Documents" means the collective reference to this Agreement, any other agreements entered into in connection with the transactions contemplated hereby and thereby, the RSA and the Loan Purchase Agreement.

"Transition Services Agreement" means an agreement between the Parent and Sparrow River whereby the Parent agrees to provide the services stated therein to the River Business Parent Subsidiaries, in a form agreed to between the Parent and Sparrow River.
"UABL" means UABL S.A., an entity organized in Argentina.
"UP Offshore" means UP Offshore (Bahamas) Ltd., an entity organized in the Bahamas.
"Vessels" mean all Vessels owned by the River Business Subsidiaries set forth on Schedule 3.26(a).
Section 1.02  Definitions.  In addition to the terms defined in Section 1.01, the following defined terms have the meanings set forth in the locations identified below:
Defined Terms	Location
"Agreement"	Preamble
"Bankruptcy and Equity Exception"	3.01(b)
"Bankruptcy Code"	Recitals
"Board of Directors"	3.01(b)
"Business"	Recitals
"Cap"	8.04(b)
"Claim Notice"	8.05(a)
"Claims Made Policies"	5.07
"Closing"	2.03
"Closing Date"	2.03
"Company"	Preamble
"Company Indemnified Party"	8.03
"Company Real Property Leases"	3.10(b)
"Company Reports"	3.04(c)
"Company Shares"	3.02(a)
"Deductible"	8.04(a)
"Disinterested Directors"	3.30
"Exchange Act"	3.04(c)
"Expiration Date"	10.17(c)
"Fairness Opinion"	3.30
"Financial Statements"	3.04(a)
"Fundamental Representations"	8.01
"Fund III Guarantor"	Preamble
"Fund IV Guarantor"	Preamble
"Guaranteed Obligation"	10.17(a)
"Guarantors"	Preamble
"Guaranty"	10.17(a)
"Investment"	Recitals
"Leased Real Property"	3.10(b)
"Loss" or "Losses"	8.02

"Massena"	Preamble
"Material Contracts"	3.16(a)
"New Cornamusa Shares"	2.01(b)
"New River Company Shares"	2.01(b)
"Occurrence Basis Policies"	5.07(b)
"Owned Real Property"	3.10(a)
"Permit"	3.08(b)
"Plan of Reorganization"	Recitals
"Princely"	Preamble
"Purchase Price"	2.02
"Purchasers"	Preamble
"Purchaser Indemnified Party"	8.02
"Regulatory Agreement"	3.07(b)
"Restructuring"	Recitals
"River Business Parent Subsidiaries	Preamble
"River Business Purchase"	2.01(b)
"River Business Purchase Price"	2.01(b)
"River Parent Shares"	3.02(a)
"RSA"	Recitals
"SEC"	3.02(a)
"Securities Act"	3.04(b)
"Subsidiary Shares"	3.02(b)
"Termination Date"	9.01(a)
"Third Party Claim"	8.05(a)
"Threshold"	8.04(a)
"UPB"	Preamble
"UP Offshore Purchase"	2.01(a)
"UP Offshore Purchase Price"	2.01(a)
"UP Offshore Shares"	2.01(a)
"UPRH"	Preamble
"UPRT"	Preamble
"Vessels"	3.26(a)
"2016 Annual Report"	3.02(a)

Section 1.03  Interpretation and Rules of Construction.  (a) In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(i)  when a reference is made in this Agreement to an Article, Section, Annex, Schedule or Exhibit, such reference is to an Article or Section of, or an Annex, Schedule or Exhibit to, this Agreement;
(ii)  the table of contents and headings for this Agreement are for reference purposes only and do not in any way affect the meaning or interpretation of this Agreement;

(iii)  whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";
(iv)  the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(v)  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
(vi)  the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(vii)  each gender-specific term used in this Agreement has a comparable meaning whether used in a masculine, feminine or gender-neutral form;
(viii)  references to a Person are also to its successors and permitted assigns;
(ix)  all references to the Purchasers, the Company and its Subsidiaries and their respective Affiliates shall include each of their respective successors;
(x)  if the date on which any action is required to be taken is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;
(xi)  any reference in this Agreement to a Law means such Laws as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; and
(xii)  unless otherwise stated, all accounting terms used and not defined in this Agreement have the respective meanings, if any, given to them under GAAP.
(b)  The Parties have participated jointly in the negotiation and drafting of this Agreement with sophisticated legal counsel.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.
(c)  The disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each other Section of the Disclosure Schedule to which the relevance and applicability of such disclosures are readily apparent on the face of such disclosures, upon a reading of such disclosures without any independent knowledge or further inquiry on the part of the reader regarding the matter disclosed (it being understood that the reader of such disclosures will not be deemed to know information about the disclosed matter beyond what is disclosed on the face of such disclosures).  Notwithstanding the foregoing, the parties understand and agree that none of the disclosures in any Section of the Disclosure Schedule will be deemed disclosed as an exception to any of the Company's representations and warranties relating to (i) tax or labor matters in respect of any executive employment agreement or consulting agreement or (ii) the interpretation of the application of tax treaties.  No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement.  Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.
ARTICLE II
 PURCHASE AND SALE
Section 2.01  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement:
(a)  If, pursuant to an agreement satisfactory to the Company and Sparrow and Sparrow Offshore, the Offshore Lenders have agreed to the Offshore Restructuring and the release of any guaranty or other claims they may hold against the Company and its Subsidiaries prior to the close of solicitation  of the Plan, at the Closing the Company will sell to Sparrow Offshore, and Sparrow Offshore will purchase from the Company for $2.5 million in cash (the "Offshore Purchase Price") 45,000,000 shares of common shares of  (the "UP Offshore Shares") of UP Offshore ), representing 100% of the issued and outstanding capital stock of UP Offshore free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the Indenture Trustee (as defined in the RSA), the IFC Lender (as defined in the RSA), the OFID Lender (as defined in the RSA) and the Security Trustees (as defined in the RSA), the Offshore Lenders and of any other claims, interests (including equity interests), liens and encumbrances (the "UP Offshore Purchase").
(b)  At the Closing the River Business Parent Subsidiaries will issue and sell to Sparrow River and Sparrow River will purchase from the River Business Parent Subsidiaries for $73.0 million in cash (the "River Business Purchase Price") the shares of common stock of the River Business Parent Subsidiaries set forth on Schedule 2.01(b) hereto (the "New River Company Shares") (which New River Company Shares will represent 100% of the issued and outstanding capital stock of the River Business Parent Subsidiaries), free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the Indenture Trustee, the IFC Lender, the OFID Lender and, the Security Trustees and the Offshore Lenders, and of any other claims, interests, liens and encumbrances (the "River Business Purchase"). In the event of that the Offshore Lenders have not agreed to the Offshore Restructuring and the release of their guaranty or other claims they may hold against the Company or the Subsidiaries prior to the close of solicitation of the Plan, in connection with the River Business Purchase at the Closing all existing shares of Corporacion de Navegacion Mundial S.A. ("Cornamusa") shall be cancelled and new shares of common stock of Cornamusa shall be issued to Princely or another designee of Sparrow River (the "New Cornamusa Shares").
Section 2.02  Purchase Price.  References to "Purchase Price" herein shall mean the River Business Purchase Price and, if the Offshore Lenders have agreed to the Offshore Restructuring, the Offshore Business Purchase Price.

Section 2.03  Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Investment contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York, at 10:00 a.m. New York time on the third (3rd) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Article VII (other than conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions); or at such other place or at such other time or on such other date as the Purchasers and the Company may mutually agree upon in writing (the day on which the Closing takes place being the "Closing Date").
Section 2.04  Closing Deliveries by the Company.  At or prior to the Closing, the Company shall deliver or cause to be delivered to the Purchasers:
(a)  stock certificates representing the UP Offshore Shares (in the event of the UP Offshore Purchase), the New River Company Shares and, if applicable, the New Cornamusa , in each event, duly issued in the name of the Sparrow Offshore (in the event of a UP Offshore Purchase) or Sparrow River (with respect to the New River Company Shares and, if applicable, the New Cornamusa Shares),  or its designee (if applicable) and any other documents that are necessary to grant to the applicable Purchaser or such designee good and marketable title to the UP Offshore Shares the New River Company Shares and the New Cornamusa Shares, as the case may be (subject to restrictions under applicable securities Laws) free and clear of any Encumbrances;
(b)  a receipt for the amount received by the Company pursuant to Section 2.05(b);
(c)  the certificate referenced in Section 7.02(a)(iv);
(d)  the legal opinion referenced in Section 7.02(g); and
(e)  all other documentation required to be delivered by the Company pursuant to this Agreement.
Section 2.05  Closing Deliveries by the Purchasers.  At the Closing, the Sparrow River, and in the event of a UP Offshore Purchase, Sparrow Offshore, shall deliver or cause to be delivered to the Company:
(a)  the certificate referenced in Section 7.01(a)(iv);
(b)  an amount equal to the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account; and
(c)  all other documentation required to be delivered by the Purchasers pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
 AND THE RIVER BUSINESS PARENT SUBSIDIARIES
The Company and the River Business Parent Subsidiaries jointly and severally hereby represent and warrant to the Purchasers, subject to information contained in the Company's most recent annual and quarterly reports filed with the SEC prior to the date of this Agreement and publicly available (excluding any risk factor disclosures contained in such documents under the heading "Risk Factors" and any disclosure of risks included in any "forward-looking statements" disclaimer or other statements that are similarly non-specific or are predictive or forward-looking in nature) and such exceptions as may be disclosed in the Disclosure Schedule, to the extent referring to a particular representation and warranty, as follows:
Section 3.01  Organization, Qualification and Authority.
(a)  The Company and each of its River Business Subsidiaries and Offshore Business Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified to do business as foreign corporation, partnership or limited liability company in good standing to conduct business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary except where the failure to be qualified would not have a Material Adverse Effect.  A true, correct and complete copy of the Organizational Documents of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has been furnished or made available to the Purchasers, and none of the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries is in violation of any of the provisions of its Organizational Documents.  The Company, the Offshore Business Subsidiaries and each of its River Business Subsidiaries, their respective jurisdictions of incorporation or organization and their respective jurisdictions where they are qualified to do business are set forth on Section 3.01 of the Disclosure Schedule.
(b)  Each of the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries have all necessary power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by each of the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries of this Agreement and each of the other Transaction Documents to which such entity is a party, the performance by the Company, the Offshore Business Subsidiaries and each of the River Business Parent Subsidiaries of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by the board of directors of the Company (the "Board of Directors") and the boards of directors of each Offshore Business Subsidiary and River Business Parent Subsidiary.  This Agreement has been, and upon the execution of each of the other Transaction Documents to which it is a party shall have been, duly executed and delivered by the Company and each of the Offshore Business Subsidiaries and the

River Business Parent Subsidiaries, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes, and upon the execution of each of the other Transaction Documents to which it is a party shall constitute, the legal, valid and binding obligations of the Company and each of the Offshore Business Subsidiaries and the River Business Parent Subsidiaries, enforceable against each of the Company and the River Business Parent Subsidiaries, in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors' rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the "Bankruptcy and Equity Exception").  No other corporate proceedings are necessary for the execution and delivery by each of the Company and the River Business Parent Subsidiaries of this Agreement, the performance by it of its obligations hereunder or the consummation by such entity of the transactions contemplated hereby.
Section 3.02  Capitalization.
(a)  The authorized capital stock of the Company (the "Company Shares") and the issued and outstanding shares of capital stock (or other Equity Interests) of the Company are as set forth in the Company's latest annual report filed with the Securities and Exchange Commission ("SEC") on April 18, 2016 (the "2016 Annual Report").  The authorized capital stock of UP Offshore, Cornamusa and each of the River Business Parent Subsidiaries and the issued outstanding shares of capital stock of each such entity (collectively, the "River Parent Shares") is set forth in Schedule 3.02(a) hereto.  All of the issued and outstanding Company Shares, the UP Offshore Shares, the shares of Cornamusa and the River Parent Shares have been duly authorized and validly issued and acquired and are fully paid and non-assessable and were not issued or acquired in violation of any right of first refusal, purchase option, call option, subscription right, preemptive right or any similar right.  There are no options, rights of first refusal, warrants, convertible securities, shareholder agreements, voting agreements, buy-sell agreements or other rights, agreements, arrangements or commitments by the Company, UP Offshore, Cornamusa or its River Parent Subsidiaries or, to the actual knowledge of the Company, any other Person holding 5% or more of the issued and outstanding capital stock of the Company, relating to the Company Shares, UP Offshore Shares, the shares of Cornamusa or River Parent Shares or obligating the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary, as applicable, to issue or sell any shares of capital stock of, or any other Equity Interests in the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary, as applicable.  Except as set forth in Section 3.02(a) of the Disclosure Schedule, no shares of capital stock or other Equity Interests of the Company, UP Offshore, Cornamusa or River Business Parent Subsidiary are reserved for issuance under other securities issued by the Company or any of its Subsidiaries.  The Plan of Reorganization provides that (a) in the event of a UP Offshore Purchase, (i) the UP Offshore Shares will constitute the sole issued and outstanding shares of capital stock of UP Offshore at the Closing and (ii) the UP Offshore Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable and (b) all existing shares in the River Business Parent Subsidiaries will be cancelled and no longer outstanding, (ii) the New River Company Shares will constitute the sole issued and outstanding shares of capital stock of the River Business Parent Subsidiaries at the Closing and (iii) the New River Company Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable, and (c) in the event of that the Offshore Lenders have not agreed to the Offshore Restructuring and the release of their guaranty or other claims they may hold against the Company or the Subsidiaries prior to the close of solicitation of the Plan, all existing shares in Cornamusa will be cancelled and no longer outstanding, (ii) the New Cornamusa Shares will constitute the sole issued and outstanding shares of capital stock of Cornamusa at the Closing and (iii) the New Cornamusa Shares will be duly authorized and validly issued and acquired and will be fully paid and non-assessable.
(b)  Section 3.02(b) of the Disclosure Schedule sets forth the issued and outstanding shares of capital stock (or other Equity Interests) of the Offshore Business Subsidiaries and the River Business Subsidiaries (the "Subsidiary Shares") and the current beneficial ownership of such Subsidiary Shares.  All of the issued and outstanding Subsidiary Shares (i) are owned of record or beneficially, directly or indirectly, as set forth in Section 3.02(b) of the Disclosure Schedule and, to the extent owned by the Company or one of its Subsidiaries, are free and clear of all Encumbrances other than Permitted Encumbrances set forth on Section 1.01(b) of the Disclosure Schedule and (ii) have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any right of first refusal, purchase option, call option, subscription right, preemptive right or any similar right under (w) applicable Law, (x) any Organizational Documents of the Company, any Offshore Subsidiary or any River Business Subsidiary, as applicable, (y) any agreement, arrangement or commitment by the Company, any Offshore Subsidiary or any River Business Subsidiary, as applicable or, (z) to the Knowledge of the Company, under any other agreements, arrangements or commitments.  There are no options, rights of first refusal, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the River Business Subsidiary or any Offshore Business Subsidiary Shares or the Offshore Business Subsidiary Shares.  No shares of capital stock or other Equity Interests of any River Business Subsidiary are reserved for issuance under other securities issued by the Company or any of its Subsidiaries.
Section 3.03  No Conflicts; Consents.  The execution, delivery and performance of this Agreement by the Company, the Offshore Business Subsidiaries and the River Business Parent Subsidiaries and each of the other Transaction Documents to which the Company, the Offshore Business Subsidiaries or the Business Parent Subsidiaries is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (a) violate, conflict with or result in the breach of, the Organizational Documents of the Company or any of its Subsidiaries, (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company or any of its Subsidiaries, or (c) except as set forth in Section 3.03 of the Disclosure Schedule, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound, except, in the case of clauses (b) or (c), as would not result in a Material Adverse Effect.  Except as set forth in Section 3.03 of the Disclosure Schedule, no consent, approval, Permit (as defined below), Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and each other agreement to be executed and delivered by the Company in connection herewith and the consummation of the transactions contemplated hereby and thereby.

Section 3.04  Financial Information; Reports.
(a)  Each of the consolidated balance sheets of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flows, together with the notes thereto (including (i) the audited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flow as of and for the twelve month period ending December 31, 2015 and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of operations, changes in equity and cash flow as of and for the six month period ending June 30, 2016) (collectively, the "Financial Statements") included in any Company Report (as defined below) filed with the SEC prior to the date of this Agreement, (i) have been prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries, (ii) complied as to form, as of their respective date of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (iii) have been prepared in accordance with GAAP applied on a consistent basis during the period involved and (iv) present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates set forth therein and the consolidated results of operations, changes in equity and cash flows of the Company and its Subsidiaries for the periods stated therein, subject, in the case of any unaudited financial statements, to normal recurring year-end audit adjustments and, consistent with GAAP for interim periods, do not contain any notes.
(b)  The Company's auditors have performed a review of the Company's Financial Statement set forth in Section 3.04(a)(ii) of this Agreement.
(c)  Since December 31, 2013, the Company and each of its Subsidiaries has timely filed all material reports, registrations, documents, filings, statements and submissions, together with any required amendments thereto, that it was required to file with the SEC (the foregoing, collectively, the "Company Reports") and has paid all fees and assessments due and payable to the SEC in connection therewith.  As of their respective dates, the Company Reports complied in all material respects with the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the case may be.  There are no outstanding comments from the SEC with respect to any Company Report.  No Company Report, as of its date or if amended prior to the date of this Agreement, as of the date of such amendment, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made in it, in light of the circumstances under which they were made, not misleading and each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, and the Exchange Act.  No executive officer of the Company or any of its Subsidiaries has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.
(d)  The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom).  The Company (i) has implemented and maintains such disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Law to ensure that material information relating to the Company, including the consolidated Subsidiaries of the Company, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company's outside auditors and the audit committee of the Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.  Since December 31, 2013, (x) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (y) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or executive officer of the Company.
(e)  The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it.  The Company has not received any complaints made under any whistleblower policy of the Company (including any such policy required by the Sarbanes-Oxley Act of 2002) and has no Knowledge of any such complaints being made to the audit committee of the Company.
Section 3.05  Undisclosed Liabilities.  None of the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries has any material Liabilities required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, other than, (a) Liabilities reflected or reserved against in the Financial Statements, (b) Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than may arise out of the Actions and threatened Actions disclosed on Section 3.07 of the Disclosure Schedule, and (c) Liabilities set forth in Section 3.05 of the Disclosure Schedule.
Section 3.06  Conduct in the Ordinary Course.  Since the Balance Sheet Date, (i) the Company and its Subsidiaries have operated their respective businesses only in the ordinary course of business consistent with past practice, (ii) neither the Company nor its Subsidiaries have suffered any Material Adverse Effect, and (iii) except as set forth in Section 3.06 of the Disclosure Schedule, neither the Company nor its Subsidiaries have:

(a)  declared, set aside or paid any dividends on or made any other distribution in respect of any of its capital stock, decreed or made any capital reductions, capital amortizations, or stock redemptions other than intercompany dividends and distribution between or among the Company and/or any of its non-River Business Subsidiaries;
(b)  split, combined or reclassified any of its capital stock or issued or authorized or proposed the issuance of any securities in respect of, in lieu of, or in substitution for shares of its capital stock, or repurchased, redeemed or otherwise acquired any shares of its capital stock;
(c)  except as specifically provided for in the RSA, issued, delivered, pledged, encumbered, sold or transferred, or proposed the issuance, delivery, pledge, encumbrance, sale or transfer of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities or proposed any change in its equity capitalization;
(d)  except as specifically provided for in the RSA, sold, transferred, leased, licensed, pledged, encumbered, mortgaged or otherwise disposed of tangible or intangible assets (other than in the ordinary course of business consistent with past practices, including, but not limited to, for the avoidance of doubt, the sales of barges constructed by the Company or its Subsidiaries and the financing, refinancing or replacement of Indebtedness and other than Permitted Encumbrances) with an aggregate fair market value in one transaction or a series of transactions in excess of $2,000,000 in the aggregate;
(e)  acquired or agreed to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than mergers, consolidations or amalgamations of Subsidiaries with other Subsidiaries;
(f)  made any capital expenditure or commitment for any capital expenditure in excess of $2,000,000 in the aggregate;
(g)  incurred, assumed or created any Indebtedness in excess of $1,000,000;
(h)  made any loan to, guaranteed any Indebtedness of, or otherwise assumed or incurred any Indebtedness in excess of $1,000,000 on behalf of, or made any investment in, any Person, or prepaid any Indebtedness (other than any interest payments made thereunder in the ordinary course of business in amounts consistent with past practice);
(i)  made any material customer advances;
(j)  (i) granted any material increase, or announced any material increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by either the Company or any of its Subsidiaries to any of its employees, including any increase or change pursuant to any Employee Benefit Plan or (ii) established or increased or promised to increase any benefits under any Employee Benefit Plan, in either case except (A) as required by Law or any collective bargaining agreement and/or (B) involving increases in wages or salaries for employees other than the four highest paid individuals (including the Chief Executive Officer) in the ordinary course of business consistent with past practices of the Company and its Subsidiaries and/or (C) as disclosed in employment agreements previously made available to the Purchasers;
(k)  (i) entered into any agreement, arrangement or transaction with any of its directors, officers, stockholders or four highest paid individuals (or with any relative, beneficiary, spouse or Affiliate of such Persons), including any change of control or severance agreement or (ii) other than in the ordinary course of business, entered into any agreement, arrangement or transaction with any of its other employees (or with any relative, beneficiary, spouse or Affiliate of such Persons), including any change of control or severance agreement;
(l)  made any contribution to any Employee Benefit Plan or change in the manner of any contribution made to any Employee Benefit Plan, other than for required contributions in accordance with the terms of such Employee Benefit Plan;
(m)  adopted or materially amended any Employee Benefit Plan;
(n)  written down or written up (or failed to write down or write up in accordance with GAAP) the value of any Receivables or revalued any of the assets other than in the ordinary course of business consistent with past practices and in accordance with GAAP;
(o)  made any change in any method of accounting or accounting practice or policy used by the Company or any of its Subsidiaries, other than such changes required by GAAP;
(p)  made any Tax election or settled and/or compromised any Tax liability; prepared any Tax Returns in a manner which is inconsistent with the past practices of the Company or any of its Subsidiaries, as applicable, with respect to the treatment of items on such Tax Returns; incurred any material liability for Taxes other than in the ordinary course of business, or filed an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of the Company or any of its Subsidiaries;
(q)  amended the Organizational Documents of the Company or any of its River Business Subsidiaries other than as required or contemplated by this Agreement or the Restructuring and except for amendments previously provided to the Purchasers;
(r)  taken any action to reorganize, liquidate or dissolve the Company or any of its River Business Subsidiaries that own vessels or any other material assets;
(s)  settled, released or forgiven any material Action involving amounts in excess of $2,000,000 in the aggregate or waived any material right with respect thereto;
(t)  entered into, amended, renegotiated, terminated (other than by completion thereof) or waived any material right under, any Material Contract (as defined below) involving amounts in excess of $2,000,000 in the aggregate, except in the ordinary course of business consistent with past practice;

(u)  other than as required or contemplated hereby entered into any agreement or understanding or arrangement with respect to the voting or registration of the securities of the Company or any of its River Business Subsidiaries; or
(v)  agreed or otherwise committed to take any of the foregoing actions.
Section 3.07  Litigation.
(a)  Except as set forth in the 2016 Annual Report, there is no Action by or against the Company or any of its River Business Subsidiaries pending or, to the Company's Knowledge, threatened, by or against the Company or any of its River Business Subsidiaries before any Governmental Authority that has had or would reasonably be expected to have a Material Adverse Effect.
(b)  The Company has not been a recipient of any written communication from, nor has it adopted any resolutions at the request of, any Governmental Authority that restricts in any material respect the conduct of the Business or that in any material manner relates to their ability to operate the Business (each, a "Regulatory Agreement"), nor have any of its River Business Subsidiaries been advised by any Governmental Authority that it is considering issuing or requesting any such Regulatory Agreement that would reasonably be expected to have a Material Adverse Effect.
Section 3.08  Compliance with Laws; Permits.
(a)  The Company and each of its River Business Subsidiaries has conducted and continues to conduct its respective business in all material respects in accordance with all Laws and Governmental Orders to which it is subject and, to the Company's Knowledge, neither the Company nor any of its River Business Subsidiaries is in material violation in any respect of any such Law or Governmental Order.
(b)  Except as set forth in the 2016 Annual Report, the Company and each of its River Business Subsidiaries is in possession of all material and relevant licenses, permits, waivers, franchises, orders, concessions, registrations, authorizations and approvals issued by any Governmental Authority (each, a "Permit") which are currently necessary in any material respect for it to conduct the Business as now or as previously conducted or for the ownership and use of its assets.  Each such Permit is valid, current, unextended and in full force and effect and neither the Company nor any of its River Business Subsidiaries is in default of any such Permit.  None of such Permits will be materially adversely affected by the consummation of the transactions contemplated hereby.
(c)  The Company and each of its River Business Subsidiaries (if applicable) has timely filed all material reports, registrations and statements, together with any amendments required to be made under applicable Law and has paid all fees and assessments due and payable in connection therewith.  Except as set forth in the 2016 Annual Report and except for normal examinations conducted by any Governmental Authority in the regular course of business of the Company and each of its River Business Subsidiaries, to the

Company's Knowledge, no Governmental Authority has initiated any proceeding or investigation into their business or operations that would reasonably be expected to have a Material Adverse Effect.  To the Company's Knowledge, except as set forth in the 2016 Annual Report, there is no unresolved violation of any Law or Governmental Order, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of the Company or its River Business Subsidiaries.
Section 3.09  Intellectual Property.
(a)  Section 3.09 of the Disclosure Schedule sets forth a true and complete list of all Registered Company Intellectual Property.
(b)  To the Knowledge of the Company, the use of the Company Intellectual Property by the Company, the Offshore Business Subsidiaries and its River Business Subsidiaries as currently conducted does not infringe in any material respect any valid, enforceable and unexpired Intellectual Property of any other Person and there is no Action initiated by any other Person pending or, to the Company's Knowledge, threatened, against the Company or any of its River Business Subsidiaries concerning the foregoing.
(c)  With respect to each item of Registered Company Intellectual Property, the Company, the Offshore Business Subsidiaries or one of its River Business Subsidiaries is the owner of the entire right, title and interest in and to each item of such Registered Company Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances), and to the Company's Knowledge, no Person is engaging in any activity that infringes any Company Intellectual Property.
Section 3.10  Real Property.
(a)  Section 3.10(a) of the Disclosure Schedule lists each parcel of real property owned by the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries (the "Owned Real Property").  The Company or River Business Subsidiary, as applicable, has good and marketable title to each parcel of Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.
(b)  Section 3.10(b) of the Disclosure Schedule lists the street address of each parcel of real property leased from a third party by the Company, the Offshore Business Subsidiaries or its River Business Subsidiaries (the "Leased Real Property") pursuant to a Lease ("Company Real Property Leases").  The Company has made available to the Purchasers true and complete copies of the Company Real Property Leases.
Section 3.11  Condition and Sufficiency of Properties.  All property and assets (other than Vessels, which are covered solely by the representations and warranties contained in Section 3.26) owned or utilized by the Company, the Offshore Business Subsidiaries or any of its River Business Subsidiaries (i) are in good operating condition and repair, ordinary wear and tear excepted, (ii) have been maintained consistent with the standards generally followed in the industry and are sufficient to carry on the Business in the manner currently and historically conducted by the Company and its River Business Subsidiaries, and (iii) are sufficient for (a) the Company and its Offshore Business Subsidiaries to continue to conduct the Offshore Business or (b) the River Subsidiaries to conduct the River Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the River Business and the Offshore Business (in the event of a UP Offshore Purchase) as currently conducted.  Section 3.11 of the Disclosure Schedule sets forth a description of assets, employees, real estate owned or leased, software and other intellectual property, contracts, etc. that are part of the Company or its non-River Business Subsidiaries but used by or in connection with the River Business or the Offshore Business, as applicable.
Section 3.12  Employees; Employee Benefit Matters.
(a)  Section 3.12(a) of the Disclosure Schedule lists each Employee Benefit Plan of any River Business Subsidiary and any Offshore Business Subsidiary.  The Company has furnished to the Purchasers a complete and accurate copy of (i) the applicable documentation for each such Employee Benefit Plan, including any trust or other funding arrangements, and (ii) the most recently prepared financial statement, if applicable, in connection with each such Employee Benefit Plan.  Except as provided in applicable Laws, none of the Company, any Offshore Business Subsidiary or any River Business Subsidiary has any commitment (A) to create, incur liability with respect to or cause to exist, any other employee benefit plan, program or arrangement, (B) to enter into any Contract or agreement to provide compensation or benefits to any individual, or (C) to modify, change or terminate any Employee Benefit Plan, other than with respect to a modification, change or termination required by applicable Law.
(b)  Except as set forth in Section 3.12(b) of the Disclosure Schedule, the Company, the Offshore Business Subsidiaries and the River Business Subsidiaries have performed in all material respects all of their respective obligations under all Employee Benefit Plans.  The Company, the Offshore Business Subsidiaries and the River Business Subsidiaries have made appropriate entries as required under GAAP in their financial records and statements for all obligations and liabilities under such Employee Benefit Plans that have accrued but are not due.
(c)  No Action, an adverse determination of which could reasonably be expected to result in a Material Adverse Effect, is pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan (other than claims for benefits in the ordinary course).  All contributions, premiums or payments required to be made by the Company, the Offshore Business Subsidiaries or the River Business Subsidiaries with respect to any Employee Benefit Plan have been made on or before their due dates.
(d)  Except as set forth on Section 3.12(d) of the Disclosure Schedule, none of the execution, delivery or performance of any Transaction Document or the consummation of the transactions contemplated thereby will result in any obligation to pay any Person any severance pay, or termination, retention or other benefits or accelerate the time of payment or result in any material payment or funding of benefits under, or materially increase the amount payable or result in any other obligation pursuant to, any Employee Benefit Plan.
(e)  Except as set forth in Schedule 3.12(e) hereof, none of the River Business Subsidiaries has any liabilities under Employee Benefit Plans of the Company or any non-River Business Subsidiaries, and none of the Offshore Business Subsidiaries has any liabilities in Employee Benefit Plans of the Company or any non-Offshore Business Subsidiaries.

(f)  Except as set forth in Schedule 3.12(f) hereof, none of the River Business employees participates in Employee Benefit Plans of the Company or any of the non-River Business Subsidiaries.
(g)  Except as set forth in Schedule 3.12(g) hereof, none of the Offshore Business employees participates in Employee Benefit Plans of the Company or any of the non-Offshore Business Subsidiaries.
Section 3.13  Labor Matters.  Except as set forth on Section 3.13 of the Disclosure Schedule, there are no collective bargaining or similar agreements to which the Company, any Offshore Business Subsidiary or any River Business Subsidiary is a party or which are otherwise applicable to Persons employed by the Company, any Offshore Business Subsidiary or any River Business Subsidiary.  As of the date hereof, except as set forth on Section 3.13 of the Disclosure Schedule, there are no controversies, strikes, slowdowns or work stoppages pending between the Company, any Offshore Business Subsidiary or any River Business Subsidiary and any of their respective employees that would reasonably be expected to have a Material Adverse Effect.  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries is currently in compliance in all material respects with all applicable Laws relating to the employment of labor, including those related to social security, wages, hours, collective bargaining, consultation notifications and the payment and withholding of Taxes.
Section 3.14  Taxes.  Except as provided in the 2016 Annual Report:
(a)  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has timely filed with the appropriate Governmental Authority all Tax Returns required to be filed by it on or prior to the date hereof.  Such Tax Returns are complete, true and correct in all material respects.
(b)  All Taxes due and payable by or with respect to the income, assets or operations of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries have been timely paid in full. All Taxes not yet due and payable by the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries (or any other corporation merged into or consolidated with the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries) have been properly accrued and adequately disclosed and fully provided for on the books and records of the Company and its Subsidiaries in accordance with GAAP.
(c)  None of the Company, its Offshore Business Subsidiaries nor any of its River Business Subsidiaries has waived any statute of limitations affecting any Tax liability or agreed to any extension of time during which a Tax assessment or deficiency assessment may be made, which waiver or extension is still in effect, nor has been subject to any statutory extension or suspension of the statute of limitations.
(d)  To the Knowledge of the Company, there are no pending Actions, Tax audits or examinations of the Taxes of the Company, its Offshore Business Subsidiaries or any River Business Subsidiary and no such audit is pending.  None of the Company, its Offshore

Business Subsidiaries or any of its River Business Subsidiaries has received any written notices of Tax audits or examinations of Taxes, statements of deficiencies or proposed deficiencies (or similar notices) from any taxing authority which could reasonably be expected to affect the Tax liability of the Company or its River Business Subsidiaries.
(e)  There are no Encumbrances on any of the Company's, Offshore Business Subsidiaries' or River Business Subsidiaries' properties or assets with respect to any unpaid Taxes, and neither the Company nor any of its Subsidiaries has received any notice of assessment by any Tax authority in connection with any Tax Returns and there are no pending Tax examinations of or Tax claims asserted against the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries, except for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside on the applicable Company, Offshore Business Subsidiary or River Business Subsidiary books in accordance with GAAP.
(f)  None of the Company, its Offshore Business Subsidiaries  or its River Business Subsidiaries has ever been included in any "consolidated", "unitary" or "combined" Tax Return.
(g)  All Taxes that the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries are (or were) required by Law to withhold or collect in connection with the amounts paid or distributed to any employee, independent contractor, creditor, shareholder, member or other third party have been duly withheld or collected, and have been timely paid over in full to the proper Governmental Authority whether or not the same are shown to be payable on any Tax Return; provided that, where tax regulations permit it, certain withholdings may have been made by one River Business Subsidiary on behalf of another River Business Subsidiary  or one Offshore Business Subsidiary on behalf of another Offshore Business Subsidiary.
(h)  No claims have ever been made in writing by any Governmental Authority in a jurisdiction where the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries do not file Tax Returns that any of them is or may be subject to the taxing jurisdiction of such Governmental Authority, and to the Knowledge of the Company, no such claim is pending or contemplated.
(i)  None of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has engaged in any activities that may trigger a permanent establishment in any taxing jurisdiction, nor has any income become subject to any foreign controlled corporation rules under any applicable Law.
(j)  There are no tax sharing, allocation, indemnification or similar agreements in effect as between the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries or any predecessor or Affiliate thereof and any other Person under which the Purchasers, the Company any of its Offshore Business Subsidiaries or any of the Company's River Business Subsidiaries could be liable for any Taxes or claims of any party.

(k)  There are no tax rulings, requests for rulings or closing agreements to which the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries or any of their Affiliates is a party that could affect the Company's, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries' liability for Taxes for any period after the Closing Date.  Unless permitted by law and properly accounted for under GAAP, none of the Company or any of its River Business Subsidiaries has taken any action that would have the effect of deferring any material Tax liability for the Company, any of its Offshore Business Subsidiaries or any of its River Business Subsidiaries from any taxable period (or a portion thereof) ending on or before the Closing Date to any taxable period (or a portion thereof) ending after the Closing Date.
(l)  Each of the Company , its Offshore Business Subsidiaries and its River Business Subsidiaries retains all tax, accounting and corporate records as required by Law to support any tax or accounting position, filing or claim that has been made by the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries with respect to Taxes imposed as per applicable Law.
(m)  The Company has made available to the Purchasers true and correct copies of all Tax Returns of the Company and each of its Offshore Business Subsidiaries and River Business Subsidiaries for the three (3) years immediately preceding the date of this of this Agreement.
(n)  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has fully complied with Sections 481(a) or 482 of the Internal Revenue Code of 1986, as amended, and applicable regulations promulgated there under, or any similar provision of foreign, state or local applicable Law.
(o)  None of the Company, its Offshore Business Subsidiaries or any of its River Business Subsidiaries have filed an entity classification election pursuant to U.S. Treasury Regulation § 301.7701-3 (a so-called "check the box" election) for U.S. federal income tax purposes.
Section 3.15  Indebtedness; Guarantees.  The 2016 Annual Report lists all material outstanding Indebtedness of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries and each material agreement pursuant to which the Company, any of its Offshore Business Subsidiaries or any River Business Subsidiary is a guarantor, surety, joint obligor or responsible in any capacity for any Indebtedness, liability or obligation (including debt) of any other Person, except to the extent that such guaranty, surety, joint obligations or responsibility is for the benefit of the River Business Subsidiaries or the Offshore Business Subsidiaries; nor is any third party a guarantor, surety, joint obligor or responsible in any capacity for any Indebtedness, liability or obligation (including debt) of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries.
(a)  Section 3.15(a) of the Disclosure Schedule sets forth a list of (i) all outstanding Indebtedness of the River Business Subsidiaries in excess of $2,000,000 and (ii) all guarantees, sureties or obligations by a River Business Subsidiary of any Indebtedness of the Company or a non-River Business Subsidiary.

(b)  Section 3.15(c) of the Disclosure Schedule sets forth a list of (i) all outstanding Indebtedness of the Offshore Business Subsidiaries in excess of $2,000,000  and (ii) all guarantees, sureties or obligations by an Offshore Business Subsidiary of any Indebtedness of the Company or a non-Offshore Business Subsidiary.
Section 3.16  Material Contracts.
(a)  Section 3.16(a) of the Disclosure Schedule lists each of the following executory Contracts to which any of the Company's River Business Subsidiaries or Offshore Business Subsidiaries is a party or by which the Company or any of its River Business Subsidiaries, its Offshore Business Subsidiaries or its assets are otherwise bound (such Contracts being "Material Contracts"):
(i)  any Contract that provides for the payment or receipt by any River Business Subsidiary or Offshore Business Subsidiary of money, services or property with an annual value in excess of $5,000,000;
(ii)  any Contract under which any River Business Subsidiary or Offshore Business Subsidiary created, incurred, assumed or guaranteed any Indebtedness in excess of $1,000,000;
(iii)  any material Contract that limits or purports to limit the ability of any River Business Subsidiary or Offshore Business Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time or otherwise restricts (other than in the ordinary course of business) the conduct by any River Business Subsidiary or Offshore Business Subsidiary of the Business;
(iv)  any material Contract that imposes confidentiality or standstill obligations on any River Business Subsidiary or Offshore Business Subsidiary, other than confidentiality obligations arising in the ordinary course of business;
(v)  any material Contract that imposes exclusive or other restrictive dealing obligations on the Company, or Offshore Business Subsidiary or any River Business Subsidiary;
(vi)  any currently in force joint venture, partnership, association agreement or similar Contract entered into by any River Business Subsidiary or Offshore Business Subsidiary relating to a material portion of the River Business or Offshore Business;
(vii)  any material Contract between a River Business  Subsidiary or an Offshore Business Subsidiary and any Governmental Authority;
(viii)  any Contract that provides for the assumption of any material Tax, environmental or other Liability of any  River Business Subsidiary or Offshore Business Subsidiary other than in the ordinary course of business or which are not covered by insurance policies of such River Business Subsidiary or Offshore Business Subsidiary;

(ix)  any employment agreements and Contracts with consultants (or similar arrangements) to which any River Business Subsidiary or Offshore Business Subsidiary is a party and which are not cancellable without material penalty or without more than ninety (90) days' notice and which involve the payment of more than $500,000 annually; and
(x)  any Company Real Property Leases of any River Business Subsidiary or Offshore Business Subsidiary; and
(xi)  all Contracts for the sale of Vessels by a River Business Subsidiary or Offshore Business Subsidiary.
(b)   (i) Except as set forth on Section 3.16(b) of the Disclosure Schedule, each Material Contract is valid and binding on the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries, as the case may be, and, to the Knowledge of the Company, the counterparties thereto, and is in full force and effect, (ii) each Material Contract is enforceable against the Company or the Subsidiary of the Company that is a party thereto, except as such enforceability may be limited by the Bankruptcy and Equity Exception, and (iii) the Company, the Offshore Business Subsidiary of the Company or the River Business Subsidiary of the Company that is a party thereto is not in material breach of, or in material default under, any material provision of any Material Contract and, to the Knowledge of the Company, the counterparties thereto are not in material breach of, or in default under, any material provision thereof.  The Company has previously made available to the Purchasers true, complete and correct copies of all written Material Contracts listed on Section 3.16(a) of the Disclosure Schedule.
Section 3.17  Environmental Matters.
(a)  Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Environmental Laws and has obtained and is in compliance in all material respects with the terms and conditions of all applicable Environmental Permits.
(b)  There are no Environmental Claims pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries or their assets or Vessels, which could reasonably be expected to result in a Material Adverse Effect or which are not covered by insurance policies of the Company or its Subsidiaries.
(c)  There have not been any Releases or threatened Releases of Hazardous Materials on, above, in, or about any site or property owned, operated or otherwise under the possession of the Company or any of its Subsidiaries or by any Vessel or other asset, which could result in a material obligation to conduct any Remedial Action pursuant to applicable Environmental Laws or in an Environmental Claim against the Company or any of its Subsidiaries, which could reasonably be expected to result in a Material Adverse Effect or which are not covered by insurance policies of the Company or its Subsidiaries.
Section 3.18  Insurance.

(a)  The Company has made available to the Purchasers true, correct and complete copies of each material insurance policy and bond issued by a third party commercial insurer and covering the Company, any Offshore Business Subsidiary and any River Business Subsidiary or their Vessels or other assets or properties or employees.  Such policies and bonds are in full force and effect (except for insurance policies that have expired under their terms in the ordinary course), all premiums due and payable thereon have been paid and, none of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has received written notice from any insurer or agent of any intent to cancel any such insurance policy or bond.  Each of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries has complied with the terms and provisions of such policies and bonds where the failure to comply with such terms or provisions could result in the termination of, or cessation of cover under, such insurances.  There is no material claim by the Company, any Offshore Business Subsidiary or any River Business Subsidiary pending under any of such policies or bonds as to which coverage has been denied or disputed by the underwriters of such policies or bonds.  None of the Company, its Offshore Business Subsidiaries or its River Business Subsidiaries has received any notice of any failure to pay premiums when due or any similar state of facts which might form the basis for termination of any such insurance.
(b)  Without limiting the foregoing clause (a), to the Knowledge of the Company, each Vessel is insured against:
(i)  usual marine risks customary and appropriate for its operational and trading status; and
(ii)  protection and indemnity risks (including the maximum level for oil pollution liability available from time to time under basic protection and indemnity club entry) in respect of the full tonnage of such Vessel.
Section 3.19  Transactions with Affiliates.  Except as set forth on Section 3.19 of the Disclosure Schedule, no officer, director or Affiliate of the Company or any of its Subsidiaries or immediate family member of any of the foregoing Persons or any Person owning at least 5% of the outstanding share capital of the Company or any of its Subsidiaries is a party to or an express beneficiary of any contract with the Company or any of its Subsidiaries or has any interest in any property used by the Company or any of its Subsidiaries.
Section 3.20  Brokers.  Except as disclosed on Section 3.20 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
Section 3.21  Anti-corruption and Anti-bribery Laws.  Neither the Company nor any of its Subsidiaries nor any director, officer, or, to the Company's Knowledge agent, employee or other Person associated with or acting on behalf of the Company or any of its Subsidiaries, has directly or indirectly (i) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., or any other applicable anti-corruption Law, (ii) given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, Governmental Authority or governmental, administrative or regulatory official or employee or other Person who was, is or may be in a position to help or hinder in any way the Company or any of its Subsidiaries or the Business (or assist in any way in connection with any actual or proposed transaction), (iii) made or agreed to make any illegal gift, contribution, entertainment or other expense or other payment, or reimbursed any illegal gift, contribution, entertainment or other expense or other payment made by any other Person, to any political party, campaign or candidate for federal, state, local or foreign public office or any Governmental Authority or governmental, administrative or regulatory official or employee, or (iv) made or agreed to make any bribe, unrecorded rebate, influence payment, payoff, kickback or other similar unlawful payment.  There have been no false or fictitious entries made in the books or records of the Company or its Subsidiaries relating to any payment prohibited by Law, and neither the Company nor its Subsidiaries has established or maintained any fund for use in making any such payments.
Section 3.22  Personal Property.  Except for such property as has been sold or otherwise disposed of in the ordinary course of business consistent with past practice, each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all tangible personal property and assets reflected in the audited consolidated balance sheet of the Company, its Offshore Business Subsidiaries and its River Business Subsidiaries as of the Balance Sheet Date or tangible personal property and assets acquired after the Balance Sheet Date, in each case, which the Company or any of its Subsidiaries purports to own or lease, as the case may be, free and clear of all Encumbrances, other than Permitted Encumbrances.  All such personal property shall be available to conduct the Business at the Closing in the same manner as conducted prior to the Closing.
Section 3.23  Accounts Receivable.  The Receivables reflected on the Balance Sheet (a) are accounted for as accounts receivable in accordance with GAAP (including the relevant GAAP revenue recognition principles); and (b) have arisen from bona fide transactions entered into by the Company and its Subsidiaries involving the sale of goods or the rendering of services in the ordinary course of the Business consistent with past practice; and (c) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than in the ordinary course of the Business consistent with past practice; and (d) to the Company's Knowledge, are collectible except to the extent of the bad debt reserve on such Balance Sheet.
Section 3.24  General Representation.  All of the representations and warranties in this Article III regarding the Company and its Subsidiaries, without regard to any materiality qualifications contained therein, are true and correct in all respects, except for such inaccuracies as would not individually or in the aggregate have a Material Adverse Effect.
Section 3.25  Foreign Trade and Foreign Exchange Related Matters.  The Company has duly conducted all foreign exchange operations and foreign trade operations pertaining to the Business in all material respects as required by all applicable Laws, and has completed in all material respects all the required forms, filings and registration procedures before the corresponding Governmental Authorities.  The Company has kept in due form all the supporting documents as required by Law, for all the foreign trade and foreign exchange operations conducted and/or informed by the Company, and the required corresponding forms have been signed by the applicable authorized person, as required by Law.
Section 3.26  Vessels; Maritime Matters.
(a)  Section 3.26(a) of the Disclosure Schedule sets forth a list of each vessel  (the "Vessels") owned, leased or operated by River Business Subsidiaries and the Offshore Business Subsidiaries, with an indication of its name, vessel type, owner, flag, official registration number, if applicable, bareboat charter flag and bareboat charter flag registration number, if applicable, and year built.  Each of the owners of the Vessels identified on Section 3.26(a) of the Disclosure Schedule has good and valid title to, or a valid leasehold interest in, such Vessels, free and clear of all Encumbrances (other than Permitted Encumbrances).  Each Vessel that operates in the River Business or Offshore Business is included on Schedule 3.26(a).
(b)  Each of the Vessels (other than those which may be drydocked or out of service in the ordinary course of business) is seaworthy in all material respects.  Each Vessel is equipped with such machinery, engines, instruments, rigging, anchors, chains, cables, tackle, apparel, accessories, equipment, radio installation and navigational equipment, inventory, spare parts and all other appurtenances necessary for the intended operation of such Vessel, whether or not on board, in the ordinary course of business consistent with past practices and prevailing industry standards.
(c)  Except as set forth in Section 3.26(c) of the Disclosure Schedule, each of the Vessels (other than barges) is duly registered in the relevant owner's name under the laws and flag of the country identified as the flag state of the respective Vessel and satisfies the laws, regulations and requirements for its registration under said flag state and operation in the trade in which it performs.
Section 3.27  Status of UP Offshore Shares, New Cornamusa Shares or New River Company Shares.  The UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, as applicable, to be issued pursuant to this Agreement have been duly authorized by all necessary corporate action.  When issued and sold (in the case of the New Cornamusa Shares and the New River Company Shares) or sold and transferred (in the case of the UP Offshore Shares) against receipt of the consideration therefor as provided in this Agreement, such shares will be validly issued, fully paid and nonassessable, will not be subject to preemptive rights of any other shareholders of the Company and shall be free and clear of all Encumbrances and restrictions, except for restrictions on transfer imposed by applicable securities laws.
Section 3.28  Anti-takeover Provisions Not Applicable.  No "moratorium," "control share," "takeover," "business combination," or "interested shareholder" or other similar anti-takeover statute or regulation (including any provision of the Company's Organizational Documents) is applicable to the transactions contemplated by this Agreement or to any of the transactions contemplated hereby, and the Company and the Board of Directors have taken all necessary action, if any, in order to render any such statute, regulation or provision inapplicable to the Purchasers.

Section 3.29  Disclosure.  None of (a) the representations or warranties by the Company in this Agreement, nor (b) any statement contained in the Disclosure Schedules to this Agreement or any certificate furnished or to be furnished to the Purchasers pursuant to Section of this Agreement contains any untrue statement of a material fact, or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.
Section 3.30  Opinion of Financial Advisor; Disinterested Director Approval.  The disinterested directors of the Company (the "Disinterested Directors") have received the opinion of Stifel, Nicolaus & Company, Incorporated, dated November 7, 2016, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Purchase Price to be received by the Company in the transactions contemplated by this Agreement is fair from a financial point of view to the Company (the "Fairness Opinion").  The Disinterested Directors have approved this Agreement and the transactions contemplated hereby in accordance with the Memorandum and Articles of Association of the Company.
Section 3.31  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of the Purchasers acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or the Business or with respect to any other information provided to the Purchasers in connection with the transactions contemplated by this Agreement.  Except for the representations and warranties contained in this Article III as expressly provided for herein, and except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to the Purchasers or any other Person resulting from the distribution to the Purchasers, or the Purchasers' use of, any such information, including any information, documents, projections, forward looking statements, forecasts or other material made available to the Purchasers in any "data rooms" or management presentations or in any other form in expectation of, or in connection with, the transactions contemplated by this Agreement.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASERS
Each of the Purchasers hereby represents and warrants to the Company as follows:
Section 4.01  Organization and Authority of the Purchaser.  The Purchaser is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it was organized and has all necessary power and authority to enter into this Agreement and each of the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser.  This Agreement has been, and upon the execution of each of the other Transaction Documents to which it is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes, and upon the execution of each of the other Transaction Documents to which it is a party shall constitute, the legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the effects of the Bankruptcy and Equity Exception.
Section 4.02  No Conflicts; Consents.  The execution, delivery and performance by the Purchaser of this Agreement and each of the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, does not and will not (a) violate, conflict with or result in the breach of any provision of the Purchaser's Organizational Documents, (b) conflict in any material respect with or violate in any material respect any material Law or material Governmental Order applicable to the Purchaser, or (c) require the consent, notice or other action by any Person under, conflict with, result in any breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which the Purchaser is a party or by which the Purchaser is otherwise bound, except, in the case of clause (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by this Agreement and to each other Transaction Document to which it is a party.  Except as set forth in Section 4.02 of the Disclosure Schedule, no consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and each other agreement to be executed and delivered by the Purchaser in connection herewith and the consummation of the transactions contemplated hereby and thereby.
Section 4.03  Litigation.  No Action by or against the Purchaser is pending or, to the Knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, the other Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby.
Section 4.04  Sufficiency of Funds.  The Purchaser is indirectly owned by two private equity funds, which have unfunded capital commitments or other resources in the aggregate sufficient to pay the Purchase Price.  At the Closing, the Purchaser will have sufficient cash on hand provided by such private equity funds or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.
ARTICLE V
 ADDITIONAL AGREEMENTS
Section 5.01  Conduct of Business Prior to the Closing.  The Company covenants and agrees that, without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, delayed or conditioned) or approval of the Bankruptcy Court (provided such approval is consistent with the RSA and the Plan of Reorganization and does not negatively affect the Purchasers, the Offshore Business or the River Business), except as described in Section 5.01 of the Disclosure Schedule, required by applicable Law or contemplated (including but not limited to the consummation of the Restructuring set forth in the RSA and the filing and approval of the Plan of Reorganization, permitted or required by this Agreement, between the date of this Agreement and the Closing, it will use its commercially reasonable efforts to, and shall cause its Subsidiaries and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (a) conduct its business in the ordinary course in all material respects, (b) maintain and preserve the business and assets of the Company in customary repair, order and condition, reasonable wear and tear excepted, (c) use its commercially reasonable efforts to preserve intact, in all material respects, the business organization of the Company and its Subsidiaries,(d) use its commercially reasonable efforts to preserve the goodwill associated with the Company and its Subsidiaries, including preserving their respective relationships with material customers and suppliers, and (e) conduct the Chapter 11 Cases in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court.  Except as described in Section 5.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement, the Company agrees to use its commercially reasonable efforts not to, and to cause its Subsidiaries not to, between the date of this Agreement and the Closing, without the prior written consent of the Purchasers (which consent shall not be unreasonably withheld, delayed or conditioned), take or fail to take any actions that, if taken or failed to be taken since the Balance Sheet Date, would be required to be disclosed on Section 3.06 of the Disclosure Schedule.
Section 5.02  Access to Information.  From the date of this Agreement until the Closing, upon reasonable notice, the Company agrees to use its commercially reasonable efforts to, and to cause its River Business Subsidiaries and Offshore Business Subsidiaries and each of their respective officers, directors, employees, agents, representatives, accountants and counsel to, (i) afford the Purchasers and its authorized representatives reasonable access to the offices, properties and books and records of the Company and its River Business Subsidiaries and Offshore Business Subsidiaries and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchasers such additional financial and operating data and other information regarding the Company and its River Business Subsidiaries and Offshore Business Subsidiaries (or copies thereof) as the Purchasers may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours of the Company and its Subsidiaries, under the supervision of the Company or its designee and in such a manner as not to interfere with the normal operations of the Company and its Subsidiaries.  When accessing any of the Company's or its Subsidiaries' properties, the Purchasers and their authorized representatives shall comply with all of the Company's or its Subsidiaries' safety and security requirements for the applicable property.
Section 5.03  Conditions.  Each of the Parties hereto shall use its commercially reasonable efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, (i) the Purchasers shall use commercially reasonable efforts to cause the conditions set forth in Section 7.01 to be satisfied, and (ii) the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 7.02 to be satisfied.  The Company shall, and the Company shall cause its River Business Subsidiaries and Offshore Business Subsidiaries to, reasonably assist and cooperate with the Purchasers in doing all things reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 5.04  Notifications.  Until the Closing, the Company and the Purchasers shall promptly notify the other Parties in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in either Sections 7.01(a) or 7.02(a), as applicable, becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.05 will not be deemed to amend or otherwise modify or affect any representations or warranties, covenants, obligations, agreements or conditions set forth herein, amend any schedule hereto or limit or otherwise affect the remedies available hereunder to the Party receiving such notice.
Section 5.05  Further Action.  The Parties shall use their commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
(a)  From time to time after the Closing, without additional consideration, each Party will (or, if appropriate, will cause its Affiliates to) execute and deliver such further instruments and take such other action as may be necessary or reasonably requested by another Party to make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, upon reasonable request, each Party shall and shall cause its Affiliates to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and papers as may be required to issue, sell, transfer, assign, convey and deliver to the Purchasers all right, title and interest in and to the UP Offshore Shares, the New Cornamusa Shares or the New River Company Shares, as applicable.
Section 5.06  Insurance and Indemnification of Officers and Directors.  The Purchasers and the Company agree that the Company or its successors shall maintain in effect, without any reduction in scope or coverage for six years from the Closing Date, customary policies of directors' and officers' liability insurance providing protection comparable to the most favorable protection provided by the policies maintained by the Company and its Subsidiaries as are in effect immediately prior to the Closing and providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of the Company and its Subsidiaries with respect to claims arising from facts or events which occurred prior to the Closing Date; provided, however, that the Company or its successors shall not be required, in order to maintain such directors' and officers' liability insurance policy, to pay an annual premium in excess of 350% of the cost of existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 350% of such amount, the Company or its successors, as applicable, shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 350% of such amount.  Furthermore, prior to the Closing Date, the Company may, in the alternative, with the consent of the Purchasers, not to be unreasonably withheld, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Closing Date provided that the premiums shall not exceed 350% of the premiums currently charged to the Company for directors' and officers' liability insurance, and in such event none of the Company or any successor of the Company will have any further obligation under this Section 5.06.  The Purchasers and the Company agree that all rights to indemnification or exculpation, whether contained in the Organizational Documents of the Company or any of its Subsidiaries, in Contacts or otherwise, now existing in favor of present and former officers and directors of the Company and its Subsidiaries shall survive Closing, shall not be amended in an adverse manner with respect to former officers and directors of the Company and its Subsidiaries (unless such amendment is required by applicable Law) and shall continue in full force and effect for a period of not less than six years from the Closing Date.  The present and former officers and directors of the Company and its Subsidiaries are intended third party beneficiaries of this Section 5.06.  If the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made by the Company so that the successors and assigns of the Company, as the case may be, shall assume the obligations set forth in this Section 5.06.
Section 5.07  Insurance Claims.  The Purchasers will have the right to (i) assert claims (and the Company will use and cause each of its Subsidiaries to use reasonable best efforts to assist the Purchasers in asserting claims) with respect to the River Business and, in the event of an UP Offshore Purchase, the Offshore Business, under the Insurance Policies of the Company and its Subsidiaries which are "occurrence basis" policies ("Occurrence Basis Policies") arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing to the extent that the terms and conditions of any such Occurrence Basis Policies so allow and (ii) continue to prosecute claims with respect to the River Business (and, in the event of an UP Offshore Purchase, the Offshore Business) asserted with the insurance carrier prior to the Closing (and the Company will use and cause each of its Subsidiaries to use reasonable best efforts to assist the Purchasers in connection therewith) under insurance policies of the Company and its Subsidiaries which are on a "claims made" basis ("Claims Made Policies") arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing to the extent that the terms and conditions of any such Claims Made Policies so allow, provided that the Purchasers shall reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs and expenses in connection with the foregoing.  All recoveries in respect of such claims shall be for the account of the Purchasers.
The Company will not, and will cause each of its Subsidiaries not to, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies under which the Purchasers has rights to assert claims pursuant to this Section  in a manner that would adversely affect any such rights of the Purchasers.
Section 5.08  Use of Proceeds. The Company shall use the proceeds received from Sparrow pursuant to Section 2 hereof in accordance with the Plan of Reorganization.
Section 5.09  Intercompany Accounts.  Except as set forth in Schedule 5.09 hereto:
(a) Prior to the Closing the Company shall, and shall cause its applicable Subsidiaries to, satisfy or, as may be agreed with the Sparrow River, eliminate all intercompany claims against River Business Subsidiaries that are not held by River Business Subsidiaries and all intercompany claims held by River Business Subsidiaries against entities that are not River Business Subsidiaries.
(b) In the event of an UP Offshore Purchase, prior to Closing the Company shall, and shall cause its applicable Subsidiaries to, satisfy or, as may be agreed with the Sparrow Offshore, eliminate all intercompany claims against Offshore Business entities that are not held by Offshore Business entities and all intercompany claims held by Offshore Business entities against entities that are not Offshore Business Entities.
(c) On the Effective Date (as defined in the Plan of Reorganization), the Company shall pay or cause UP Offshore or another Offshore Business entity to pay to Sparrow River or its designee by wire transfer in immediately available funds the sum of (i) the aggregate amount that the River Business Subsidiaries are required to distribute under the Plan of Reorganization as a result of any allowed claims against Cornamusa plus (ii) the aggregate amount that the River Business Subsidiaries are reserving under the Plan of Reorganization on account of any disputed claims against Cornamusa. If any such disputed claim is subsequently disallowed in whole or in part, then Sparrow shall promptly reimburse the Company the difference between the amount reserved on account of such claim and the amount distributed on account of such claim.
(d) In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, the Company shall, and shall cause its applicable Subsidiaries to, eliminate all intercompany claims between Ocean Business Entities on the one hand and any other entity on the other hand.
Section 5.10  Compliance with RSA. The Company shall comply with all of its obligations and agreements set forth in Sections 2 and 3 of the RSA as if such obligations and agreements were set forth herein, to the extent such obligations and agreements affect the rights of Purchaser, Sparrow or the Guarantors.
Section 5.11  Transition Services Agreement; Ocean Management Agreement. If Sparrow River and the Company determine that a Transition Services Agreement is necessary, the Company shall execute the Transition Services Agreement prior to Closing. The Company shall cause UABL to execute the Ocean Management Agreement prior to the Closing.
Section 5.12  Loan Purchase Agreement.  The Company will cause Thurston Shipping Inc. and UABL Limited to perform its obligations under the Loan Purchase Agreement among International Finance Corporation, The OPEC Fund for International Development, Thurston Shipping Inc. and UABL Limited dated as of November 23, 2016 (the "Loan Purchase Agreement").
ARTICLE VI
 TAX MATTERS
Section 6.01  Tax Cooperation and Exchange of Information.  The Company and the Purchasers shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return or participating in or conducting any audit or other proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of relevant Tax Returns of the Company and its River Business

Subsidiaries or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities.  The Company and the Purchasers shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 6.01.  Notwithstanding anything to the contrary in Section 5.02, each of the Company and the Purchasers shall retain all of its respective Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company and any of its River Business Subsidiaries or Offshore Business Subsidiaries for any taxable period that includes the Closing Date and for all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate.  After such time, before the Company or the Purchasers shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other Party shall be given an opportunity, after ninety (90) days' prior written notice, to remove and retain all or any part of such documents as such other Party may select (at such other Party's expense).  Any information obtained under this Section 6.01 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in conducting an audit or other proceeding.
Section 6.02  Conveyance Taxes.  The Company and the Purchasers shall be equally liable for and agree to pay on an equal basis any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby.  The Purchasers and the Company agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Company to comply with any filing requirements with respect to Conveyance Taxes.
ARTICLE VII
 CONDITIONS TO CLOSING
Section 7.01  Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)  Representations, Warranties and Covenants.  (i) The Fundamental Representations (as defined below) made by the Purchasers shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date; (ii) the other representations and warranties of the Purchasers contained in this Agreement (A) that are not qualified by a "materiality" qualification shall be true and correct in all material respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date with the same effect as though made at and as of the Closing Date, and (B) that are qualified by a "materiality" qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for purposes of clauses (i) and (ii) above, to the extent such representations and warranties are made as of another date, such representations and warranties shall be true and correct in the manner set forth in the foregoing clauses (i) and (ii), as applicable, as of such other date); (iii) the covenants and agreements contained in this Agreement to be complied with by the Purchasers on or before the Closing shall have been complied with in all material respects; and (iv) the Company shall have received a certificate signed by a duly authorized officer of the Purchasers dated as of the Closing Date certifying the matters set forth in clauses (i), (ii) and (iii) above.
(b)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
Section 7.02  Conditions to Obligations of the Purchasers.  The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)  Representations, Warranties and Covenants.  (i) The Fundamental Representations made by the Company shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date; (ii) the other representations and warranties of the Company contained in this Agreement (A) that are not qualified by a "Material Adverse Effect" or a similar "materiality" qualification shall be true and correct in all respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date with the same effect as though made at and as of the Closing Date, and (B) that are qualified by "Material Adverse Effect" or a similar "materiality" qualification shall be true and correct in all respects as so qualified as of the date of this Agreement and as of the Closing Date with the same effect as though made at and as of the Closing Date (except for purposes of clauses (i) and (ii) above, to the extent such representations and warranties are made as of another date, such representations and warranties shall be true and correct in the manner set forth in clauses (i) and (ii) above, as applicable, as of such other date), provided, however, that for purposes of determining satisfaction of this condition, such representations and warranties shall be deemed to be true and correct in all material respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; (iii) the covenants and agreements contained in this Agreement to be complied with by the Company at or before the Closing shall have been complied with in all material respects and (iv) the Purchasers shall have received a certificate signed by a duly authorized officer of the Company dated as of the Closing Date certifying the matters set forth in clauses (i), (ii) and (iii) above.
(b)  Other Agreements.  The RSA and the Loan Purchase Agreement shall be, or shall become, simultaneously with this Agreement, in full force and effect.  The payments and assignments contemplated by the Loan Purchase Agreement shall occur simultaneously with the Closing under this Agreement.  In the event of a UP Offshore Purchase, the closing of the Offshore Restructuring shall occur simultaneously with the Closing under this Agreement.
(c)  No Litigation.  There shall be no pending material litigations that would reasonably be expected to prevent or materially delay the transactions contemplated by this Agreement or the other Transaction Documents.

(d)  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of such transactions.
(e)  Material Adverse Effect.  From the date of this Agreement, there shall not have occurred any event or change that has had or could reasonably be expected to have a Material Adverse Effect.
(f)  Legal Opinion.  The Company's counsel shall have delivered to the Purchasers a legal opinion with respect to the matters set forth in Exhibit B.
(g)  Transition Services Agreement.   If Sparrow River and the Company have determined that a Transition Services Agreement is necessary, the Company shall have executed and delivered the Transition Services Agreement.
(h)  Ocean Business.  The Ocean Business shall have been sold or transferred as provided in accordance with the Plan of Reorganization.
(i)  Bankruptcy Court Orders.  The Bankruptcy Court shall have entered, in a form reasonably satisfactory to Purchasers:  (i) an order approving the Company's and Parent River Subsidiaries assumption of the RSA, and the Company's performance of its obligations under that agreement; (ii) an order approving the disclosure statement and related solicitation materials for the Plan of Reorganization; and (iii) an order confirming the Plan of Reorganization, which order shall include (A) approval of the Company's and the River Parent Subsidiaries' assumption of this Agreement and the Company's and the River Parent Subsidiaries' performance of its obligations hereunder, (B) approval of UABL's entry into the Transition Services Agreement and UABL's performance of its obligations thereunder, (C) approval of the Loan Purchase Agreement and the performance of the obligations of Thurston Shipping Inc. and UABL Limited thereunder, (D) a finding that the Plan of Reorganization and this Agreement satisfy, among other things, section 1129(a)(4) and section 1129(a)(5) of the Bankruptcy Code, (E) a finding that each Purchaser is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code, and (F) a finding that the purchase price to be provided by Purchasers pursuant to this Agreement was not controlled by any agreement between Purchasers and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving Purchasers and any creditor.
(j)  Third Party Consents.  The consents described in Schedule 7.02(b) or required for the consummation of the transactions contemplated by this Agreement pursuant to the order confirming the Plan of Reorganization shall have been obtained and shall remain in full force and effect.
(k)  Secretary's Certificate. The Company shall have delivered to the Purchasers a secretary's certificate, dated as of the Closing Date, as to (i) the resolutions adopted by the Board of Directors approving the transactions contemplated hereby, (ii) the Company's

Organizational Documents, each as in effect at the Closing, and (iii) the authority and incumbency of the officers of the Company executing the Transaction Documents and any other documents required to be executed or delivered in connection therewith.
ARTICLE VIII
 INDEMNIFICATION
Section 8.01  Survival of Representations, Warranties and Covenants.  The representations and warranties of the Parties contained in this Agreement shall survive the Closing until the date that is sixteen (16) months from the Closing Date; provided, however, that the representations and warranties contained in Section 3.14 shall survive the Closing and remain in full force and effect until the date that is six (6) years from the Closing Date (or the date that is ninety (90) days following the expiration of the applicable statute of limitations period, if shorter); provided further that the representations and warranties contained in Sections 3.01, 3.02, 3.03(a), 3.20, 3.27, and 4.01 (collectively, the "Fundamental Representations") shall survive the Closing indefinitely; provided further that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved.  All covenants and agreements of the Parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.
Section 8.02  Indemnification by the Company.  Subject to the other terms and conditions of this Article VIII, the Company shall indemnify and hold harmless the each of Purchasers and its Affiliates (excluding the Company and its Subsidiaries for such purpose) and their respective officers, directors, employees, agents, successors and assigns (each a "Purchaser Indemnified Party") from and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys' and consultants' fees and expenses), amounts paid in settlement and other costs (hereinafter a "Loss" or "Losses") suffered or incurred by them arising out of or resulting from:  (a) any breach of a representation or warranty made by the Company in this Agreement or in any certificate delivered pursuant hereto; or (b) any breach of any covenant or agreement of the Company contained in this Agreement.
Section 8.03  Indemnification by the Purchasers.  Subject to the other terms and conditions of this Article VIII, the Purchasers shall indemnify and hold harmless the Company and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each a "Company Indemnified Party") from and against any and all Losses, arising out of or resulting from:  (a) the breach of any representation or warranty made by the Purchasers contained in this Agreement or in any certificate delivered pursuant hereto; or (b) the breach of any covenant or agreement by the Purchasers contained in this Agreement.
Section 8.04  Limits on Indemnification.
(a)  None of the Parties shall be liable for indemnity obligations under Section 8.02(a) or Section 8.03(a) unless and until the aggregate amount of indemnifiable Losses for which such Party is liable equals or exceeds an amount equal to $2,000,000 (the "Threshold"); provided, that upon the Threshold being met, such Party shall be liable for the amount by which the aggregate amount of all such Losses exceeds $500,000 (the

"Deductible"); provided, further, that the Threshold and the Deductible shall not apply to Losses resulting from a breach of any Fundamental Representations or from any fraud or intentional misrepresentation by any Party in connection with this Agreement (and no such Losses shall be considered for purposes of determining whether the Threshold or the Deductible has been met).
(b)  The maximum amount of indemnifiable Losses which may be recovered (x) from the Company arising out of or resulting from the causes set forth in Section 8.02(a) shall be an amount equal to $20,000,000 and (y) from the Purchasers (arising out of or resulting from the causes set forth in Section 8.03(a) shall be, in the aggregate, an amount equal to $20,000,000 the "Cap"); provided, that Losses resulting from a breach of any Fundamental Representations or from any fraud or intentional misrepresentation by any Party in connection with this Agreement shall not be subject to the Cap.
(c)  For purposes of determining whether there has been a breach of any representation or warranty contained in this Agreement, or the amount of any Loss related to a breach of any representation or warranty contained in this Agreement, the representations and warranties contained in this Agreement (excluding Sections 3.04(a), 3.06(ii) and 3.24) shall be considered without regard to any "material," "Material Adverse Effect," or similar materiality qualifications contained therein.
(d)  The representations, warranties, covenants or agreements made by the Company in this Agreement or in any other Transaction Document shall not be affected or deemed waived by any investigation conducted by or on behalf of one of the Purchasers with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance or noncompliance with any such representation, warranty, covenant or agreement of the Company in this Agreement or in any other Transaction Document.  Notwithstanding anything to the contrary contained in this Agreement, none of the Parties shall have any Liability under any provision of this Agreement for any punitive, speculative, remote, special or indirect damages relating to the breach or alleged breach of this Agreement, except to the extent any such Party incurs such damages payable to an unaffiliated third party in connection with a Third Party Claim, in which event such damages shall be recoverable.
(e)  Payments by an Indemnifying Party pursuant to this Article VIII in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Company or its Subsidiaries or the Indemnified Party from any third party in respect of such claim, less any related reasonable attorneys' fees, expenses and other costs of recovery.  An Indemnified Party shall use commercially reasonable efforts to seek (or cause the Company or its Subsidiaries to seek under their respective policies) to recover any insurance proceeds in connection with making a claim under this Article VIII; provided, however, none of the Purchasers nor their Affiliates shall be required to seek such proceeds under any insurance policy of the Purchasers or their Affiliates (other than the Company).  Promptly after the realization of any insurance proceeds (net of Taxes), indemnity, contribution or other similar payment, the Indemnified Party shall reimburse the Indemnifying Party for such reduction in Losses for which the Indemnified Party was indemnified prior to the realization of reduction of such Losses.  The amount of Loss for which an Indemnified Party shall be entitled to seek indemnification under this Agreement will be reduced by the amount of any Tax benefit actually realized by such Indemnified Party or its Affiliates, other than the Company and its Subsidiaries (which shall include reductions in Tax payments) with respect to such Loss.
Section 8.05  Notice of Loss; Third Party Claims.  An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.  Such notice shall include copies of all relevant notices or documents (including court papers) received by the Indemnified Party, so long as such disclosure would not reasonably be expected to have an adverse effect on attorney-client or other privileges available to the Indemnified Party.  To the extent that (i) the Company considers, threatens or makes a notice of any matter which could give rise to a right of indemnification under this Agreement against the Purchasers, or (ii) any Purchaser Indemnified Party threatens or makes a notice of any matter which could give rise to a right of indemnification under this Agreement against the Company, all decisions to be made on behalf of the Company concerning the prosecution, response to, negotiation and settlement of, or with respect to any Actions relating to, any such indemnification claim shall be made solely by the disinterested members of the Company's Board of Directors (excluding any directors of the Company who are affiliated with the Purchasers).
(a)  In the case of a claim or demand made by any Person not a Party to this Agreement against the Indemnified Party (a "Third Party Claim") which may give rise to a claim for Loss under this Article VIII, the Indemnified Party shall give the Indemnifying Party written notice ("Claim Notice") of such Third Party Claim within thirty (30) days of the receipt of such notice of a Third Party Claim (or within such shorter period as may be required to permit the Indemnifying Party to respond to any such claim); provided, however, that failure to give such Claim Notice shall not affect the indemnification obligations of the Indemnifying Party provided hereunder except to the extent the Indemnifying Party establishes that the defense of such Third Party Claim is actually prejudiced as a result of such failure, in which case such claim shall be reduced to the extent of such actual prejudice.  The Claim Notice shall describe the Third Party Claim in reasonable detail and will indicate the estimated amount, if reasonably practicable, of the Losses that have been or may be sustained by the Indemnified Party and include copies of all material notices and documents received or sent by the Indemnified Party in respect of such Third Party Claim. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within sixty (60) days of the receipt of such Claim Notice from the Indemnified Party.  If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense.  The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third

Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.  If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 8.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.  If (i) the Indemnifying Party shall not assume the defense of a Third Party Claim with counsel satisfactory to the Indemnified Party within ten (10) Business Days of any Claim Notice, or (ii) legal counsel for the Indemnified Party notifies the Indemnifying Party that there are or may be legal defenses available to the Indemnified Party or to other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, which, if the Indemnified Party and the Indemnifying Party were to be represented by the same counsel, would constitute a conflict of interest for such counsel or prejudice prosecution of the defenses available to such Indemnified Party, or (iii) the Indemnifying Party shall assume the defense of a Third Party Claim and fail to diligently prosecute such defense, then in each such case the Indemnified Party, by notice to the Indemnifying Party, may employ its own counsel and control the defense of the Third Party Claim and the Indemnifying Party shall be liable for the reasonable fees, charges and disbursements of counsel employed by the Indemnified Party (but in no event more than one counsel for all of the Indemnified Parties in any one jurisdiction); and the Indemnified Party shall be promptly reimbursed for any such fees, charges and disbursements, as and when incurred.  Whether the Indemnifying Party or the Indemnified Party controls the defense of any Third Party Claim, the Parties hereto shall cooperate in the defense thereof.  Such cooperation shall include the retention and provision to the counsel of the controlling Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Indemnifying Party shall have the right to settle, compromise or discharge a Third Party Claim (other than any such Third Party Claim in which criminal conduct is alleged) without the Indemnified Party's consent if such settlement, compromise or discharge (A) constitutes a complete and unconditional discharge and release of the Indemnified Party, and (B) provides for no relief other than the payment of monetary damages and such monetary damages are paid in full by the Indemnifying Party.
(b)  In the event any Indemnified Party should have a claim against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver a Claim Notice to the Indemnifying Party, which shall include reasonable detail of the claim and, if reasonably practicable, the estimated amount of Losses sustained, promptly after the Indemnified Party obtains knowledge of the existence thereof; provided, however, that failure to give such Claim Notice shall not affect the indemnification obligations of the Indemnifying Party provided hereunder except to the extent the Indemnifying Party establishes that the defense of such claim is actually prejudiced as a result of such failure, in which case such claim shall be reduced to the extent of such actual prejudice.
Section 8.06  Remedies.  Except for remedies that cannot be waived as a matter of Law, claims of fraud or intentional misrepresentation, the Purchasers and the Company acknowledge and agree that following the Closing, the indemnification provisions in this Article VIII shall be the sole and exclusive remedies of the Purchasers and the Company, as applicable, for any breach by the other Party of the representations and warranties in this Agreement and for any failure by the other Party to perform and comply with any covenants and agreements in this Agreement.
Section 8.07  Miscellaneous.   For Tax purposes, the Parties agree to treat all payments made pursuant to any indemnification obligation under this Agreement as adjustments to the Purchase Price.
ARTICLE IX
 TERMINATION
Section 9.01  Termination.  This Agreement may be terminated at any time prior to the Closing:
(a)  by written notice by either the Company or the Purchasers if the Closing shall not have occurred by February 28, 2017 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 9.01(a) shall not be available to any Party whose breach of any of its representations, warranties, covenants or agreements under this Agreement or any other Transaction Document shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Termination Date;
(b)  by written notice by either the Company or the Purchasers in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and non-appealable;
(c)  by written notice by either the Company or the Purchasers in the event the RSA is terminated in accordance with its terms by any party thereto prior to the Closing;
(d)  by written notice by the Company if a breach of any representation or warranty of one of the Purchasers or failure to perform any covenant or agreement on the part of one of the Purchasers set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the date on which the Closing should have occurred, cause the condition set forth in Section 7.01(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within twenty (20) days (but not later than the Termination Date) of receipt of written notice by the Company to such Purchaser of such breach or failure; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.02 not to be satisfied;
(e)  by written notice by the Purchasers if a breach of any representation or warranty of the Company or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 7.02(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within twenty (20) days (but not later than the Termination Date) of receipt of written notice by the Purchaser to the Company of such breach or failure; provided that none of the Purchasers is then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.01 not to be satisfied;
(f)  by written notice by the Purchasers if the Bankruptcy Court enters an order, or if the Company files a motion seeking entry of an order, approving any sale or other disposition of the River Business (other than a sale or other disposition permitted by this Agreement) of (i) any material portion of the assets of the Company or its Subsidiaries or (ii) any equity interests in the Company or any of its Subsidiaries, to any Person(s) other than the Purchasers or any of their affiliates;
(g)  by written notice by the Purchasers if a trustee is appointed in the Chapter 11 Cases pursuant to Section 1104 of the Bankruptcy Code;
(h)  by written notice by the Purchasers if any Chapter 11 Case is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal or conversion contemplates the transactions contemplated by this Agreement; or
(i)  by the mutual written consent of the Company and the Purchasers, provided that all independent directors of the Company shall have affirmatively agreed that such termination is in the best interests of the Company.
Section 9.02  Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, and there shall be no Liability on the part of any Party or its Affiliates or Representatives in respect thereof, except that (a) Section 5.03, this Section 9.02 and Article X shall survive any termination and (b) nothing herein shall relieve any Party from liability for any breach of this Agreement or any other Transaction Document occurring prior to such termination.
ARTICLE X
 GENERAL PROVISIONS
Section 10.01  Expenses.  The Company shall pay when due all fees and expenses owing to Sparrow and/or Southern Cross (as such term is defined in the RSA) as set forth in the RSA.  Except as otherwise specified in this Agreement or the RSA, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.
Section 10.02  Notices.  All notices, requests, claims, demands and other communications required or permitted to be given under any Transaction Document shall be in writing and will be delivered by hand or telecopied, e-mailed or sent, postage prepaid, by registered, certified or express mail or reputable overnight courier service and will be deemed given when so delivered by hand or telecopied (confirmed electronically or telephonically from the receiving facsimile machine), when e-mail confirmation is received if delivered by e-mail, or three Business Days after being so mailed (one Business Day in the case of express mail or overnight courier service).  All such notices, requests, claims, demands and other communications will be addressed as set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice in accordance with this Section 10.02; if the delivery deadline date for any item under this Agreement is a day that is not a Business Day, the applicable delivery deadline date for such item shall be the immediately following Business Day:
if to the Company:
Ultrapetrol (Bahamas) Limited Ocean Centre, Montagu Foreshore
East Bay Street
Nassau, Bahamas
Email:  cyad@ultrapetrol.net
 Attention:  Chief Financial Officer
with a copy to (which shall not constitute notice):
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Facsimile: (212) 480-8421
Email: rutkowski@sewkis.com
 Attention:  Lawrence Rutkowski
if to the Purchasers:
Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
 Facsimile: 242-328-1069
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
with a copy to (which shall not constitute notice):

Southern Cross Group LLC
1600 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Facsimile:   (914) 698-4395
Email: rrodriguez@southerncrossgroup.com
Attention: Ricardo Rodriguez

Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
 Facsimile:   +54 11 4816 2469
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile:  (646) 710-5592
Email: mgrosz@chadbourne.com and ksmith@chadbourne.com
 Attention:  Morton Grosz and Kevin Smith
if to the Guarantors:
Southern Cross Latin America Private Equity Fund III, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
and
Southern Cross Latin America Private Equity Fund IV, L.P.
c/o Blakes Extra Provincial Services, Inc.
Commerce Court West, Suite 4000
199 Bay Street
Toronto, Ontario  M5L 1A9
 Facsimile:  (416) 863-2653
with a copy to (which shall not constitute notice):

Southern Cross Group LLC
1600 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Facsimile:  (914) 698-4395
Email: rrodriguez@southerncrossgroup.com
 Attention:  Ricardo Rodriguez
Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
 Facsimile:  +54 11 4816 2469
and
Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile:  (646) 710-5592
Email: mgrosz@chadbourne.com and ksmith@chadbourne.com
 Attention:  Morton Grosz and Kevin Smith
Section 10.03  Public Announcements.  The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and the Purchasers and shall be issued promptly after the execution hereof at a time mutually agreed to by the Company and the Purchasers.  Thereafter, none of the Parties shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby or otherwise communicate with any news media without the prior written consent of the other Party unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the Parties shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.
Section 10.04  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
Section 10.05  Entire Agreement.  This Agreement and the other Transaction Documents constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.
Section 10.06  Assignment.  This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Company and the Purchasers (which consent may be granted or withheld in the sole discretion of the Company or the Purchasers), as the case may be, and any such purported assignment shall be void ab initio; provided, however, that notwithstanding the foregoing, the rights, interests and obligations of the Purchasers hereunder may be assigned, without the prior written consent of the Company, to one or more of the Purchasers' or Guarantors' Affiliates as designated by the Purchasers or such Guarantor; provided, that no such assignment shall relieve either of the Purchasers or any of the Guarantors of any of its obligations hereunder.
Section 10.07  Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by Company and the Purchasers that expressly references the Section(s) of this Agreement to be amended or (b) by a waiver in accordance with Section 10.08.  Any amendment or modification to the Guaranty in Section 10.17 shall be governed by Section 10.17(d).
Section 10.08  Waiver.  The Purchasers may (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties of the Company contained herein or in any document delivered by such Party pursuant hereto or (iii) waive compliance with any of the agreements of the Company or conditions to such Party's obligations contained herein and (b) the Company may (i) extend the time for the performance of any of the obligations or other acts of the Purchasers, (ii) waive any inaccuracies in the representations and warranties of the Purchasers contained herein or in any document delivered by the Purchasers pursuant hereto or (iii) waive compliance with any of the agreements of the Purchasers or conditions to the Purchasers' obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.  Any waiver of any term or condition in Section 10.17 shall be governed by Section 10.17(e).
Section 10.09  No Third Party Beneficiaries.  Except as provided for in Sections 5.06, 8.02, 8.03, 8.04 and 10.17, this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
Section 10.10  Specific Performance.  The Parties acknowledge and agree that the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any nonperformance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at Law.  Accordingly, in addition to any other right or remedy to which the Parties may be entitled, at Law or in equity (including monetary damages), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.
Section 10.11  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, without regard to principles of conflict of laws thereof which may require the application of the law of another jurisdiction.  All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in the Borough of Manhattan of the City of New York; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of the City of New York.  Consistent with the preceding sentence, the Parties hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of the City of New York for the purpose of any Action arising out of or relating to this Agreement brought by either Party and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.  The Parties hereby agree that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 10.02, or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.
Section 10.12  Waiver of Jury Trial.  EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.
Section 10.13  Effect of Investigation.  All representations, warranties, covenants and agreements made by the Company in this Agreement or in any other Transaction Document shall not be affected or deemed waived by (i) any investigation made by or on behalf of the Purchasers (whether before, on or after the date hereof or before, on or after the Closing Date), (ii) knowledge obtained (or capable of being obtained) as a result of such investigation or otherwise, or (iii) the Purchasers' participation in the preparation of the schedules pursuant to this Agreement.
Section 10.14  Counterparts.  This Agreement may be executed and delivered (including by scanned or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  A signed copy of this Agreement delivered by facsimile, portable document format, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement
Section 10.15  Currency.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, "$" refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof to the Party making such payment.
Section 10.16  No Recourse.  This Agreement may only be enforced against, and any Claim or Action based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.  No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other representative of any Party hereto or of any Affiliate of any Party hereto, or any of their successors or permitted assigns, shall have any Liability for any obligations or Liabilities of any Party hereto under this Agreement or for any Claim or Action based on, in respect of or by reason of the transactions contemplated hereby.
Section 10.17  Guaranty.
(a)  Each of the Guarantors hereby irrevocably and unconditionally guarantees severally to the Company in accordance with their Guaranteed Percentage the full and punctual payment of the Purchase Price and any liability of the Purchasers arising from a breach of the Agreement prior to termination as contemplated by Section 9.02(b) when due in accordance with the terms of this Agreement (the "Guaranteed Obligation") (collectively, the "Guaranty").  Each of the Guarantors hereby acknowledges and agrees that the Guaranty constitutes an absolute, present, primary, continuing and unconditional guaranty of payment by the Purchasers of the Guaranteed Obligation when due under this Agreement and not of collection only and is in no way conditioned or contingent upon any attempt to enforce such payment by a guaranteed party upon any other condition or contingency.  Each of the Guarantors hereby waives any right to require a proceeding first against the Purchasers.  Except as expressly set forth herein, the Guaranteed Obligation shall not be subject to any reduction, limitation or impairment for any reason (other than by indefeasible payment or performance in full of the Guaranteed Obligation) and shall not be subject to (i) any discharge of the Purchasers from the Guaranteed Obligation in a bankruptcy or similar proceeding (except by indefeasible payment or performance in full of the Guaranteed Obligation) or (ii) any other circumstance whatsoever which constitutes, or might be construed to constitute an equitable or legal discharge of either of the Guarantors as guarantor under this Section 10.17.  This Guaranty shall be subject to the provisions of Section 10.02, Section 10.09, Section 10.11, Section 10.12 and Section 10.14.
(b)  Each Guarantor hereby severally represents and warrants to the Company as follows:
(i)  Organization and Authority of the Guarantors.  Such Guarantor is duly organized, validly existing and in good standing under the Laws of the jurisdiction where it was organized and has all necessary power and authority to enter into this Agreement (solely for the purposes of this Section 10.17), to carry out its obligations under this Section 10.17 and to consummate the transactions contemplated by the Guaranty.  The execution and delivery by such Guarantor of this Agreement (solely for the purposes of this Section 10.17), the performance by such Guarantor of its obligations under this Section 10.17 and the consummation by such Guarantor of the transactions contemplated by this Section 10.17 have been duly authorized by all requisite action on the part of such Guarantor.  This Agreement has been duly executed and delivered by such Guarantor, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes the legal, valid and binding obligations of such Guarantor, enforceable against such Guarantor in accordance with the terms of this Section 10.17, subject to the effects of the Bankruptcy and Equity Exception.
(ii)  No Conflicts; Consents.  The execution, delivery and performance by such Guarantor of this Agreement (solely for the purposes of this Section 10.17), and the consummation of the transactions contemplated by this Section 10.17, does not and will not (a) violate, conflict with or result in the breach of any provision of such Guarantor's Organizational Documents, (b) conflict in any material respect with or violate in any material respect any material Law or material Governmental Order applicable to such Guarantor, or (c) require the consent, notice or other action by any Person under, conflict with, result in any breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, suspend, revoke, modify or cancel, any Contract to which such Guarantor is a party or by which such Guarantor is otherwise bound, except, in the case of clause (c), as would not materially and adversely affect the ability of such Guarantor to carry out its obligations under, and to consummate the transactions contemplated by this Section 10.17.  No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to such Guarantor in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Section 10.17.
(iii)  Litigation.  No Action by or against such Guarantor is pending or, to the knowledge of such Guarantor, threatened, which could affect the legality, validity or enforceability of this Guaranty or the consummation of the transactions contemplated by this Section 10.17.
(c)  This Guaranty and all of the Guarantors' obligations under this Section 10.17 shall terminate and expire on the earlier of (i) the date this Agreement is terminated in accordance with Article IX; provided, however, that the Guarantors' obligations under this Guaranty with respect to any liability of the Purchasers for a breach of this Agreement occurring prior to the termination of the Agreement as described in Section 9.02(b) shall not terminate or expire and shall continue notwithstanding termination of this Agreement or (ii) the Closing Date ("Expiration Date").  No claims may be made under this Guaranty after the Expiration Date.
(d)  The maximum aggregate liability of the Guarantors under this Guaranty shall be $73.0 million,; plus, in the event of a UP Offshore Purchase up to an additional $2.5 million.
(e)  This Guaranty may not be amended or modified except by an instrument in writing signed by the Company and the Guarantors.  This Guaranty constitutes the entire agreement and understanding of the Guarantors and the Company relating to the subject matter hereof. The Supporting Creditors (as defined in the RSA) are intended third party beneficiaries of Section 10.17 (but only as it relates to the River Business); provided that any obligations of the Guarantors hereunder and under the RSA (to the extent related to the River Business) shall be without duplication and shall not be in excess of $73.0 million in the aggregate.
(f)  Any waiver of any term or condition of this Guaranty must be in writing and signed by the Party against whom such waiver is sought to be enforced.  Any waiver of any term or condition of this Guaranty shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Guaranty.
[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
By: /s/ Eduardo Ojea Quintana
Name: Eduardo Ojea Quintana
Title: Chief Executive Officer

PRINCELY INTERNATIONAL FINANCE CORP.
By: /s/ Clarissa P. de Aguirre
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: /s/ Elsa Ma. Sousa
Name: Elsa Ma. Sousa
Title: Director/Secretary

MASSENA PORT S.A.
By: /s/ Alvaro Lecueder
Name: Alvaro Lecueder
Title: Director

UP RIVER (HOLDINGS) LTD.
By: /s/ Eduardo Ojea Quintana
Name: Eduardo Ojea Quintana
Title: Director

UPB (PANAMA) INC.
By: /s/ Clarissa P. de Aguirre
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: /s/ Elsa Ma. Sousa
Name: Elsa Ma. Sousa
Title: Director/Secretary

UP RIVER TERMINALS (PANAMA) S.A.
By: /s/ Clarissa P. de Aguirre
Name: Clarissa P. de Aguirre
Title: Director/Vice-President

By: /s/ Elsa Ma. Sousa
Name: Elsa Ma. Sousa
Title: Director/Secretary

SPARROW RIVER INVESTMENTS LTD.
By: /s/ Gonzalo Alende Serra
Name: Gonzalo Alende Serra
Title: Director

SPARROW OFFSHORE INVESTMENTS LTD.

By: /s/ Gonzalo Alende Serra
Name: Gonzalo Alende Serra
Title: Director

FUND III GUARANTOR:
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P., solely for the purposes of Section 10.17
By: Southern Cross Capital Partners III, L.P., its general partner By: SC GP Company III, its general partner

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

FUND IV GUARANTOR:
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P., solely for the purposes of Section 10.17
By: Southern Cross Capital Partners IV, L.P., its general partner By: SC GP Company IV Limited, its general partner

By: /s/ Ricardo Rodriguez
Name: Ricardo Rodriguez
Title: Director

Exhibit A
Plan of Reorganization
Exhibit A Omitted From Exhibit 2 to Plan

Exhibit B
Opinions
From Bahamas Counsel
•
The Company is a company validly existing and in good standing under the laws of The Bahamas.  The Company has all requisite power and authority to engage in any activity that is not prohibited under any law for the time being in force in The Bahamas.

•
The Company has all requisite corporate power and authority necessary (a) to execute, deliver and perform the Transaction Documents, (b) to issue, sell and deliver the Shares pursuant to the Investment Agreement, and (c) to carry out and perform its obligations under, and to consummate the transactions contemplated by, the Investment Agreement.

•
All action on the part of the Company, its directors and its shareholders necessary for the authorization, execution and delivery by the Company of the Investment Agreement, the authorization, issuance, sale and delivery of the Shares pursuant to the Investment Agreement and the consummation by the Company of the transactions contemplated by the Investment Agreement have been duly taken.  The Investment Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

•
The authorized capital stock of the Company consists of [______] shares of common stock, par value $0.01 per share ("Common Stock").  To our knowledge, all presently issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of any pre-emptive or similar rights.  The Shares have been duly authorized and validly issued as fully paid and free of preemptive or similar rights.  The rights, privileges and preferences of the Common Stock are as stated in the Organisational Documents.

•
The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Investment Agreement, and the issuance, sale and delivery of the Shares pursuant to the Investment Agreement do not conflict with or result in a violation of:

o	any existing law, rule or regulation of The Bahamas or any order of any Bahamian court known to us to which the Company is subject; or
o	any provision of its Organisational Documents.

From U.S. Counsel
• Assuming due authorization and execution by all parties thereto, the Investment Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.
• To counsel's knowledge, the Company has filed all reports (the "SEC Reports") required to be filed by it under Sections 13(a) and 15(d) of the Exchange Act since December 31, 2016.  As of their respective filing dates, the SEC Reports complied in all material respects as to form with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder.
• Assuming the accuracy of the representations and warranties of the Purchasers contained in the Investment Agreement, the New River Company Shares and the New Cornamusa Shares (if applicable) may be issued to Sparrow River, and in the event of a UP Offshore Purchase, the UP Offshore Shares may be transferred to Sparrow Offshore, without registration under the Securities Act.
• The execution, delivery and performance by the Company of, and the compliance by the Company with the terms of, the Investment Agreement, and the issuance, sale and delivery of the New River Company Shares, the New Cornamusa Shares (if applicable) and, in the event of a UP Offshore Purchase, the UP Offshore Shares pursuant to the Investment Agreement do not (a) conflict with or result in a violation of any provision of New York of United States federal law, rule or regulation applicable to the Company.
• Except as set forth in Section 3.03 of the Disclosure Schedule to the Investment Agreement and for such approvals as have been obtained, no consent, license, permit, waiver, approval or authorization of, or designation, declaration, registration or filing with, any court, governmental or regulatory authority of the State of New York or the United States of America,  is required  inconnection with the valid execution, delivery and performance by the Company of the Investment Agreement, or the offer, sale, issuance or delivery of the New River Company Shares, the New Cornamusa Shares (if applicable) and, in the event of a UP Offshore Purchase, the UP Offshore Shares, or the consummation of the transactions contemplated by the Investment Agreement.

EXHIBIT 3

Restructuring Support Agreement

Execution Version

THIS RESTRUCTURING SUPPORT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF VOTES WITH RESPECT TO A PLAN OF REORGANIZATION.  ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE.

THE REGULATORY, TAX, ACCOUNTING, AND OTHER LEGAL AND FINANCIAL MATTERS AND EFFECTS RELATED TO THIS TRANSACTION HAVE NOT BEEN FULLY EVALUATED, AND ANY SUCH EVALUATION MAY AFFECT THE TERMS AND STRUCTURE OF ANY TRANSACTION.  THE TRANSACTIONS CONTEMPLATED IN THIS RESTRUCTURING SUPPORT AGREEMENT ARE SUBJECT IN ALL RESPECTS TO CONTINUED DILIGENCE AND THE NEGOTIATION, EXECUTION, APPROVALS, AND DELIVERY OF DEFINITIVE DOCUMENTATION.

Ultrapetrol (Bahamas) Limited
Restructuring Support Agreement November 18, 2016

This Agreement is entered into as of November 18, 2016 by and among (i) Ultrapetrol (Bahamas) Limited ("Parent"), (ii) each of Parent's direct and indirect subsidiaries set forth on Schedule 1 herein and party hereto (each, a "Subsidiary" and, collectively, the "Subsidiaries" and together with Parent, collectively, the "Company"), (iii) each of the undersigned Noteholders (as defined below) (together with any Noteholders that subsequently become a party to this Agreement in accordance with the terms hereof, collectively, the "Supporting Noteholders"), (iv) International Finance Corporation (the "IFC Lender"), (v) The OPEC Fund for International Development (the "OFID Lender" and together with the IFC Lender, collectively, the "IFC-OFID Lenders"), (vi) Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross") and (vii) Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow" and the foregoing parties described in clauses (i) through (vii), collectively, the "Parties").  The Supporting Noteholders and the IFC-OFID Lenders each hold the claims set forth on their respective signature page attached hereto.

RECITALS
WHEREAS, Parent, the Subsidiaries party thereto and Manufacturers and Traders Trust Company, as trustee (the "Indenture Trustee"), are parties to that certain Indenture dated as of June 10, 2013 (as supplemented by that certain First Supplemental Indenture dated as of September 26, 2013 and as further amended, supplemented or otherwise modified from time to time, the "Indenture"), pursuant to which Parent issued 8.875% First Preferred Ship Mortgage Notes due 2021 (the "Notes");
WHEREAS, UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc., as borrowers (in such capacity, the "2008 IFC-Panama Borrowers"), and the IFC Lender, as lender, are parties to that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC-Panama Loan Agreement");
WHEREAS, UABL Paraguay S.A., as borrower (in such capacity, the "2008 IFC-Paraguay Borrower" and together with the 2008 IFC-Panama Borrowers, collectively, the "2008 IFC Borrowers"), and the IFC Lender are parties to that certain Loan Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC-Paraguay Loan Agreement" and together with the 2008 IFC-Panama Loan Agreement, collectively, the "2008 IFC Loan Agreements");
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2008 IFC Guarantor"), and the IFC Lender are parties to that certain Guarantee Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 IFC Guarantee"), whereby the 2008 IFC Guarantor guarantees the obligations of the 2008 IFC Borrowers under the applicable 2008 IFC Loan Agreement;
WHEREAS, UABL Paraguay S.A., as borrower (in such capacity, the "2008 OFID Borrower"), and the OFID Lender, as lender, are parties to that certain Loan Agreement dated as of November 28, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Loan Agreement");
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2008 OFID Guarantor"), and the OFID Lender are parties to that certain Guarantee Agreement dated as of December 8, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 OFID Guarantee"), whereby the 2008 OFID Guarantor guarantees the obligations of the 2008 OFID Borrower under the 2008 OFID Loan Agreement;
WHEREAS, the IFC Lender, the OFID Lender, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association) are parties to that certain Collateral Trust Agreement dated as of September 15, 2008 (as amended, restated, supplemented or otherwise modified from time to time, the "2008 Collateral Trust Agreement"), appointing M&T Trust Company of Delaware, as security trustee (the "2008 Security Trustee"), to hold the collateral securing the loans under the 2008 IFC Loan Agreements and the 2008 OFID Loan Agreement and setting forth the respective rights of the IFC Lender and the OFID Lender in and to such collateral;
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WHEREAS, UABL Paraguay S.A. and Riverpar S.A., as borrowers (in such capacity, the "2011 IFC Borrowers"), and the IFC Lender are parties to that certain Loan Agreement dated as of December 2, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Loan Agreement" and together with the 2008 IFC Loan Agreements, collectively, the "IFC Loan Agreements");
WHEREAS, Parent, as guarantor, and the IFC Lender are parties to that certain Enforcement Shortfall Guarantee Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Parent Guarantee"), whereby Parent guarantees the obligations of the 2011 IFC Borrowers under the 2011 IFC Loan Agreement;
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2011 IFC Guarantor"), and the IFC Lender are parties to that certain Guarantee Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 IFC Guarantee"), whereby the 2011 IFC Guarantor guarantees the obligations of the 2011 IFC Borrowers under the 2011 IFC Loan Agreement;
WHEREAS, UABL Paraguay S.A. and Riverpar S.A., as borrowers (in such capacity, the "2011 OFID Borrowers"), and the OFID Lender are parties to that certain Loan Agreement dated as of December 15, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Loan Agreement" and together with the 2008 OFID Loan Agreement, collectively, the "OFID Loan Agreements" and together with the IFC Loan Agreements, collectively, the "IFC-OFID Loan Agreements");
WHEREAS, Parent, as guarantor, and the OFID Lender are parties to that certain Enforcement Shortfall Guarantee dated as of January 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Parent Guarantee"), whereby Parent guarantees the obligations of the 2011 OFID Borrowers under the 2011 OFID Loan Agreement;
WHEREAS, UABL Limited, as guarantor (in such capacity, the "2011 OFID Guarantor") and the OFID Lender are parties to that certain Guarantee Agreement dated as of January 13, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 OFID Guarantee" and together with the 2008 IFC Guarantee, the 2008 OFID Guarantee, the 2011 IFC Parent Guarantee, the 2011 IFC Guarantee and the 2011 OFID Parent Guarantee, collectively, the "IFC-OFID Guarantees" and together with the IFC-OFID Loan Agreements, collectively, the "IFC-OFID Loan Documents"), whereby the 2011 OFID Guarantor guarantees the obligations of the 2011 OFID Borrowers under the 2011 OFID Loan Agreement;
WHEREAS, the IFC Lender, the OFID Lender, and Wilmington Trust, National Association are parties to that certain Collateral Trust Agreement dated as of December 8, 2011 (as amended, restated, supplemented or otherwise modified from time to time, the "2011 Collateral Trust Agreement" and together with the 2008 Collateral Trust Agreement, collectively, the "Collateral Trust Agreements"), appointing Wilmington Trust National Association as security trustee (the "2011 Security Trustee" and together with the 2008 Security Trustee, collectively, the "Security Trustees") to hold the collateral securing the loans under the 2011 IFC Loan Agreement and the 2011 OFID Loan Agreement and setting forth the respective rights of the IFC Lender and the OFID Lender in and to such collateral;
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WHEREAS, the Parties have engaged in good faith discussions with each other and have agreed to support a proposed restructuring of the capital structure and financial obligations of the Company pursuant to the terms and conditions set forth in this Agreement and in accordance with the restructuring term sheet (the "Term Sheet") in the form attached hereto as Exhibit A (the foregoing, the "Restructuring");
WHEREAS, the Parties desire that the Restructuring be implemented through the commencement by the Company of voluntary reorganization cases (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and consummation of a plan of reorganization therein that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties (as defined below) in accordance and consistent in all material respects with this Agreement and the Term Sheet (such plan of reorganization, the "Plan").
NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:
1. Defined Terms.  The following terms used in this Agreement shall have the following definitions:
(a)   "Acceptable Ocean Sale" has the meaning set forth in Section 3(e).
(b)   "Ad Hoc Committee" means that certain ad hoc committee of Noteholders, comprised of the undersigned Noteholders as of the date hereof.
(c)   "Additional Supporting Noteholder" has the meaning set forth in Section 10.
(d)   "Agreement" means this Restructuring Support Agreement.
(e)   "Alternative Transaction" has the meaning set forth in Section 3(f).
(f)   "Ballot" means the ballot for the Plan delivered to the Noteholders, the IFC Lender, the OFID Lender and any other entity entitled to vote on the Plan and included in the Solicitation Documents.
(g)   "Bankruptcy Code" has the meaning set forth in the Recitals.
(h)   "Bankruptcy Court" has the meaning set forth in the Recitals.
(i)   "Chapter 11 Cases" has the meaning set forth in the Recitals.
(j)   "Collateral Trust Agreements" has the meaning set forth in the Recitals.
(k)   "Company" has the meaning set forth in the Preamble.
(l)   "Confirmation Order" means the order entered, or to be entered, as applicable, by the Bankruptcy Court confirming the Plan.
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(m)   "Cornamusa" means Corporacion de Navegacion Mundial S.A.
(n)   "Definitive Documents" has the meaning set forth in Section 2(c).
(o)   "Disclosure Statement" means the disclosure statement for the Plan that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties.
(p)   "IFC Lender" has the meaning set forth in the Preamble.
(q)   "IFC Loan Agreements" has the meaning set forth in the Recitals.
(r)   "IFC Loans" means the loans made by the IFC Lender under the IFC Loan Agreements.
(s)   "IFC-OFID Lenders" has the meaning set forth in the Preamble.
(t)   "IFC-OFID Loan Documents" has the meaning set forth in the Recitals.
(u)   "IFC-OFID Loan Purchase Agreement" means a loan purchase and assignment agreement by and among the IFC Lender, the OFID Lender, UABL Limited and Thurston Shipping Inc.
(v)   "Indenture" has the meaning set forth in the Recitals.
(w)   "Indenture Trustee" has the meaning set forth in the Recitals.
(x)   "Investment Agreement" means an agreement between two wholly-owned subsidiaries of Sparrow Capital Investments Ltd., Southern Cross, Parent and the River Business Holding Companies as contemplated by the Term Sheet and the Definitive Documents.
(y)   "Joinder Agreement" has the meaning set forth in Section 10.
(z)   "Majority Supporting Noteholders" means the Supporting Noteholders holding in the aggregate at least 50.1% of the aggregate principal amount of the Notes held by the Supporting Noteholders.
(aa)   "Management Services Agreement" means the agreement to be entered into by and among UABL S.A. and the Ocean Business Transferee in accordance with the Term Sheet.
(bb)   "Milestones" has the meaning set forth in Section 3(d).
(cc)   "Net Working Capital" means (i) the sum of the following assets of the Ocean Business: accounts receivable with unaffiliated clients, advances to unaffiliated suppliers, current tax credits reasonably expected to be realized on or before the one year anniversary of the date of calculation as set forth herein, and fuel and lubricant inventories, minus (ii) the sum of the following liabilities of the Ocean Business: accounts payable to unaffiliated suppliers, salaries and wages payable, accrued leave wages and accrued vacation, labor taxes payable and other taxes payable.
(dd)   "Noteholder" or "Noteholders" means a holder or holders of the Notes.
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(ee)   "Noteholder Confidentiality Agreements" means, collectively, each Confidentiality Agreement dated as of July 6, 2016, between the Parent and a Noteholder.
(ff)   "Notes" has the meaning set forth in the Recitals.
(gg)   "Ocean Business" means the assets and liabilities set forth on Schedule 3.
(hh)   "Ocean Business Equity" means the equity interests in each of Mondalva Shipping Inc. and Palmdeal Shipping Inc.
(ii)   "Ocean Business Capitalization Amount" means $3,000,000; provided, that such amount shall be reduced on a dollar for dollar basis by the aggregate amount spent, from and after the date hereof, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business.
(jj)   "Ocean Business Capitalization Requirements" means, collectively, (a) $2,500,000 of cash; provided that such amount shall be reduced on a dollar for dollar basis by the aggregate amount spent, from and after the date hereof, with the consent of the Majority Supporting Noteholders on capital expenditures outside the ordinary course of business with respect to the Ocean Business; and (b) a minimum of $500,000 of Net Working Capital.
(kk)   "Ocean Business Restructuring" means the restructuring of the Ocean Business as set forth on Schedule 4.
(ll)   "Ocean Business Sale Deadline" has the meaning set forth in Section 3(e).
(mm)   "Ocean Business Transferee" has the meaning set forth in Section 3(e).
(nn)   "Offshore Lenders" means each of the lenders described in the loan agreements set forth on Schedule 2 herein.
(oo)   "Offshore Obligations" means each of the obligations in favor of the Offshore Lenders.
(pp)   "OFID Lender" has the meaning set forth in the Preamble.
(qq)   "OFID Loan Agreements" has the meaning set forth in the Recitals.
(rr)   "OFID Loans" means the loans made by the OFID Lender under the OFID Loan Agreements.
(ss)   "Parent" has the meaning set forth in the Preamble.
(tt)   "Parties" has the meaning set forth in the Preamble.
(uu)   "Petition Date" means the date that the Chapter 11 Cases are commenced.
(vv)   "Plan" has the meaning set forth in the Recitals.
(ww)   "Restructuring" has the meaning set forth in the Recitals.
(xx)   "River Business" means the River Business Holding Companies, all of their direct and indirect subsidiaries and all of their respective assets, including vessels (including barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property, but excluding the Ocean Business.
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(yy)   "River Business Holding Companies" means, collectively, Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB Panama Inc., and UP River (Holdings) Ltd.
(zz)   "Securities Act" has the meaning set forth in the Recitals.
(aaa)   "Security Trustees" has the meaning set forth in the Recitals.
(bbb)   "Solicitation" means, collectively, (a) the solicitation by the Company of the Noteholders, the IFC Lender and the OFID Lender for the return of Ballots in favor of the Plan in accordance with the Solicitation Documents and (b) the solicitation by the Company of any other entities that may be entitled to vote on the Plan.
(ccc)   "Solicitation Documents" means the Disclosure Statement, the Plan and any other documents or agreements to be delivered to the Noteholders, the IFC Lender, the OFID Lender, Sparrow, Southern Cross and any other entities entitled to vote on the Plan in connection with the Solicitation, each of which shall be reasonably satisfactory in form and substance to each of the Company and the Supporting Parties.
(ddd)   "Solicitation Period" means the time period allotted for the Solicitation.
(eee)   "Southern Cross" has the meaning set forth in the Preamble.
(fff)   "Sparrow" has the meaning set forth in the Recitals.
(ggg)   "Subject Claims" means (a) the Notes, (b) the IFC Loans and (c) the OFID Loans.
(hhh)   "Subject Interests" means the equity interests in either (a) Parent if the Offshore Lenders consent to the Restructuring or (b) the River Business Holding Companies if the Offshore Lenders do not consent to the Restructuring.
(iii)   "Subsidiary" or "Subsidiaries" has the meaning set forth in the Preamble.
(jjj)   "Supermajority Supporting Noteholders" has the meaning set forth in Section 2(e).
(kkk)   "Supporting Creditors" means, collectively, the Majority Supporting Noteholders, the IFC Lender and the OFID Lender.
(lll)   "Supporting Noteholders" has the meaning set forth in the Preamble.
(mmm)   "Supporting Parties" means, collectively, Sparrow, Southern Cross, the Majority Supporting Noteholders, the IFC Lender and the OFID Lender.
(nnn)   "Termination Fee Tail Period" means the period from the date of this Agreement to and including the first anniversary of the date of this Agreement.
(ooo)   "Term Sheet" has the meaning set forth in the Recitals.
(ppp)   "Termination Fee Alternative Transaction" means an alternative offer, transaction, restructuring, liquidation, workout or plan of compromise or reorganization of the Company other than the Restructuring contemplated in this Agreement and the Definitive Documents; provided that an offer, transaction, restructuring, liquidation, workout or plan or compromise or reorganization of the Company that is solely with any or all of the Noteholders, the IFC Lender, the OFID Lender and any other creditor (and is not entered into, directly or indirectly, for the benefit of or on behalf of any other person (including pursuant to any contractual or other arrangement or understanding contemplating a future transfer to or transaction with such person)) shall not constitute a Termination Fee Alternative Transaction.
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(qqq)   "Transfer" has the meaning set forth in Section 9(a).
2. The Restructuring.
(a) The Restructuring will be implemented through the filing of the Chapter 11 Cases and the confirmation and consummation of the Plan.
(b) The Term Sheet is expressly incorporated herein by reference and is made part of this Agreement.  References to "the Agreement," "this Agreement," "herein" or "hereof" include this Agreement and each of the Exhibits.  Unless otherwise specified herein, the words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation."  In the event the terms and conditions as set forth in the Exhibits and this Agreement are inconsistent, the terms and conditions as set forth in this Agreement shall govern.
(c) Each Party shall negotiate in good faith and use commercially reasonable efforts to complete the definitive documentation (which shall include customary releases in favor of the Supporting Noteholders, the other Supporting Parties, management, directors and advisors) for the Restructuring and the transactions contemplated by this Agreement as reasonably necessary and appropriate to consummate the Restructuring, including each of the Investment Agreement, the Plan and all documents that will comprise supplements to the Plan, the Disclosure Statement, the IFC-OFID Loan Purchase Agreement, the Management Services Agreement, if requested by the Majority Supporting Noteholders in a form to be mutually agreed by UABL S.A., the Majority Supporting Noteholders, the IFC Lender and the OFID Lender, and the Confirmation Order in a form to be mutually agreed by the Parties (collectively, the "Definitive Documents"), each of which shall be consistent in all material respects with this Agreement and the Term Sheet and shall be in form and substance, and with representations, warranties, covenants and other terms and conditions, except as otherwise specified above, reasonably acceptable to (i) the Supporting Parties and (ii) the Company.
(d) Each Party shall act in good faith and use commercially reasonable efforts to complete the Restructuring in accordance with the deadlines specified below, which deadlines in all cases may be extended by written agreement of the Company and the Supporting Parties (collectively, the "Milestones"):
(i) the Definitive Documents (other than the Management Services Agreement and the Confirmation Order) shall be in final form reasonably satisfactory in all material respects to the Company and the Supporting Parties on or before November 23, 2016;
(ii) the Company shall (1) commence the Solicitation on or before November 30, 2016 and (2) keep the Solicitation open until no later than January 4, 2017;
(iii) the Chapter 11 Cases shall be commenced no later than January 10, 2017;
(iv) the Company shall file a motion to assume this Agreement on the Petition Date that is in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties;
(v) the Parties shall support and take all steps reasonably necessary to obtain entry of an order approving this Agreement in all material respects (including approval of any fee and expense reimbursement payable hereunder, including any Termination Fee payable to Sparrow) and the Company's assumption thereof, which order shall be in form and substance reasonably satisfactory in all material respects to the Company and the Supporting Parties and shall be entered by the Bankruptcy Court (and not be stayed) no later than February 9, 2017;
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(vi) the hearing to confirm the Plan, and approve the Disclosure Statement and Solicitation in connection therewith shall be held as soon as reasonably practicable, but in no event later than February 27, 2017; and
(vii) On or before February 28, 2017, (1) the Bankruptcy Court shall enter a Confirmation Order that is in form and substance reasonably satisfactory in all material respects to the Company and each of the Supporting Parties confirming the Plan, which order shall (x) provide, inter alia, that the Parties have proceeded in good faith in all respects in connection with the Chapter 11 Cases and the transactions contemplated by this Agreement and the Term Sheet and (y) approve the Company's assumption of the Investment Agreement, the Management Services Agreement and the IFC-OFID Loan Purchase Agreement and (2) the Company shall achieve substantial consummation of the Plan (the date of such consummation, the "Effective Date").
3. Obligations of the Company.  Subject to the terms and conditions of this Agreement, the Company shall support and take, and cause all of its direct and indirect subsidiaries to support and take, all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet and the Definitive Documents (including all obligations of the Company with respect to the costs of effecting the Restructuring, including the payment of the fees and expenses (including legal fees and expenses) set forth in this Agreement and the Definitive Documents), the foregoing shall not require Parent or its direct and indirect subsidiaries to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) permit and timely facilitate any and all commercially reasonable due diligence related to or in connection with the Ocean Business, including the Management Services Agreement, Cornamusa, the Ocean Business Restructuring, the Acceptable Ocean Sale and the Ocean Business Hand Over, if any;
(b) subject to the terms and conditions of this Agreement, from the date hereof until the date of the consummation of the Plan, (i) use commercially reasonable efforts to operate the River Business and the Ocean Business in the ordinary course of business consistent with past practice (which, for the avoidance of doubt, shall include no Ocean Business cash being transferred outside of the Ocean Business to Sparrow, Southern Cross or the Company or any of their respective Affiliates without the consent of the Majority Supporting Noteholders), (ii) promptly inform the Supporting Parties about all occurrences that are reasonably expected to have an adverse effect in any material respect on the assets, operations or relationships of the River Business taken as a whole or the Ocean Business taken as a whole and (iii) cause the Ocean Business to commit and spend through the effective date of the Plan capital expenditures with respect to the Ocean Business consistent with past practice and in the ordinary course (provided that any such expenditures shall be funded with available funds generated by the Ocean Business in excess of its expenses);
(c) effect the Ocean Business Restructuring in connection with any Acceptable Ocean Sale or, if applicable, the Ocean Business Hand Over;
(d) in accordance with the terms and conditions of this Agreement, concurrently solicit each of the Noteholders, the IFC Lender, the OFID Lender and any other entities that may be entitled to vote on the Plan for the return of their respective Ballots in favor of the Plan;
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(e) continue to market the Ocean Business for sale (including incurring customary marketing costs in connection therewith and engaging and negotiating in a timely fashion in good faith with any prospective purchasers) and seek to consummate such sale no later than the Effective Date (the "Ocean Business Sale Deadline") on terms and conditions (which shall include the transfer of (i) (x) $2.5 million of cash if such sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale if such sale occurs before or after January 31, 2017 and (ii) Net Working Capital of the Ocean Business in the amount of (x) a minimum of $500,000 if such sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale if such sale occurs before or after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection with such sale (including for any fees and reasonable expenses directly related to such sale)) acceptable to (1) the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) and (2) Sparrow and Southern Cross (such consent not to be unreasonably withheld, delayed or conditioned) to the extent the consummation of such sale results in any material tax liability for materially increases the obligations or liabilities of, or materially decreases the assets of, the River Business, Sparrow or Southern Cross (provided that (x) the Ocean Business Restructuring shall not be deemed to constitute a material increase in the obligations or liabilities of the River Business, Sparrow or Southern Cross and (y) the tax assets of the River Business that are being used to offset taxes arising in connection with such sale shall not be deemed to constitute a material decrease in the assets of the River Business) (the "Acceptable Ocean Sale"); provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Company shall, if requested by Noteholders holding in the aggregate at least 90% of the aggregate principal amount of the Notes held by all Supporting Noteholders (the "Supermajority Supporting Noteholders") no later than the earlier of (i) ten calendar days prior to such Ocean Business Sale Deadline and (ii) February 28, 2017 (the earlier of such date, the "Ocean Business Election Deadline"), transfer the Ocean Business Equity to an entity designated by the Majority Supporting Noteholders and held by the Indenture Trustee (the "Ocean Business Transferee") to receive such Ocean Business Equity on behalf of all Noteholders; provided further that to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Company that they will not be electing to receive the transfer of the Ocean Business Equity, in each case (x) the Ocean Business Equity shall be retained by Princely International Finance Corp. and all claims of the Noteholders with respect thereto shall be released and (y) the Company shall pay the Ocean Business Capitalization Amount in cash to the Noteholders (and each IFC-OFID Lender shall be paid its pro rata share of the True-Up Amount (as defined in the Term Sheet) promptly upon the Noteholders receipt of such payment) at the same time the Noteholder Cash Recovery (as defined in the Term Sheet) is paid.  In addition, any Noteholder on its own behalf may elect to not receive its pro rata share of the Ocean Business Transferee by delivering written notice of such election to the Indenture Trustee and the Company no later than three Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated pro rata among the remaining Noteholders.  For the avoidance of doubt, any such transfer of the Ocean Business Equity shall be in connection with, and subject to, the consummation of the Plan and in accordance with the terms set forth in the Term Sheet;
(f) except as set forth in Section 3(d), refrain from and cause its advisors and representatives to refrain from, directly or indirectly, taking any action to seek, solicit, initiate, encourage or assist the submission of, or entering into any discussions, negotiations or agreements regarding, any proposal, negotiation or offer relating to the capitalization or recapitalization of the Company, any refinancing of the Company's debt or other obligations, any other transaction involving securities issued by the Company, any sale of the Company's main assets, debt or equity, or any other transaction that would render the Restructuring incapable of being consummated on the terms set forth in this Agreement other than the Restructuring contemplated pursuant to this Agreement (each, an "Alternative Transaction");
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(g) promptly notify the Supporting Parties regarding any inquiries by third parties with respect to an Alternative Transaction of any kind;
(h) not take any actions that are inconsistent with this Agreement or the expeditious confirmation and consummation of the Plan;
(i) timely pay or reimburse by bank wire transfer in accordance with any applicable fee letters all reasonable and documented fees and out-of-pocket expenses, whether or not the Restructuring is consummated, of the Indenture Trustee, the Security Trustees, the Ad Hoc Committee, the Supporting Noteholders and the IFC-OFID Lenders (in accordance with the applicable IFC-OFID Loan Agreements); provided that legal and advisor fees and expenses shall be limited to the following: (i) Milbank, Tweed, Hadley & McCloy LLP, as counsel to the Ad Hoc Committee, in accordance with the terms set forth in that certain Letter Agreement dated as of December 10, 2015, accepted and agreed to by the Company; (ii) PJT Partners, L.P., as advisor to the Ad Hoc Committee, in accordance with the terms set forth in that certain Engagement Letter dated as of January 20, 2016, accepted and agreed to by the Company; (iii) Mayer Brown LLP, as counsel to the IFC-OFID Lenders, in accordance with the terms set forth in that certain Letter Agreement dated as of February 17, 2016, accepted and agreed to by the Company; (iv) FTI Consulting, Inc., as advisor to the IFC-OFID Lenders, in accordance with the terms set forth in that certain Letter Agreement dated as of January 20, 2016, accepted and agreed to by the Company, (v) Ober Kaler, as counsel to the Indenture Trustee; and (vi) any other local counsel and advisors retained by the Indenture Trustee, the Security Trustees, the Ad Hoc Committee or the IFC-OFID Lenders in connection with the Restructuring (in consultation with and subject to approval (such approval not to be unreasonably withheld, conditioned or delayed) by the Company, Sparrow and Southern Cross each in their reasonable discretion as to scope and cost in a mutual effort to manage costs to the estate); provided further no more than one local counsel or advisor per jurisdiction for each of the Indenture Trustee, the Security Trustees, the Ad Hoc Committee or the IFC-OFID Lenders shall be retained; provided further that prior to the Effective Date, all of the Company's obligations set forth in this Section 3(h) shall be current.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses pursuant to this Section 3(h) shall survive the termination of this Agreement.  The Company's agreement to timely pay or reimburse, as the case may be, the foregoing fees and expenses is an integral part of the transactions contemplated by this Agreement and the Term Sheet and, without such agreement, the members of the Ad Hoc Committee, the Supporting Noteholders and the IFC-OFID Lenders would not have entered into this Agreement;
(j) if this Agreement is terminated, and if such termination is not caused by a breach of this Agreement by Sparrow or Southern Cross or any Affiliate of either thereof (other than the Company or any of its subsidiaries to the extent such breach by the Company or any of its Subsidiaries was not caused by Sparrow or Southern Cross or by Sparrow's director nominees of the Company), pay or reimburse all reasonable and documented out-of-pocket legal fees and expenses of (a) Chadbourne & Parke LLP, as counsel to each of Sparrow and Southern Cross and (b) local counsel to Sparrow and Southern Cross (provided that no more than one local counsel or advisor per jurisdiction for Sparrow and Southern Cross, taken as a whole, shall be retained), in each case incurred on or after June 1, 2016 and in connection with the negotiation and documentation of this Agreement and the Definitive Documents and the consummation of the transactions contemplated hereby.  If this Agreement is terminated, and if such termination occurs in a manner set forth on Schedule 5 hereto, then no later than five (5) days following the consummation of a Termination Fee Alternative Transaction, the Company shall pay to Sparrow the Termination Fee (as defined below), by wire transfer, as directed by Sparrow, in immediately available funds; provided that no Termination Fee shall be paid if a Termination Fee Alternative Transaction is consummated with Sparrow or any Affiliate thereof on substantially similar terms to the terms set forth in this Agreement and the Term Sheet but without the breaching Supporting Creditor, if any, as a party to such Alternative Transaction.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses and the Termination Fee pursuant to this Section 3(i) shall survive the termination of this Agreement.  The Company's agreement to pay or reimburse, as the case may be, fees and expenses and the Termination Fee pursuant to this Section 3(i), to the extent the Company commences the Chapter 11 Cases, shall constitute an administrative expense of the Company under the Bankruptcy Code.  "Termination Fee" shall mean an amount equal to $1,825,000.  The Company's agreement to pay or reimburse, as the case may be, the fees and expenses and the Termination Fee pursuant to this Section 3(i) is an integral part of the transactions contemplated by this Agreement and the Term Sheet and, without such agreement, Sparrow and Southern Cross would not have entered into this Agreement;
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(k) provide draft copies of all "first day" motions, "second day" motions and other material pleadings or documents that the Company intends to file with the Bankruptcy Court to counsel for each of Sparrow, Southern Cross, the Ad Hoc Committee and the IFC-OFID Lenders at least three days prior to the date when the Company intends to file such document, and the form and substance of any such proposed filing shall be reasonably acceptable in form and substance in all material respects to each of the Supporting Parties prior to filing with the Bankruptcy Court;
(l) provide copies of all material documents or materials relating to the Restructuring that the Company shares with any third-parties, including any official committee appointed in the Chapter 11 Cases or the Office of the United States Trustee, with counsel for Sparrow, Southern Cross, the Ad Hoc Committee and the IFC-OFID Lenders;
(m) use commercially reasonable best efforts to obtain any and all required regulatory and/or third-party approvals necessary to consummate the Restructuring, the Acceptable Ocean Sale and, to the extent an Acceptable Ocean Sale is not consummated, the Ocean Business Hand Over, if so elected by the Supermajority Supporting Noteholders;
(n) use commercially reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;
(o) to the extent the Company has any right to vote or direct the vote of any Claim, vote or direct such vote in favor of the Plan; and
(p) except as provided for herein or in the Term Sheet, not assume or reject any executory contract or unexpired lease to which it is a party pursuant to Section 365 of the Bankruptcy Code without the prior written consent of Sparrow and Southern Cross.
4.                 Obligations of Supporting Noteholders.  Subject to the terms and conditions of this Agreement, each Supporting Noteholder (severally and not jointly), solely as it remains the legal owner, beneficial owner, and/or investment advisor or manager of or with power and/or authority to bind any claims held by it, shall support and take all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require the Supporting Noteholders or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) subject to the receipt by such Supporting Noteholder of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects (as determined as among the Supporting Noteholders by the Majority Supporting Noteholders), prior to the commencement of the Solicitation Period, acknowledge in writing that the Solicitation Documents contain "adequate information" as required under section 1125(a) of the Bankruptcy Code, the Solicitation satisfies the requirements for a pre-petition solicitation under section 1125(g) of the Bankruptcy Code and the return of Ballots in favor of the Plan constitutes and shall be deemed acceptance of the Plan under section 1126(b) of the Bankruptcy Code;
(b) subject to the receipt by such Supporting Noteholder of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects (as determined as among the Supporting Noteholders by the Majority Supporting Noteholders), prior to the expiration of the Solicitation Period (i) vote or cause to be voted each and every claim now owned or hereafter acquired by such Supporting Noteholder under the Notes and the Indenture in favor of the Restructuring and (ii) deliver its duly executed and completed Ballot accepting the Plan, provided that such vote and Ballot shall be deemed immediately revoked and deemed void ab initio without any further act by any Supporting Noteholder upon termination of this Agreement pursuant to the terms hereof;
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(c) not change or withdraw (or cause or direct to be changed or withdrawn) such vote or Ballot;
(d) to the extent it is permitted to opt out of any releases set forth in the Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(e) not directly or indirectly object to, delay, impede or take any other action to interfere with the acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(f) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(g) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring;
(h) use reasonable efforts to execute any document and give any notice, order or instruction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; provided that nothing set forth in this Agreement shall require any Supporting Noteholder to provide any information that it determines in its sole discretion to be sensitive or confidential;
(i) upon execution of this Agreement and until the earlier of the termination of this Agreement or the consummation of the Restructuring, each Supporting Noteholder shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the Term Sheet; and
(j) shall not direct any administrative agent, collateral agent, or the Indenture Trustee (as applicable) to take any action inconsistent with such Supporting Noteholder's respective obligations under this Agreement, and if any applicable administrative agent, collateral agent or the Indenture Trustee takes any action inconsistent with the Supporting Noteholder's obligations under this Agreement, the Supporting Noteholders shall promptly direct such administrative agent, collateral agent or the Indenture Trustee to cease and refrain from taking any such action so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the Indenture Trustee.
5. Obligations of the IFC-OFID Lenders. Subject to the terms and conditions of this Agreement, each IFC-OFID Lender (severally and not jointly) shall support and take all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require the IFC-OFID Lenders or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
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(a) subject to the receipt by such IFC-OFID Lender of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, prior to the commencement of the Solicitation Period, acknowledge in writing that the Solicitation Documents contain "adequate information" as required under section 1125(a) of the Bankruptcy Code, the Solicitation satisfies the requirements for a pre-petition solicitation under section 1125(g) of the Bankruptcy Code and the return of Ballots in favor of the Plan constitutes and shall be deemed acceptance of the Plan under section 1126(b) of the Bankruptcy Code;
(b) subject to the receipt by such IFC-OFID Lender of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, prior to the expiration of the Solicitation Period (i) vote or cause to be voted each and every claim  now owned or hereafter acquired by such IFC-OFID Lender under the IFC-OFID Loan Documents in favor of the Restructuring and (ii) deliver its duly executed and completed Ballot accepting the Plan; provided that such vote and Ballot shall be deemed immediately revoked and deemed void ab initio without any further act by any IFC-OFID Lender upon termination of this Agreement pursuant to the terms hereof;
(c) not change or withdraw (or cause or direct to be changed or withdrawn) such, vote or Ballot;
(d) to the extent it is permitted to elect whether to opt out of any releases set forth in the Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(e) not directly or indirectly object to, delay, impede or take any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(f) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(g) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring;
(h) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring; provided that nothing set forth in this Agreement shall require either IFC-OFID Lender to provide any information that it determines in its sole discretion to be sensitive or confidential:
(i) upon execution of this Agreement, until the earlier of the termination of this Agreement or the consummation of the Restructuring, each IFC-OFID Lender shall refrain from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Company other than as expressly permitted by the Term Sheet; and
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(j) neither IFC-OFID Lender shall direct the Security Trustees to take any action inconsistent with such IFC-OFID Lender's respective obligations under this Agreement, and if any Security Trustee takes any such inconsistent action, the IFC-OFID Lenders shall promptly direct such Security Trustee to cease and refrain from taking any such action so long as such direction by the IFC-OFID Lenders does not give rise to any additional indemnification obligations to the applicable Security Trustee.
6. Obligations of Southern Cross and Sparrow.  Subject to the terms and conditions of this Agreement, each of Southern Cross and Sparrow (severally and not jointly) shall support and take, and cause any of its affiliates to support and take, all actions necessary or reasonably requested by the other Parties to facilitate consummation of the Restructuring consistent with this Agreement, the Term Sheet and the Definitive Documents (provided that, except as expressly provided for in this Agreement, the Term Sheet or the Definitive Documents, the foregoing shall not require Southern Cross or Sparrow or their affiliates to pay any money or incur or assume any material obligation or liability in connection therewith), including:
(a) subject to the receipt by Sparrow and Southern Cross of the Solicitation Documents that reflect the terms of this Agreement and the Term Sheet in all material respects, (i) to timely vote, if solicited, all of its and its affiliate's claims (as defined in section 101(5) of the Bankruptcy Code) against, and interests in, the Company, now or hereafter owned by it (or any of its affiliates) or for which it now or hereafter serves as the nominee, investment manager, or advisor for holders thereof, to accept the Plan in accordance with the applicable procedures set forth in the Disclosure Statement and the Solicitation Documents with respect to the Plan and (ii) to the extent such election is available, not elect on its Ballot to preserve claims, if any, that it (or any of its affiliates) own or control that may be affected by any releases contemplated by the Plan;
(b) not change or withdraw (or cause to be changed or withdrawn) such vote or Ballot;
(c) not directly or indirectly object to, delay, impede or take any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring and the Plan;
(d) not directly or indirectly object to, delay, impede or take any other action to interfere with the Company's use of cash collateral as reasonably required for the implementation of the Restructuring and the Plan;
(e) not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets for the Company other than the Restructuring; and
(f) use reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate or otherwise give effect to the Restructuring, including with respect to Southern Cross, guarantying Sparrow's obligations under the Investment Agreement pursuant to the guaranty obligations of Southern Cross set forth therein; provided that nothing set forth in this Agreement shall require any of Southern Cross or Sparrow to provide any information that it determines in its sole discretion to be sensitive or confidential.
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The aggregate amount of any payments required to be made and obligations required to be assumed or incurred by Southern Cross under the terms of this Agreement shall in no event exceed $5 million in the aggregate; provided that the foregoing shall not limit (and shall not count towards such limit) any obligations that Southern Cross may have in any of the agreed upon Definitive Documents.  Upon the Definitive Documents being determined to be in agreed upon form pursuant to the terms set forth herein (and the execution and delivery (but not the effectiveness) of the Investment Agreement and the OFC-OFID Loan Purchase Agreement), liability of Southern Cross shall be, without duplication, the cumulative obligations of Sparrow and Southern Cross under each of this Agreement and the Investment Agreement (but only to the extent of obligations thereto related to the River Business); provided that such amount shall not be in excess of $73.0 million.

7. Effectiveness of the Agreement.  This Agreement shall become effective upon execution and delivery of counterpart signature pages to this Agreement by (a) Noteholders holding in the aggregate at least 66 2/3% of the outstanding aggregate principal amount of the Notes, (b) the IFC Lender, (c) the OFID Lender, (d) the Company, (e) Southern Cross and (f) Sparrow.
8. Acknowledgements.  This Agreement is not and shall not be deemed to be a solicitation for consents to the Plan.  The votes of the Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross will not be solicited until the Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross, as applicable, have received the Solicitation Documents.  In addition, this Agreement does not constitute an offer to issue or sell securities to any person, or the solicitation of an offer to acquire or buy securities, in any jurisdiction where such offer or solicitation would be unlawful.
9. Limitations on Transfer of Interests.
(a) Each Supporting Party shall not (a) sell, transfer, assign, pledge, hypothecate, pledge a lien, grant a participation interest in, or otherwise dispose of, directly or indirectly, any of its right, title, or interest in respect of any of such Supporting Party's Subject Claims or Subject Interests in whole or in part (except as contemplated in this Agreement), or (b) grant any proxies, deposit any of such Supporting Party's Subject Claims or Subject Interests into a voting trust, or enter into a voting agreement with respect to any such Subject Claims or Subject Interests (each of the actions described in clauses (a) and (b), a "Transfer"), unless such Transfer is to another Supporting Party or any other entity that first agrees in writing to be bound by the terms of this Agreement by executing and delivering to the Company and such Supporting Party a joinder substantially in the form attached hereto as Exhibit B (the "Joinder Agreement"), provided that nothing in this Section 9 shall prohibit or otherwise affect any Supporting Party's pledge of its Subject Claims or Subject Interests to such Supporting Party's own lender in the ordinary course of business so long as any such pledge shall be subject to, and the pledgee agrees to be bound by, the terms of this Agreement.  With respect to any Notes or other debt or equity interests held by the relevant transferee upon consummation of a Transfer in accordance with this Section 9, such transferee shall be deemed to make all of the representations and warranties of a Supporting Party set forth in Section 15 of this Agreement as of the date of such Transfer.  Upon compliance with the foregoing, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of such transferred rights and obligations.  Any Transfer made in violation of this Section 9 shall be deemed null and void and of no force or effect.
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(b) Notwithstanding Section 9(a), (i) an entity that is acting in its capacity as a Qualified Marketmaker shall not be required to be or become a Supporting Party to effect any transfer (by purchase, sale, assignment, participation, or otherwise) of any claim against, or interest in, the Company by a Supporting Party to a transferee; provided that such transfer by a Supporting Party to a transferee shall be in all other respects in accordance with and subject to Section 9(a) and (ii) to the extent that a Supporting Party, acting in its capacity as a Qualified Marketmaker, acquires any claim against, or interest in, the Company from a holder of such claim or interest who is not a Supporting Party, it may transfer (by purchase, sale, assignment, participation, or otherwise) such claim or interest without the requirement that the transferee be or become a Supporting Party in accordance with this Section 9.  For purposes of this this Section 9(b), a "Qualified Marketmaker" means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against, or interests in, the Company (including debt securities or other debt) or enter with customers into long and short positions in claims against, or interests in, the Company (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against, or interests in, the Company, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).
10. Additional Supporting Noteholders.  Any holder of the Notes may at any time become a party to this Agreement (an "Additional Supporting Noteholder") by executing a copy of the Joinder Agreement pursuant to which such Additional Supporting Noteholder will agree to be bound by the terms of this Agreement as a Supporting Noteholder hereunder.
11. Further Acquisition of Indebtedness.  This Agreement shall in no way be construed to preclude any Supporting Party or any of its affiliates from acquiring additional claims or other interests in the Company.  Each Supporting Party agrees, severally and not jointly, that such additional claims or interests shall be subject to the terms of this Agreement.
12. Appearance as Party-in-Interest.  Nothing in this Agreement shall, or shall be deemed to, prohibit any Supporting Party or any of such Supporting Party's officers or representatives, from appearing as a party-in-interest in any matter to be adjudicated in the Chapter 11 Cases if such appearance and the positions advocated in connection therewith are for the purposes of contesting whether any matter, fact or thing, is a breach of, or inconsistent with, this Agreement.
13. Further Assurances.  From and after the date hereof, the Parties shall execute and deliver all such agreements, instruments and documents and to take all such further actions as the Company or a Supporting Party may reasonably deem necessary from time to time to carry out the intent and purpose of this Agreement and implement and consummate the Restructuring.
14. Termination.
(a) Company's Right to Terminate.  The Company may terminate this Agreement as to all Parties upon five business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events; provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five business day notice period:
(i) the Company's independent directors as of the date of this Agreement (which, for the avoidance of doubt, are George Wood, John Wobensmith and Barry Ridings and any replacements thereof in consultation with and reasonably acceptable to the Supporting Creditors) unanimously determine, in good faith and upon advice of their advisors and subject to the terms and conditions of this Agreement, that the Company's performance under this Agreement is inconsistent with the independent directors' exercise of their fiduciary duties under applicable law;
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(ii) any material breach by any of the other Parties to this Agreement of any of their respective material obligations under this Agreement that materially and adversely impacts the Company;
(iii) termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement;
(iv) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any permanent and final injunction, judgment, decree, charge, ruling or order preventing the consummation of the Restructuring and that would materially and adversely impact the Company; or
(v) the failure to meet any Milestone as a result of the breach by the Supporting Creditors of their obligations under this Agreement.
(b) Supporting Parties' Right to Terminate.  Each of the Supporting Parties may terminate this Agreement as to all Parties upon five business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events, if such event remains uncured (but only to the extent that such event is capable of being cured) after the expiration of such five business day notice period:
(i) the final Solicitation Documents or Definitive Documents include terms that are inconsistent in any material respect with the Term Sheet and this Agreement with respect to such Supporting Party, unless such variance in terms has been approved in writing by the Company and such Supporting Party; provided that nothing in this Section shall override the rights set forth in Section 21.
(ii) the filing by the Company of any motion or other request for relief, and such filing or request is not withdrawn or dismissed within seven days, seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan;
(iii) the Company fails to contest, in a timely and appropriate manner, the filing by any party of any motion or other request for relief seeking (1) to voluntarily dismiss the Chapter 11 Cases, (2) conversion of the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointment of a trustee or an examiner with expanded powers pursuant to section 1104 of the Bankruptcy Code in the Chapter 11 Cases or (4) to effectuate a plan of reorganization other than the Plan;
(iv) the entry of an order by the Bankruptcy Court (1) dismissing the Chapter 11 Cases, (2) converting the Chapter 11 Cases to cases under chapter 7 of the Bankruptcy Code, (3) appointing a trustee or an examiner with expanded powers beyond those set forth in sections 1106(a)(3) and (4) of the Bankruptcy Code in the Chapter 11 Cases or (4) the effect of which would render the Plan incapable of consummation on the terms set forth herein;
(v) (1) the filing by the Company of any motion (2) or the entry of an order by the Bankruptcy Court, in each case approving a material payment to any party (whether in cash, equity or other property or whether as adequate protection, settlement of a dispute, or otherwise) that would be materially inconsistent with the treatment of such party under the Term Sheet or the Definitive Documents and/or such payment would materially and adversely affect such Supporting Party;
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(vi) the filing by the Company of any motion or other request for relief seeking to (1) approve or implement any debtor-in-possession financing that is not proposed, agreed, or consented to by the Company, the Supporting Creditors, Sparrow and Southern Cross in their sole discretion and/or (2) approve the Company's use of the Noteholders' or the IFC-Lenders' cash collateral without the consent of (A) the Majority Supporting Noteholders or the IFC-OFID Lenders, as the case may be, (B) Sparrow and (C) Southern Cross; provided that to the extent the Company is seeking to use cash collateral as reasonably required for the implementation of the Restructuring and the Plan, such consent shall not be unreasonably withheld, conditioned or delayed; provided further in the event of any distribution of the cash collateral to the Noteholders or the IFC-OFID Lenders, such distribution shall be made in accordance with the percentages set forth in the definitions of Initial Noteholder Cash Recovery and Initial IFC/OFID Cash Recovery (as each are defined in the Term Sheet).
(vii) any governmental authority, including any regulatory authority or court of competent jurisdiction, shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Company;
(viii) the failure to meet any Milestone; provided that the failure to achieve any such Milestone is not as a result of the breach by such Supporting Party of its obligations under this Agreement;
(ix) any material breach by any of the other Parties of any of their respective material obligations under this Agreement that materially and adversely impacts such Supporting Party; or
(x) termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement.
(c) Mutual Termination.  This Agreement, and the obligations of all Parties hereunder, may be terminated, upon written notice to all other Parties in accordance with Section 31, by mutual agreement among (a) the Company and (b) each of the Supporting Parties.
(d) For the avoidance of doubt, the Company's commencement of the Chapter 11 Cases in accordance with the terms of this Agreement shall not provide any Party with an independent right to terminate this Agreement.
(e) Effect of Termination.  Upon termination of this Agreement in accordance with Section 14(a), (b) or (c), (i) this Agreement shall be of no further force and effect with respect to the Parties and such Parties shall be released from their commitments, undertakings and agreements under or related to this Agreement, and shall have the rights and remedies that they would have had if they had not entered into this Agreement, and shall be entitled to take all actions, whether with respect to the Restructuring or otherwise, that they would have been entitled to take had they not entered into this Agreement, and (ii) any and all consents and/or votes delivered by the Parties shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner in connection with this Agreement, the Restructuring or otherwise.  Notwithstanding the foregoing, in no event shall such termination relieve any Party from (x) liability for its breach or non-performance of its obligations hereunder prior to the date of such termination and (y) obligations under this Agreement that by their terms expressly survive any such termination.
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15. Representations and Warranties.  Each of the applicable Parties represents and warrants as to itself only, severally and not jointly, to each other Party, as of the date of this Agreement, as follows:
(a) Enforceability.  It is validly existing and in good standing under the laws of the jurisdiction of its organization (or in the case of the IFC-OFID Lenders, it is validly established by its member countries), and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against it in accordance with its terms, except as may be limited by applicable law; provided that no provision of this Agreement shall constitute a waiver of the IFC-OFID Lenders' rights and privileges referenced in Section 32(b).
(b) No Consent or Approval.  Except as expressly provided in this Agreement, no consent or approval is required by any other person or entity in order for it to perform its respective obligations under this Agreement.
(c) Power and Authority.  It has all requisite corporate or partnership, as applicable, power and authority to enter into this Agreement and to carry out the Restructuring and to perform its respective obligations under this Agreement.
(d) Authorization.  The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.  The Parties further represent and warrant that their respective boards or directors or similar decision making authorities, as applicable, have approved this Agreement by all requisite action.
(e) No Conflict. The execution, delivery and performance by it of this Agreement does not (a) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational document) or (b) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).
(f) Eligibility.  With respect to each Supporting Noteholder, (i) it is either (1) a qualified institutional buyer as defined in Rule 144A of the Securities Act, (2) an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act or (3) a non-U.S. Person as defined in Regulation S under the Securities Act and will not acquire any securities issued by the Company in connection with the Restructuring for the account or benefit of any U.S. Person and (ii) any securities acquired by such Supporting Noteholder in connection with the Restructuring described herein and in the Term Sheet will have been acquired for investment purposes and not with a view to distribution.
(g) Ownership by Parties.  As of the date each Supporting Party executes this Agreement, (i) such Supporting Party either (1) is the legal and beneficial owner of the aggregate principal amount of the Notes, the IFC Loans, the OFID Loans and/or the equity interests (including common stock and warrants) in Parent set forth on its signature page, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Supporting Party's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, or (2) has investment or voting discretion or control with respect to discretionary accounts for the holders or beneficial owners of the aggregate principal amount of the Notes, the IFC Loans, the OFID Loans and/or equity interests (including common stock and warrants) in Parent set forth on its signature page and has the power and authority to bind the beneficial owner(s) of such claims and interests to the terms of this Agreement, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Supporting Party's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, and (ii) such Supporting Party has full power and authority to vote on and consent to all matters concerning the Notes, the IFC Loans, the OFID Loans and/or the equity interests (including common stock and warrants) in Parent set forth on its signature page and to exchange, assign, and transfer its claims.
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(h) Parent represents and warrants that: (i) it is the record and beneficial holder of all of the equity interests in each of the River Business Holding Companies; (ii) all of such equity interests have been duly authorized and are validly issued, fully paid and non-assessable, free and clear of any liens, claims and encumbrances of any kind (other than liens permitted under the Indenture) and have been issued in compliance with applicable law; (iii) none of Parent's equity interests in the River Business Holding Companies are subject to, or have been issued in violation of, preemptive or similar rights; and (iv) no voting trusts, proxies, or other agreements or understandings exist with respect to the voting equity interests of the River Business Holding Companies other than pledges of such equity interests to the Indenture Trustee or the Security Trustees.
(i) Proceedings.  The Company represents and warrants that no litigation or proceeding before any court, arbitrator, or administrative or governmental body is pending against it that would adversely affect its ability to enter into this Agreement or perform its obligations hereunder.
(j) Accuracy of Information. The Company represents that none of the materials and information provided in writing by or on behalf of the Company to the Supporting Noteholders or the IFC-OFID Lenders in connection with the Restructuring contemplated in this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.
(k) Offshore Lenders.  Parent represents and warrants that, except for claims against Cornamusa, none of the Offshore Lenders have any claims against the River Business or the Ocean Business.
(l) Ocean Business.  The assets (including any and all existing rights, permits, approvals and authorizations necessary to operate the Company's ocean business) and liabilities of the entities set forth on Schedule 3 represent in all material respects the Company's ocean business and such assets and liabilities together with (i) the services to be provided under the Management Services Agreement, if applicable, and (ii) the services of a chief executive officer are sufficient to operate such ocean business as a standalone business in the ordinary course and consistent with past practice, including those rights, permits, approvals, temporary flagging rights and authorizations necessary for the operation of the ocean business in the jurisdiction in which it operates (i.e. Argentina) as currently conducted, and all such assets, rights, permits, approvals, flagging rights and authorizations  shall be transferred to or retained by the Ocean Business, as applicable, pursuant to the Ocean Business Restructuring and transferred to any purchaser of the Ocean Business in connection with any Acceptable Ocean Sale or, if applicable, the Ocean Business Transferee as part of the Ocean Business Hand Over.  The Company represents and warrants that as of the date hereof, the Ocean Business has a current cash balance of no less than $2.0 million. To the best of the Company's knowledge, the Ocean Business Hand Over will not impose upon any Noteholder or IFC-OFID Lender any regulatory or reporting requirements in the jurisdictions in which the Ocean Business operates.
16. Direction to Indenture Trustee and Security Trustees.
(a) The Supporting Noteholders agree that, as long as this Agreement has not been terminated, to the extent permitted by the Indenture, this Agreement shall be deemed a direction to the Indenture Trustee under the Indenture to take all actions consistent with this Agreement to support consummation of the Restructuring and the transactions contemplated by the Definitive Documents so long as such direction by the Supporting Noteholders does not give rise to any additional indemnification or other material obligations to the Indenture Trustee.
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(b) Each IFC-OFID Lender agrees that, as long as this Agreement has not been terminated, to the extent permitted by the Collateral Trust Agreements, this Agreement shall be deemed a direction to each Security Trustee under their respective Collateral Trust Agreement to take all actions consistent with this Agreement to support the consummation of the Restructuring and the transactions contemplated by the Definitive Documents so long as such direction by the applicable IFC-OFID Lender does not give rise to any additional indemnification or other obligations to either Security Trustee.
17. Tax Implications.  Each Party agrees to use its commercially reasonable efforts, including by agreeing to, executing and delivering any necessary documents consistent with the terms of the Restructuring and the Term Sheet, to minimize the tax ramifications of the Restructuring, including, but not limited to, any cancellation of debt income; provided that such actions do not require such Party to incur or assume any material obligation or liability or otherwise have a material adverse effect on such Party.
18. Enforceability.  Each of the Parties acknowledges and agrees that this Agreement is being executed in connection with negotiations concerning the Restructuring and in contemplation of the Chapter 11 Cases, and (a) the rights granted in this Agreement are enforceable by each signatory hereto without approval of the Bankruptcy Court and (b) the Company waives any right to assert that the exercise of such rights by Southern Cross, any Supporting Party or the Indenture Trustee violates the automatic stay provisions of the Bankruptcy Code.
19. Governing Law; Jurisdiction.
(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
(b) By its execution and delivery of this Agreement, each Party hereto irrevocably and unconditionally agrees for itself that from the Petition Date any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the Bankruptcy Court.  By execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the Bankruptcy Court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.
(c) In the event the Bankruptcy Court does not have or refuses to exercise jurisdiction with respect to this Agreement and any disputes arising therefrom, any legal action, suit, or proceeding against or among the Parties with respect to any matter under or arising out of or in connection with this Agreement, or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, may be brought in the District Court for the Southern District of New York, and by execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the District Court for the Southern District of New York, as applicable.
20. Entire Agreement.  This Agreement (including, for the avoidance of doubt, the Exhibits) constitute the entire agreement with respect to the Restructuring and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of each of the Parties, whether oral, written, or implied, as to the subject matter hereof.
22

21. Amendment or Waiver.  Except as otherwise specifically provided herein, this Agreement may not be modified, amended, or supplemented unless such modification, amendment, or supplement is in writing and has been signed by the Company and the Supporting Parties; provided that (a) no such modification waiver, amendment, or supplement shall without the consent of each of the Supporting Noteholders reduce the amount of cash consideration to be distributed on account of the Notes as set forth in the Term Sheet and (b) the Majority Supporting Noteholders and the IFC-OFID Lenders may amend the definitions of "Initial IFC/OFID Cash Recovery" and "Initial Noteholder Cash Recovery" without the consent of any other Party.   No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).
22. Specific Performance; Remedies Cumulative.  This Agreement is intended as a binding commitment enforceable in accordance with its terms.  Each Party acknowledges and agrees that the exact nature and extent of damages resulting from a breach of this Agreement are uncertain at the time of entering into this Agreement and that any such breach of this Agreement would result in damages that would be difficult to determine with certainty.  It is understood and agreed that money damages would not be a sufficient remedy for any such breach of this Agreement, and that any non-breaching Party shall be entitled to seek specific performance and injunctive relief as remedies for any such breach, and each Party further agrees to waive, and to cause each of their representatives to waive, any requirement for the securing or posting of any bond in connection with requesting such remedy.  Such remedies shall not be deemed to be the exclusive remedies for the breach of this Agreement by any Party or its representatives.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy by any Party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy hereunder.
23. Construction.  This Agreement constitutes a fully negotiated agreement among commercially sophisticated parties and therefore shall not be construed or interpreted for or against any Party, and any rule or maxim of construction to such effect shall not apply to this Agreement.
24. Receipt of Information; Representation by Counsel.  Each Party acknowledges that it has received adequate information to enter into this Agreement and that it has been, or has had an opportunity to be, represented by counsel in connection with the Restructuring, this Agreement, the Term Sheet and the transactions contemplated herein and therein.  Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.
25. Binding Effect; Successor and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns, heirs, transferees, executors, administrators, and representatives, in each case solely as such parties are permitted under this Agreement.
26. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement.  The signatures of all of the Parties need not appear on the same counterpart.  Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.
23

27. Headings; Schedules and Exhibits.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.  References to sections, unless otherwise indicated, are references to sections of this Agreement.
28. Severability and Construction.  If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.
29. Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE.  EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER.  THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.
30. Notices.  All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified; (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:
To the Parent or the Company at:

Ultrapetrol (Bahamas) Limited
c/o H&J Corporate Services Ltd.
Ocean Center
Montagu Foreshore
East Bay Street
O,O. Box SS-19084
Nassau, Bahamas
Attention: Secretary
Email:
24

With a copy (which shall not constitute notice) to:

Ultrapetrol (Bahamas) Limited
Leandro N. Alem 986
11th Floor
(C1001AAR) Buenos Aires
Argentina
Attention: Chief Financial Officer
Email:

and

Zirinsky Law Partners PLLC
The Seagram Building
375 Park Avenue, Suite 2607
New York, New York 10152
Attention: Bruce Zirinsky
Email:

and

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Lawrence Rutkowski
Email:
Facsimile: 212-480-8421

To the Supporting Noteholders:

c/o Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005
Attention:  Tyson M. Lomazow
Email:
Facsimile:  212-822-5367

With a copy (which shall not constitute notice) to:

Manufacturers and Traders Trust Company
Corporate Trust Administration
25 South Charles Street
Baltimore, Maryland 21201
Attention:  Dante M. Monakil
Email:
Facsimile: 410-244-4236

and
25

Milbank, Tweed, Hadley & McCloy LLP
2029 Century Park East, 33rd Floor
Los Angeles, California 90067
Attention:  Eric R. Reimer
Email:
Facsimile:  213-892-4777

To the IFC Lender:

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433
Attention: Department of Special Operations (CSO), Director Mohamed Gouled
Facsimile: 202-974-4305 and 202-974-3850

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: Douglas A. Doetsch
Email:
Facsimile: 312-706-9246

To the OFID Lender:

The OPEC Fund for International Development
Parkring 8
A-1010 Vienna
Austria
Attention: Head of Private Sector & Trade Finance Operations Department
Email:
Facsimile: 43-1-5139238

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 S. Wacker Drive
Chicago, Illinois 60606
Attention: Douglas A. Doetsch
Email:
Facsimile: 312-706-9246

To Sparrow at:

Sparrow Capital Investments Ltd.
c/o GTC Corporate Services Limited
Sassoon House
Shirley St. & Victoria Ave.
P.O. Box SS-5383
Nassau, New Providence, The Bahamas
Attention: Gonzalo Alende Serra
Email:
Facsimile: 242-328-1069
26

With a copy (which shall not constitute notice) to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton E. Grosz and Kevin C. Smith
Email:  and
Facsimile:  212-541-5369

To Southern Cross at:

Southern Cross Latin America Private Equity Fund III, L.P.
Southern Cross Latin America Private Equity Fund IV, L.P.
199 Bay Street
Commerce Court West, Suite 4000
Toronto, Ontario  M5L 1A9
Attention: Gonzalo Alende Serra
Email:
Facsimile: 416-863-2653

and

Southern Cross Group, LLC
1680 Michigan Avenue
Suite 1000
Miami Beach, FL 33139
Attn: Ricardo Rodriguez
Email:
Facsimile: 914-698- 4395

and

Southern Cross Group
Av. Libertador 602, Piso 5
C1001ABT
Buenos Aires, Argentina
Attention: Gonzalo Alende Serra
Email:
Facsimile: +54 11 4816 2469

With a copy (which shall not constitute notice) to:

Chadbourne & Parke LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Morton E. Grosz and Kevin C. Smith
Email:  and
Facsimile:  212-541-5369

or to such other address as may have been furnished by a Party to each of the other Parties by notice given in accordance with the requirements set forth above.
27

31. No Third-Party Beneficiaries.  This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.
32. No Waiver of Participation and Reservation of Rights.
(a) Except as expressly provided in this Agreement and in any amendment among the Parties, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each Party to protect and preserve, its rights, remedies, and interests, including any claims against the other Parties (or their affiliates or subsidiaries) and any defenses to any claims of other Parties.  If the transactions contemplated by this Agreement or in the Term Sheet are not consummated, or if this Agreement is terminated for any reason, each Party fully reserves any and all of their rights remedies, or interests, including with respect to the Company's use or disposition of cash collateral.
(b) With respect to the IFC-OFID Lenders, no provision of this Agreement shall limit or shall be construed to be a waiver of any right or privilege of (i) the IFC Lender under its Articles of Establishment and each applicable international convention or applicable law or (ii) the OFID Lender under The Agreement Establishing the OPEC Fund for International Development, the OFID Lender's Headquarters Agreement, each applicable international convention or treaty and the Agreement for the Encouragement and Protection of Investment between the OFID Lender and Paraguay.
33. No Admissions.  This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever.  Each Party denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert.  No Party shall have, by reason of this Agreement, a fiduciary relationship in respect of any other Party or any person or entity, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein.  This Agreement and the Restructuring are part of a proposed settlement of a dispute among the Company, Sparrow, Southern Cross, the Supporting Noteholders and the IFC-OFID Lenders.  Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto and related to the Restructuring shall not be admissible into evidence in any proceeding other than a proceeding involving enforcement of the terms of this Agreement.
34. Public Disclosure of Agreement.  The Company may disclose the existence of and material terms of this Agreement (other than the amount of Notes held by any Noteholder) and the Term Sheet (i) in a press release or public filing to the extent required by law (provided that the Company has provided a copy of such press release to the Supporting Creditors reasonably in advance of its publication, unless impracticable with respect to the Company's compliance with its legal obligations) or as required by the Majority Supporting Noteholders in accordance with the terms of the Noteholder Confidentiality Agreements (and the Majority Supporting Noteholders may make such disclosure in the event the Company has not complied with its obligations under the Noteholder Confidentiality Agreements), (ii) to its affiliates and the partners, directors, officers, employees, agents, trustees, managers, counsel, advisors and auditors of the Company and its affiliates (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential) or (iii) to any other person or entity solely with the written consent of the Supporting Creditors.  Except as set forth in the sentence immediately above, without the consent of any Supporting Noteholder, the Company may not publish or disclose in any announcement or disclosure such individual Supporting Noteholder's identity and ownership of the Notes.
35. Disclosure of Holdings.  Unless required by a court of competent jurisdiction, no Party shall disclose the principal amount of the debt instruments held by any Supporting Noteholder or IFC-OFID Lender to any person other than its legal counsel.
[The remainder of this page is intentionally left blank.]
28

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
ULTRAPETROL (BAHAMAS) LIMITED

By:	/s/ Eduardo Ojea Quintana
Name: Eduardo Ojea Quintana
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ULTRAPETROL S.A.

By:	/s/ Maria Cecilia Yad
Name: Maria Cecilia Yad
Title: President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

UABL S.A.

By:	/s/ Maria Cecilia Yad
Name: Maria Cecilia Yad
Title: President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

UABL LIMITED

By:	/s/ Eduardo Ojea Quintana
Name: Eduardo Ojea Quintana
Title: Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

UP River (Holdings) Ltd.

By:	/s/ Eduardo Ojea Quintana
Name: Eduardo Ojea Quintana
Title: Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Corporación de Navegación Mundial S.A.

By:	/s/ Maria Cecilia Yad
Name:	Maria Cecilia Yad
Title:	President

By:	/s/ Gonzalo Alende Serra
Name:	Gonzalo Alende Serra
Title:	Director

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DAMPIERRE HOLDINGS SPAIN CEDARINO SAU

By:	/s/ Alvaro Lecueder
Name:	Alvaro Lecueder
Title:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DINGLE BARGES INC EASTHAM BARGES INC

By:	/s/ Oreys M. Cedeño
Name:	Oreys M. Cedeño
Title:	Director/Vice-president

By:	/s/ Michell Saez
Name:	Michell Saez
Title:	Director/Secretary

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GENERAL VENTURES INC

By:	/s/ Oreys M. Cedeño
Name:	Oreys M. Cedeño
Title:	Attorney-in-Fact

By:	/s/ Michell Saez
Name:	Michell Saez
Title:	Attorney-in-Fact

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

OCEANPAR S.A. PARFINA S.A. PARABAL S.A. UABL PARAGUAY S.A. COMPAÑIA PARAGUAYA DE TRANSPORTE FLUVIAL S.A. RIVERPAR S.A.

By:	/s/ Francisco Mackinlay
Name:	Francisco Mackinlay
Title:	President

By:	/s/ Edmundo Quevedo Ibarra
Name:	Edmundo Quevedo Ibarra
Title:	Vice-President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MASSENA PORT S.A.

By:	/s/ Alvaro Lecueder
Name:	Alvaro Lecueder
Title:	Vice-President

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PRINCELY INTERNATIONAL FINANCE CORP.
THURSTON SHIPPING INC.
ARLENE INVESTMENTS INC.
BRINKLEY SHIPPING INC.
DANUBE MARITIME INC.
RIVERVIEW COMMERCIAL CORP.
MARINE FINANCIAL INVESTMENTS CORP.
UABL BARGES (PANAMA) INC.
UABL TOWING SERVICES S.A.
UP RIVER TERMINALS (PANAMA) SA.
UPB (PANAMA) INC.
REGAL INTERNATIONAL INVESTMENTS S.A.
HALLANDALE COMMERCIAL CORP.
LONGMOOR HOLDINGS INC.

By:	/s/ Clarissa P. de Aguirre
Name:	Clarissa P. de Aguirre
Title:	Attorney-in-Fact

By:	/s/ Elsa Ma. Sousa
Name:	Elsa Ma. Sousa
Title:	Attorney-in-Fact

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

PALMDEAL SHIPPING INC

By:	/s/ Clarissa P. de Aguirre
Name:	Clarissa P. de Aguirre
Title:	Attorney-in-Fact

By:	/s/ Elsa Ma. Sousa
Name:	Elsa Ma. Sousa
Title:	Attorney-in-Fact

Signature Pages for Supporting Noteholders

Master Trust Bank OC Japan Ltd. Re: Fidelity US High Yield, by Fidelity Management and Research Company as Investment Manager

By:	/s/ Stacie M. Smith
Name:	Stacie M. Smith
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Funds SICAV / Fidelity Funds – US High Yield

By:	/s/ Stacie M. Smith
Name:	Stacie M. Smith
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Strategic Investmen Mother Fund By: Fidelity Management & Research Company as Investment Manager

By:	/s/ Stacie M. Smith
Name:	Stacie M. Smith
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Japan Trust Services Bank, Ltd. Re: Fidelity High Yield Bond Open Mother Fund, By: Fidelity Management & Research Company As Investment Manager

By:	/s/ Stacie M. Smith
Name:	Stacie M. Smith
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Summer Street Trust: Fidelity High Income Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Fidelity Summer Street Trust: Fidelity High Income Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity American High Yield Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Advisor Series 1: Fidelity Advisor High Income Advantage Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Central Investment Portfolios LLC: Fidelity High Income Central Fund 2

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Summer Street Trust: Fidelity Capital & Income Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Puritan Fund: Fidelity Puritan Trust

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Advisor Series II: Fidelity Advisor Strategic Income Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity School Street Trust: Fidelity Strategic Income Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Canadian Balanced Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Summer Street Trust: Fidelity Global High Income Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Canadian Asset Allocation Fund

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Variable Insurance Product Fund V: Strategic Income Portfolio

By:	/s/ Jeffrey Christian
Name:	Jeffrey Christian
Title:	Authorized Signatory

[Signature Page to Restructuring Support Agreement]

Fidelity Institutional U.S. High Yield Fund – Series 1, By: FIAM LLC as Sub Advisor

By:	/s/ Dana Rancourt
Name:	Dana Rancourt
Title:	Director

[Signature Page to Restructuring Support Agreement]

JP Morgan Investment Management Inc., as Investment Manager

By:	/s/ William J. Morgan
Name:	William J. Morgan
Title:	Managing Director

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

JP Morgan Chase Bank, N.A., as Trustee

By:	/s/ William J. Morgan
Name:	William J. Morgan
Title:	Managing Director

[Signature Page to Restructuring Support Agreement]

MFS INTERMEDIATE HIGH INCOME FUND* (CIH)

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS MERIDIAN FUNDS-EMERGING MARKETS DEBT FUND (EDF) By Its Investment Manager, MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ David Cole
Name:	David Cole
Title:	As authorized representative and not individually

[Signature Page to Restructuring Support Agreement]

MFS SERIES TRUST X ON BEHALF OF ONE OF ITS SERIES, MFS EMERGING MARKETS DEBT FUND* (EMD)

By:	/s/ David Cole
Name:	David Cole
Title:	As authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS Heritage Trust Company as trustee for the MSF Emerging Markets Debt Fund of MFS Heritage Trust Company Collective Investment Trust (HTE)

By:	/s/ David Cole
Name:	David Cole
Title:	As authorized representative and not individually

[Signature Page to Restructuring Support Agreement]

MFS SERIES TRUST III ON BEHALF OF ONE OF ITS SERIES, MFS GLOBAL HIGH YIELD FUND* (HYO)

By:	/s/ David Cole
Name:	David Cole
Title:	As authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS SERIES TRUST III ON BEHALF OF ONE OF ITS SERIES, MFS HIGH YIELD POOLED PORTFOLIO* (HYP)

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

MFS VARIABLE INSURANCE TRUST II ON BEHALF OF ONE OF ITS SERIES, MFS HIGH YIELD PORTFOLIO* (HYS)

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS MERIDIAN FUNDS-GLOBAL HIGH YIELD FUND (IGF) By its investment manager, MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ David Cole
Name:	David Cole
Title:	As authorized representative and not individually

[Signature Page to Restructuring Support Agreement]

MFS EMERGING MARKETS DEBT LLC* (LLE) By its investment manager, MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS SERIES TRUST III ON BEHALF OF ONE OF ITS SERIES, MFS HIGH INCOME FUND* (MFH)

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS SPECIAL VALUE TRUST* (MFV)

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS MULTIMARKET INCOME TRUST* (MMT)

By:	/s/ David Cole
Name:	David Cole
Title:	Its authorized representative and not individually

_____________
* A copy of the Declaration of Trust of the undersigned (the "Trust") is on file with the Secretary of State of The Commonwealth of Massachusetts. You acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, you further acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, you also agree that the obligations of each series hereunder shall be several and not joint, in accordance with is proportionate interest hereunder, and you agree not to proceed against any series for the obligations of another series.

[Signature Page to Restructuring Support Agreement]

MFS Institutional Advisors, Inc., soley in its capacity as agent and authorized signatory, on behalf of the assets managed for WestRock Company Master Retirement Trust (MVE)

By:	/s/ David Cole
Name:	David Cole
Title:	As authorized representative and not individually

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Western Asset Management Company, as Investment Manager and Agent on Behalf of Certain of its Clients

By:	/s/ Adam Wright
Name:	Adam Wright
Title:	Manager, U.S. Legal Affairs

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

LORD, ABBETT & CO. LLC as Investment Adviser ot multiple holders holdings Ultrapetrol notes

By:	/s/ Lawrence H. Kaplan
Name:	Lawrence H. Kaplan
Title:	Member & General Counsel

[Signature Page to Restructuring Support Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

By:	/s/ Dieter Hauser
Name:	Dieter Hauser
Title:	CEO

By:	/s/ Nicolas Bañao
Name:	Nicolas Bañao
Title:	MD Private Equity

[Signature Page to Restructuring Support Agreement]

Signature Pages for IFC-OFID Lenders

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Wolfram Anders
Name:	Wolfram Anders
Title:	Acting Director Department of Special Operations

THE OPEC FUND FOR INTERNATIONAL DEVELOPMENT

By:	/s/ Suleiman J. Al-Herbish
Name:	Suleiman J. Al-Herbish
Title:	Director-General

Signature Pages for Sparrow and Southern Cross

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Gonzalo Alende Serra
Name:	Gonzalo Alende Serra
Title:	Director

SPARROW CI SUB LTD.

By:	/s/ Gonzalo Alende Serra
Name:	Gonzalo Alende Serra
Title:	Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P. By: Southern Cross Capital Partners III, L.P., its general partner By: SC GP Company III, its general partner

By:	/s/ Ricardo Rodriguez
Name:	Ricardo Rodriguez
Title:	Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P. By: Southern Cross Capital Partners IV, L.P., its general partner By: SC GP Company IV, its general partner

By:	/s/ Ricardo Rodriguez
Name:	Ricardo Rodriguez
Title:	Director

SCHEDULE 1

Subsidiaries

1.	Oceanpar S.A.
2.	Dampierre Holdings Spain, S.L.
3.	Princely International Finance Corp.
4.	Cedarino S.A.
5.	Thurston Shipping Inc.
6.	Massena Port S.A.
7.	UABL Limited
8.	Ultrapetrol S.A.
9.	UABL S.A.
10.	Parfina S.A.
11.	Parabal S.A.
12.	UABL Paraguay S.A.
13.	Compagnia Paraguaya De Transporte Fluvial SA
14.	Arlene Investments, Inc.
15.	Brinkley Shipping Inc.
16.	Danube Maritime Inc.
17.	Dingle Barges Inc.
18.	General Ventures Inc.
19.	Palmdeal Shipping Inc.
20.	Riverview Commercial Corp.
21.	Marine Financial Investment Corp.
22.	UABL Barges (Panama) Inc.
23.	UABL Towing Services S.A.
24.	Eastham Barges Inc.
25.	Riverpar S.A.
26.	UP River Terminals (Panama) S.A.
27.	UPB (Panama) Inc.
28.	UP River (Holdings) Ltd. (Bahamas)
29.	Corporacion de Navegacion Mundial S.A.
30.	Regal International Investments S.A. (Panama)
31.	Hallendale Commercial Corp. (Panama)
32.	Longmoor Holdings Inc. (Panama)

SCHEDULE 2

Offshore Loans

1. Loan Agreement, dated as of January 17, 2006, as amended by the First Amendatory Agreement, dated as of March 6, 2006, the Second Amendatory Agreement, dated as of December 29, 2006 and the Third Amendatory Agreement, dated as of January 2007, by and among (i) UP Offshore Apoio Marítimo Ltda., as Borrower, (ii) Packet Maritime Inc., and Padow Shipping Inc., as joint and several Guarantors, (iii) UP Offshore (Bahamas) Ltd, as Holding Company, (iv) the Banks and Financial Institutions named therein, as Lenders, and (v) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and  Documentation Agent;

2. Loan Agreement, dated as of December 28, 2006, as amended by the First Amendatory Agreement, dated as of November 1, 2007, Second Amendatory Agreement, dated as of September 14, 2009, the Third Amendatory Agreement, dated as of August 1, 2012 and the Fourth Amendatory Agreement, dated as of March 31, 2015, by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Limited, UP Offshore Apoio Marítimo Ltda., Packet Maritime Inc. and Padow Shipping Inc., as guarantors, (iii)  the Banks and Financial Institutions named therein, as Lenders, and (iv) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

3. Loan Agreement, dated as of October 31, 2007 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions named therein, as Lenders, and (iii) DVB Bank AG, as Swap Bank, Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent;

4. First Demand Guarantee Facility Agreement, dated as of June 26, 2013 by and among (i) UP Offshore Apoio Marítimo Ltda., as Obligor, (ii) DVB Bank SE, as Issuing Bank, and (iii) DVB Bank SE, as Agent and as Security Agent;

5. Loan Agreement, dated as of December 9, 2010 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) Ultrapetrol (Bahamas) Limited, Glasgow Shipping Inc., Zubia Shipping Inc. and Corporacion de Navegacion Mundial S.A., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee;

6. Loan Agreement, dated as of January 18, 2013 by and among (i) Ingatestone Holdings Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Bayshore Shipping Inc., Gracebay Shipping Inc., Springwater Shipping Inc., and Woodrow Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (iv) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (v) DVB Bank America N.V., as Arranger, Agent and Security Trustee;

7. Loan Agreement, dated as of December 20, 2013 by and among (i) Linford Trading Inc., as Borrower, (ii) Ultrapetrol (Bahamas) Limited., UP Offshore (Bahamas) Ltd., Leeward Shipping Inc., and Jura Shipping Inc., as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iv) DVB Bank America N.V., as Arranger, Agent and Security Trustee; and

8. Loan Agreement, dated as of May 31, 2013 by and among (i) UP Offshore (Bahamas) Ltd, as Borrower, (ii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, and (iii) DVB Bank America N.V., as Arranger, Agent and Security Trustee.

SCHEDULE 3

Assets and Liabilities of Ocean Business

The following items constitute the "Ocean Business" and are to be transferred to the Ocean Business Transferee in connection with the Ocean Business Hand Over, if any, pursuant to this agreement.

-	Shares of Mondalva Shipping Inc.
-	Shares of Palmdeal Shipping Inc.
-	Shares of Naviera del Sud S.A.
-	Container Feeder Vessel Asturiano
-	Container Feeder Vessel Argentino II
-
All material contracts and charters set forth on the attached Annex I (including, but not limited to two product tanker bareboat charters (Austral and Mentor), the product tanker time charters and container leasing arrangements)

-
Temporary bareboat charters for certain Argentine flagged river barges to Naviera del Sud S.A. and temporary time charters of these river barges back to the River Business, with the number of barges being sufficient to allow the Ocean Business to comply with decree 10/10 or other similar regulations which may exist in the future and being sufficient for the Ocean Business to maintain three foreign flagged vessels employed in the Argentine cabotage trade with the same rights as Argentine flagged vessels in a similar manner as the Company has up to present operated three foreign flagged ships in such trade

-	Container Stacker
-	378 Containers
-	All crewmembers required to operate the Ocean Business (~150 permanent crew at 8/31/16)
-
17 Administrative employees (including the 12 employees presented on page 28 of the Information Memorandum sent to PJT by Miller Buckfire on September 19, 2016) who, in conjunction with the Management Services Agreement, if any, are sufficient to perform all administrative functions of the Ocean Business

-	Intellectual property rights with respect to the PSL trade name
-	All equipment, IT and software to operate the Patagonia Shipping Lines business in a manner consistent with past practice

SCHEDULE 4

Ocean Business Restructuring

1. Mondalva Shipping Inc. ("Mondalva"), a corporation already incorporated in Panama (currently owned by Lonehort S.A., an indirect subsidiary of the Parent), shall be acquired by Princely International Finance Corp. ("Princely") (the shares of Mondalva are owned free and clear of all liens and encumbrances and Mondalva has no outstanding liabilities);
2. Third Party Valuation of Naviera del Sud S.A. ("NDS");
3. Ultrapetrol S.A. ("UP") and UABL S.A. ("UABL") will transfer all of their stock in NDS to Mondalva and Palmdeal Shipping Inc. ("Palmdeal"), respectively;
4. NDS and UABL will execute an amendment to the Barges bareboat charter agreement to reduce the number of bareboat chartered barges necessary to grant chartering capacity for "AUSTRAL";
5. Corporación de Navegacion Mundial S.A. will assign or novate the bareboat charter of the "AUSTRAL" to NDS after mortgagee grants its consent;
6. UABL will assign or novate the AXION time charter of the "AUSTRAL" to NDS once charterer grants its consent;
7. UABL will transfer its owned containers and the container stacker to NDS;
8. Ravenscroft will transfer its containers to Palmdeal; and
9. All Ocean Business material contracts shall be assigned or novated by UABL to NDS (e.g. Connecting Carrier Agreements, Shipping Agency Agreements, NEWSAN, Third Parties' container leases).
 Following completion of steps 1-6 above, Mondalva and Palmdeal shall be the owners of:

I.        Jointly: NDS, (a) the owner of (i) the container vessel "ARGENTINO II", (ii) containers and container stacker; and (iii) Ocean Business material contracts and (b) the bareboat charterer of (i) the tanker "MENTOR" and (ii) the container vessel "ASTURIANO"; and

II.      Palmdeal: the owner of (a) the container vessel "ASTURIANO" and (b) containers.

SCHEDULE 5

Termination Fee Triggering Events

1.	Company Terminates the Agreement
•	If terminated pursuant to Section 14(a)(i) [fiduciary out]:
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(a)(ii) [material breach of this Agreement by any other Party]:
o	Such breach is not caused by Sparrow or Southern Cross;
o	Decision to terminate must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(a)(v) [failure to meet Milestone]
o	Decision to terminate must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

2.	Supporting Parties Terminate the Agreement
•	If terminated pursuant to Section 14(b)(ii) [filing by the Company for alternative relief]
o	Decision to file must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(iii) [Company fails to contest filing for alternative relief]:
o	Decision to not contest filing must be approved by the independent directors of the Company; and

o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(v)(1) [filing by Company of motion to approve material payment inconsistent with Definitive Documents]:
o	Decision to file motion must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(vi) [filing by Company of motion seeking debtor-in-possession financing or use of cash collateral]:
o	Decision to file motion must be approved by the independent directors of the Company; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(viii) [failure to meet Milestone]
o	Failure to meet Milestone is not caused by Sparrow or Southern Cross; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

•	If terminated pursuant to Section 14(b)(ix) [breach by any other Party]
o	Such breach is not caused by Sparrow or Southern Cross; and
o
Termination Fee payable if the Company (a) consummates a Termination Fee Alternative Transaction within the Termination Fee Tail Period or (b) enters into definitive documentation for a Termination Fee Alternative Transaction within the Termination Fee Tail Period and subsequently consummates such Termination Fee Alternative Transaction at a later date, in each case on terms more favorable to the Company.

Exhibit A
Restructuring Term Sheet
Select Defined Terms[1]
"Debt Service Reserve Accounts" means those certain deposit accounts established pursuant to the terms of the IFC-OFID Loan Documents at Wilmington Trust Company, as successor to M&T Trust Company of Delaware, with funds held in trust for the benefit of the IFC-OFID Lenders.

"Determination Date" means the Effective Date; provided that if the Effective Date does not occur on the last calendar day of a month, the Determination Date shall mean the last day of the calendar month during which the Effective Date occurs.

"IFC/OFID Cash Recovery" means the Initial IFC/OFID Cash Recovery plus the True-Up Amount.

"IFC/OFID Claim" means, as of the Determination Date, an amount equal to the sum of the aggregate principal amount of the IFC Loans and the OFID Loans, accrued and unpaid interest thereon (but excluding default interest thereon), and the swap termination amounts related thereto less the IFC/OFID DSRA Balance, as set forth on Schedule 1 hereto.

"IFC/OFID DSRA Balance" means, as of the Determination Date, $6,475,012.77, plus interest accrued thereon as a result of such funds being deposited in interest-bearing accounts through the Effective Date.

"IFC/OFID Initial Claim Percentage" means the IFC/OFID Claim divided by the sum of (a) the IFC/OFID Claim plus (ii) the Noteholder Claim.
"Initial Cash Recovery" means $73 million.

"Initial IFC/OFID Cash Recovery" means the IFC/OFID Initial Claim Percentage multiplied by the Initial Cash Recovery, as set forth on Schedule 1 hereto.

"Initial Noteholder Cash Recovery" means the Noteholder Initial Claim Percentage multiplied by the Initial Cash Recovery, as set forth on Schedule 1 hereto.

1 Any terms used, but not defined herein, shall have the meanings ascribed to such terms in the Restructuring Support Agreement dated as of November 18, 2016, by and among the Company, the Supporting Noteholders, the IFC Lender, the OFID Lender, Sparrow and Southern Cross.

"Noteholder Cash Recovery" means the Initial Noteholder Cash Recovery less the True-Up Amount.

"Noteholder Claim" means, as of the Determination Date, an amount equal to the sum of the aggregate principal amount of the Notes, accrued and unpaid interest thereon (but excluding default interest thereon), less 100% of the net proceeds from an Acceptable Ocean Sale (as defined below) to the extent such Acceptable Ocean Sale has been consummated on or prior to the Effective Date, as set forth on Schedule 1 hereto.

"Noteholder Initial Claim Percentage" shall mean the Noteholder Claim divided by the sum of (a) the IFC/OFID Claim plus (b) the Noteholder Claim.

"Ocean Business Consideration" means, as applicable, (a) (i) 100% of the proceeds (net of taxes not offset by the Company's tax assets and reasonable expenses directly related to the marketing and sale of the Ocean Business) from an Acceptable Ocean Sale and (ii) to the extent that such Acceptable Ocean Sale is consummated on a cash-free or reduced-cash basis (the amount of cash transferred to the buyer in an Acceptable Ocean Sale, the "Transferred Cash"), the amount by which (x) $2.5 million exceeds the amount of the Transferred Cash if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale exceeds the amount of the Transferred Cash if the Acceptable Ocean Sale occurs before or after January 31, 2017, (b) in the case of the Ocean Business Hand Over, (i) the Ocean Business Equity and (ii) available cash and Net Working Capital of the Ocean Business as of the Effective Date or (c) to the extent neither clause (a) nor clause (b) applies, the Ocean Business Capitalization Amount; provided that to the extent (a) the Ocean Business Hand Over occurs on the Effective Date, each of the IFC Lender and the OFID Lender shall be paid its pro rata share of the True-Up Amount promptly upon the subsequent sale by the Ocean Business Transferee of all or substantially all of the assets or equity of the Ocean Business or (b) the Ocean Business Hand Over does not occur and the Company instead pays the Ocean Business Capitalization Amount to the Noteholders, each of the IFC Lender and the OFID Lender shall be paid its pro rata share of the True-Up Amount promptly upon the Noteholders' receipt of such payment.

"True-Up Amount" shall mean the difference between:

(a) the Initial IFC/OFID Cash Recovery, as of the Determination Date on a pro forma basis, determined in accordance with the following calculations:

(i) deducting 100% of the Net Proceeds (including the Ocean Business Capitalization Amount) of an Acceptable Ocean Sale from the Noteholder Claim as of such date,

(ii) calculating the IFC/OFID Initial Claim Percentage and the Noteholder Initial Claim Percentage based on the amount of the Noteholder Claim set forth in clause (i),

(iii) multiplying the IFC/OFID Initial Claim Percentage set forth in clause (ii) by the Initial Cash Recovery; and

(b) the Initial IFC/OFID Cash Recovery, determined as of the Determination Date.

For purposes of reference only, an example of the True-Up Amount is set forth on Schedule 1 hereto.

Treatment of Notes
Each Noteholder shall receive its pro rata share of:

• the Noteholder Cash Recovery; and

• the Ocean Business Consideration; provided that in the case of an Ocean Business Hand Over, if any, the Ocean Business Consideration shall mean, for purposes of this section only, the equity interests of the Ocean Business Transferee.

Treatment of IFC/OFID Loans
Each of the IFC Lender and the OFID Lender shall receive its pro rata share of:

• the IFC/OFID Cash Recovery; and

• the cash held in the Debt Service Reserve Accounts.

The IFC/OFID Cash Recovery will be structured through payments of accrued interest on the IFC/OFID Loans and acquisitions of the IFC/OFID Loans as set forth on Schedule 2 hereto; provided that such structure shall not change the amount of the Noteholder Cash Recovery that would have been obtained had this structure not been used (the "IFC/OFID Loan Treatment").

Treatment of Equity Interests	Equity interests in the Company shall be treated as set forth in the Plan.
Ocean Business Sale
The Company, together with Miller Buckfire, shall continue to market the Ocean Business for sale and consummate such sale no later than the Effective Date (the "Ocean Business Sale Deadline") (free and clear of any and all claims, interests, liens and encumbrances of the Offshore Lenders) on terms and conditions (which shall include the transfer of (i) (x) $2.5 million of cash if such sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale if such sale occurs before or after January 31, 2017 and (ii) Net Working Capital of the Ocean Business in an amount of (x) a minimum of $500,000 if such sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale if such sale occurs before or after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection with such sale (including for any fees and reasonable expenses directly related to such sale)) acceptable to (i) the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) and (ii) Sparrow and Southern Cross (such consent not to be unreasonably withheld, delayed or conditioned), if the consummation of such sale results in any material tax liability for, materially increases the obligations or liabilities of, or materially decreases the assets of, the River Business, Sparrow or Southern Cross (provided that (x) the Ocean Business Restructuring shall not be deemed to constitute a material increase in the obligations or liabilities of the River Business, Sparrow or Southern Cross and (y) the tax assets of the River Business that are being used to offset taxes arising in connection with such sale[2] shall not be deemed to constitute a material decrease in the assets of the River Business) (the "Acceptable Ocean Sale"); provided that, in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline and the Supermajority Supporting Noteholders, no later than the earlier of (i) ten calendar days prior to such Ocean Business Sale Deadline and (ii) February 28, 2017, have elected to receive the Ocean Business Equity on the Ocean Business Sale Deadline, the Company shall transfer to the Ocean Business Transferee each of (x) the Ocean Business Equity (free and clear of any and all claims, interests, liens and encumbrances of the Offshore Lenders) and (y) available cash and Net Working Capital of the Ocean Business as of the Effective Date (the "Ocean Business Hand Over").

2 The level of tax assets required to be used to offset taxes in such a sale will be capped at the level of tax assets that would have been used in connection with offsetting taxes in connection with an Ocean Business Hand Over.

The structure and method of the Acceptable Ocean Sale or the Ocean Business Hand Over, as the case may be, shall be subject to modification mutually agreeable to the Company, Sparrow, Southern Cross and the Majority Supporting Noteholders (in consultation with the IFC-OFID Lenders) to mitigate any tax and/or local law issues associated with such Acceptable Ocean Sale or Ocean Business Hand Over.

In connection with pursuing an Acceptable Ocean Sale, the Company shall:

• make itself and Infupa available for weekly calls (or more frequent calls, if reasonably requested) with the Ad Hoc Committee's members and advisors;

• promptly provide to the Ad Hoc Committee's advisors (with a copy to the advisor for the IFC-OFID Lenders):

o full, true and correct copies of any bids received by the Company or its advisors related to the Ocean Business;

o the investor log of contact activity to date related to the Ocean Business (and promptly provide updated versions of such log upon the reasonable request of the Ad Hoc Committee's advisors);

o a list of potential acquirers not yet contacted;

o all presentations and marketing materials used in the sale process;

o all diligence requests received from potential acquirors; and

o all responses to any diligence requests from potential acquirors.

• contact other potential acquirers at the reasonable request of the Ad Hoc Committee's advisors (it being acknowledged that the Ad Hoc Committee's advisors are permitted to seek out, engage with and discuss the Acceptable Ocean Sale with prospective purchasers).

In connection with any Ocean Business Hand Over, if any, the Company and the Supermajority Supporting Noteholders shall:

• negotiate in good faith regarding, and enter into, the Management Services Agreement.

In connection with the Ocean Business Restructuring, the Company shall:

• effect the separation of the Ocean Business from the Company in the manner described in Schedule 4 to the Restructuring Support Agreement (or in such other manner or with such changes thereto that are reasonably acceptable to the Supermajority Supporting Noteholders, Sparrow and Southern Cross so as to facilitate an Acceptable Ocean Sale or Ocean Business Hand Over), which Ocean Business Restructuring (i) shall not result in any material tax liability for, materially increase the obligations or liabilities of or materially decrease the assets of, the River Business (provided that the tax assets of the River Business that are being used to offset taxes arising in connection with such Ocean Business Restructuring shall not be deemed to constitute a material decrease in the assets of the River Business), (ii) shall not result in any material tax liability as a result of any change of control in connection with any Acceptable Ocean Sale or Ocean Business Hand Over and (iii) shall be effective to transfer in connection with an Acceptable Ocean Sale or, if applicable, the Ocean Business Hand Over, the Ocean Business including (a) (x) $2.5 million of cash if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) available cash of the Ocean Business as of the date of a sale or transfer, as applicable, if the Acceptable Ocean Sale occurs before or, also with respect to the Ocean Business Hand Over, after January 31, 2017 and (b) Net Working Capital of the Ocean Business in an amount of (x) a minimum of $500,000 if the Acceptable Ocean Sale occurs on January 31, 2017 or (y) actual Net Working Capital as of the date of a sale or transfer, as applicable, if the Acceptable Ocean Sale occurs before or, also with respect to the Ocean Business Hand Over, after January 31, 2017 (in each case to the extent such cash and Net Working Capital is not otherwise utilized in connection therewith (including for any fees and reasonable expenses incurred in connection with such sale)).  The Company agrees that the Ocean Business Capitalization Requirements shall be satisfied as of January 31, 2017 (it being understood that the Ocean Business Capitalization Requirements are not required to be satisfied before or after such date).  If requested by the Supermajority Supporting Noteholders, the Company shall take all actions necessary to implement the Ocean Business Hand Over, as agreed upon with the Supermajority Supporting Noteholders and, if applicable, Sparrow and Southern Cross.

Offshore Loan Restructuring
The Company shall (i) not enter into any restructuring of the Offshore Obligations that is reasonably likely to have a material adverse impact on the Restructuring or the Ocean Business and (ii) either (a) obtain a release of the Parent guarantee and the Cornamusa guarantee, in each case, provided to the Offshore Lenders (collectively, the "Offshore Lender Release") or (b) provide in the Plan and the Confirmation Order for a discharge and/or release of all claims of the Offshore Lenders against Cornamusa (the "Cornamusa Discharge").

Definitive Documents	The Definitive Documents and the Confirmation Order shall provide for customary release and exculpation provisions for the Parties, management, directors and advisors.
Implementation
The Restructuring shall be implemented through a pre-packaged chapter 11 case to be filed in the Bankruptcy Court for the Southern District of New York.

• Sparrow shall pay the full amount in cash of the Initial Cash Recovery to the Company in accordance with the Investment Agreement.

• The Company shall distribute the full amount in cash of the Noteholder Cash Recovery to the Noteholders and the full amount in cash of the IFC/OFID Cash Recovery to the IFC-OFID Lenders in accordance with the IFC/OFID Loan Treatment, in each case in accordance with the Plan and in consideration for 100% ownership of the River Business Holding Companies free and clear of any and all claims, interests, liens and encumbrances of the Noteholders, the IFC Lender, the OFID Lender, the Indenture Trustee and the Security Trustees and of such other claims, interests, liens and encumbrances as provided for in the Definitive Documents.

• The Company shall satisfy the Ocean Business Consideration as set forth herein.

• Either the Offshore Lender Release or the Cornamusa Discharge shall have been effected.

Payment of Fees and Costs	As provided in the Restructuring Support Agreement.

Schedule 1 to Exhibit A
Adjustments to Cash Recoveries

Schedule 2 to Exhibit A

IFC/OFID Debt Purchase Steps

The following is a summary of the steps related to the purchase from the IFC-OFID Lenders of the IFC-OFID Loans with respect to the debt owed by UABL Paraguay S.A. and Riverpar S.A. (collectively, the "Thurston Subsidiaries") to the IFC-OFID Lenders and the IFC-OFID Loans with respect to the debt owed by UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. (collectively, the "UABL Subsidiaries") to the IFC-OFID Lenders.

A. Contribution of $73 million to River Business Top Holding Companies

1. A new Sparrow affiliate ("NewCo") contributes $73 million to the Company in accordance with the Investment Agreement.

• An amount equal to $14,100,680.001 is to be utilized to fund the purchase of the IFC-OFID Loans from the IFC-OFID Lenders and the payment of the accrued interest on the loans, as described below.

o The amounts contributed to UP River (Holdings) Ltd. and UPB (Panama) Inc. shall be at least equal to $[AMOUNT EQUAL TO THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST].

o The amounts contributed to UPB (Panama) Inc. and UP River Holdings Ltd. shall be at least equal to $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST].

• Subject to payment of the True-Up Amount to the IFC-OFID Lenders in accordance with the Term Sheet, the remaining portion of the $73 million will be used to pay the Noteholders.

B. Contribution of loans purchase prices and accrued interest amounts to direct holding companies of the borrower companies

2. UP River (Holdings) Ltd. and UPB (Panama) Inc., the River Business Holding Companies of the Thurston Subsidiaries, contribute $[AMOUNT EQUAL TO THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE INCLUDING THE ACCRUED INTEREST] down the chain to Thurston Shipping Inc., the 2.5% direct shareholder of the Thurston Subsidiaries.

[1]
Based on a Determination Date of January 31, 2017; subject to change based on the actual Determination Date.  Allocation of this amount to pay accrued interest and to repay loans to be made in accordance with the IFC-OFID Loan Purchase Agreement.

3. UPB (Panama) Inc. and UP River (Holdings) Ltd., the indirect holding companies of the UABL Subsidiaries, contribute $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' LOAN PURCHASE PRICE INCLUDING THE ACCRUED INTEREST] to UABL Limited, the direct shareholder of the UABL Subsidiaries.

C. Payment of accrued interest to the IFC-OFID Lenders by the borrower companies

4. Thurston Shipping Inc. contributes $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' ACCRUED INTEREST] to the Thurston Subsidiaries who in turn pay their accrued interest to the IFC-OFID Lenders.
5. UABL Limited contributes $[AMOUNT EQUAL TO THE UABL SUBSIDIARIES' ACCRUED INTEREST] to the UABL Subsidiaries who in turn pay their accrued interest to the IFC-OFID Lenders.

D. Acquisition of loans from the IFC-OFID Lenders the direct holding companies of the borrower companies

6. Thurston Shipping Inc., the 2.5% direct shareholder of the Thurston Subsidiaries, purchases the Thurston Subsidiaries' loans from the IFC-OFID Lenders for $[THE THURSTON SUBSIDIARIES' LOANS PURCHASE PRICE LESS THE ACCRUED INTEREST].

7. UABL Limited, the direct shareholder of the UABL Subsidiaries, purchases the UABL Subsidiaries' loans from the IFC-OFID Lenders for $[THE UABL SUBSIDIARIES' LOAN PURCHASE PRICE LESS THE ACCRUED INTEREST].

E. Capitalization of the loans by the direct holding companies to the capital of the borrower companies

8. Immediately after the acquisition of the loans:

a) Thurston Shipping Inc. capitalizes the loans it acquired from the IFC-OFID Lenders (which now only comprise of principal and no outstanding interest) into additional shareholder capital in UABL Paraguay S.A. and Riverpar S.A. in the amount of the face value of the loans.

• A public deed is registered with the Paraguayan authorities to reflect the change in the capital of the Paraguayan subsidiaries.

b) UABL Limited capitalizes the loan it acquired from the IFC-OFID Lenders (which now only comprise of principal and no outstanding interest) into additional shareholder capital in UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc. in the amount of the face value of the loans.

Exhibit B

FORM OF JOINDER TO RESTRUCTURING SUPPORT AGREEMENT
This Joinder to the Restructuring Support Agreement ("Joinder Agreement"), dated as of  November 18, 2016 by and among Ultrapetrol (Bahamas) Limited and each of its direct and indirect subsidiaries party thereto (collectively, the "Company"), the Supporting Noteholders, the IFC Lender, the OFID Lender and Sparrow (as amended, restated, supplemented or otherwise modified from time to time, the "Support Agreement"), is executed and delivered by [____] (the "Additional Supporting Noteholder") as of [_______ ___, ____], and acknowledged by the Parties to the Support Agreement.  Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Support Agreement.
1. Agreement to be Bound.  The Additional Supporting Noteholder hereby agrees to be bound by all of the terms of the Support Agreement.  The Additional Party shall hereafter be deemed to be a "Supporting Noteholder" and a "Party" for all purposes under the Support Agreement as set forth in the Support Agreement.

2. Representations and Warranties.  With respect to the aggregate principal amount of Notes held by the Additional Supporting Noteholder upon consummation of the sale, assignment, transfer, hypothecation, or other disposition of such Notes, the Additional Supporting Noteholder hereby (a) represents and warrants to each other Party to the Support Agreement that it is the legal or beneficial owner of, or holder of investment authority over (with authority to bind such holder), such Notes in the amounts set forth on its signature page hereto and (b) makes the representations and warranties set forth in Section 17 of the Support Agreement to each other Party.

3. Governing Law.  This Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Additional Supporting Noteholder has caused this Joinder Agreement to be executed as of the date first written above.
On behalf of certain funds and accounts managed by it

By:
Name:
Title:

Outstanding Principal Amount of Notes: $________________________

Address:

EXHIBIT 4
Offshore Business RSA

Execution Version
THIS RESTRUCTURING SUPPORT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.
THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF VOTES WITH RESPECT TO A PLAN OF REORGANIZATION BY ANY PARTY HERETO. ANY SUCH OFFER OR SOLICITATION WILL BE MADE SOLELY BY THE COMPANY AND WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE U.S. BANKRUPTCY CODE.
ULTRAPETROL (BAHAMAS) LIMITED RESTRUCTURING SUPPORT AGREEMENT RELATING TO THE OFFSHORE BUSINESS January 17, 2017

PREAMBLE1
This Agreement is entered into as of January 17, 2017 by and among:
(a)	The Offshore Obligors.
(i)     Ultrapetrol (Bahamas) Limited (the "Parent");
(ii)     UP Offshore (Bahamas) Limited ("UP Offshore Bahamas");
(iii)     certain of UP Offshore Bahamas' subsidiaries that are obligated under the Finance Documents (as defined below) as of the date hereof and set forth on Schedule 1 hereto (such subsidiaries, the "Existing Offshore Subsidiary Obligors" and, together with UP Offshore Bahamas and the Additional Offshore Obligors collectively, the "Offshore Entities", and the Existing Offshore Subsidiary Obligors, together with the Parent, the "Existing Offshore Obligors");
(iv)     solely in its capacity as obligor under the UP Offshore (Bahamas) $40 Million Loan Agreement, Corporacion Navegacion de Mundial S.A. ("Cornamusa"); and
(v)     the Additional Offshore Obligors (together with the Existing Offshore Obligors and Cornamusa, the "Company" or the "Offshore Obligors").
(b)	The Southern Cross Supporting Parties.
(i)     Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively, "Southern Cross");
[1]	Capitalized terms used but not defined in this Agreement have the meanings given to them in the Term Sheet (as defined below).

(ii)     Sparrow Capital Investments Ltd. and Sparrow CI Sub Ltd. (collectively, "Sparrow"); and
(iii)     Sparrow Offshore Investments Ltd. (the "Buyer" and, together with Southern Cross and Sparrow, the "Southern Cross Supporting Parties").
(c)     The River Supporting Party (solely in its capacity as counterparty to the Allocation Agreement).
(d)     The Offshore Supporting Creditors.
(i)     the undersigned Lenders (the "Offshore Supporting Lenders," which shall also include Banco Security from the date it becomes a Party to this Agreement in accordance with the terms hereof); and
(ii)     the Agents (each as defined below and, together with the Offshore Supporting Lenders, the "Offshore Supporting Creditors").
Each of the foregoing parties described in clauses (a) through (d) is referred to herein individually as a "Party" and, collectively, as the "Parties."
RECITALS
WHEREAS, the Existing Offshore Obligors and Cornamusa have entered into those certain facility agreements with the Lenders set forth in Exhibit A to the Term Sheet and the Guarantee Facility Agreement (collectively, the "Facility Agreements" and together with any related finance, security or other agreements or documents executed or delivered in connection therewith, the "Finance Documents");
WHEREAS, the Parties have engaged in good faith discussions with each other and have agreed to support a proposed restructuring of the capital structure of the Offshore Business and the financial obligations of the Existing Offshore Obligors and Cornamusa under the Finance Documents pursuant to the terms and conditions set forth in this Agreement, in the Amended River Silo Plan and in accordance with the proposed restructuring term sheet (together with the exhibits attached thereto, the "Term Sheet") attached hereto as Exhibit A and incorporated herein by reference (such restructuring, upon the terms and subject to the conditions set forth in the Term Sheet, the "Restructuring"), the sale of the Offshore Business to the Buyer (whether directly or, through New Holdco, indirectly, as the case may be), and the complete separation of the Offshore Business from the Parent consistent with the Term Sheet and pursuant to the Investment Agreement (as defined below);
WHEREAS, the Parent and certain of its direct and indirect subsidiaries that are not Offshore Obligors (collectively, the "River Entities"), which subsidiaries own and operate the River Business, have been in separate discussions with certain other financial creditors, and such financial creditors, the Parent and certain of the River Entities have agreed to support, prosecute and consummate a restructuring of the capital structure and financial obligations of the River Business, as documented in a separate restructuring support agreement dated November 18, 2016 (the "River Silo RSA"), which proposed restructuring will be implemented through the commencement of voluntary reorganization cases (the "River Silo Chapter 11 Cases") under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1532 (the "Bankruptcy Code"), in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and consummation of a plan of reorganization therein (such plan of reorganization, the "River Silo Plan");
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WHEREAS, the Parties desire that certain aspects of the Restructuring be approved by the Bankruptcy Court in the River Silo Chapter 11 Cases as provided herein, and that the Restructuring Effective Date (as defined below) occur substantially simultaneously with the River Silo Plan Effective Date (as defined below);
WHEREAS, the Offshore Supporting Creditors requested as a condition to executing this Agreement that the Offshore Obligors provide, and the Offshore Obligors have provided, certain information related to, inter alia, (i) cash balances in deposit accounts maintained by the Offshore Obligors, (ii) UPO Overhead Expenses incurred by the Offshore Business during fiscal year 2016, (iii)(a) intercompany claims held by the Offshore Obligors against (x) the Parent and (y) any River Entities, and (b) intercompany claims held by the Parent and the Offshore Obligors against any River Entities and (c) confirmation that no such intercompany claims of the kind described in the foregoing clauses (iii)(a) and (b) of this paragraph incurred prior to the date hereof have been cancelled or satisfied other than on arm's length terms, and (iv) the total amount paid from deposit accounts of the Offshore Entities to pay the costs and expenses incurred in connection with or related to the Restructuring (such information, the "Requested Information");
WHEREAS, (i) the Offshore Obligors have provided, and responsible officers of the Company have certified as of the date hereof to the completeness and accuracy (in all material respects) of, the Requested Information provided by the Offshore Obligors to the Offshore Supporting Creditors and (ii) the Offshore Supporting Creditors have relied on the Requested Information received from the Offshore Obligors in entering this Agreement; and WHEREAS, in connection with the Restructuring, each of the Offshore Supporting Creditors has determined that it is appropriate, subject to the terms and conditions contained in this Agreement, to support and vote in favor of the proposed restructuring of the River Business under the Amended River Silo Plan (as defined below);
NOW, THEREFORE, in consideration of the recitals stated above and the promises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Party, intending to be legally bound hereby, agrees as follows:
1.	Defined Terms; Interpretation.
The following terms used in this Agreement shall have the following definitions:
(a)     "Additional Offshore Obligor" shall mean any "Additional Obligor," as defined in the Term Sheet.
(b)     "Additional Offshore Obligor Joinder Agreement" has the meaning set forth in Section 11 hereof.
(c)     "Agents" means DVB Bank SE and DVB Bank America N.V. (as the case may be) in its capacities as agent or facility agent (as the case may be) under the Facility Agreements, and the Security Agents (as defined below).
(d)     "Agreement" means this Restructuring Support Agreement Relating to the Offshore Business as it may be amended, modified or supplemented from time to time in accordance with the terms herein.
(e)     "Alternative Transaction" has the meaning set forth in Section 5(c) hereof.
(f)     "Amended River Silo Plan" means the River Silo Plan, as amended by the River Silo Plan Amendments and as otherwise amended (consistent with the terms of this Agreement) from time to time.
(g)     "Ballot" means the ballot for the River Silo Plan included in the documents distributed by the Parent and certain River Entities in connection with the Solicitation.
(h)     "Bankruptcy Code" has the meaning set forth in the Recitals.
(i)     "Bankruptcy Court" has the meaning set forth in the Recitals.
(j)     "Buyer" has the meaning set forth in the Preamble.
(k)     "Common Terms Agreement" means the "Common Terms Agreement," as such term is defined in the Term Sheet.
(l)     "Company" has the meaning set forth in the Preamble.
(m)     "Cornamusa" has the meaning set forth in the Preamble.
(n)     "Definitive Documents" means the "Definitive Documentation," as such term is defined in the Term Sheet.
(o)     "Existing Offshore Obligors" has the meaning set forth in the Preamble.
(p)     "Existing Offshore Subsidiary Obligors" has the meaning set forth in the Preamble.
(q)     "Exposure" means at any time, in relation to a Lender, the aggregate amount of its participation (if any, and without double counting) in all amounts outstanding with respect to a Facility (including, for the avoidance of doubt, any Exposure relating to hedging capitalized and added to the Exposure of such Lender (if applicable)) together with the aggregate amount of all accrued interest, fees, commission and any other amounts owed to it with respect to such Facility at such time.
(r)     "Facility Agreements" has the meaning set forth in the Recitals.
(s)     "Facilities" means the facilities made available under the Facility Agreements and "Facility" means any of them.
(t)     "Finance Documents" has the meaning set forth in the Recitals.
(u)     "Governmental Body" means any government or governmental or regulatory body of such government, or political subdivision of such government, whether state, local or foreign, or any agency, instrumentality or authority of such government, body or subdivision, or any court or arbitrator (public or private).
(v)     "HL" means Houlihan Lokey Capital, Inc.
(w)     "HL Engagement Letter" means that certain letter agreement, as amended from time to time, dated as of January 5, 2016, among HL, the Offshore Supporting Lenders, W&C,
3

WFW and the Parent (on behalf of itself and the Offshore Entities referenced therein) pursuant to which the Offshore Supporting Lenders engaged HL as their exclusive financial advisor in connection with the Restructuring and the Parent agreed to certain obligations as set forth therein.
(x)     "Investment Agreement" means that certain Investment Agreement, dated as of November 23, 2016, between and among the Parent, certain of the River Silo Debtors, Sparrow River Investments Ltd., the Buyer, and Southern Cross.
(y)     "Lender" means a lender under a Facility Agreement.
(z)     "Milestones" means, collectively, the acts, occurrences, events, undertakings or agreements that must be completed in accordance with the deadlines set forth in this Agreement.
(aa)     "New Holdco" means Sparrow Offshore Capital Ltd.
(bb)     "Notice Party" has the meaning set forth in Section 28 hereof.
(cc)     "Offshore Business" means the business and assets owned and operated by the Offshore Entities.
(dd)     "Offshore Entity" has the meaning set forth in the Preamble.
(ee)     "Offshore Obligors" has the meaning set forth in the Preamble.
(ff)     "Offshore Supporting Creditors" has the meaning set forth in the Preamble.
(gg)     "Offshore Supporting Lenders" has the meaning set forth in the Preamble.
(hh)     "Parent" has the meaning set forth in the Preamble.
(ii)     "Party" and "Parties" have the meaning set forth in the Preamble.
(jj)     "Qualified Marketmaker" has the meaning set forth in Section 10(b)(ii) hereof.
(kk)     "Requested Information" has the meaning set forth in the Recitals.
(ll)     "Restructuring" has the meaning set forth in the Recitals.
(mm)     "Restructuring Effective Date" means the "Effective Date," as such term is defined in the Term Sheet.
(nn)     "River Business" means the business and assets owned and operated by the River Entities.
(oo)     "River Entities" has the meaning set forth in the Recitals.
(pp)     "River Silo Chapter 11 Cases" has the meaning set forth in the Recitals.
(qq)     "River Silo Plan" has the meaning set forth in the Recitals.
4

(rr)     "River Silo Plan Amendments" has the meaning set forth in Section 4(c) hereof.
(ss)     "River Silo Plan Disclosure Statement Supplement" has the meaning set forth in Section 4(k) hereof.
(tt)     "River Silo Plan Supplement" means the "Plan Supplement" as such term is defined in the Amended River Silo Plan.
(uu)     "River Silo Debtors" means the Parent and any River Entity that becomes a debtor in the River Silo Chapter 11 Cases.
(vv)     "River Silo Plan Confirmation Date" means the "Confirmation Date" as such term is defined in the Amended River Silo Plan.
(ww)     "River Silo Plan Confirmation Order" means an order entered by the Bankruptcy Court confirming the Amended River Silo Plan pursuant to section 1129 of the Bankruptcy Code.
(xx)     "River Silo Plan Disclosure Statement" means the "Disclosure Statement" as such term is defined in the Amended River Silo Plan.
(yy)     "River Silo Plan Effective Date" means the "Effective Date" as such term is defined in the Amended River Silo Plan.
(zz)     "River Silo Petition Date" has the meaning set forth in Section 4(h) hereof.
(aaa)     "River Silo RSA" has the meaning set forth in the Recitals.
(bbb)     "River Silo RSA Supporting Parties" means the "Supporting Parties" as defined in the River Silo RSA.
(ccc)     "River Supporting Party" means UABL Limited (Bahamas).
(ddd)     "RSA Effective Date" has the meaning set forth in Section 2 hereof.
(eee)     "SC Equity Interests" has the meaning set forth in Section 15(f)(ii) hereof.
(fff)     "Security Agents" means DVB Bank SE and DVB Bank America N.V. (as the case may be) in its capacities as security agent or security trustee (as the case may be) under the Finance Documents.
(ggg)     "Solicitation" has the meaning set forth in the River Silo RSA.
(hhh)     "Solicitation Parties" has the meaning set forth in Section 4(a) hereof.
(iii)     "Solicitation Period" has the meaning set forth in the River Silo RSA, as may be extended from time to time in accordance with the River Silo RSA.
(jjj)     "Southern Cross" has the meaning set forth in the Preamble.
5

(kkk)     "Southern Cross Supporting Parties" has the meaning set forth in the Preamble.
(lll)     "Sparrow" has the meaning set forth in the Preamble.
(mmm)     "Substitute Chilean Guarantor" means a wholly owned subsidiary of UP Offshore Bahamas which, if required under Section 10(a)(ii) hereof, shall be formed under Chilean law and shall become an Offshore Obligor solely with respect to the UP Offshore (Bahamas) $40 Million Loan Agreement.
(nnn)     "Substitute Chilean Guarantor Joinder Agreement" has the meaning set forth in Section 10(a)(ii) hereof.
(ooo)     "Supplemented River Silo Plan Disclosure Statement" means the River Silo Plan Disclosure Statement, as supplemented by the River Silo Plan Disclosure Statement Supplement and as otherwise amended and/or supplemented from time to time.
(ppp)     "Term Sheet" has the meaning set forth in the Recitals.
(qqq)     "Termination Date" means the date on which this Agreement terminates or is terminated pursuant to and in accordance with Section 14 hereof.
(rrr)     "Transfer" has the meaning set forth in Section 10(b)(i) hereof.
(sss)     "Transfer Joinder Agreement" has the meaning set forth in Section 10(b)(i) hereof.
(ttt)     "UP Offshore (Bahamas) $40 Million Loan Agreement" has the meaning set forth in Exhibit A to the Term Sheet.
(uuu)     "UP Offshore Bahamas" has the meaning set forth in the Preamble.
(vvv)     "WFW" means Watson Farley & Williams LLP.
(www)     "W&C" means White & Case LLP.
In this Agreement, unless the context otherwise requires:
(a)     words importing the singular also include the plural, words importing the plural also include the singular, and references to one gender include all genders;
(b)     the headings in this Agreement are inserted for convenience only and do not affect the construction of this Agreement and shall not be taken into consideration in its interpretation;
(c)     the words "hereof," "herein," and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(d)     references to "the Agreement," "this Agreement," "herein" or "hereof" include this Agreement and each of the Exhibits and Schedules hereto;
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(e)     in the event the terms and conditions as set forth in the Exhibits and this Agreement are inconsistent, the terms and conditions as set forth in this Agreement shall govern;
(f)     the words "include," "includes," and "including" shall be deemed to be followed by the phrase "without limitation." The word "or" is not exclusive;
(g)     all financial statement accounting terms not defined in this Agreement shall have the meanings determined by the United States generally accepted accounting principles in effect as of the date of this Agreement;
(h)     unless expressly stated herein or in the Term Sheet, all references to currency or dollars refer to United States dollars; and
(i)     references to any governmental entity or any governmental department, commission, board, bureau, agency, regulatory authority, instrumentality, or judicial or administrative body, in any jurisdiction, shall include any successor to such entity.
2.     Effectiveness of the Agreement.  This Agreement shall become effective on the date (the "RSA Effective Date") upon which the following conditions precedent shall have each been satisfied:
(a)     execution and delivery of counterpart signature pages to this Agreement by each of the Parties other than Banco Security, which shall become a Party in accordance with Section 10(a)(i) hereof; and
(b)     transfer by the Parent of not less than $6,775,000.00 in immediately available funds to the deposit account of UP Offshore (UK) Ltd., together with a certification from a responsible officer of the Parent identifying such deposit account and certifying that such immediately available funds have been received in such deposit account.
3.     Obligations of all Parties with Respect to the Restructuring.  Each Party shall:
(a)     support and take, and cause all of its affiliates, and its and their respective representatives, agents and employees, to support and take, as the case may be, all actions necessary or reasonably requested by other Parties to support, facilitate, implement, and consummate or otherwise give effect to the Restructuring substantially simultaneously with the River Silo Plan Effective Date, consistent with this Agreement, the Term Sheet and the Definitive Documents;
(b)     negotiate in good faith and use commercially reasonable efforts to complete the Definitive Documents for the Restructuring and the transactions contemplated by this Agreement as required, reasonably necessary or appropriate in order to consummate the Restructuring, , which Definitive Documents shall be, unless otherwise agreed by the Offshore Supporting Creditors, consistent in all material respects with this Agreement and the Term Sheet and shall be otherwise in form and substance reasonably acceptable to the Offshore Supporting Creditors, Southern Cross and the Company;
(c)     cooperate with each other Party and their advisors in all matters related to the consummation and implementation of the Restructuring, including taking the steps required, necessary or appropriate to satisfy any conditions precedent to the effectiveness of the Definitive Documents to which each Party is required to be a party;
(d)     act in good faith and use commercially reasonable efforts to:
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(i)     cause the Common Terms Agreement to be executed and delivered no later than two (2) business days prior to the close of the Solicitation Period on the date set forth in River Silo RSA, as such date may be extended from time to time in accordance with the terms of the River Silo RSA, which date, as of the date hereof, is February 2, 2017 and shall occur no earlier than February 2, 2017;
(ii)     cause the Definitive Documents (other than the Common Terms Agreement) to be in final form reasonably satisfactory in all material respects to the Offshore Supporting Lenders and the other parties thereto on or before March 22, 2017; and
(iii)     execute and deliver the Definitive Documents (other than the Common Terms Agreement) and cause the Restructuring Effective Date to occur on or before March 31, 2017;
(e)     not take any action inconsistent with this Agreement or the expeditious consummation of the Restructuring, including not directly or indirectly objecting to, delaying, impeding or taking any other action to materially interfere with acceptance, confirmation, consummation, or implementation of the Restructuring or the Amended River Silo Plan;
(f)     promptly execute and deliver, or cause to be executed and delivered, any agreement or other document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate, evidence or otherwise give effect to the Restructuring and the Amended River Silo Plan;
(g)     refrain, or cause any of its affiliates to refrain, from filing, any motion, paper, pleading or other document in the River Silo Chapter 11 Cases seeking relief, undertaking or agreeing to any obligation, or making any statement inconsistent with the terms of the Restructuring or this Agreement; and
(h)     not directly or indirectly seek, solicit, encourage, consent to, propose, file, support, participate in, or vote for any restructuring, workout, plan of reorganization, proposal, offer, exchange, dissolution, winding up, liquidation, reorganization, merger, consolidation, business combination, joint venture, partnership or sale of assets or equity for the Company other than the Restructuring and the Amended River Silo Plan.
4.     Additional Obligations of the Parent and the River Supporting Party. Each of the Parent and, solely with respect to the Allocation Agreement, the River Supporting Party shall, and the Parent shall cause the River Silo Debtors to:
(a)     deliver or cause to deliver to counsel to the Agents all Solicitation-related materials to be provided by the Company to (i) the River Silo RSA Supporting Parties and (ii) any other persons or entities that may be entitled to vote on the Amended River Silo Plan (such parties, persons or entities, the "Solicitation Parties") in connection with or related to the River Silo Plan Amendments as soon as practicable prior to their dissemination to the Solicitation Parties, which materials shall be in form and substance reasonably satisfactory to the Offshore Supporting Creditors (for the avoidance of doubt, (x) all the Solicitation-related materials delivered on November 30, 2016 (other than the aspects of such materials that will be amended or addressed by implementation of the River Silo Plan Amendments and the River Silo Plan Disclosure Statement Supplement) and (y) the River Plan Disclosure Statement Supplement (including exhibits) are in form and substance reasonably satisfactory to the Offshore Supporting Creditors;
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(b)     deliver or cause to be delivered to counsel to the Agents drafts of all motions, papers, pleadings or other filings to be filed on the "first" day of the River Silo Chapter 11 Cases at least three (3) days prior to the date when the Company intends to file such document;
(c)     other than the amendments to the River Silo Plan set forth in Exhibit B-1  hereto (the "River Silo Plan Amendments"), no amendment or waiver of any condition set forth in Article V.A. or Article IX.A of the Amended River Plan shall be made to or granted in respect of the Amended River Silo Plan (including the River Silo Plan Supplement) if and to the extent such amendment alters in any material respect the amendments set forth in the River Silo Plan Amendments, is inconsistent with this Agreement in any material respect, or would otherwise materially affect any Offshore Supporting Creditor, unless such Offshore Supporting Creditor consents in writing (including by email) to such amendment or waiver;
(d)    as soon as practicable, but in no event later than five (5) days prior to the close of the Solicitation Period, provide evidence reasonably satisfactory to the Agents that the River Silo RSA Supporting Parties have consented to the form and substance of each of the River Silo Plan Amendments and the River Silo Plan Disclosure Statement Supplement;
(e)     on the River Silo Petition Date, file or cause to be filed the Amended River Silo Plan (which shall include this Agreement as an exhibit thereto) with the Bankruptcy Court;
(f)     act in good faith and use commercially reasonable efforts to cause, (i) on or prior to March 31, 2017, the Bankruptcy Court to approve the Amended River Silo Plan in form and substance reasonably satisfactory to the Offshore Supporting Creditors in all respects that are material and relevant and (ii) the Restructuring Effective Date and the River Silo Plan Effective Date to occur substantially simultaneously and on or before March 31, 2017;
(g)     act in good faith and use commercially reasonable efforts to achieve substantial consummation of the Amended River Silo Plan on or before March 31, 2017;
(h)     (i) on the date (the "River Silo Petition Date") that the River Silo Chapter 11 Cases are commenced, file or cause to be filed a motion (and a proposed order in respect thereof) for the Parent and the River Supporting Party to assume this Agreement, which motion and proposed order shall be in form and substance reasonably satisfactory to the Parent and the Offshore Supporting Creditors and (ii) act in good faith and use commercially reasonable efforts to, on or before the date that is thirty (30) calendar days after the River Silo Petition Date (and in any event on or prior to the River Silo Plan Confirmation Date), obtain an order approving such motion from the Bankruptcy Court (which order shall be consistent in all material respects with the proposed order previously approved by the Offshore Supporting Creditors);
(i)     on or prior to the River Silo Plan Confirmation Date:
(i)     obtain or cause to be obtained an order from the Bankruptcy Court approving the Supplemented River Silo Plan Disclosure Statement in form and substance reasonably satisfactory to the Offshore Supporting Creditors in all respects that are material and relevant;
(ii)     file or cause to be filed the River Silo Plan Supplement which shall be in form and substance reasonably satisfactory to the Offshore Supporting Creditors in all respects that are material and relevant;
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(iii)     file or cause to be filed the proposed form of River Silo Confirmation Order, which, as filed and as entered by the Bankruptcy Court, shall be in form and substance reasonably satisfactory to the Offshore Supporting Creditors in all respects that are material and relevant; and
(iv)     not waive (and, in the case of the Parent, prevent any other River Silo Debtor from waiving) any conditions precedent to confirmation of the Amended River Silo Plan set forth in Article V.A thereof if such waiver would result in or constitute a breach of the Parent's obligations under this Agreement unless each Offshore Supporting Creditor consents to such waiver;
(j)     not waive (and, in the case of the Parent, prevent any other River Silo Debtor from waiving) any conditions precedent to the effectiveness of the Amended River Silo Plan set forth in Article IX.A thereof if such waiver would result in or constitute a breach of the Parent's obligations under this Agreement unless each Offshore Supporting Creditor consents to such waiver;
(k)     other than the supplement to the River Silo Plan Disclosure Statement set forth in Exhibit B-2 hereto (the "River Silo Plan Disclosure Statement Supplement"), no further supplement or amendment shall be made to the Supplemented River Silo Plan Disclosure Statement if and to the extent such supplement or amendment alters in any material respect the supplements set forth in the River Silo Plan Disclosure Statement Supplement or the River Silo Disclosure Statement, is inconsistent with this Agreement in any material respect, or would otherwise materially affect any Offshore Supporting Creditor, unless such Offshore Supporting Creditor consents in writing (including by email) to such amendment or supplement; and
(l)     promptly file or cause to be filed (including upon the reasonable request of the Offshore Supporting Creditors) with the Bankruptcy Court any motion, pleading, agreement or other document appropriate or necessary to support, facilitate, implement, consummate, evidence or otherwise give effect to the Restructuring or the Amended River Silo Plan.
5.     Additional Obligations of the Offshore Obligors and the River Supporting Party. Each of the Offshore Obligors and the River Supporting Party (solely as it relates to the Allocation Agreement) shall support and take, and cause all of its affiliates, and its and their respective representatives, agents and employees, to support and take, as the case may be, all actions necessary or reasonably requested by the Offshore Supporting Creditors to support, facilitate, implement, and consummate or otherwise give effect to the Restructuring substantially simultaneously with the River Silo Plan Effective Date, consistent with this Agreement, the Term Sheet and the Definitive Documents, including:
(a) prosecuting and supporting the confirmation and consummation of the Parent-Included Plan (as defined in the River Silo Plan or the Amended River Silo Plan, as the case may be), as set forth in the Amended River Silo Plan;
(b) refraining (or, in the case of the Parent, causing the River Silo Debtors to refrain) from supporting or prosecuting confirmation or consummation of the Parent-Excluded Plan (as defined in either of the River Silo Plan or the Amended River Silo Plan);
(c) except as expressly agreed by the Offshore Supporting Creditors, refraining (and, in the case of the Parent, causing the River Silo Debtors to refrain) from and causing its advisors and representatives to refrain from, directly or indirectly, taking any action to seek, solicit, initiate, encourage or assist in the submission of, or entering into any discussions, negotiations or agreements regarding, any proposal, negotiation or offer relating to the capitalization or recapitalization of the Offshore Business, any refinancing of an Offshore Obligor's debt or other obligations, any other
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transaction involving securities issued by an Offshore Obligor, any sale of the Offshore Business' main assets, debt or equity, or any other transaction that would render the Restructuring incapable of being consummated on the terms set forth in this Agreement and the Term Sheet (each, an "Alternative Transaction");
(d)     promptly notifying the Offshore Supporting Creditors regarding any inquiries by third parties received by any Offshore Obligor or the River Supporting Party (or by any Southern Cross Supporting Party (to the extent any Offshore Obligor or the River Supporting Party becomes aware of any such inquiry received by any Southern Cross Supporting Party)) with respect to an Alternative Transaction of any kind;
(e)     promptly providing copies of all documentation required to be provided to any Agent under the Term Sheet, including all documents related to the implementation of the Amended River Silo Plan (including any Definitive Documents related to the Offshore Business Spinoff);
(f)     promptly providing all information that any Offshore Supporting Creditor or their respective advisors (legal, financial or otherwise) may reasonably request or as required under the Term Sheet (i) for the purpose of causing the Restructuring Effective Date to occur or otherwise in connection with implementing the Restructuring, or (ii) for the purpose of obtaining approval by any Offshore Supporting Lender's credit committee of the Definitive Documents;
(g)     promptly notifying the other Parties upon becoming aware of a breach of this Agreement by any Southern Cross Supporting Party, any Offshore Obligor or the River Supporting Party; and
(h)     promptly providing copies of all material documents or materials relating to the Restructuring that any Offshore Obligor or the River Supporting Party shares with any Party (other than an affiliate of such Offshore Obligor, which shall not include any the Southern Cross Supporting Parties) or non-Party or that any other Party (other than an affiliate) or non-Party shares with any Offshore Obligor or the River Supporting Party.
6.	Additional Obligations of the Offshore Obligors. Each of the Offshore Obligors shall:
(a)     subject to the terms and conditions of this Agreement and the Term Sheet, (i) use commercially reasonable efforts to operate the Offshore Business in the ordinary course of business consistent with past practice and (ii) promptly inform the Offshore Supporting Creditors about all occurrences that are reasonably expected to have an adverse effect in any material respect on the assets, operations or relationships of the Offshore Business taken as a whole;
(b)     timely pay or reimburse, from deposit accounts maintained in the name of the Parent, by bank wire transfer in accordance with any applicable fee or engagement letters or the Facility Agreements, all reasonable and documented fees and out-of-pocket expenses, whether or not the Restructuring is consummated, of any professional fees, costs and expenses (including legal and financial advisor fees) incurred by each of the Offshore Supporting Creditors in connection with this Agreement or the Restructuring, including those of (i) W&C and WFW as counsel to the Agents (ii) HL as financial advisor to the Offshore Supporting Lenders pursuant to the HL Engagement Letter and (iii) local counsel to the Agents. provided, however, that in no event shall the amounts payable pursuant to this Section 6(b) be paid from any deposit account maintained by or in the name of UP Offshore Bahamas, any Existing Offshore Subsidiary Obligor or any Additional Offshore Obligor. The Offshore Obligors' agreement to timely pay or reimburse, as the case may be, the foregoing fees and expenses is an integral part of the
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transactions contemplated by this Agreement and the Term Sheet and, without such agreement, the Offshore Supporting Creditors would not have entered into this Agreement; and
(c)     promptly obtain any and all required regulatory or third-party approvals, consents or waivers necessary to consummate the Restructuring or any such regulatory or third-party approvals, consents or waivers reasonably requested by the Offshore Supporting Creditors.
7.     Additional Obligations of Offshore Supporting Creditors. Each of the Offshore Supporting Creditors shall:
(a)     deliver a Ballot voting in favor of the Amended River Silo Plan on or before the close of the Solicitation Period and shall not at any time, except as otherwise permitted under this Agreement, revoke or change such vote;
(b)     (i) to the extent it is permitted to elect whether to opt out of any releases set forth in the Amended River Silo Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, elect not to opt out of the releases set forth in the Amended River Silo Plan, by timely delivering its duly executed and completed Ballot indicating such election and (ii) to the extent it is permitted to elect whether to opt into any releases set forth in the Amended River Silo Plan in favor of Sparrow, Southern Cross or any of their affiliates or any directors of the Parent, each Offshore Supporting Lender shall elect to opt into any of such releases set forth in the Amended River Silo Plan, by timely delivering its duly executed and completed Ballot indicating such election;
(c)     promptly notify the other Parties upon becoming aware of a breach of this Agreement by any Offshore Supporting Creditor; and
(d)     upon the RSA Effective Date and until the termination of this Agreement pursuant to Section 14 hereof, forbear from exercising any right or remedy for the enforcement, collection or recovery of any claim against the Offshore Obligors other than as expressly permitted by the Term Sheet; provided, however, that nothing in this Agreement shall prevent or restrict the Offshore Supporting Creditors from taking any steps which are necessary or desirable to preserve the validity, existence or priority of their rights and claims under the Finance Documents.
8.	[Reserved]
9.	Limitations. Notwithstanding the foregoing, nothing in this Agreement shall:
(a)     require any Party to take action which is prohibited or otherwise restricted by applicable law or by any order or direction of any Governmental Body; or
(b)     prevent any Party from taking action which is required by applicable law or by any order or direction of any Governmental Body.
10.         Accessions and Transfers.
(a)     Accessions:
(i)     On or before January 27, 2017, Banco Security (or any other Lender that becomes Banco Security's successor in interest in respect of Banco Security's Exposure) shall become a Party to this Agreement by execution and delivery to the Parties of a counterpart "Offshore Supporting Creditor" signature page to this Agreement; provided, however, that the Company may, in its reasonable
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discretion, extend such deadline from time to time; provided further, however that without the consent of the other Parties hereto, the Company may not extend such deadline to a date which is later than two (2) days prior to the close of the Solicitation Period as set forth in the River Silo RSA, as such date may be extended from time to time in accordance with the River Silo RSA; and
(ii)     in the event that the Company and Banco Security agree on an entity to be the Substitute Chilean Guarantor, then prior to the Restructuring Effective Date (or such earlier date agreed to by the Company and Banco Security) the Substitute Chilean Guarantor shall agree in writing to be bound by the terms of this Agreement as an Offshore Obligor by executing and delivering to the Parties a joinder substantially in the form attached hereto as Exhibit C (the "Substitute Chilean Guarantor Joinder Agreement").
(b)     Transfers:
(i)     Each Offshore Supporting Lender, other than as required by any banking or financial regulator having jurisdiction over any such Offshore Supporting Lender or any applicable law or regulations pertaining to the business of banking to which any Offshore Supporting Lender is subject, shall not, except as permitted under Section 10(b)(ii) below, (i) sell, transfer, assign, pledge, hypothecate, pledge a lien, grant a participation interest in, or otherwise dispose of, directly or indirectly, any of its right, title, or interest in respect of any of such Offshore Supporting Lender's Exposures on the date hereof in whole or in part (except as contemplated in this Agreement), or (ii) grant any proxies, deposit any of such Offshore Supporting Lender's Exposures into a voting trust, or enter into a voting agreement with respect to any such Exposures (each of the actions described in clauses (i) and (ii), a "Transfer"), unless such Transfer is to another Offshore Supporting Lender or any other entity that first agrees in writing to be bound by the terms of this Agreement as an Offshore Supporting Lender by executing and delivering to the Parent and such Offshore Supporting Lender a joinder substantially in the form attached hereto as Exhibit D (a "Transfer Joinder Agreement"). With respect to Exposures held by the relevant transferee upon consummation of a Transfer in accordance with this Section 10(b), such transferee shall be deemed to make all of the representations and warranties of an Offshore Supporting Lender set forth in Section 14 of this Agreement as of the date of such Transfer. Upon compliance with the foregoing, the transferor shall be deemed to relinquish its rights (and be released from its obligations) under this Agreement to the extent of the transferred rights and obligations in respect of such transferred Exposure. Any Transfer made in violation of this Section 10(b) shall be deemed null and void and of no force or effect.
(ii)     Notwithstanding Section 10(b)(i) above, (i) an entity that is acting in its capacity as a Qualified Marketmaker (as defined below) shall not be required to be or become an Offshore Supporting Lender to effect any transfer (by purchase, sale, assignment, participation, or otherwise) of any claim against, or interest in, any Offshore Obligor by an Offshore Supporting Lender to a transferee; provided that such transfer by an Offshore Supporting Lender to a transferee shall be in all other respects in accordance with and subject to this Section 10(b) and (ii) to the extent that an Offshore Supporting Lender, acting in its capacity as a Qualified Marketmaker, acquires any claim against, or interest in, any Offshore Obligor from a holder of such claim or interest who is not an Offshore Supporting Lender, it may transfer (by purchase, sale, assignment, participation, or otherwise) such claim or interest without the requirement that the transferee be or become an Offshore Supporting Lender in accordance with this Section 10(b). For purposes of this Section 10(b), a "Qualified Marketmaker" means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against, or interests in, any Offshore Obligor (including debt securities or other debt) or enter with customers into long and short positions in claims against, or interests in, any Offshore Obligor (including debt securities or other debt), in its capacity as a dealer or market maker in such claims against, or interests in, any Offshore Obligor, and (y)
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is in fact regularly in the business of making a market in claims against issuers or borrowers (including debt securities or other debt).
11.     Additional Offshore Obligors. Any entity, if any, that does not exist as of the date hereof, but which shall or may be formed and shall be made an Additional Offshore Obligor pursuant to the Term Sheet during the term of this Agreement shall promptly agree (or shall be caused by the Southern Cross Supporting Parties or any other Offshore Obligors to agree) in writing to be bound by the terms of this Agreement as an Offshore Obligor by executing and delivering to the Parties a joinder substantially in the form attached hereto as Exhibit E (an "Additional Offshore Obligor Joinder Agreement").
12.     Further Acquisition of Indebtedness. This Agreement shall in no way be construed to preclude any Offshore Supporting Lenders or any of its affiliates from acquiring additional Exposures. Each Offshore Supporting Lender agrees, severally and not jointly, that such additional Exposures shall be subject to the terms of this Agreement.
13.     Further Assurances. From and after the RSA Effective Date, each Party shall do or procure the doing of all acts and execute or procure the execution of all documents which are reasonably necessary for giving full effect to its obligations under this Agreement and securing the full benefit of the rights, powers and remedies conferred upon them by this Agreement.
14.     Termination.
(a)     Restructuring Effective Date Termination. Except as to any provisions that under the terms of this Agreement expressly survive the termination hereof, this Agreement and all rights and obligations of the Parties hereunder shall terminate on the calendar day immediately following the Restructuring Effective Date; provided, however, that such termination shall not abridge any Party's rights under this Agreement related to actions, occurrences or events occurring prior to termination pursuant to this Section 14(a).
(b)     Company's Right to Terminate. The Company may terminate this Agreement as to all Parties upon five (5) business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events; provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five (5) business days' notice period:
(i)     the Parent's independent directors as of the date of this Agreement (which, for the avoidance of doubt are George Wood, John Wobensmith and Barry Ridings or any replacements thereof in consultation with and reasonably acceptable to the Offshore Supporting Creditors) unanimously determine, in good faith and upon advice of their advisors and subject to the terms and conditions of this Agreement, that the Parent's performance under this Agreement is inconsistent with the independent directors' exercise of their fiduciary duties under applicable law;
(ii)     termination of this Agreement by any of the other Parties in accordance with the terms of this Agreement;
(iii)     one or more parties to the River Silo RSA terminate the River Silo RSA in accordance with its terms or the Bankruptcy Court enters an order denying confirmation of the Amended River Silo Plan;
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(iv)     any Governmental Body of competent jurisdiction shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Offshore Obligors; or
(v)     the failure to complete the Milestones set forth in Section 3(d)(i), (ii)  and (iii) hereof, Section 7(a) hereof, or Section 10(a)(i) hereof, unless any such failure is a result of a breach by the Company of its obligations under this Agreement; provided, however, that the Agents (with the consent of the Offshore Supporting Lenders) and the other Parties may agree in writing (including by email) to the extension of any deadline by which any such Milestone must be satisfied; or
(vi)     any other material breach by any of the other Parties of any of their respective obligations under this Agreement that materially and adversely impacts the Company.
(c)     Offshore Supporting Creditors' Right to Terminate. Each Offshore Supporting Lender may and, upon direction from the Offshore Supporting Lenders in accordance with the Facility Agreements, the Agents shall terminate this Agreement as to all Parties upon five (5) business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events; provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five (5) business days' notice period:
(i)     the Definitive Documents include terms that are inconsistent in any material respect with the Term Sheet and this Agreement with respect to such Offshore Supporting Creditor, unless such variance in terms has been approved in writing by such Offshore Supporting Creditor; provided that nothing in this Section shall override the rights set forth in Section 20 hereof.
(ii)     other than as provided in this Agreement or as agreed among the Parties, the Company commences or fails to contest as soon as practicable and in any event within fourteen (14) calendar days any bankruptcy, reconstruction, winding up, dissolution, liquidation, protection, relief, administration or reorganization proceedings in respect of any Offshore Obligor (other than the Parent) or its assets or a composition, compromise, assignment or arrangement with or for the benefit of any creditor of any Offshore Obligor or any suspension of payments or moratorium of any indebtedness of any such Offshore Obligor, or any other insolvency proceedings or any analogous procedure or step in any jurisdiction (including the appointment of any liquidator, receiver, administrator, custodian, trustee or similar officer), including, but not limited to, any proceedings under the Bankruptcy Code;
(iii)     one or more parties to the River Silo RSA terminate the River Silo RSA in accordance with its terms or the Bankruptcy Court issues an order denying confirmation of the Amended River Silo Plan;
(iv)    any Governmental Body of competent jurisdiction shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Offshore Obligors;
(v)     the failure to complete the Milestones set forth in Sections 3(d)(i), 3(d)(ii) and 3(d)(iii), Section 4(a), Section 4(b), Section 4(d), Section 4(e), Section 4(f), Section 4(g), Sections 4(h)(i) and 4(h)(ii), Sections 4(i)(i), 4(i)(ii), 4(i)(iii) and 4(i)(iv), Sections 10(a)(i), or Section 32, unless such failure is a result of a breach by an Offshore Supporting Creditor of its obligations under this Agreement; provided, however, that the Agents (with the consent of the Offshore Supporting Lenders)
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and the other Parties may agree in writing (including by email) to the extension of any deadline by which any such Milestone must be satisfied; or
(vi)     any other material breach by any of the other Parties of any of their respective obligations under this Agreement that materially and adversely impacts the terminating Offshore Supporting Creditor.
(d)     Southern Cross Supporting Parties' Right to Terminate. The Southern Cross Supporting Parties may terminate this Agreement as to all Parties upon five (5) business days' prior written notice to the other Parties delivered in accordance with this Agreement following the occurrence of any of the following events, provided that, only with respect to events capable of being cured, such event remains uncured after the expiration of such five (5) business days' notice period:
(i)     one or more parties to the River Silo RSA terminate the River Silo RSA in accordance with its terms or the Bankruptcy Court issues an order denying confirmation of the Amended River Silo Plan;
(ii)     other than as provided in this Agreement or as agreed among the Parties, the Company commences or fails to contest timely as soon as practicable and in any event within fourteen (14) calendar days any bankruptcy, reconstruction, winding up, dissolution, administration or reorganization proceedings in respect of any Offshore Obligor (other than the Parent) or its assets or a composition, compromise, assignment or arrangement with or for the benefit of any creditor of any Offshore Obligor or any suspension of payments or moratorium of any indebtedness of any such Offshore Obligor, or any other insolvency proceedings or any analogous procedure or step in any jurisdiction (including the appointment of any liquidator, receiver, administrator, custodian, trustee or similar officer), including, but not limited to, any proceedings under the Bankruptcy Code;
(iii)     any Governmental Body of competent jurisdiction, shall have issued any injunction, judgment, decree, charge, ruling or order making illegal or otherwise restricting, preventing, or prohibiting the Restructuring in a manner that cannot be reasonably and timely remedied by the Offshore Obligors;
(iv)     the failure to complete the Milestones set forth in Section 3(d)(i) and (iii) hereof, Section 4(e) hereof, Section 4(f) hereof, Section 4(h) hereof, Sections 4(i)(i) and 4(i)(ii) hereof, Section 7(a) hereof, or Section 10(a)(i) hereof, unless any such failure is a result of a breach by any Southern Cross Supporting Party of its obligations under this Agreement; provided, however, that the Agents (with the consent of the Offshore Supporting Lenders) and the other Parties may agree in writing (including by email) to the extension of any deadline by which any such Milestone must be satisfied; or
(v)     any other material breach by any other Party of any of their respective obligations under this Agreement that materially and adversely impacts the Southern Cross Supporting Parties.
(e)     Mutual Termination. This Agreement and the obligations of all Parties hereunder may be terminated by mutual written agreement among (a) the Offshore Obligors, (b) Southern Cross and (c) the Offshore Supporting Creditors.
(f)     Effect of Termination. Upon termination of this Agreement in accordance with this Section 14, (i) this Agreement shall be of no further force and effect and all Parties shall be released from their commitments, undertakings and agreements under or related to this Agreement, and shall have the rights, remedies, powers and privileges that they would have had if they had not entered into
16

this Agreement, and shall be entitled to take all actions at any time and from time to time, whether with respect to the Restructuring or otherwise, that they would have been entitled to take had they not entered into this Agreement, and (ii) any and all consents, waivers or approvals (other than votes tendered in favor of the Amended River Silo Plan, which are addressed in subsections (iii) and (iv) of this Section 14(f)) delivered by the Parties shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner in connection with this Agreement, the Restructuring or otherwise, (iii) the Offshore Supporting Creditors shall be entitled to revoke, withdraw or change any and all consents or votes tendered by the Offshore Supporting Creditors in favor of the Amended River Silo Plan, and (iv) if Bankruptcy Court permission shall be required for an Offshore Supporting Creditor to revoke, withdraw or change its vote in favor of the Amended River Silo Plan, none of the Offshore Obligors, the Southern Cross Supporting Parties or the River Supporting Party shall oppose any attempt by any Offshore Supporting Creditor to revoke, withdraw or change its vote. Notwithstanding the foregoing, in no event shall such termination relieve any Party from (x) liability for its breach or non-performance of its obligations hereunder prior to the date of such termination and (y) obligations under this Agreement that by their terms expressly survive any such termination. In addition to any other Sections of this Agreement that by their terms expressly survive any such termination, subsections (iii) and (iv) of this Section 14(f), and Section 18, Section 21, Section 27 and Section 31 hereof shall survive termination pursuant to this Section 14.
15.     Representations and Warranties. Unless otherwise expressly provided in this Section 15, each of the Parties represents and warrants as to itself only, severally and not jointly, to each other Party, as of the date of this Agreement, and at all times (unless upon the Restructuring Effective Date, the Restructuring, upon the terms and subject to the conditions set forth in the Term Sheet, the Common Terms Agreement, the Investment Agreement, or the other Definitive Documents, causes the representations and warranties to become untrue prior to the Termination Date) prior to the occurrence of Termination Date or the Restructuring Effective Date (as the case may be), as follows:
(a)     Legal Existence; Enforceability of this Agreement. It is validly organized and existing and is in good standing under the laws of the jurisdiction of its organization, and this Agreement is a legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as may be limited by applicable law.
(b)     Consent or Approval. No consent or approval is required by any other person or entity in order for it to perform its respective obligations under this Agreement, subject, in the case of the Offshore Supporting Creditors and the Company, to the first sentence of Section 15(d) hereof.
(c)     Power and Authority. It has all requisite corporate or partnership, as applicable, power and authority to enter into this Agreement and to carry out the Restructuring and to perform its respective obligations under this Agreement, subject, in the case of the Offshore Supporting Creditors, to the first sentence of Section 15(d) hereof.
(d)     Authorization. Except as to any necessary (i) internal credit committee approval required by the Offshore Supporting Creditors or (ii) any approval by the Company's boards of directors to execute and deliver the Common Terms Agreement and any other Definitive Document not yet executed and delivered as of the date hereof, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part.
(e)     No Conflict. The execution, delivery and performance by it of this Agreement does not (a) violate in any material respect any provision of any material law, rule or regulation applicable to it or its certificate of incorporation or by-laws (or other organizational document) or (b) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default
17

under, any material contractual obligation to which it is a party or under its certificate of incorporation or by-laws (or other organizational documents).
(f)     Ownership by Parties.
(i)     Each Offshore Supporting Lender represents and warrants that as of the date such Offshore Supporting Lender executes this Agreement: (A) such Offshore Supporting Lender either (1) is the legal and beneficial owner of the Exposures set forth on its signature page, free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Offshore Supporting Lender's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, or (2) has investment or voting discretion or control with respect to discretionary accounts for the Exposures set forth on its signature page and has the power and authority to bind the beneficial owner(s) of such claims and interests to the terms of this Agreement, in each case free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect such Offshore Supporting Lender's performance of its obligations contained in this Agreement at the time such obligations are required to be performed, and (B) such Offshore Supporting Lender (subject to internal credit committee approval) has full power and authority to vote on and consent to all matters concerning the Exposures set forth on its signature page and to exchange, assign, and transfer its claims.
(ii)     Southern Cross represents and warrants that as of the date Southern Cross executes this Agreement: (A) Southern Cross is the ultimate beneficial owner of 119,266,821 shares of common stock in the Parent (the "SC Equity Interests"), free and clear of any pledge, lien, security interest, charge, claim, proxy, voting restriction, right of first refusal or other limitation on disposition of any kind, in each case that is reasonably expected to adversely affect Southern Cross' performance of its obligations contained in this Agreement at the time such obligations are required to be performed, and (B) Southern Cross, through its direct or indirect wholly owned subsidiaries, has full power and authority to vote on and consent to all matters concerning the SC Equity Interests and to exchange, assign and transfer its claims.
(g)     The Parent represents and warrants that: (i) it is directly or indirectly the record and beneficial holder of all of the equity interests in each of the Offshore Obligors; (ii) all of such equity interests have been duly authorized and are validly issued, fully paid and non-assessable, free and clear of any liens, claims and encumbrances of any kind (other than liens permitted under the Finance Documents) and have been issued in compliance with applicable law; (iii) none of the Parent's equity interests in the Offshore Obligors are subject to, or have been issued in violation of, preemptive or similar rights; (iv) no voting trusts, proxies, or other agreements or understandings exist with respect to the voting equity interests of the Offshore Obligors; and (v) no preference shares or any other equity interest giving a party other than the Parent control or economic rights over any Offshore Obligor exists.
(h)      Proceedings. The Offshore Obligors represent and warrant that no litigation or proceeding before any Governmental Body is pending against it that would adversely affect its ability to enter into this Agreement or perform its obligations hereunder.
(i)      Accuracy of Information. The Offshore Obligors, and the River Supporting Party (solely with respect to the Allocation Agreement) represent (i) that none of the materials and information provided in writing (including, without limitation, the Requested Information and any other materials and information provided prior to the RSA Effective Date) by or on behalf of the Offshore Obligors to the Offshore Supporting Creditors in connection with the Restructuring contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements
18

made, in the light of the circumstances under which they were made, not misleading and (ii) that all information contained in the Term Sheet or the exhibits, schedules and annexes thereto is true and correct.
16.     Direction to the Agents.
(a)     The Offshore Supporting Lenders agree that, from the RSA Effective Date until the Termination Date, to the extent permitted by the Finance Documents and conditioned upon the Offshore Supporting Lenders' Exposures totaling not less than the amount necessary for the Offshore Supporting Lenders to constitute Majority Lenders (as such term, or term of similar import, is defined in the Finance Documents) or such higher total amount of Exposures to the extent required under the Finance Documents, this Agreement shall be deemed a direction to the Agents to take all actions consistent with this Agreement to support consummation of the Restructuring, the transactions contemplated herein or by the Definitive Documents, and the Amended River Silo Plan so long as the Offshore Supporting Lenders have obtained any requisite internal credit committee approval to give such direction and such direction by the Offshore Supporting Lenders does not give rise to any additional indemnification or other obligations to the Agents.
        17.     Tax Implications. Each Party agrees to use its commercially reasonable efforts, including by agreeing to, executing and delivering any necessary documents consistent with the terms of the this Agreement and the Restructuring, to minimize the tax ramifications of the Restructuring, including, but not limited to, any cancellation of debt income; provided that such actions do not require such Party to incur or assume any material obligation or liability or otherwise have a material adverse effect on such Party.
        18.     Governing Law; Jurisdiction.
(a)     THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY CONFLICTS OF LAW PROVISION WHICH WOULD REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.
(b)     With respect to any legal action, suit or proceeding in which the Parent or in which the River Supporting Party is a named party in any such action, suit or proceeding, by its execution and delivery of this Agreement, from and after the River Silo Petition Date until the River Plan Effective Date, each Party hereto irrevocably and unconditionally agrees for itself that any such legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought in the Bankruptcy Court. By execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the Bankruptcy Court, generally and unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.
(c)     With respect to any legal action, suit or proceeding in which neither of the Parent or the River Supporting Party is a named party, by its execution and delivery of this Agreement, each Party hereto irrevocably and unconditionally agrees for itself that any such legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding shall be brought in the U.S. District Court for the Southern District of New York. By execution and delivery of this Agreement, each Party irrevocably accepts and submits itself to the exclusive jurisdiction of the U.S. District Court for the Southern District of New York, generally and
19

unconditionally, with respect to any such action, suit or proceeding, and waives any objection it may have to venue or the convenience of the forum.
19.     Entire Agreement. This Agreement (including, for the avoidance of doubt, the Exhibits) constitute the entire agreement with respect to the Restructuring and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of each of the Parties, whether oral, written, or implied, as to the subject matter hereof.
20.     Amendment or Waiver. Except as otherwise specifically provided herein, this Agreement, including any Exhibits or Schedules hereto, may not be waived, modified, amended, or supplemented unless such waiver, modification, amendment, or supplement is in writing and has been signed by (a) the Offshore Supporting Lenders or, upon direction from the Offshore Supporting Lenders in accordance with the Facility Agreements, the Agents, (b) the Parent and (c), in the case that any such waiver, modification, amendment, or supplement would have a material, adverse and disproportionate effect on a Party relative to the other Parties, such Party. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not similar, nor shall any waiver be deemed a continuing waiver (unless such waiver expressly provides otherwise).
21.     Specific Performance; Remedies Cumulative. This Agreement is intended as a binding commitment enforceable in accordance with its terms. Each Party acknowledges and agrees that the exact nature and extent of damages resulting from a breach of this Agreement are uncertain at the time of entering into this Agreement and that any such breach of this Agreement would result in damages that would be difficult to determine with certainty. It is understood and agreed that money damages would not be a sufficient remedy for any such breach of this Agreement, and that any non-breaching Party shall be entitled to seek specific performance and injunctive relief as remedies for any such breach, and each Party further agrees to waive, and to cause each of their representatives to waive, any requirement for the securing or posting of any bond in connection with requesting such remedy. Such remedies shall not be deemed to be the exclusive remedies for the breach of this Agreement by any Party or its representatives. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power or remedy by any Party hereto shall not preclude the simultaneous or later exercise of any other such right, power or remedy hereunder.
22.     Construction. This Agreement constitutes a fully negotiated agreement among commercially sophisticated parties and therefore shall not be construed or interpreted for or against any Party, and any rule or maxim of construction to such effect shall not apply to this Agreement.
23.     Receipt of Information; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement and that it has been, or has had an opportunity to be, represented by counsel in connection with the Restructuring, this Agreement, the Term Sheet and the transactions contemplated herein and therein. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party based upon lack of legal counsel shall have no application and is expressly waived.
24.     Binding Effect; Successor and Assigns. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors, assigns, heirs, transferees, executors, administrators, and representatives, in each case solely as such parties are permitted under this Agreement.
20

25.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Agreement. The signatures of all of the Parties need not appear on the same counterpart. Delivery of an executed signature page of this Agreement by facsimile or electronic mail shall be effective as delivery of a manually executed signature page of this Agreement.
26.     Severability and Construction. If any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect if the essential terms and conditions of this Agreement for each Party remain valid, binding, and enforceable.
        27.     Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY AGREE NOT TO ELECT A TRIAL BY JURY OF ANY ISSUE TRIABLE OF RIGHT BY JURY, AND HEREBY KNOWINGLY, VOLUNTARILY, INTENTIONALLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY FULLY TO THE EXTENT THAT ANY SUCH RIGHT SHALL NOW OR HEREAFTER EXIST WITH REGARD TO THIS AGREEMENT OR ANY CLAIM, COUNTERCLAIM OR OTHER ACTION ARISING IN CONNECTION THEREWITH OR IN RESPECT OF ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER VERBAL OR WRITTEN) OR ACTION OF ANY PARTY OR ARISING OUT OF ANY EXERCISE BY ANY PARTY OF ITS RESPECTIVE RIGHTS UNDER THIS AGREEMENT OR IN ANY WAY RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING, WITH RESPECT TO ANY ACTION TO RESCIND OR CANCEL THIS AGREEMENT AND WITH RESPECT TO ANY CLAIM OR DEFENSE ASSERTING THAT THIS AGREEMENT WAS FRAUDULENTLY INDUCED OR IS OTHERWISE VOID OR VOIDABLE). THIS WAIVER OF RIGHT TO TRIAL BY JURY IS INTENDED TO ENCOMPASS INDIVIDUALLY EACH INSTANCE AND EACH ISSUE AS TO WHICH THE RIGHT TO A TRIAL BY JURY WOULD OTHERWISE ACCRUE. EACH OF THE PARTIES HERETO IS HEREBY AUTHORIZED TO FILE A COPY OF THIS SECTION IN ANY PROCEEDING AS CONCLUSIVE EVIDENCE OF THIS WAIVER. THIS WAIVER OF JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT.
        28.     Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Notice Party (as defined below) to be notified; (b) when sent by confirmed electronic mail if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day; (c) three days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the parties identified on Schedule 2 hereto (each, a "Notice Party") at the addresses set forth therein.
        29.     No Third-Party Beneficiaries. This Agreement shall be solely for the benefit of the Parties hereto (or any other party that may become a party to this Agreement) and no other person or entity shall be a third-party beneficiary hereof.
        30.     No Waiver of Participation and Reservation of Rights. Except as expressly provided in this Agreement and in any amendment among the Parties approved in accordance with the terms hereof, nothing herein is intended to, or does, in any manner waive, limit, impair, or restrict the ability of each Party to protect and preserve, its rights, remedies, and interests, including any claims against the other Parties (or their affiliates or subsidiaries) and any defenses to any claims of other Parties. If the transactions contemplated by this Agreement or in the Term Sheet are not consummated, or if this
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Agreement is terminated for any reason, each Party fully reserves any and all of their rights remedies, or interests.
31.     No Admissions. This Agreement shall in no event be construed as or be deemed to be evidence of an admission or concession on the part of any Party of any claim or fault or liability or damages whatsoever. Each Party denies any and all wrongdoing or liability of any kind and does not concede any infirmity in the claims or defenses which it has asserted or could assert. No Party shall have, by reason of this Agreement, a fiduciary relationship in respect of any other Party or any person or entity, and nothing in this Agreement, expressed or implied, is intended to or shall be so construed as to impose upon any Party any obligations in respect of this Agreement except as expressly set forth herein. This Agreement and the Restructuring are part of a proposed settlement of a dispute among the Offshore Obligors, Southern Cross and the Offshore Supporting Creditors. Pursuant to Federal Rule of Evidence 408 and any applicable state rules of evidence, this Agreement and all negotiations relating thereto and related to the Restructuring shall not be admissible into evidence in any proceeding other than a proceeding involving enforcement of the terms of this Agreement.
        32.      Public Disclosure of Agreement. The Company may disclose the existence of and material terms of this Agreement and the Term Sheet (a) in a press release or public filing to the extent required by law (provided that the Parent has provided a copy of such press release or public filing to the Offshore Supporting Creditors reasonably in advance of its publication and take reasonable comments from the Offshore Supporting Creditors on such press release or public filing received prior to the date and time any such press release or public filing must be released or filed in accordance with applicable law or under the circumstances, unless impracticable with respect to the Company's compliance with its legal obligations), (b) to its affiliates and the partners, directors, officers, employees, agents, trustees, managers, counsel, advisors and auditors of the Company and its affiliates (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential) or (c) to any other person or entity solely with the written consent of the Offshore Supporting Creditors. Except as set forth in the sentence immediately above, without the consent of any Offshore Supporting Creditor, the Offshore Obligors (other than the Parent), the Southern Cross Supporting Parties and the River Supporting Party may not publish or disclose the existence or terms of this Agreement; provided, however, that the Company may make any disclosures required to fulfill its obligations under this Agreement, including without limitation (i) the public filing in the Bankruptcy Court of this Agreement, the Amended River Silo Plan, the River Silo Plan Disclosure Statement, and the River Silo Plan Disclosure Statement Supplement, (ii) the inclusion in the Solicitation materials of this Agreement, the Amended River Silo Plan, and the Supplemented River Silo Plan Disclosure Statement, and (iii) public filing of this Agreement with the SEC as an exhibit to a 6-K.
[The remainder of this page is intentionally left blank.]
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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
OFFSHORE OBLIGORS:

ULTRAPETROL (BAHAMAS) LTD.

By:	/s/ Eduardo Ojea Quintana
Eduardo Ojea Quintana
	Title:	Chief Executive Officer

UP OFFSHORE APOIO MARÍTIMO LTDA.

By:	/s/ [illegible]

	Title:	Director-Presidente

UP OFFSHORE (BAHAMAS) LTD.

By:	/s/ Eduardo Ojea Quintana
Eduardo Ojea Quintana
	Title:	Chief Executive Officer

PACKET MARITIME INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

PADOW SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

UP OFFSHORE (URUGUAY) S.A.

By:	/s/ Alvaro Lecueder
Alvaro Lecueder
	Title:	Vice President

TOPAZIO SHIPPING LLC By: UP Offshore Apoio Maritimo Ltda, its sole Member.

By:	/s/ [illegible]

	Title:	Director Presidente

GLASGOW SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
Title:

ZUBIA SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

INGATESTONE HOLDINGS INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

BAYSHORE SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

SPRINGWATER SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

AMBER SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

WOODROW SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

LINFORD TRADING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

LEEWARD SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

JURA SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

CORPORACIÓN DE NAVEGACIÓN MUNDIAL S.A., solely in its capacity as obligor under the UP Offshore (Bahamas) $40 Million Loan Agreement

By:	/s/ Eduardo Ojea Quintana
Eduardo Ojea Quintana
	Title:	Director

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	President

ADDITIONAL OFFSHORE OBLIGORS:
UP OFFSHORE (PANAMA) S.A.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

AGRIEX AGENCIAMENTOS E APOIO MARITOMO LTDA.

By:	/s/ [illegible]

	Title:	Director-Presidente

UP OFFSHORE (UK) LTD.

By:	/s/ [illegible]

	Title:	Director

LEWISTOWN COMMERCIAL CORP.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

BOISE TRADING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

HANFORD SHIPPING INC.

By:	/s/ Maria Cecilia Yad
Maria Cecilia Yad
	Title:	Authorized Officer

SPARROW OFFSHORE CAPITAL LTD.

By:	/s/ Ricardo Rodriguez
	Name:	Ricardo Rodriguez
	Title:	Director

SOUTHERN CROSS SUPPORTING PARTIES:
SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND III, L.P.

By:	Southern Cross Capital Partners III, L.P., its general partner
	By:	SC GP Company III, its general partner
		By:	/s/ Ricardo Rodriguez
			Name:	Ricardo Rodriguez
			Title:	Director

SOUTHERN CROSS LATIN AMERICA PRIVATE EQUITY FUND IV, L.P.

By:	Southern Cross Capital Partners IV, L.P., its general partner
	By:	SC GP Company IV, Limited, its general partner
		By:	/s/ Ricardo Rodriguez
			Name:	Ricardo Rodriguez
			Title:	Director

SPARROW CAPITAL INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
	Name:	Ricardo Rodriguez
	Title:	Director

SPARROW CI SUB LTD.

By:	/s/ Ricardo Rodriguez
	Name:	Ricardo Rodriguez
	Title:	Director

SPARROW OFFSHORE INVESTMENTS LTD.

By:	/s/ Ricardo Rodriguez
	Name:	Ricardo Rodriguez
	Title:	Director

RIVER SUPPORTING PARTY:
UABL LIMITED (BAHAMAS), solely in its capacity as counterparty to the Allocation Agreement

By:	/s/ Eduardo Ojea Quintana
Eduardo Ojea Quintana
	Title:	Chief Executive Officer

OFFSHORE SUPPORTING CREDITORS:
DVB BANK AMERICA N.V., in its capacities as (i) Lender under each of the Revolving Credit Agreement, the Ingatestone Loan Agreement and the Linford Loan Agreement, (ii) Agent under each of the UP Offshore (Bahamas) $40 Million Loan Agreement, the Ingatestone Loan Agreement and the Linford Loan Agreement, (iii) Arranger under each of the Ingatestone Loan Agreement and the Linford Loan Agreement and (iv) Security Trustee under each of the UP Offshore (Bahamas) $40 Million Loan Agreement, the Ingatestone Loan Agreement and the Linford Loan Agreement:
By:	/s/ Peter Bernaro
Peter Bernaro
	Title:	Deputy Managing Director

By:	/s/ Kai Foster		/s/ [illegible]

	Title:	Proxy Holder

Exposure:  Not less than $55,067,171.98 (as of January 17, 2017)

[Signature Pages of the Offshore Supporting Creditors to the Restructuring Support Agreement - DVB Bank America N.V.]

DVB BANK SE, in its capacities as (i) Lender under each of the UP Offshore (Brazil) $15 Million Loan Agreement, the UP Offshore (Bahamas) $25 Million Loan Agreement, the UP Offshore (Bahamas) $61.3 Million Loan Agreement and the UP Offshore (Bahamas) $40 Million Loan Agreement, (ii) Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent under each of the UP Offshore (Brazil) $15 Million Loan Agreement, the UP Offshore (Bahamas) $25 Million Loan Agreement and the UP Offshore (Bahamas) $61.3 Million Loan Agreement, (iii) Arranger, Agent and Security Trustee under the Revolving Credit Agreement, and (iv) Swap Bank under each of the UP Offshore (Brazil) $15 Million Loan Agreement, the UP Offshore (Bahamas) $25 Million Loan Agreement, the UP Offshore (Bahamas) $61.3 Million Loan Agreement and the Ingatestone Loan Agreement:

By:	Felix Ulbricht
Felix Ulbricht
	Title:	Senior Vice President

By:	Jens Taubken
Jens Taubken
	Title:	Senior Vice President

Exposure:  Not less than $67,348,298.60 (as of January 17, 2017)

[Signature Pages of the Offshore Supporting Creditors to the Restructuring Support Agreement - DVB Bank SE]

NIBC BANK N.V., in its capacities as (i) Lender under each of the Ingatestone Loan Agreement and the Linford Loan Agreement and (ii) Swap Bank under Ingatestone Loan Agreement:
By:	Hans A. Nagtegaal
Hans A. Nagtegaal
	Title:	Director

By:	Vikki Greatorex
Vikki Greatorex
	Title:	Director

Exposure:  Not less than $27,509,400.13 (as of January 17, 2017)

[Signature Pages of the Offshore Supporting Creditors to the Restructuring Support Agreement - NIBC Bank N. V]

ABN AMRO CAPITAL USA LLC, in its capacity as Lender under the Ingatestone Loan Agreement:
By:	Richard [illegible]
Richard [illegible]
	Title:	Executive Director

By:	Urvashi Zutshi
Urvashi Zutshi
	Title:	Managing Director

Exposure- Not less than $14,043,512.83 (as of January 17, 2017)

[Signature Pages of the Offshore Supporting Creditors to the Restructuring Support Agreement - ABN AMRO Capital USA LLC]

[LOGO]
ABN AMRO

ABN AMRO BANK N.V., in its capacity as Swap Bank under the Ingatestone Loan Agreement:

By:	/s/ Frank van Waesberghe
Frank van Waesberghe
Title:

By:	/s/ Tiziana Mirabellow
Tiziana Mirabellow
	Title:	Executive Director

Exposure:  $0.00 (as of January 17, 2017)

[Signature Pages of the Offshore Supporting Creditors to the Restructuring Support Agreement - ABN AMRO Bank N. VI

SCHEDULE 1
EXISTING OFFSHORE SUBSIDIARY OBLIGORS
1. UP Offshore Apoio Marítimo Ltda.
2. Packet Maritime Inc.
3. Padow Shipping Inc.
4. UP Offshore (Uruguay) S.A.
5. Topazio Shipping LLC
6. Glasgow Shipping Inc.
7. Zubia Shipping Inc.
8. Ingatestone Holdings Inc.
9. Bayshore Shipping Inc.
10. Springwater Shipping Inc.
11. Amber Shipping Inc.
12. Woodrow Shipping Inc.
13. Linford Trading Inc.
14. Leeward Shipping Inc.
15. Jura Shipping Inc.

SCHEDULE 2
NOTICE PARTIES AND ADDRESSES
All communications shall be sent to the Notice Parties at the addresses identified below:
To the Parent or the other Offshore Obligors at:

Ultrapetrol (Bahamas) Limited
c/o H&J Corporate Services Ltd.
Ocean Center
Montagu Foreshore
East Bay Street
O,O. Box SS-19084
Nassau, Bahamas
Attention: Secretary
Email: dalvarez@ultrapetrol.net

With a copy (which shall not constitute notice) to:

Ultrapetrol (Bahamas) Limited
Leandro N. Alem 986
11th Floor (C1001AAR)
Buenos Aires
Argentina
Attention: Chief Financial Officer
Email: cyad@ultrapetrol.net

and

Zirinsky Law Partners PLLC
The Seagram Building
375 Park Avenue, Suite 2607
New York, New York 10152
Attention: Bruce Zirinsky
Email: bzrinisky@zirinskylaw.com

and

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Lawrence Rutkowski
Email: rutkowski@sewkis.com

To the Offshore Supporting Creditors and Banco Security:

DVB Bank America N.V., as (i) Lender under each of the Revolving Credit Agreement, the Ingatestone Loan Agreement and the Linford Loan Agreement, (ii) Agent under each of the UP Offshore (Bahamas) $40 Million Loan Agreement, the Ingatestone Loan Agreement and the Linford Loan Agreement, (iii) Arranger under each of the Ingatestone Loan Agreement and the Linford Loan Agreement and (iv) Security Trustee under each of the UP Offshore (Bahamas) $40 Million Loan Agreement, the Ingatestone Loan Agreement and the Linford Loan Agreement
Gaitoweg 35
Willemstad, Curacao
Attention: Natacha Bloem / Eric Maduro
Facsimile: +5999 465 2366
Email: TLS.Curacao@dvbbank.com

and
DVB Bank SE, as (i) Lender under each of the UP Offshore (Brazil) $15 Million Loan Agreement, the UP Offshore (Bahamas) $25 Million Loan Agreement, the UP Offshore (Bahamas) $61.3 Million Loan Agreement and the UP Offshore (Bahamas) $40 Million Loan Agreement, (ii) Arranger, Underwriter, Facility Agent, Security Agent and Documentation Agent under each of the UP Offshore (Brazil) $15 Million Loan Agreement, the UP Offshore (Bahamas) $25 Million Loan Agreement and the UP Offshore (Bahamas) $61.3 Million Loan Agreement, (iii) Arranger, Agent and Security Trustee under the Revolving Credit Agreement and (iv) Swap Bank under each of the UP Offshore (Brazil) $15 Million Loan Agreement, the UP Offshore (Bahamas) $25 Million Loan Agreement, the UP Offshore (Bahamas) $61.3 Million Loan Agreement and the Ingatestone Loan Agreement
Platz der Republik 6
60325 Frankfurt am Main
Germany
Attn: Jens Taubken / Loan Administration Manager
Facsimile: +49 69 97 50 4444
Email: Jens.Taubken@dvbbank.com

with a copy to:

c/o DVB Transport (US) LLC
609 Fifth Avenue, 5th Floor
New York, New York 10017
Attention: Camila Policarpio
Facsimile: +212 858 2663
Email: Camila.Policarpio@dvbbank.com

and

NIBC Bank N.V., as Lender and Swap Bank under the Ingatestone Loan Agreement and as Lender under the Linford Loan Agreement
Carnegieplein
4 2517 KJ
The Hague, The Netherlands
Attention: Erwin Keller / Lyubka Sokolova / Sammi Tang / Jan Raateland
Facsimile: +31 70 3425 577

Email: Jeroen.van.der.Putten@nibc.com / Lyubka.Sokolova@nibc.com /
sammi.tang@nibc.com / jan.raateland@nibc.com

and

ABN AMRO Capital USA LLC, as Lender under the Ingatestone Loan Agreement
100 Park Avenue
New York, NY 10017
Attn: Francis Birkeland
Facsimile: +917 284 6683
Email: francis.birkeland@abnamro.com

with a copy to:

Attn: Glenn Ransier / Elsy Garcia, Trade Finance Operations
Email: tradefinance@abnamro.com

and

ABN AMRO Bank N.V., as Swap Bank under the Ingatestone Loan Agreement
Financial Restructuring & Recovery | International Restructuring & Recovery
Foppingadreef 22 | 1102 BS Amsterdam | The Netherlands
P.O. Box 283 | 1000 EA Amsterdam | PAC: AA 8531
Attn: Richard Klompjan / Tiziana Mirabello
Facsimile: N/A
Email: richard.klompjan@nl.abnamro.com / tiziana.mirabello@nl.abnamro.com

and

Banco Security, as Lender and Swap Bank under the UP Offshore (Bahamas) $40 Million Loan Agreement
Augusto Leguía Sur 70, piso 10
Las Condes Santiago,
Chile
Attention: Claudio Castro Utreras / Ignacio Joannon / Felipe Olivia
Facsimile: +56 (2) 584-4000
Email: clcastro@security.cl / ijoannon@security.cl / folivia@security.cl

With a copy (which shall not constitute notice) to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036-2787
Attention: Scott Greissman / Mark Franke
Email: sgreissman@whitecase.com / mark.franke@whitecase.com

or to such other address as may have been furnished by a Notice Party to each of the other Notice Parties by notice given in accordance with the requirements set forth above.

EXHIBIT A

TERM SHEET

Comprehensive Restructuring of UP Offshore (Bahamas) Ltd.
Summary of Principal Terms and Conditions of Amendment to Loan and Charter Documents

Set forth in this term sheet (the "Term Sheet") is a summary of the principal terms and conditions of the Restructuring (as defined below) of the obligations of Ultrapetrol (Bahamas) Limited ("Ultrapetrol" and, together with its subsidiaries and affiliates, the "Company"), UP Offshore (Bahamas) Ltd. ("UP Offshore Bahamas") and certain of UP Offshore Bahamas' subsidiaries that are existing obligors under any Loan Documents (such subsidiaries, the "UP Offshore Subsidiary Obligors" and, together with UP Offshore Bahamas, the Additional Obligors (as defined below) and the Future Subsidiary Obligors (as defined below), each an "Offshore Entity" and collectively the "Offshore Business" and the Offshore Entities, together with Ultrapetrol, the "Obligors") in respect of the credit facilities (the "Facilities") under the loan agreements identified on Exhibit A annexed hereto (the "Loan Agreements" and, the Loan Agreements, together with any related finance, security or other agreements or documents entered into in connection therewith, the "Loan Documents") to which each of the banks and financial institutions identified on Exhibit B annexed hereto are a party (the "Lenders").

This Term Sheet summarizes the principal terms and conditions that will be contained in the Definitive Documentation (as defined below) for the proposed restructuring of the Offshore Business (the "Restructuring") and any other applicable terms and conditions contained in the Definitive Documentation must be reasonably satisfactory to the Lenders. Except as expressly provided in any binding written agreement the parties may enter into in the future, no past, present or future action, course of conduct, or failure to act relating to the transactions or proposals referred to in this Term Sheet or relating to the negotiation of the terms of such transactions or proposals shall give rise to or serve as the basis for any obligation or other liability on the part of such persons or any of their affiliates and, prior to the date (the "Effective Date") on which all conditions precedent set forth in Section I hereof have been satisfied or waived by the Common Agent (as defined below) and the Agents (as defined below) acting only upon the unanimous direction of the Lenders, the obligations of the Obligors under the Loan Documents (and the Guarantee Loan Documents (as defined below) and the BNDES Loan Agreement (as defined below)) and related service, management and charter documents, in each case, to which any of such Obligors are a party shall remain in full force and effect.

This Term Sheet has been agreed pursuant to and subject to the terms of that certain restructuring support agreement (the "Offshore RSA"), dated as of January 17, 2017, by and among (i) Ultrapetrol, (ii) UP Offshore Bahamas, (iii) the UP Offshore Subsidiary Obligors, (iv) the Additional Obligors in existence as of the date thereof (which for the avoidance of doubt, shall include New Holdco (as defined below)), (v) Cornamusa (as defined below), (vi) any non-Offshore Entity to be party to the Allocation Agreement (as defined below), (vii) Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P. (collectively "The Southern Cross Group"), (viii) Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd. and Sparrow Offshore Investments Ltd. (collectively with The Southern Cross Group, the "Southern Cross Supporting Parties" and, together with Cornamusa and UABL Limited (Bahamas), the "Non-Offshore Supporting Parties"), (ix) the Lenders, (x) the Agents and (xi) the other parties to the Loan Agreements (such other parties, together with the Lenders, and the Agents, the "Supporting Creditor Parties" and each of the foregoing parties described in clauses (i) through (xi), collectively, the "Offshore RSA Parties"). Pursuant to the Offshore RSA, each of the Offshore RSA Parties have agreed to, among other things, effectuate the Restructuring in accordance with the terms and conditions set forth in the Offshore RSA and this Term Sheet, including, without limitation, compliance with the timeline and Milestones (as defined in the Offshore RSA) set forth in the Offshore RSA, and the Lenders shall, in accordance with the terms of the Offshore RSA, inter alia, support and vote in favor of the Parent-Included Plan (as defined in the River Silo Plan (as defined below), as amended by the River Silo Plan Amendments (as defined in the Offshore RSA)).

The statements contained in this Term Sheet and all discussions between and among the parties in connection therewith constitute confidential settlement communications entitled to protection under Rule 408 of the Federal Rules of Evidence and any other applicable statutes or doctrines in any relevant jurisdiction protecting the use or disclosure of confidential information and information exchanged in the context of settlement discussions.

I.          CONDITIONS PRECEDENT1

A. New Money Investment and Corporate Reorganization

1. Formation of New Holdco:
On or prior to the date on which the RSA is executed, Sparrow Offshore Investments Ltd., an indirect wholly-owned subsidiary of The Southern Cross Group (the "Investor") shall have formed Sparrow Offshore Capital Ltd., a new wholly-owned subsidiary organized in the Bahamas (such subsidiary, "New Holdco"). The Organizational Documents of New Holdco shall comply with the SPV and Separateness Provisions and each other bankruptcy remoteness requirement set forth in Section I.C below.

2. New Money Investment:
The Investor, directly or indirectly, shall have contributed $2.5 million in cash (denominated in U.S. dollars) on or prior to the Effective Date to New Holdco in the form of common equity on terms in form and substance satisfactory to the Agents (the "New Money Investment").

3. Separation of Offshore Business:
Pursuant to the Investment Agreement dated as of November 23, 2016 among, inter alios, Ultrapetrol and certain of its subsidiaries and affiliates party thereto, New Holdco will, on or prior to the Effective Date, after giving effect to the Restructuring, acquire 100% of equity interests in UP Offshore Bahamas and the Offshore Business from Ultrapetrol and the Investor shall control (directly or indirectly) New Holdco (such acquisition, the "Offshore Business Spinoff"). Following the Offshore Business Spinoff (and the transfer of Ultrapetrol's equity in UP Offshore Brazil pursuant to Section I.A.4 hereof) (i) Ultrapetrol will not own, directly or indirectly, any equity of New Holdco, UP Offshore Bahamas or any other Offshore Entity, (ii) New Holdco will directly own 100% of UP Offshore Bahamas and UP Offshore Bahamas will, directly or indirectly, own 100% of each other Offshore Entity, (iii) New Holdco will not be affiliated, directly or indirectly, with Ultrapetrol or any Non-Offshore Entity, other than by virtue of any common ownership by the Investor, and (iv) the identity and nature of New Holdco otherwise conforming with the provisions set forth in this Term Sheet.

4. Transfers of Equity of UP Offshore Brazil to UP Offshore Uruguay:
On or prior to the Effective Date, Ultrapetrol shall have transferred all of its existing equity interests in UP Offshore Brazil to an Offshore Entity (other than New Holdco) reasonably acceptable to the Agents, and immediately following such transfer each of UP Offshore (Uruguay) S.A. ("UP Offshore Uruguay") and such other Offshore Entity shall collectively own one hundred percent (100%) of the equity interests in UP Offshore Brazil. On or prior to such transfer, Ultrapetrol shall have obtained consents from any party whose consent to such transfer is necessary or appropriate under the circumstances, including, without limitation, from the noteholders and/or Petróleo Brasileiro S.A. – Petrobras ("Petrobras").

 1   Unless otherwise agreed, all financial or other information and all documents (to the extent not originals) required to be provided or delivered by the Company hereunder (or under the Definitive Documentation) shall be certified by a responsible officer as true, complete and correct, or as prepared by or under the supervision of such responsible officer, as the case may be.
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5. Substitute Chilean Guarantor:
On or prior to the Effective Date, Ultrapetrol shall have replaced Corporación de Navegación Mundial ("Cornamusa") as guarantor under the UP Offshore Bahamas $40 Million Loan Agreement (as defined in Exhibit A annexed hereto) with a wholly owned subsidiary of UP Offshore Bahamas formed under Chilean law (such subsidiary, the "Substitute Chilean Guarantor") reasonably acceptable to the Lenders under the UP Offshore Bahamas $40 Million Loan Agreement.

For the avoidance of doubt, the Substitute Chilean Guarantor shall be required to comply with the SPV and Separateness Provisions (as defined below) in accordance with Section I.C.2 hereof.

6. Substitute Ship Manager:
On or prior to the Effective Date, Ultrapetrol shall have terminated any agreement related to the Offshore Business to which Ravenscroft Ship Management Ltd. and/or Ravenscroft Ship Management Inc. (together, the "Ravenscroft Entities") is a party (including, without limitation, any ship management agreement).  On and after the Effective Date, either of UP Offshore Apoio Maritimo (Brazil) Ltda. ("UP Offshore Brazil") and/or UP UK (as defined below) (each, a "Substitute Ship Manager"), with provide technical and commercial management for the Ships (and UP OPAL) on terms (including management agreements, if any) to be reasonably acceptable to the Agents.

B. Corporate Overhead Allocation

1. Allocation Agreement:
UABL Limited ("UABL") and New Holdco shall have executed and delivered an overhead allocation agreement in form and substance acceptable to the Agents (the "Allocation Agreement") pursuant to which UABL shall provide to the entities in the Offshore Business certain corporate and operational services, including without limitation, the provision of directors and officers and other employees, auditing, insurance, tax, legal, communication and information technology services and office space in respect of or relating to the operations of the Offshore Business and otherwise sufficient to continue to the operation of the Offshore Business as previously conducted (the "Corporate Services").

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Pursuant to the Allocation Agreement, the Corporate Services shall be provided to New Holdco and its subsidiaries, in exchange for quarterly payments to UABL equal to an amount (such amount, the "UPO Overhead Expenses"), to be determined for any relevant fiscal quarter, calculated as the product of (i) 32.50% (the "UPO Overhead Expenses Percentage") and (ii) the total costs and expenses (other than Severance Costs) incurred by UABL in the provision of the Corporate Services for the entire Company and the Offshore Business during such fiscal quarter (such amount, the "Company Overhead Expenses"); provided that (x) the sum of the UPO Overhead Expenses for any fiscal year shall in no event exceed the UPO Overhead Expenses Cap (as defined below) and (y) payment of UPO Overhead Expenses shall be made by the relevant Offshore Entity solely from the Current Accounts (as defined below) not earlier than the date upon which the Cash Flow and Overhead Expenses Report is Final and the Payment Waterfall has commenced, subject to (A) there not having occurred any Event of Default (as defined in any Amended Loan Agreement (as defined below), the BNDES Loan Agreement or the First Demand Guarantee Facility Agreement dated of June 26, 2013 (as amended, supplemented or modified, the "Guarantee Facility Agreement" and, together with any related finance, security or other agreements or documents, the "Guarantee Loan Documents") in respect of the related first demand guarantee facility (the "Guarantee Facility"), between UP Offshore Brazil  and DVB Bank SE) which is continuing (in which case no UPO Overhead Expenses shall be paid) and (B) the satisfaction of the other conditions set forth under Section II.C.3 below; provided, further, that any actual employee severance costs arising from the termination of employees by Ultrapetrol or UABL and which are incurred by Ultrapetrol or UABL (other than an Offshore Entity) in connection with the Restructuring (the "Severance Costs"), shall not be included in the UPO Overhead Expenses, but New Holdco shall be permitted to make quarterly payments in an amount, to be determined for any relevant fiscal quarter, equal to Severance Costs for such fiscal quarter but in any event not in excess of $650,000 in the aggregate (the "Permitted Severance Overhead Amount") for the period from October 1, 2016 until the first anniversary of the Effective Date, and in no event shall the Offshore Entities be obligated to pay Severance Costs, in the aggregate, in excess of such amount during such period or at any time after the end of such period.  In the event that any Severance Costs have been paid by any Offshore Entity prior to the Effective Date, any amount in excess of the Permitted Severance Overhead Amount shall be repaid to the Offshore Business pursuant to Section I.B.2(b) hereof.  For the avoidance of doubt, if and when the sum of the UPO Overhead Expenses for any fiscal year equals the UPO Overhead Expenses Cap, UABL shall only be entitled to receive the amounts of UPO Overhead Expenses up to the UPO Overhead Expenses Cap for such fiscal year.

"UPO Overhead Expenses Cap" shall mean:

(a)	for fiscal year 2016: $5.65 million for such fiscal year;
(b)	for fiscal year 2017: $4.4 million for such fiscal year;
(c)	for fiscal year 2018: $4.0 million for such fiscal year;
(d)	for fiscal year 2019: $3.8 million for such fiscal year;
(e)	for fiscal year 2020, 2021 and 2022: $3.5 million for each such fiscal year; and
(f)
for fiscal year 2023: an amount equal to the product of (a) the quotient, expressed as a percentage, derived by dividing (i) the total number of days from and including January 1, 2023 to and including the Extended Maturity Date by (ii) 365, and (b) $3.5 million;

provided, however, that the UPO Overhead Expenses Cap will be adjusted to account for inflation or fluctuations in currency exchange ratios automatically in a manner to be mutually agreed by the Company and the Common Agent.

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For the avoidance of doubt, any amounts in respect of Corporate Services (other than Severance Costs) paid to Ultrapetrol or any other entity (other than an Offshore Entity) by an Offshore Entity prior to the Effective Date but on or after the beginning of the fiscal year in which the Effective Date occurs shall be included in calculating the UPO Overhead Expenses for purposes of the UPO Overhead Expense Cap for the fiscal year in which the Effective Date occurs.  In the fiscal quarter in which the Effective Date occurs the calculation of the Company Overhead Expenses and Severance Costs shall only include Company Overhead Expenses and Severance Costs (as applicable) occurring on and after the first day of the month following the month contained in the Effective Date Report through the end of such fiscal quarter.

2. Allocation Overcharges:
In respect of amounts already paid by UP Offshore Bahamas (or any other Offshore Entity) to Ultrapetrol (or any other entity (other than an Offshore Entity)) from January 1, 2016 to the end of the period covered in the Effective Date Report for the UPO Overhead Expenses and/or October 1, 2016 to the end of the period covered in the Effective Date Report for the Severance Costs, the following amounts shall be deemed overcharges (such amounts, the "Allocation Overcharges") and shall have been repaid, or caused to be repaid, by Ultrapetrol to UP Offshore Bahamas on or prior to the Effective Date:

(a)
in respect of the UPO Overhead Expenses, the sum of (i) the aggregate amounts paid from January 1, 2016 to December 31, 2016 in excess of the UPO Overhead Expenses Cap for fiscal year 2016 plus (ii) the aggregate amounts paid from January 1, 2017 to the end of the period covered in the Effective Date Report in excess of the pro rata portion of the UPO Overhead Expenses Cap for fiscal year 2017 for such period (calculated as of the last day of the period covered in the Effective Date Report); and

(b)
in respect of the Permitted Severance Overhead Amount, the aggregate amounts of Severance Costs paid from October 1, 2016 to the end of the period covered in the Effective Date Report in excess of $650,000.

Any Allocation Overcharges repaid, or caused to be repaid, by Ultrapetrol to UP Offshore Bahamas shall be paid to the Common Agent for distribution to the Agents as a prepayment of the outstanding principal amounts under the Loan Agreements ratably (based on the aggregate outstanding principal amounts across all Facilities at the time of such prepayment).

3. Cash Leakage:
Other than as set forth in this Section B, no Offshore Entity shall declare, authorize, make or pay any dividends, return of capital or any other distribution, payment or delivery of property or cash to Ultrapetrol, UABL, any River Supporting Party (as defined in the Offshore RSA) or their respective equity holders or subsidiaries (other than any Offshore Entity), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of such Offshore Entity's Equity Interests (or acquire any rights, options or warrants relating thereto), or repay any subordinated loans to equity holders or set aside any funds for any of the foregoing purposes at any time during the period from the signing of the Offshore RSA until the Effective Date.

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C. Ringfencing

1. Bankruptcy and Asset Ringfencing:
On or prior to the Effective Date, each of UP Offshore Bahamas, the UP Offshore Subsidiary Obligors and the Additional Obligors shall have completed all actions set forth in sections of this Term Sheet intended (i) to make the Offshore Business bankruptcy remote and (ii) to ensure that the Common Agent or the applicable Agents under the Amended Loan Agreements maintain perfected security over any Deposit Account and the cash or cash equivalents on deposit therein into which Earnings (as defined in the Loan Documents, the Guarantee Loan Documents and the loan documents in connection with the BNDES Loan Agreement) (or any other amounts paid or earned in respect of the Vessels (as defined below), are deposited or may be deposited (including, without limitation, amendments to the Loan Documents to effect the foregoing).

2. Modifications to Organizational Documents:
On or prior to the Effective Date, the articles of incorporation or other organizational documents (together with any other documents related thereto, including any shareholder agreements, the "Organizational Documents") for each of UP Offshore Bahamas, the UP Offshore Subsidiary Obligors and the Additional Obligors shall have been amended in form and substance satisfactory to the Agents (as defined below) in their reasonable discretion, and all corporate action necessary to effect any of the below actions shall have been taken, to: (i) appoint a person acceptable to the Agents in their reasonable discretion as a new independent director (or similar officer in the case of any Offshore Entity organized in Brazil, which shall include an administrator (administrador) in the case of a limited company (sociedade limitada)) (a "New Independent Director") to the board of directors or similar body of each such entity and provide for the procedures related to the initial appointment of such New Independent Director and any subsequent replacements of such New Independent Director (and any successors to such New Independent Director) and such New Independent Director shall have been appointed on or prior to the Effective Date, (ii) require that a New Independent Director or any subsequent replacements of such New Independent Director be acceptable to the Common Agent in its reasonable discretion, (iii) require consent from the New Independent Director for such entities to take any action related to those certain matters identified on Exhibit C annexed hereto (the "Reserved Matters"), including, without limitation, any action that would directly result in a Bankruptcy Event (as defined below), (iv) require the consent from the New Independent Director for such entity before taking any action in furtherance of any Bankruptcy Event, (v) with respect to each Offshore Entity organized in Brazil, appoint a New Independent Director and enter into an agreement among the quota holders of such Brazilian entity that provides that the quota holders will not take any action furtherance of a Bankruptcy Event without the New Independent Director's consent, and (vi) (a) require each such entity to maintain separate corporate status from Ultrapetrol, UABL and any subsidiary or affiliate of Ultrapetrol or UABL outside of the Offshore Business (each such subsidiary or affiliate, together with Ultrapetrol and UABL, a "Non-Offshore Entity") by, among other things, observing corporate formalities and maintaining arm's length relationships with all Non-Offshore Entities and (b) require such entities to be special purpose vehicles, i.e., restricting the activities in which such entities can engage so as to ensure that their activities are limited to the business purposes specified in such SPV and Separateness Provisions (the provisions imposing the requirement in clauses (vi)(a) and (b) of this paragraph, the "SPV and Separateness Provisions").

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"Additional Obligors" shall mean Lewistown Commercial Corporation, UP Offshore (UK) Ltd. ("UP UK"), Angenciamentos e Apoio Maritimo Ltda. ("Agriex"), Topazio Shipping LLC (if not a UP Offshore Subsidiary Obligor), UP Offshore (Panama) S.A., Boise Trading Inc., Hanford Shipping, Inc., New Holdco and any other entity formed, created or acquired by, or affiliated with (other than, except for New Holdco and its subsidiaries, any affiliate of the Investor) UP Offshore Bahamas (or any direct or indirect subsidiary of UP Offshore Bahamas) on or prior to the Effective Date which is not already a UP Offshore Subsidiary Obligor.

"Bankruptcy Event" shall be deemed to occur with respect to any Offshore Entity if (i) such Offshore Entity makes a general assignment for the benefit of creditors, (ii) such Offshore Entity institutes a voluntary proceeding seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief , or composition of it or its debts under any law of any relevant jurisdiction relating to bankruptcy, insolvency or reorganization or relief of debtors, (iii) such Offshore Entity seeks the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its property, (iv) in the case of any such proceeding instituted against it (but not instituted by it), either such proceeding shall remain undismissed or unstayed for a period of forty-five (45) days, or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, administrator, trustee, custodian or other similar official for, it or for any substantial part of its property) shall occur, (v) such Offshore Entity files an answer or other pleading admitting a failing to contest the material allegations of any petition filed against it in any proceeding described in the foregoing clauses or (vi) such Offshore Entity takes any corporate action to authorize any of the actions set forth above.

3. Control Agreements:
On or prior to the Effective Date, UP Offshore Bahamas and New Holdco shall have (i) executed and delivered (and shall have caused each of their subsidiaries with a Deposit Account (as defined below) to have executed and delivered) to the Common Agent, Additional Collateral relating to such Deposit Accounts and control agreements or instruments of equivalent effect in each non-U.S. jurisdiction (each, a "Control Agreement") in respect of all deposit or securities accounts maintained by the Offshore Entities as of the Effective Date (such accounts, including, without limitation, the Current Accounts, the Minimum Liquidity Account, the Free Cash Flow Concentration Accounts and the Master Concentration Account (each as defined below), wherever located, the "Deposit Accounts"), which Control Agreements shall establish "control" (within the meaning of the UCC or other relevant law) or perfection of the underlying security interest (in the case of each non-U.S. jurisdiction) and shall be in form and substance reasonably acceptable to the Agents and (ii) used its best efforts to cause each financial institution at which any Deposit Account is maintained to have executed and delivered such Control Agreements (it being understood that if such financial institution shall not have executed and delivered such Control Agreement within 30 days after the Effective Date (which date may be extended by up to 30 days in the reasonable discretion of the Common Agent or such longer period as may be reasonably acceptable to the Required Lenders (as defined below)), the Offshore Entities will move accounts from such financial institution to the Common Agent or another financial institution reasonably acceptable to the Common Agent which will execute a Control Agreement). Each such Deposit Account shall be (w) maintained in the name of one of New Holdco, UP Offshore Bahamas, a UP Offshore Subsidiary Obligor or an Additional Obligor (as set forth in Section I.C.5. hereof), (x) located at one of the Agents, the Common Agent or at another financial institution reasonably acceptable to the Common Agent, (y) located in the United States, Brazil and any other jurisdiction reasonably acceptable to the Common Agent and (z) subject to a first priority perfected lien in favor of the Common Agent.  To the extent that any security interests exist prior to the Effective Date in favor of any of the Agents under the Loan Agreements, such security interests shall be released and replaced with Definitive Documentation containing a lien in favor of the Common Agent.

In the case of any Deposit Account maintained in any non-U.S. jurisdiction, the applicable Offshore Entity shall have executed and delivered (or shall have caused each of their subsidiaries to have executed and delivered) (a) an instrument or instruments of equivalent effect to a Control Agreement in such non-U.S. jurisdiction and taken all actions required thereunder, including, if applicable, using its best efforts to cause each financial institution at which such Deposit Account is maintained to deliver an acknowledgement of the security interest in favor of the Common Agent  (it being understood that if such financial institution shall not have executed and delivered such Control Agreement or acknowledgment within 30 days after the Effective Date (which date may be extended by up to 30 days in the reasonable discretion of the Common Agent or such longer period as  may be reasonably acceptable to the Required Lenders), the Offshore Entities will move accounts from such financial institution to the Common Agent or another financial institution reasonably acceptable to the Common Agent which will execute such Control Agreement or other documentation) or (b) a Control Agreement in respect of each such Deposit Account in such non-U.S. jurisdiction.

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The Deposit Accounts shall hold all cash or cash equivalents owned by New Holdco, UP Offshore Bahamas, the UP Offshore Subsidiary Obligors, and the Additional Obligors and all Earnings and proceeds of Insurances (or any other amounts paid in respect of the Vessels) shall be held in a Current Account (as defined below) except as otherwise expressly permitted or provided for in this Term Sheet.

All Deposit Accounts shall be denominated in reais or U.S. dollars, unless the Common Agent agrees otherwise in its reasonable discretion. All Deposit Accounts other than the Current Accounts and the BR Free Cash Flow Concentration Account shall be required to be located in the United States and denominated in U.S. dollars. To the extent that any Deposit Accounts maintained by the Offshore Entities are denominated in any currency other than reais, U.S. dollars, or any other currency reasonably agreed by the Common Agent, (i) prior to the Effective Date, any remaining amounts in excess of a threshold reasonably acceptable to the Common Agent in such accounts shall be transferred into a U.S. dollar-denominated Current Account or the Minimum Liquidity Account (after conversion of such deposits to U.S. dollars at the FX Spot Rate) and (ii) after the Effective Date, the average daily balance in all such accounts shall not exceed an aggregate threshold reasonably acceptable to the Common Agent.

4. Deposit Account System:	On or prior to the Effective Date:

(a)
Set forth on Exhibit D hereto (as such Exhibit may be updated from time to time with the consent of the Agents prior to the Effective Date) are the Deposit Accounts into which the earnings and insurance proceeds of each Vessel (or any other amounts paid in respect of each such Vessel) shall be paid and/or held (the "Current Accounts"). The Current Accounts may be denominated in U.S. dollars, Brazilian reais or any other currency reasonably acceptable to the Common Agent and shall be used solely for the purposes of paying Operating Expenses in respect of the Vessels, Direct Overhead Expenses, UPO Overhead Expenses, interest, amortization and all other amounts due and payable under the BNDES Loan Agreement or the Guarantee Facility Agreement and distributions to the Free Cash Flow Concentration Accounts (for, amongst other things, application pursuant to the Payment Waterfall as described herein).

(b)
New Holdco shall have established a U.S. dollar-denominated Deposit Account (the "Minimum Liquidity Account") maintained in the United States at the Common Agent (or another financial institution acceptable to the Agents), which shall be separate from the Current Accounts and which shall be used for purposes of holding cash in compliance with the Minimum Liquidity Covenant (as defined below).

(c)
New Holdco shall have established (i) a U.S. dollar-denominated Deposit Account (the "USD Free Cash Flow Concentration Account") maintained in the United States at the Common Agent (or another financial institution acceptable to the Agents) and (ii) a Brazilian reais-denominated Deposit Account (the "BR Free Cash Flow Concentration Account" and together with the USD Free Cash Flow Concentration Account, the "Free Cash Flow Concentration Accounts"), each of which shall be separate from the Current Accounts and the Minimum Liquidity Account, and which shall be used solely for the purposes described in Section II.C.3 hereof.

(d)
New Holdco shall have established a U.S. dollar-denominated Deposit Account (the "Master Concentration Account") maintained in the United States at the Common Agent (or another financial institution acceptable to the Agents), which shall be separate from the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account and which shall be used solely for the purposes described herein.  Each Control Agreement (or instrument of equivalent effect in any non-U.S. jurisdiction, if any) entered into in respect of a Current Account shall provide that, if an Event of Default under any Loan Document (or any Amended Loan Document (as defined below)) or Guarantee Loan Document has occurred, upon notice and instruction from the Agent or the Common Agent party thereto (as the case may be), the bank or financial institution (including any Agent or the Common Agent (in their capacity as deposit bank)) where the Current Account is maintained, shall immediately forward all amounts in such account to the Master Concentration Account and commence a process of daily sweeps from such Deposit Account into the Master Concentration Account. For the avoidance of doubt, each Control Agreement for such Current Accounts shall provide that upon receipt of such notice and instruction from the Agent or the Common Agent party thereto (as the case may be), no amount may be paid or transferred from such Current Account in contravention of such instruction.

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5. Schedule of Deposit Accounts:
On the Effective Date, New Holdco shall have delivered a schedule (the "Deposit Account Schedule") listing all deposit and securities accounts maintained by the Offshore Entities on the Effective Date and shall have delivered a certificate of a responsible officer (and shall have caused a responsible officer of each UP Offshore Subsidiary Obligor and each Additional Obligor) that the Deposit Accounts set forth in the Deposit Account Schedule are the only deposit or securities accounts maintained by New Holdco, UP Offshore Bahamas, the UP Offshore Subsidiary Obligors and the Additional Obligors.
The Deposit Account Schedule shall set forth all relevant information related to any deposit or securities accounts maintained by the Offshore Entities requested by the Agents, including, without limitation, (i) whether each such deposit or securities account is a Current Account, the Minimum Liquidity Account, the Free Cash Flow Concentration Accounts or the Master Concentration Account, (ii) the currency in which each Deposit Account is maintained, (iii) the name, branch and address of the financial institution at which the accounts are maintained and (iv) the Offshore Entity in whose name they are maintained.
Subject to the Bank Account Covenant (as defined below), none of New Holdco, UP Offshore Bahamas, the UP Offshore Subsidiary Obligors or the Additional Obligors shall be permitted to open or maintain any deposit or securities account after the Effective Date other than the Deposit Accounts set forth on such Deposit Account Schedule.

6. Effective Date Cash Flow and Overhead Expenses Report:
On or prior to the Effective Date, UP Offshore Bahamas shall have delivered, for the fiscal quarter in which the Effective Date occurs, a Cash Flow and Overhead Expenses Report (the "Effective Date Report") with respect to the period from January 1, 2017 (or, in the case of Severance Costs, October 1, 2016) until the date which is the last day of the month ending at least 15 days prior to the Effective Date (it being understood that the summary of account balances contained therein shall be such balances as of the Effective Date).

7. Financial Statements; Annual Projections:
On or prior to January 20, 2017, UP Offshore Bahamas shall have delivered to the Common Agent (a) unaudited consolidated financial statements of UP Offshore Bahamas for the most recent fiscal quarter ending not less than 45 days prior to the Effective Date and (b) a pro forma consolidated balance sheet and related pro forma statement of income of UP Offshore Bahamas for the twelve (12)-month period ending on December 31, 2016.
On or prior to the Effective Date, UP Offshore Bahamas shall have delivered to the Common Agent cash flow projections (including a balance sheet and statement of profit and loss and cash flow) of UP Offshore Bahamas its subsidiaries in reasonable detail for the calendar year in which the Effective Date occurs.

D. Effective Date Payments

1. Contribution of New Money Proceeds:
Sparrow Offshore Investments Ltd. shall have paid the cash proceeds of the New Money Investments to New Holdco and New Holdco shall have paid the cash proceeds of the New Money Investments to UP Offshore Bahamas on or prior to the Effective Date, which proceeds shall be paid on or prior to the Effective Date by UP Offshore Bahamas to the applicable Agents as a prepayment of the outstanding principal amounts under the Loan Agreements ratably (based on the outstanding principal amounts across all Facilities at the time of such prepayment).

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2. Payment of Accrued Interest:	The Obligors shall have paid on or prior to the Effective Date all accrued but unpaid interest under the Loan Agreements up to but excluding the Effective Date to the applicable Agents.

3. Cash On-Hand Pay Down, Initial Funding of Minimum Liquidity Account, and Upstream of Restructuring Costs:	On the Effective Date, the Offshore Entities shall have made the following payments from the Current Accounts:

(a)
an amount equal to $7.5 million shall be paid to the applicable Agents as a prepayment of the outstanding principal amounts under the Loan Agreements ratably (based on the outstanding principal amounts across all Facilities at the time of such prepayment); and

(b)	an amount equal to $4.0 million shall be transferred to the Minimum Liquidity Account.

Any amounts remaining in the Current Accounts after making the transfers and payments set out in subsections (a) and (b) of this Section I.D.3 shall be used, on and after the Effective Date, to (i) pay Operating Expenses, UPO Overhead Expenses and Direct Overhead Expenses (each as defined below) (which, for the avoidance of doubt, shall include Third Party Expenses) on a current basis when due in the ordinary course of business for all Vessels, subject to compliance with Section II.C. below and (ii) to pay interest, amortization and all other amounts due and payable under the BNDES Loan Agreement and the Guarantee Facility Agreement.

To the extent that any transfers or payments of amounts under this Section  I.D will require that amounts in any Current Account denominated in reais or any other currency be converted into U.S. dollars, such amounts shall be converted at the relevant FX Spot Rate (as defined below).

4. Settlement of Intercompany Claims:
All intercompany claims shall be settled, released and/or satisfied, as the case may be, on the Plan Effective Date in accordance with the terms of the Investment Agreement. For the avoidance of doubt, such settlement shall include the payment of not less than $6.85 million from Ultrapetrol to the Offshore Business which shall be deposited into an account reasonably acceptable to the Common Agent.

E. Miscellaneous

1. Ultrapetrol's Other Financial Obligations:	On the Effective Date, the Parent-Included Plan (as defined in the Amended River Silo Plan) shall have been confirmed and the effective date (the "Plan Effective Date") shall have occurred.
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2. River Silo Prepackaged Chapter 11:
The Agents shall have been provided (i) a final copy of the Debtor's Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated November 30, 2016 (the "River Silo Plan"), as amended by the River Silo Plan Amendments (as defined in the Offshore RSA), and as otherwise amended and/or supplemented (consistent with the terms of the Offshore RSA) from time to time (together, the "Amended River Silo Plan"), and (ii) the River Silo Plan Disclosure Statement (as defined in the Offshore RSA), as amended by the River Silo Plan Disclosure Statement Supplement (as defined in the Offshore RSA) and as otherwise amended and/or supplemented (consistent with the terms of the Offshore RSA) from time to time (together, the "Supplemented River Silo Plan Disclosure Statement") and any related implementation documents.

3. Offshore Business Spinoff Documentation:
On or prior to the Effective Date, (i) UP Offshore Bahamas shall have provided to the Agents the definitive documentation related to the Offshore Business Spinoff (including, without limitation, (a) the investment agreement, any share purchase agreement or other acquisition agreements of similar purpose, (b) all documentation related to the implementation of the Offshore Business Spinoff through any chapter 11 case commenced by Ultrapetrol or any Non-Offshore Entity, including any tax structuring memo, step plan or other documentation of similar purpose, and (c) the organizational documents of the New Holdco (which organizational documents shall, among other things the Agents may require in their reasonable discretion, (x) comply with the SPV and Separateness Provisions and provide that New Holdco is a special purpose vehicle formed for the limited and exclusive purpose of holding equity in UP Offshore Bahamas and (y) that New Holdco is not permitted, except with respect to any liabilities and rights under the Allocation Agreement, to incur liabilities to, or any rights against, Ultrapetrol or any Non-Offshore Entity) and (ii) the Agents shall have approved the form and substance of all such documentation (which approval shall not be unreasonably withheld, delayed or conditioned).

4. Execution and Delivery of Definitive Documentation:
All writings, instruments or other documents required to be delivered in order to effectuate the Restructuring contemplated hereunder (the "Definitive Documentation") (including, without limitation, the amendment of the Loan Agreements pursuant to a common terms agreement (the "Common Terms Agreement") (as so amended, the "Amended Loan Agreements" and, together with any related finance, security, or other agreements and documents, the "Amended Loan Documents"), the Additional Guarantees (as defined below), the Additional Collateral Documents (as defined below) and other such documentation required by the Agents to effectuate the terms of the Restructuring, whether expressly referenced herein or not) shall have been executed and delivered on or prior to the Effective Date by each of the parties hereto (and such other necessary parties, including, in the case of the Common Terms Agreement, all Lenders) and shall be in form and substance reasonably satisfactory to the Agents. For the avoidance of doubt, the Definitive Documentation does not include any Definitive Documents as that term is defined in that certain restructuring support agreement (the "River Silo RSA") dated November 18, 2016, among Ultrapetrol, certain of its non-Offshore Entity subsidiaries, certain holders of the Notes, IFC and OFID.

5. Representations and Warranties; No Default or Event of Default:
All representations and warranties contained in the Definitive Documentation shall be true and correct in all material respects (without duplication of any materiality qualifiers therein (except as such representations and warranties specifically relate to a given date or period, in which case, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the date may be). No Default (as defined in any Amended Loan Agreement or the Common Terms Agreement) or Event of Default (as defined in any Amended Loan Agreement or the Common Terms Agreement) shall have occurred or be continuing as of the Effective Date.

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6. Delivery of Vessel and Corporate Documentation:
On or prior to the Effective Date, each Obligor shall have executed and delivered the relevant Definitive Documentation to which it is a party and the Common Agent shall have received (i) customary closing certificates (including Organizational Documents, resolutions, powers of attorney, evidences of authority and specimen signatures), (ii) legal opinions, (iii) lien searches for each Obligor and certificates of ownership and encumbrance or transcripts of registry for each Vessel, (iv) customary insurance documentation, including standard letters of undertaking and insurance certificates, (v) customary vessel documentation, including ISPS Code and ISM Code documentation, (vi) copies of all bareboat charters, time charters, technical and commercial management agreements or other similar agreements relating to the operation and use of the Vessels, (vii) without duplication, the UP OPAL Evidence (as defined below) and (viii) a summary of sources and uses and funds flow memo in form and substance reasonably acceptable to the Agents.

7. Fees and Expenses of Agents and Lenders:
All costs, fees, and expenses (including, without limitation, all accrued but unpaid fees and expenses of White & Case LLP, Watson Farley & Williams LLP and Houlihan Lokey Capital, Inc.) payable on or prior to the Effective Date to DVB Bank SE or DVB Bank America N.V., in their respective capacities as Agent or Facility Agent (as defined in the existing Loan Agreements) (as the case may be and, together, the "Administrative Agents") under the Loan Agreements (and the Amended Loan Agreements and the Amended Loan Documents, as applicable) and the Guarantee Facility Agreement (and the Guarantee Loan Documents), the Security Agents or Security Trustees (as defined in the existing Loan Agreements) (as the case may be and, together, the "Security Agents" and, together with the Administrative Agents, the "Agents")) and the Common Agent under the Common Terms Agreement, Amended Loan Agreements, Amended Loan Documents and the Guarantee Loan Documents and/or the Lenders (as applicable and including breakage costs, and accrued and unpaid commitment fees) shall have been paid in full and in cash on or prior to the Effective Date.

8. Delivery of Annual Business Plan:
On or prior to the Effective Date, UP Offshore Bahamas shall have provided an updated twelve (12)-month business plan (the "Business Plan") for the calendar year beginning on the Effective Date through its first anniversary, broken down monthly, including projected cash receipts and disbursements and vessel-by-vessel Operating Expenses and Direct Overhead Expenses, in form and substance consistent with prior business plans provided to the Agents, and identifying potential cost saving measures, if any, with respect to the reducing Operating Expenses and Direct Overhead Expenses.

9. Delivery of Restructured Offshore Business Organization Chart:
On or prior to the date of the Common Terms Agreement, New Holdco or UP Offshore Bahamas shall have delivered an organizational chart, reasonably acceptable to the Agents, showing the Offshore Business and the location and ownership of all Vessels and other property after having given effect to the Restructuring.

10. PATRIOT Act:
The Common Agent shall have received, at least three (3) business days prior to the Effective Date, all documentation and other information required by regulatory authorities with respect to the Obligors under applicable "know your customer" and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

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11. Diligence:
On or prior to the date of the Common Terms Agreement, each Agent and Lender shall have completed and be satisfied with all legal and business due diligence with respect to the Offshore Entities, including, without limitation: (i) an updated Business Plan, including completion of diligence questions in connection therewith, (ii) finalization of financial covenant levels, (iii) an updated 26-week cash flow report, (iv) an agreed mechanic for inflation and fluctuations in non-U.S. currencies, (v) an updated summary of the employment status of each Vessel (including UP OPAL) and capex budgets for each Vessel (including UP OPAL).

12. Defined Terms:	All capitalized used but not defined in this Term Sheet shall have been defined in a manner satisfactory to the Agents, unless indicated otherwise.

II. MODIFICATIONS TO PAYMENT OBLIGATIONS FOR THE FACILITIES AND ADDITIONAL OBLIGATIONS

A. Amortization, Interest and Maturities

1. Interest:[2]
For the period beginning on the Effective Date and ending on the date immediately prior to the first anniversary of the Effective Date, the interest payable under the Amended Loan Agreements shall equal, on a blended basis, LIBOR + a basis point per annum margin and be allocated on a facility-by-facility basis as set forth on Exhibit E for each year after the Effective Date:

All payments of accrued interest shall be paid on a quarterly basis in arrears with respect to such prior fiscal quarter in accordance with Section II.C.3. Unpaid interest accrued prior to the Effective Date shall be paid on the Effective Date to the applicable Agent pursuant to Section I.D.2 hereof.

Each existing interest period in relation to a Facility which begins prior to the Effective Date and would otherwise end after the Effective Date shall end on the Effective Date. The first interest period for each Facility under the Amended Loan Agreements shall start on the Effective Date and end on the last business day of the fiscal quarter in which the Effective Date occurs. Each subsequent interest period for each Facility under the Amended Loan Agreements shall commence on the last day of its preceding interest period and shall end on the last business day of the next fiscal quarter or, if earlier, the Extended Maturity Date.

2. PIK Interest:
To the extent that the Lenders under any given Amended Loan Agreement fail to receive cash payment of all amended contractual interest owing to them with respect to such prior fiscal quarter in accordance with Section II.C.3, the unpaid amounts of interest shall be paid-in-kind as increases in principal at 1.3x the amount of such unpaid interest with effect from the last day of such prior fiscal quarter ("PIK Interest").

2   For the avoidance of doubt, the interest payment obligations in effect on the Effective Date under the Loan Agreement dated as of August 20, 2009 (as amended, supplemented or modified, the "BNDES Loan Agreement"), between Banco Nacional de Desenvolvimento Econômico e Social – BNDES ("BNDES") and UP Offshore Brazil, and the First Demand Guarantee Commission Fee (as defined in the Guarantee Facility Agreement) rates or any other payment obligations thereunder in effect on the Effective Date under the Guarantee Facility Agreement, shall not be amended.

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3. Amortization:[3]
There shall be no reduction in the principal amount outstanding under any of the Facilities on the Effective Date as a result of the Restructuring except as a result of prepayments made on the Effective Date pursuant to Section I.D. hereof.  Any commitment under any Loan Agreement that has not been drawn as at close of business on the Effective Date shall be cancelled with effect from the Effective Date and the commitment of each Lender under such Loan Agreement shall be ratably and permanently reduced.

Subject to the Payment Waterfall, the Free Cash Flow Sweep and the Excess Cash Sweep (each as defined below), the principal amounts outstanding under the Amended Loan Agreements on the Effective Date (after giving effect to the Restructuring and the prepayments made on the Effective Date) shall amortize:

(a)
for the period beginning on the Effective Date and ending on date immediately prior to the third anniversary of the Effective Date, at a rate of 5.00% per annum, payable on a quarterly basis in accordance with Section II.C.3;

(b)
for the period beginning on the third anniversary of the Effective Date and ending on the date immediately prior to the fifth anniversary of the Effective Date, at a rate of 7.50% per annum, payable on a quarterly basis in accordance with Section II.C.3; and

(c)
for the period beginning on the fifth anniversary of the Effective Date and ending on the date immediately prior to the Extended Maturity Date, at a rate of 10.00% per annum, payable on a quarterly basis in accordance with Section II.C.3.

On the Extended Maturity Date, all principal amounts outstanding under the Amended Loan Agreements and all outstanding interest, fees and other amounts shall be paid in full in cash.

4. Extension of Maturities:[4]	The maturity dates under each of the Loan Agreements shall be extended pursuant to the Amended Loan Agreements to the date which is 6.5 years after the Effective Date (the "Extended Maturity Date").

B. Cash Flow and Overhead Expenses Report

1. Cash Flow and Overhead Expenses Report:
Within fifteen (15) calendar days after the conclusion of each fiscal quarter ended after the Effective Date, UP Offshore Bahamas shall deliver to the Common Agent a report (the "Cash Flow and  Overhead Expenses Report") setting forth, in reasonable detail (and in substantially the form delivered on the Effective Date for the quarter ending immediately prior to the Effective Date); provided that, any adjustment to the Overhead Expense Cap caused by the adjustment mechanism related to FX and/or inflation described in the definition of UPO Overhead Expenses Cap will be calculated and become effective in the following quarter's Cash Flow and Overhead Expense Report, provided further that, for the fiscal quarter ending December 31 of each year, the Company shall have twenty one (21 days) to produce the Cash Flow and the Overhead Expenses Report:

(a)
a detailed calculation of Free Cash Flow (as defined below) generated by each vessel securing the Facilities (each such vessel, and UP OPAL, a "Vessel") and UP OPAL (including, for the avoidance of doubt, an accounting of actual Total Revenue (as defined below) in respect of each Vessel and a detailed line item accounting of Actual Operating Expenses (as defined below) for each Vessel) and Direct Overhead Expenses for the preceding fiscal quarter;

3   For the avoidance of doubt, the principal amount outstanding in effect on the Effective Date under the BNDES Loan Agreement shall not be amended.
4   For the avoidance of doubt, the maturity date in effect on the Effective Date under the BNDES Loan Agreement and the Guarantee Facility Agreement shall not be changed.

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(b)
summaries of the balances of all Deposit Accounts as of the last day of the two most recent preceding fiscal quarters; provided that the balances for non-U.S. dollar-denominated Deposit Accounts shall be expressed both in such non-U.S. dollar currency and in U.S. dollars (calculated using the FX Spot Rate) and the applicable FX Spot Rate shall be set forth in such summaries; and

(c)
a detailed good faith calculation for such fiscal quarter then just ended (or, with respect to the fiscal quarter in which the Effective Date occurs, for the remainder of such fiscal quarter after the period covered by the Effective Date Report), setting forth (a) in reasonable detail, a calculation of the UPO Overhead Expenses and Severance Costs for such fiscal quarter and the aggregate amount of UPO Overhead Expenses for such fiscal year and Severance Costs since October 1, 2016 and (b) a certification from a responsible officer of each of UABL and New Holdco that such UPO Overhead Expenses calculation complies with the terms of the Allocation Agreement.

"Free Cash Flow" shall mean for each Vessel for each relevant fiscal quarter an amount equaling for such quarterly period:

(a)	Total Revenue generated by a particular Vessel, less
(b)	the sum, for such Vessel, without duplication, of:

(i)	Voyage Expenses;
(ii)	Running Costs; and
(iii)	Capital Expenditures (each as defined below).

in each case, for each such Vessel and as accrued or incurred by any Offshore Entity with respect to such Vessel (the items identified in paragraphs (b)(i) through (b)(iii) above together with Direct Overhead Expenses, collectively, the "Operating Expenses"). For the avoidance of doubt, any interest and amortization payment obligations of the Offshore Business under the Loan Agreements (and the Amended Loan Agreements, as applicable), the BNDES Loan Agreement, any payment obligations under the Guarantee Facility Agreement, and any UPO Overhead Expenses and Severance Costs shall not constitute Operating Expenses (collectively, the "Excluded Expenses").

"Third Party Expenses" shall mean for each Vessel for each relevant fiscal quarter an amount equaling for such quarterly period, for such Vessel, such amounts necessary to fund the obligations under any a contract or arrangement (each, a "Third Party Expense Contract") with a third party provider of goods, labor or services the obligations in respect of which constitute Operating Expenses with respect to such Vessel.

"Cash-Generating Facility" shall mean, for the applicable fiscal quarter, any Facility, to the extent that all Vessels (other than UP OPAL) that directly secure such Facility, in the aggregate, yield a positive value in respect of an amount equal to Free Cash Flow for all such Vessels excluding the deduction for Capital Expenditure for all such Vessels, in each case as determined for that fiscal quarter.

"Cash-Using Facility" shall mean, for the applicable fiscal quarter, any Facility, to the extent that all Vessels (other than UP OPAL) that directly secure such Facility, in the aggregate, yield a negative value in respect of an amount equal to Free Cash Flow for all such Vessels excluding the deduction for Capital Expenditure for all such Vessels, in each case as determined for that fiscal quarter.

"Direct Overhead Expenses" shall mean, for any period, the aggregate amount of costs and expenses properly and reasonably incurred by any Offshore Entity in connection with the provision of direct Corporate Services for the Offshore Business (other than Excluded Expenses, Voyage Expenses and Running Costs).  For the avoidance of doubt, this shall not include any UPO Overhead Expenses.

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The following terms shall have the meanings set forth below solely for purposes of calculating Free Cash Flow:

(a)
"Earnings" shall mean, in relation to a Vessel, all moneys whatsoever which are now, or later become, payable (actually or contingently and without duplication) to the Offshore Entity owning that Vessel, a bareboat charterer of that Vessel, a manager of that Vessel or the Security Agent and which arise out of the use or operation of that Vessel, including (but not limited to):

(i)	except to the extent that they fall within paragraph (ii):

(A)	all freight, hire and passage moneys;

(B)	compensation payable to the Offshore Entity owning that Vessel, a bareboat charterer of that Vessel, a manager of that Vessel or the Security Agent in the event of requisition of that Vessel for hire;

(C)	remuneration for salvage and towage services;

(D)	demurrage and detention moneys;

(E)	damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Vessel; and

(F)	all moneys which are at any time payable under insurances in respect of loss of hire;

(ii)
if and whenever that Vessel is employed on terms whereby any moneys falling within paragraphs (i)(A) to (F) are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Vessel.

(b)	"Total Revenue" shall mean, for any period, with respect to a Vessel, the aggregate amount of all Earnings derived from such Vessel during such period (net of payments to joint venture partners).

(c)
"Voyage Expenses" shall mean, for any period, with respect to a Vessel, the aggregate amount of costs and expenses properly and reasonably incurred during such period in connection with commissions paid to brokers in connection with chartering and fuel costs (including bunker) and other expenses which may be incurred in the future for such Vessel.

(d)
"Running Costs" shall mean, for any period, with respect to a Vessel, the aggregate amount of costs and expenses properly and reasonably incurred during such period in connection with crew wages (including vacation, social charges, pension and similar costs), REB fees, layup costs, communications, lubricants, repairs, supplies, maintenance, spares and other operating expenses which may be incurred in the future for such Vessel.

(e)
"Capital Expenditure" shall mean, for any period, with respect to a Vessel, the aggregate amount of costs and expenses properly and reasonably incurred in connection with the ownership, operation, maintenance (including expenses relating to dry-docking costs and upgrades to the Vessel), repair and insurance of such Vessel.

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2. Objections to Cash Flow and Overhead Expenses Report:
Unless an Agent has submitted to UP Offshore Bahamas (with a copy to each other Agent and the Common Agent) a written objection (an "Objection") to any Cash Flow and Overhead Expenses Report within ten (10) days of receipt thereof, such Cash Flow and Overhead Expenses Report for the relevant quarterly period shall be deemed "Final."

If an Objection is timely delivered, UP Offshore Bahamas, the Common Agent and the Agents shall work to consensually resolve the Objection promptly. If the Objection is not consensually resolved within ten (10) days of its delivery, the Objection shall be referred to a financial advisor, which financial advisor shall be selected jointly by UP Offshore Bahamas and the Common Agent and will act as an expert and not an arbitrator and will resolve the Objection within fifteen (15) days of his appointment. Such determination shall be binding on all parties and on the date on which such determination is made, the Cash Flow and Overhead Expenses Report shall be deemed Final. Where an Objection to a Cash Flow and Overhead Expenses Report has been delivered and the Objection has not been consensually resolved within ten (10) days of its delivery, the Free Cash Flow Sweep shall occur the date that is thirty (30) days after delivery of the Cash Flow and Overhead Expenses Report (in an amount equal to the Free Cash Flow set out in the contested Cash Flow and Overhead Expenses Report delivered by UP Offshore Bahamas) and New Holdco shall make such payments from the Free Cash Flow Concentration Accounts as required under the Payment Waterfall immediately as if the Cash Flow and Overhead Expenses Report had become Final. In the event that the financial advisor subsequently resolves the Cash Flow and Overhead Expenses Report in a manner which results in there being more Free Cash Flow than originally reported in a Cash Flow and Overhead Expenses Report, such additional amount shall be immediately swept into the relevant Free Cash Flow Concentration Account for payment to the Lenders in accordance with the Payment Waterfall on the next quarterly amortization and interest payment date.

C. Cash Management, Payment of Operating Expenses and UPO Overhead Allocation, and Payment Waterfall

1. Payments of Operating Expenses from Current Accounts on a Current Basis:[5]
Beginning on the Effective Date, during any period each Offshore Entity shall pay from its Current Accounts Operating Expenses in respect of the Vessels and Direct Overhead Expenses in the case of Operating Expenses.

Subject to the foregoing solely as it relates to UP OPAL and UP RUBI, in the event that (i) there are Operating Expense Shortfalls (as defined below) in respect of UP OPAL or (ii) after a period of three years, Operating Expense Shortfalls in respect of UP RUBI, as applicable, for a period of 6 consecutive months,[6] then without consent of the Common Agent (not to be unreasonably withheld or delayed) no payments of amounts from any Deposit Account of any Offshore Entity shall be made to fund such Shortfalls (as defined below) and the owner of UP OPAL or UP RUBI, as applicable, shall dispose of such vessel in accordance with the applicable covenants regarding the disposition of UP OPAL and the disposition of UP RUBI in Section III.B.9. and 10. below.

"Operating Expense Shortfalls" shall mean, for any period, if the daily rate payable in respect of any Vessel under any charter or other contract of employment under which such Vessel is employed does not exceed the Operating Expenses (including Direct Overhead Expenses) for such Vessel.

At the end of each fiscal quarter ending after the Effective Date, an amount equal to the sum of (i) Agents Fees and Expenses for such quarter, plus (ii) to the extent payable for such quarter, subject to the thresholds set forth in this Term Sheet, (a) the UP OPAL Cumulative Cash Flow Amount, (b) the interest expense for each Facility, (c) the scheduled amortization expense for each Facility, and (d) Excess Cash will be swept into the relevant Free Cash Flow Concentration Account and thereafter distributed to the Lenders pursuant to the Payment Waterfall (as defined below) set forth in Section II.C.3. hereof (the "Free Cash Flow Sweep").

Amounts swept via the Free Cash Flow Sweep and denominated in U.S. dollars or any amounts denominated in currencies other than reais or U.S. dollars will be swept into the USD Free Cash Flow Concentration Account (with amounts in any non-U.S. dollar currency converted to U.S. dollars using the relevant FX Spot Rate).  Amounts swept via the Free Cash Flow Sweep and denominated in reais will be swept into the BR Free Cash Flow Concentration Account.  Upon the date on which the Cash Flow and Overhead Expenses Report for any applicable fiscal quarter ended after the Effective Date is deemed Final or as otherwise provided in II.B.2, all amounts in the BR Free Cash Flow Concentration Account shall be converted to U.S. dollars using the relevant FX Spot Rate and transferred to the USD Free Cash Flow Concentration Account prior to such amounts being distributed via the Payment Waterfall (or shall be converted to USD and distributed via the Payment Waterfall pursuant to other arrangements reasonably acceptable to the Common Agent). If, as a result of fluctuations in currency exchange ratios, the amount on deposit in the BR Free Cash Flow Concentration Account is less than the amount (in U.S. dollars) transferred to such account via the Free Cash Flow Sweep, an additional amount shall be swept into the USD Free Cash Flow Concentration Account from the Current Accounts in the amount of such shortfall.  If there are not sufficient funds in the Current Accounts to fund such shortfall, UP Offshore Bahamas shall pay such shortfall amount to the Common Agent within 30 days for distribution to the Lenders which would have been paid under the Payment Waterfall if such fluctuations in currency exchange ratios had not occurred.

5    Explanatory Note: This Section contemplates that all Operating Expenses, Direct Operating Expenses and debt service due under the BNDES Loan Agreement and the Guarantee Facility Agreement will be paid on a rolling, current basis, in the ordinary course and in accordance with the payment schedules under each Third Party Expense Contract, the BNDES Loan Agreement, and the Guarantee Facility Agreement, to the extent that there is sufficient Total Revenue to make such payments.
6    In the event that the Operating Expense Shortfalls in respect of UP OPAL or the Operating Expense Shortfalls in respect of UP RUBI are the result of either such vessel being off-contract and either or both such vessels have been tendered for re-employment on or prior to the expiration of such 6-month period, upon prior written approval by the Common Agent granted in its reasonable discretion and subject to the Re-Tendering Covenant (as defined below), such 6-month period may be extended for a reasonable period ending no later than the date on which the results of such tender have been announced.

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2. Payment of UPO Overhead Expenses:
In each fiscal quarter commencing after the Effective Date, immediately prior to the distribution of cash from the USD Free Cash Flow Concentration Account pursuant to the Payment Waterfall, so long as no Event of Default has occurred and is continuing, New Holdco shall pay, for the prior fiscal quarter in arrears, the amount of UPO Overhead Expenses and Severance Costs due and payable (in each case, subject to the UPO Overhead Expenses Cap as determined according Section I.B.1 hereof); provided that the UPO Overhead Expenses and Severance Costs due and payable may only be paid from the Current Accounts if the sum of all cash in the Current Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least $5,500,000 (the "Overhead Expenses Payment Threshold") and only in an amount equal to the excess over the Overhead Expenses Payment Threshold on deposit on the last day of the immediately preceding fiscal quarter in the Current Accounts and Minimum Liquidity Account; provided, further, that for purposes of determining whether the Overhead Expenses Payment Threshold has been satisfied, amounts in currencies other than the U.S. dollar will be included based on a conversion value in U.S. dollars using the FX Spot Rate on the last day of the immediately preceding fiscal quarter. If the funds in the Current Accounts are insufficient to pay the full amount of UPO Overhead Expenses and Severance Costs in any fiscal quarter, subject to the Minimum Liquidity Covenant, such unpaid UPO Overhead Expenses and Severance Costs (the "Deferred UPO Overhead Expenses") shall be paid in subsequent fiscal quarters from the Current Accounts to the extent such amounts would have been permitted to be paid in accordance with the requirements set forth above in the quarter in which such UPO Overhead Expense was incurred. For the avoidance of doubt, this shall not increase the UPO Overhead Expenses Cap for Overhead Expenses incurred during such subsequent fiscal quarter. No default shall arise as a result of Deferred UPO Overhead Expenses and no interest shall accrue on any Deferred UPO Overhead Expenses and the Allocation Agreement shall expressly so provide.

3. Payment Waterfall of Free Cash Flow of the Vessels:
Upon the date on which the Cash Flow and Overhead Expenses Report for any applicable fiscal quarter ended after the Effective Date is deemed Final (or, in the event that an Objection to such Cash Flow and Overhead Expenses Report has been delivered and not consensually resolved within ten (10) days of the delivery of such Objection, the date that is thirty (30) days after the delivery of the Cash Flow and Overhead Expenses Report as provided under Section II.B.2 hereof) and, after amounts required to be paid or transferred pursuant to Sections II.C.1-2 above have been paid or transferred, the amount on deposit in the USD Free Cash Flow Concentration Account shall be used to make payments to the Common Agent for further distribution to the Agents (for distribution to the applicable Lenders in accordance with their applicable percentages) in the amounts and order specified below (the "Payment Waterfall"):

(a)	first, the Agents Fees and Expenses, without duplication, under the Common Terms Agreement and the Amended Loan Agreements;

(b)
second, if, after the payment of all amounts under (a) above, the sum of all cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least $10.0 million (such minimum amount, the "UP OPAL Threshold"), an amount from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the UP OPAL Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall), for the distribution to the Lenders up to the UP OPAL Cumulative Free Cash Flow Amount shall be applied as a prepayment of the outstanding principal amounts under the Amended Loan Agreements (including any Deficiency Claims, if any) ratably (based on the aggregate amount of outstanding principal amounts across all Facilities at the time of such prepayment) as of the last day of the quarter ended immediately prior to the date on which such amount is paid to the Common Agent;

(c)
third, if, after the payment of all amounts under (b) above, the sum of all cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least $5.0 million (such minimum amount, the "Interest Payment Threshold"), an amount, from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the Interest Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall), for the distribution to the Lenders under the Cash-Generating Facilities up to the amount sufficient to satisfy each such Facility's interest expense ("CGF Cash Interest Obligation") under the Amended Loan Agreements related to such Facility ratably (based on each Cash-Generating Facility's CGF Cash Interest Obligation as a percentage of the aggregate CGF Cash Interest Obligation of all Cash-Generating Facilities). To the extent the excess cash is not sufficient to repay all CGF Cash Interest Obligations, the unpaid portion of a CGF Cash Interest Obligation will be added to the outstanding principal amounts under the Amended Loan Agreements related to such Facility at the rate applicable to PIK Interest;

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(d)
fourth if, after payment in full of all CGF Cash Interest Obligations in clause (c) above, the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least the Interest Payment Threshold, an amount, from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the Interest Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) for the distribution to the Lenders under the Cash-Using Facilities up to the amount sufficient to satisfy each such Facility's interest expense ("CUF Cash Interest Obligation") under the Amended Loan Agreements related to such Facility ratably (based on each Cash-Using Facility's CUF Cash Interest Obligation as a percentage of the aggregate CUF Cash Interest Obligation of all Cash-Using Facilities). To the extent the excess cash is not sufficient to repay all CUF Cash Interest Obligations, the unpaid portion of a CUF Cash Interest Obligation will be added to the outstanding principal balances under the Amended Loan Agreements related to such Facility at the rate applicable to PIK Interest;

(e)
fifth if, after payment of all CGF Cash Interest Obligations in (c) and all CUF Cash Interest Obligations in (d), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least $10 million (such minimum amount, the "Amortization Payment Threshold"), an amount, from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) (i) for distribution to the Lenders under each applicable Facility, 100% of any scheduled amortization payment under such Facility which was not paid in full during any fiscal quarter occurring after the Effective Date but prior to the current fiscal quarter in which such Facility was a Cash-Generating Facility (such amortization shortfall payment requirements, "Deferred CGF Amortization Obligation"), provided that if there is an insufficient amount in the USD Free Cash Flow Concentration Account to satisfy the Deferred CGF Amortization Obligations, Deferred CGF Amortization Obligations shall be paid in the order of the date they accrued such that older Deferred CGF Amortization Obligations are paid prior to later Deferred CGF Amortization Obligations (and with any Deferred CGF Amortization Obligations accrued on the same day to be paid ratably (based on each applicable Facility's Deferred CGF Amortization Obligations accrued on such day as a percentage of the aggregate Deferred CGF Amortization Obligations of all Facilities accrued on such day)) and (ii) following payment of the Deferred CGF Amortization Obligations, for distribution to the Lenders under the Cash-Generating Facilities up to the amount sufficient to satisfy 80% of each scheduled amortization payment under each Cash-Generating Facility for the immediately preceding fiscal quarter (the total scheduled amortization, "Current CGF Amortization Obligation" and, together with Deferred CGF Amortization Obligation, "Total CGF Amortization Obligation") under the applicable Amended Loan Agreements ratably (based on each Cash-Generating Facility's Current CGF Amortization Obligation as a percentage of the aggregate Current CGF Amortization Obligations of all Cash-Generating Facilities);

(f)
sixth, if, after payment of all CGF Cash Interest Obligations in (c), all CUF Cash Interest Obligations in (d) and the Total CGF Amortization Obligations in (e), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least the Amortization Payment Threshold, an amount, from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) (i) for distribution to the Lenders under each applicable Facility 100% of any scheduled amortization payment under such Facility which was not paid in full during any fiscal quarter occurring after the Effective Date but prior to the current fiscal quarter in which such Facility was a Cash-Using Facility (such amortization shortfall payment requirements, "Deferred CUF Amortization Obligation"), provided that if there is an insufficient amount in the USD Free Cash Flow Concentration Account to satisfy the Deferred CUF Amortization Obligations, Deferred CUF Amortization Obligations shall be paid in the order of the date they accrued such that older Deferred CUF Amortization Obligations are paid prior to later Deferred CUF Amortization Obligations (and with any Deferred CUF Amortization Obligations accrued on the same day to be paid ratably (based on each applicable Facility's Deferred CUF Amortization Obligations accrued on such day as a percentage of the aggregate Deferred CUF Amortization Obligations of all Facilities accrued on such day)) and (ii) following payment of the Deferred CUF Amortization Obligations, for the distribution to the Lenders under the Cash-Using Facilities up to the amount sufficient to satisfy 80% of each scheduled amortization payment under each Cash-Using Facility for the current fiscal quarter (the total scheduled amortization, "Current CUF Amortization Obligation") and, together with Deferred CUF Amortization Obligation, "Total CUF Amortization Obligation") under the applicable Amended Loan Agreements ratably (based on each Cash-Using Facility's Current CUF Amortization Obligation as a percentage of the aggregate Current CUF Amortization Obligations of all Cash-Using Facilities);

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(g)
seventh if, after payment of all CGF Cash Interest Obligations in (c), all CUF Cash Interest Obligations in (d), the Total CGF Amortization Obligations in (e) and the Total CUF Amortization Obligations in (f), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least the Amortization Payment Threshold, an amount, from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) for distribution to the Lenders under the Cash-Generating Facilities in an amount sufficient to satisfy up to such Facility's remaining Current CGF Amortization Obligation under the applicable Amended Loan Agreements ratably (based on each Cash-Generating Facility's remaining Current CGF Amortization Obligation as a percentage of the aggregate remaining Current CGF Amortization Obligations of all Cash-Generating Facilities); and

(h)
eighth, if, after payment of all CGF Cash Interest Obligations in (c), all CUF Cash Interest Obligations in (d), the Total CGF Amortization Obligations in (e), the Total CUF Amortization Obligations in (f) and the remaining Current CGF Amortization Obligations in (g), the sum of the remaining amounts of cash in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals at least the Amortization Payment Threshold, an amount, from the USD Free Cash Flow Concentration Account, equal to the excess on the last day of the immediately preceding fiscal quarter over the Amortization Payment Threshold in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account (determined after giving effect to any prior payment in the Payment Waterfall) for distribution to the Lenders under the Cash-Using Facilities in an amount sufficient to satisfy up to such Facility's remaining Current CUF Amortization Obligation under the applicable Amended Loan Agreements ratably (based on each Cash-Using Facility's remaining Current CUF Amortization Obligation as a percentage of the aggregate remaining Current CUF Amortization Obligation of all Cash-Using Facilities).

After all payments have been made from the USD Free Cash Flow Concentration Account in any fiscal quarter in accordance with the Payment Waterfall, if the sum of any remaining balance in the Current Accounts, the Free Cash Flow Concentration Accounts and the Minimum Liquidity Account on the last day of the immediately preceding fiscal quarter equals an amount in excess of $10 million (such minimum amount, the "Excess Cash Sweep Threshold" and, together with the Interest Payment Threshold and the Amortization Payment Threshold, the "Payment Thresholds"), such excess (the "Excess Cash") shall immediately be paid (such payment, the "Excess Cash Sweep") from the USD Free Cash Flow Concentration Account to the Common Agent as a prepayment of the outstanding principal amounts under the Amended Loan Agreements (including any Deficiency Claims, if any) ratably (based on the aggregate amount of outstanding principal amounts across all Facilities at the time of such prepayment) as of the last day of the quarter ending prior to the date such Excess Cash is paid to the Common Agent, which amounts shall be applied in inverse order of maturity. Any amounts remaining in the Free Cash Flow Concentration Accounts after payment of the Excess Cash in accordance with the foregoing shall be returned to the Current Accounts.

The "UP OPAL Cumulative Free Cash Flow Amount" shall mean, as of any date of determination, the amount that is equal to all the Free Cash Flow generated by the UP OPAL from the Effective Date until such date, less the UP OPAL Direct Overhead Expenses generated from the Effective Date until such date, less amounts paid for all previous periods under paragraph (b) in the Payment Waterfall referred to above after the Effective Date but prior to such date of determination.

The "UP OPAL Direct Overhead Expenses" shall mean, an amount that is equal to the aggregate Direct Overhead Expenses of the Offshore Business in any given quarter in which UP OPAL is chartered, divided by the number of Vessels (including UP OPAL) which are owned by an Offshore Entity at such time.

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The "FX Spot Rate" shall mean, for purposes of (i) converting reais to U.S. dollars (or vice versa) or calculating the U.S. dollar conversion value of amounts in reais (for purposes of determining compliance with any covenants contained, or satisfying any threshold or any other test requiring a conversion value set forth herein), as applicable, or (ii) for purposes of converting any other currency or calculating such other currency's conversion value if permitted under this Term Sheet, the spot rate of exchange for the purchase of U.S. dollars  (a) with reais (or vice versa, as applicable), which is displayed on Bloomberg's website (http://www.bloomberg.com/quote/USDBRL:CUR) or (b) with such other currency (or vice versa), at such page as shall be reasonably agreed by the Common Agent, in each case, at 1 p.m. (New York time) as of the date that the conversion (or calculation) is to be made. In the case of any actual conversion at the FX Spot Rate, the term FX Spot Rate shall include appropriate adjustments to accommodate any customary transaction costs incurred by the Offshore Entity consummating the conversion.

D. Miscellaneous

1. Decisions of the Agents On and After the Effective Date:
Pursuant to the Common Terms Agreement, a common agent (the "Common Agent") shall be appointed and take directions from the Lenders as set forth therein.  As used herein, "Required Lenders" shall mean, at any time, at least two unaffiliated Lenders, the amount of whose exposures under the Existing Facilities at that time represent 66 2/3% or more of the amount of all the exposures of the Lenders under all of the Existing Facilities at that time.

At any time that any Agent or the Common Agent is required or permitted, as the case may be, to exercise any right, power or authority vested in it by any group of Lenders after the Effective Date with respect to any of the provisions of this Term Sheet, the Common Terms Agreement, the Amended Loan Agreements or otherwise (including, without limitation, any instance where such Agent (or the Common Agent) is required or permitted to act in its sole or reasonable discretion), (a) such Agent or the Common Agent shall take direction with respect to matters that affect only one Facility (or the Guarantee Facility, as applicable), upon the consent of the Required Lenders and any relevant group of lenders or all lenders, if applicable, under the applicable Amended Loan Agreement for that Facility (or the Guarantee Facility Agreement, as applicable), (b) the Common Agent shall take direction with respect to matters which affect some, but not all, of the Facilities (and, if applicable, the Guarantee Facility), upon the consent of the Required Lenders and any relevant group of lenders, if applicable, under the applicable Amended Loan Agreements for such Facilities (or the Guarantee Facility Agreement, as applicable), (c) the Agents and the Common Agent shall take direction with respect to the conditions precedent set forth herein, including, without limitation, Section I and Section III.A.1 and III.A.2 hereof and in the Common Terms Agreement, upon the consent of all Lenders, it being agreed that no condition precedent or other provisions requiring action on or prior to the Effective Date shall be amended or waived without the consent of all Lenders and (d) the Common Agent shall take direction with respect to matters which affect all of the Facilities (and the Guarantee Facility), upon the consent of the Required Lenders or, for certain actions to be mutually agreed, all Lenders, which matters shall include, without limitation, any amendment, modification or waiver of (or which causes or permits):

(i)	the definitions of "Lender", "Required Lenders" or "Party",
(ii)	any extension to the date of payment of any amount of principal or interest,
(iii)	any extension to the Extended Maturity Date,
(iv)	the reborrowing of any part of any Facility which is cancelled, prepaid or repaid,
(v)
any reduction in the Applicable Margin or any reduction in the amount (or, in respect of interest, fees and commissions, the rate) of any principal amount outstanding, interest, fees or commission payable (or the allocation as among the Lenders of such payment),

(vi)	a change in currency of payment of any amount,
(vii)	an increase in or an extension of any exposure of any Lender under a Facility,
(viii)	a change to the Company or any of the Obligors as a borrower or the release or termination of any guarantee and indemnity granted in favor of all Existing Facilities,

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(ix)	any provision which expressly requires the consent of all the Lenders,
(x)	certain sections of the Common Terms Agreement to be agreed, including pro rata sharing, indemnities, changes to the lenders, changes to the obligors,
(xi)
any change in the nature or scope of any security granted in favor of all Existing Facilities (including security over all Deposit Accounts and the UP OPAL Evidence) or application of proceeds from such security, whether proceeds of foreclosure, voluntary sale, total loss or other disposition,

(xii)
the release of any security granted in favor of all Existing Facilities (including security over all Deposit Accounts and the UP OPAL Evidence) except as permitted herein and set forth under the Common Terms Agreement,

(xiii)	the Payment Waterfall, Free Cash Flow Sweep, Excess Cash Flow Sweep, Section II.C.1 and II.C.2 and application of all other cash under the Definitive Documentation,
(xiv)	SPV and Separateness Provisions, and
(xv)	allocation of Overhead Expenses and Severance Costs.

If an amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than in a way which affects or would affect Lenders of that Party's class generally, the consent of that Party is required

2. No Voluntary Prepayment Fees:
Provided no Event of Default under any of the Amended Loan Agreements or any other Amended Loan Documents related to the Facilities has occurred and is continuing such that the principal, interest and other amounts owing under the Amended Loan Agreements must be immediately repaid (including, without limitation, upon the occurrence of any Bankruptcy Event), the Offshore Entities may prepay the principal amounts outstanding under the Amended Loan Agreements without any prepayment fee or penalty.

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3. Application of Other Cash:
All other cash received by any Offshore Entity that is not cash in respect of Total Revenue (including, without limitation, any cash received on account of (i) the sale of equity in any of any Offshore Entity to any person, (ii) the incurrence of any indebtedness by any Offshore Entity or (iii) the sale of any asset of any Offshore Entity) shall, unless otherwise set forth in this Term Sheet (x) to the extent representing proceeds of Collateral securing any Facilities, be paid by such Offshore Entity to the applicable Agents for such Facilities as a prepayment of the outstanding principal balances under the Amended Loan Agreements ratably (based on the aggregate amount of principal outstanding across all such Facilities) (or with respect to Vessels with first lien, second lien and/or third lien priority claims, to repay such indebtedness in the order of priority in accordance with the forgoing), with such payments applied within such Facilities in inverse order of maturity or (y) to the extent not representing proceeds of Collateral securing any Facilities (or to the extent representing the excess of amounts paid under (x)), be paid by such Offshore Entity to the Agents to be applied as a prepayment of the outstanding principal balances under the Amended Loan Agreements (including any Deficiency Claims) ratably (based on the aggregate amount of principal outstanding across all Facilities), with such payments applied within such Facilities in inverse order of maturity.

III. OTHER AMENDMENTS TO LOAN AGREEMENTS AND OTHER LOAN DOCUMENTS

A. Guarantees, Security and Deficiency Claims

1. Additional Guarantees:
The Additional Obligors (and the Future Subsidiary Obligors, if any) shall jointly and severally as principal obligors and not merely as sureties irrevocably and unconditionally guarantee to the Common Agent and the Lenders the due and punctual performance of each principal Obligor's present and future liabilities and obligations (whether in respect of principal, interest or otherwise, whether actual or contingent, whether owed jointly or severally and whether owed as principal or surety or in any other capacity) under or in relation to each Amended Loan Agreement on a priority basis to be agreed among the Agents and except as expressly provided otherwise in this Term Sheet. Such guarantees shall be evidenced by new guarantee agreements (the "Additional Guarantees") in form and substance acceptable to the Agents and governed by New York law.

2. Additional Collateral:	Hanford Shipping, Inc. shall provide the Common Agent with documentary evidence in form and substance satisfactory to the Common Agent in its reasonable discretion that:

(a)
UP OPAL is registered in its name under Panamanian law with rights to dual registration in the REB under the laws of Brazil for operational purposes, free of all recorded liens and encumbrances save for as contemplated by the definitive documentation for the Restructuring;

(b)	UP OPAL is classified with a classification society acceptable to the Common Agent, free of overdue conditions or notations;

(c)
in respect of the Amended Loan Agreements, a valid first priority mortgage (the "UP OPAL Mortgage") in respect of UP OPAL in accordance with the laws of the Republic of Panama in favor of the Common Agent shall have been registered;

(d)
UP OPAL (i) is insured in compliance with the requirements of the Common Terms Agreement and the UP OPAL Mortgage and (ii) is and will be managed by commercial and technical managers in accordance with management agreements acceptable to the Common Agent; and

(e)	UP OPAL is in compliance with all ISM Code and ISPS Code regulations.

(such documentation, the "UP OPAL Evidence").

Each Offshore Entity shall execute security agreements or documents (the "Additional Collateral Documents") pursuant to which the Common Agent will be granted, with respect to the Common Terms Agreement and Amended Loan Agreements (or the relevant Security Agent with respect to any individual Amended Loan Agreement, as may be agreed among the Agents), valid and enforceable first priority liens over and security interests in (the "First Priority Security Interests and Liens") all of the unencumbered assets (including, without limitation, to the extent unencumbered (i) all Deposit Accounts, (ii) all Earnings of (and any other amounts received in respect of) the Vessels owned by any Offshore Entity, (iii) all charter contracts of such Vessels, (iv) all insurances of such Vessels, (v) all unpledged shares or quotas, (vi) the Allocation Agreement, any other agreements between or among the entities in the Offshore Business and (vii) each "Account," "Chattel Paper," "Commercial Tort Claim," "Deposit Account" (including, without limitation and for the avoidance of doubt, all Deposit Accounts (as defined herein), "Financial Asset," "General Intangible," "Goods," "Instrument," "Investment Property," "Letter-of-Credit Right," "Payment Intangible," "Proceeds," "Securities Account," "Security Entitlement" and "Supporting Obligation" (each as defined in Article 8 or Article 9, as the case may be, of the Uniform Commercial Code, (the "UCC"))) of the Offshore Business (collectively, the "Additional Collateral"), in each case, whether owned by an Offshore Entity on the Effective Date or acquired thereafter. For the avoidance of doubt, after execution of such agreements or documents, the Common Agent shall hold security interests in, among other things, the equity interests of UP Offshore Bahamas, UP Offshore Brazil, Lewistown Commercial Corp., Boise Trading Inc., Hanford Shipping, Inc., Agriex, and UP Offshore (Panama) S.A.  UP Offshore Bahamas shall provide a list of all unencumbered collateral of the Offshore Business prior to the execution of the Common Terms Agreement.

In furtherance of the foregoing, each of the Amended Loan Agreements shall provide that, with respect to the First Priority Security Interests and Liens, the Additional Collateral secures each of the Facilities (including the Guarantee Facility) ratably on a pari passu basis, subject to exceptions to be mutually agreed.

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3. Application of Foreclosure Sale and Other Proceeds and Treatment of Deficiency Claims:
In the event that (a) the Common Agent or any Agent exercises foreclosure rights and consummates a foreclosure sale (or receives insurance proceeds and condemnation awards), or (b) the Common Agent or any Agent receives insurance proceeds from a total loss or any disposition in violation of the Common Terms Agreement or the Amended Loan Agreements, in each case, in respect of any Vessel (which shall not include UP OPAL or UP RUBI for purposes of this covenant) (or 100% of the equity interests of the Offshore Entity which owns such Vessel), the proceeds of such sale (or such proceeds) shall be applied in the following order of priority: (i) an amount equal to fees and expenses in connection with such sale, if any, (ii) an amount up to the amount of principal and other amounts due under the Amended Loan Agreement, the obligations in respect of which the sold Vessel secured, to the Agent or Agents for such Amended Loan Agreement for the permanent reduction of principal, with such payments to be applied in inverse order of maturity under the Amended Loan Agreements against the Attributable Loan Amount (as defined in III.B.14) for such Vessel (and with respect to Vessels with first lien, second lien and/or third lien priority claims, to repay such indebtedness in the order of priority), (iii) an amount up to the amount of principal and other amounts due under the Amended Loan Agreement the obligations in respect of which the sold Vessel secured that were not otherwise paid pursuant to (ii) above, to the Agent or Agents for such Amended Loan Agreement for the permanent reduction of principal, with such payments to be applied ratably (based on the aggregate amount of principal outstanding across all such Amended Loan Agreements) with such payments applied within such Amended Loan Agreements in inverse order of maturity (and with respect to Vessels with first lien, second lien and/or third lien priority claims in the order of priority) and (iv) to the Agents to be applied as a prepayment of the outstanding principal balances under the Amended Loan Agreements (including any Deficiency Claims) ratably (based on the aggregate amount of principal outstanding across all Facilities), with such payments applied within such Facilities in inverse order of maturity. For the avoidance of doubt, any sale of a Vessel (other than UP OPAL) other than a foreclosure sale shall be applied as set forth in Section III.B.13.

To the extent that all Vessels (other than UP OPAL or UP RUBI) securing the obligations under any Amended Loan Agreement have been sold or subject to a total loss or other disposition and the proceeds of any such sale, total loss or other proceeds are (with the consent of all Lenders under the Amended Loan Agreements secured by such Vessel(s)) insufficient to satisfy principal and other amounts outstanding under such Amended Loan Agreement, the outstanding principal amount under such Amended Loan Agreement on such date shall represent a claim (together with an UP RUBI Deficiency Claim, a "Deficiency Claim") and shall be entitled to be paid (i) pursuant to Section II.C.3 hereof in the event that any Excess Cash is paid in accordance with an Excess Cash Sweep, (ii) pursuant to Section II.D.3 hereof, (iii) pursuant to the Payment Waterfall as set forth therein and (iv) as otherwise provided for in this Term Sheet in connection with payments of principal of all Facilities. For the avoidance of doubt, no Deficiency Claim shall be created if an Amended Loan Agreement remains secured by a Vessel (other than UP OPAL).

With respect to a foreclosure sale (or receipt of insurance proceeds and condemnation awards) of UP RUBI (or 100% of the equity interests in the Offshore Entity which owns UP RUBI), the proceeds of such sale (or such proceeds) shall be applied, to the extent attributable to the UP RUBI  in the following order of priority: (i) first, an amount equal to fees and expenses in connection with such sale, (ii) second (and, for the avoidance of doubt, only after (i) occurs), all amounts necessary to repay the outstanding principal balance under the BNDES Loan Agreement and any other finance documents related thereto, and any other amounts due and owing thereunder as of the date of disposition (including, without limitation, any amounts due with respect to the early repayment of the BNDES Loan Agreement, as applicable); (iii) third (and, for the avoidance of doubt, only after (ii) occurs), all amounts due and owing under the Guarantee Facility Agreement (as amended) and any other Loan Document related thereto, and any other amounts due and owing thereunder as of the date of disposition (including, without limitation, any due and unpaid amounts constituting (x) First Demand Guarantee Commission Fees (and accrued default interest thereon, if applicable) and (y) any First Demand Guarantee Settlement Amount paid to the Beneficiary (in each case as defined in the Guarantee Facility Agreement)) (the "Guarantee Facility Obligations"), (iv) fourth (and, for the avoidance of doubt, only after (iii) occurs) all amounts necessary to cover any Operating Expense Shortfalls, if applicable, in respect of UP RUBI as of the date of such foreclosure sale and (v) fifth (and, for the avoidance of doubt, only after (iv) occurs), to the Agents to be applied as a prepayment of the outstanding principal balances under the Amended Loan Agreements (including any Deficiency Claims) ratably (based on the aggregate amount of principal outstanding across all Facilities), with such payments applied within such Facilities in inverse order of maturity.

With respect to a foreclosure sale (or receipt of insurance proceeds and condemnation awards)  of UP OPAL, the proceeds of such sale (or such proceeds) shall be applied as set forth under Section II.D.3.

B. Additional Covenants

The covenant packages in the Amended Loan Agreements and the Guarantee Facility Agreement shall be deleted in their entirety and replaced with the following covenants:

1. Additional Informational Covenants:
In addition to the information delivered pursuant to any Cash Flow and Overhead Expenses Report, the Offshore Business shall provide the Common Agent and the Lenders: (i) all relevant operational information (i.e., such information which is required to be delivered under the existing Loan Agreements) in respect of or related to each Vessel and Offshore Entity (a) on a quarterly basis and (b) at any time and from time to time, upon the written request of any Agent or the Common Agent, in each case at the expense of the relevant Offshore Entity or Offshore Entities; (ii) all information in respect of or related to contract status of each of the Vessels owned by any Offshore Entity, including, without limitation, all information and communications related to (a) any circumstance in which any such Vessel becomes idle, (b) any ongoing or future charter contract tender offers related to any such Vessel and (c) any existing contracts and charters with Petrobras or any other contract of employment; (iii) any relevant information necessary for the Lenders to assess the allocation method in the Allocation Agreement, the amount of the Allocation Overcharges and the information set forth in the Cash Flow and Overhead Expenses Report; and (iv), semi-annually, two appraisals for each Vessel setting forth the Fair Market Value (to be defined in a manner consistent with the Loan Agreement) of such Vessel.

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2. Intercompany Transactions Covenant:
Other than with respect to the Allocation Agreement (or as otherwise provided in this Term Sheet), the Offshore Entities shall not transfer any property or assets (including, without limitation, cash and cash equivalents), incur any debt, incur any obligations under a guarantee, or make any investment, from or by New Holdco or any of its direct or indirect subsidiaries, on the one hand, to or in the Investor, Ultrapetrol or any of their or its direct or indirect subsidiaries or affiliates (other than any Offshore Entity), on the other hand, whether directly or indirectly, other than (i) for fair value and (ii) with the consent of a New Independent Director and (iii) in all cases 100% of the consideration shall be paid in connection with any such transfer, incurrence or investment for fair value shall be made in cash in U.S. dollars.

3. New Offshore Entities Covenant:
New Holdco, UP Offshore Bahamas, the UP Offshore Subsidiary Obligors and the Additional Obligors (and the Future Subsidiary Obligors, if any) shall not form, create or acquire any entity after the Effective Date (a "Future Subsidiary Obligor") unless the Common Agent has been given prior written notice (the "New Offshore Entities Covenant") and such Future Subsidiary Obligor delivers a guarantee (in form and substance identical to those guarantees delivered by Additional Obligors) and pledges all its property of the types identified in the definition of Additional Collateral hereunder for the benefit of the Common Agent and Lenders and otherwise takes such actions required under this Term Sheet (including, without limitation, such action required under Section II.B.8 hereof).

4. Minimum Liquidity Covenant:
New Holdco shall maintain or cause its subsidiaries to maintain an amount on deposit in the Minimum Liquidity Account, in the aggregate, to be no less than $4 million as of the close of each business day (the "Minimum Liquidity Covenant").  For the avoidance of doubt, on the Effective Date funds from the reserve accounts under certain Existing Loan Agreements shall be deposited into the Minimum Liquidity Account.

5. Total Offshore Business Debt to Offshore Business EBITDA Ratio:
New Holdco shall not permit the ratio of total debt of the Offshore Business to EBITDA of the Offshore Business for each trailing twelve (12) month period ending on the last day of each fiscal quarter after the Effective Date to be greater than an amount reflecting a cushion of 20% from the Business Plan, with step-downs to be agreed; provided, however, that any amounts in respect of PIK Interest (if applicable) will be excluded from the calculation of total debt for purposes of determining compliance with such ratio.

6. Offshore Business EBITDA to Total Offshore Business Interest Ratio:
New Holdco shall not permit the ratio of EBITDA of the Offshore Business to total interest expense paid in cash of the Offshore Business for each trailing twelve (12) months period ending on the last day of each fiscal quarter after the Effective Date to be less than an amount reflecting a cushion of 20% from the Business Plan, with step-downs to be agreed.

7. Dividends Covenant:
Except for amounts paid in respect of UPO Overhead Expenses and Severance Costs pursuant to the terms of this Term Sheet, UP Offshore Bahamas shall not pay or declare any dividends to Ultrapetrol or any other parent entity (or any entity which owns the Offshore Business after any Offshore Business Spinoff pursuant to Section I.A.3 hereof).

8. Relocation and Reflagging Covenant:
UP Offshore Bahamas shall covenant that any vessel (including the Vessels) owned by any Offshore Entity that is, or is scheduled to be, or at any time becomes or is scheduled to become, laid-up for any period of time exceeding six (6) consecutive months and which must be moved according to applicable law or regulation and for which the owner of such Vessel has not received authorization from local authorities to leave such Vessel in its current location, shall be moved to a new location reasonably acceptable to the Common Agent, with costs covered by the owner of such Vessel; provided that if such Vessel has been tendered for re-employment on or prior to the expiration of such 6-month period, such 6-month period may be extended for a reasonable period ending no later than the date on which the results of such tender have been announced or employment is commencing.

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9. Covenant regarding UP OPAL Disposition:
In the event that an Operating Expense Shortfall in respect of UP OPAL continues for a period of six (6) consecutive months,[7] the Common Agent may provide notice to the owner of UP OPAL requiring the owner to dispose of UP OPAL for an amount not less than the Minimum UP OPAL Disposition Value (as defined below) pursuant to a competitive marketing process and under commercially reasonable terms acceptable to the Common Agent in its reasonable discretion, which amount shall be immediately deposited in the Master Concentration Account; provided, however, that in the event that the owner of UP OPAL is unable to accomplish such disposition in the foregoing manner within three (3) months, the Common Agent shall be permitted to exercise any and all rights and remedies under the UP OPAL Mortgage, including, without limitation, the foreclosure upon and sale of UP OPAL in accordance with the terms of the UP OPAL Mortgage and applicable law.

"Minimum UP OPAL Disposition Value" shall mean, in respect to the disposition of UP OPAL, an amount equal to the Fair Market Value (to be defined in the Common Terms Agreement) of UP OPAL, unless otherwise agreed by the Common Agent.

Following any disposition of UP OPAL pursuant to this Section III.B.10, the Common Agent shall apply (or pay, as applicable) all cash proceeds of such disposition in the Master Concentration Account to be applied as set forth under Section II.D.3.
For the avoidance of doubt, only Third Party Expenses will be paid from the proceeds of any disposition pursuant to this Section III.B.9.

10. Covenant regarding UP RUBI Disposition:
From and after the date which is three years after the Effective Date, if there shall exist Operating Expense Shortfalls in respect of UP RUBI that continue for a period of six (6) consecutive months,[8] the Common Agent (shall, upon request of the Required Lenders) provide notice to the owner of UP RUBI requiring the owner to dispose of UP RUBI for an amount not less than the Minimum UP RUBI Disposition Value (as defined below) pursuant to a competitive marketing process and under commercially reasonable terms acceptable to the Common Agent in its reasonable discretion, which amount shall be immediately deposited in the Master Concentration Account; provided, however, that the owner of UP RUBI shall use its best efforts to obtain the consent of BNDES prior to such disposition (and a waiver of any additional amounts (above outstanding principal and interest obligations) payable under the BNDES Loan Agreement on account of early repayment or otherwise); provided, further, that in the event that the owner of UP RUBI is unable to accomplish such disposition in the foregoing manner within three (3) months, such inability shall constitute an Event of Default under the Guarantee Facility Agreement and the Agents under the Guarantee Facility Agreement immediately thereafter shall upon request of the Required Lenders exercise any and all rights and remedies over UP RUBI in accordance with the vessel mortgage in respect thereof, including, without limitation, the foreclosure upon and sale of UP RUBI in accordance with the terms of such vessel mortgage and applicable law.

"Minimum UP RUBI Disposition Value" shall mean, in respect to the disposition of UP RUBI, an amount equal to the Fair Market Value (to be defined in the Common Terms Agreement) of UP RUBI, unless otherwise agreed by the Common Agent.

Following any disposition of UP RUBI pursuant to this Section III.B.11, the Agents shall apply (or pay, as applicable) all cash proceeds of such disposition in the Master Concentration Account to be applied as set forth under Section III.A.3.

In the event that DVB Bank SE consummates any foreclosure sale in respect of UP RUBI and the sale price obtained in respect thereof is equal to an amount that is less than the amount necessary to satisfy the Guarantee Facility Obligations (such amount, the "UP RUBI Deficiency Claim"), such UP RUBI Deficiency Claim shall be payable in the same manner as other Deficiency Claims.

For the avoidance of doubt, no Operating Expenses constituting UPO Operating Expenses will be paid from the proceeds of any disposition pursuant to this Section III.B.10.

11. Re-Tendering Covenant:
In connection with any request to extend any six (6)-month threshold period in respect of any Vessel pursuant to Section III.B.8 hereof, Section III.B.9 hereof, or Section III.B.10 hereof (which extensions may be granted in the Common Agent's reasonable discretion), any such request shall be accompanied by any certifications from an authorized and responsible officer requested by the Common Agent in its reasonable discretion.

7  In the event that the Operating Expense Shortfalls in respect of UP OPAL are the result of UP OPAL being off-contract and UP OPAL has been tendered for re-employment on or prior to the expiration of such 6-month period, upon prior written approval by the Agents granted in their reasonable discretion and subject to the Re-Tendering Covenant, such 6-month period may be extended for a reasonable period ending no later than the date on which the results of such tender have been announced.

8   In the event that the Operating Expense Shortfalls in respect of UP RUBI are the result of UP RUBI being off-contract and UP RUBI has been tendered for re-employment on or prior to the expiration of such 6-month period, upon prior written approval by the Agents granted in their reasonable discretion and subject to the Re-Tendering Covenant, such 6-month period may be extended for a reasonable period ending no later than the date on which the results of such tender have been announced.

To the extent that UP RUBI must remain owned by UP Offshore Brazil in order to satisfy the tonnage requirements necessary to keep other Vessels registered in the REB as of the date that the obligation to dispose of UP RUBI pursuant to this Section III.B.10, UP Offshore Brazil may submit a waiver request to the Common Agent to waive this obligation on instruction of the Required Lenders.

26

12. Business Plan Covenant:
Within thirty (30) days after the end of each fiscal year, UP Offshore Bahamas shall provide an updated twelve (12)-month business plan for the fiscal year in which such business plan is delivered, broken down monthly, including projected cash receipts and disbursements and Vessel-by-Vessel Operating Expenses (other than Direct Overhead Expenses) and Direct Overhead Expenses, in form and substance consistent with prior business plans provided to the Common Agent, and identifying potential cost saving measures with respect to the reducing Operating Expenses (other than Direct Overhead Expenses) and Direct Overhead Expenses.

13. No Sale Covenant:
Except as otherwise provided in Sections III.B.9 or III.B.10 hereof, no Offshore Entity shall consummate the sale of any Vessel (other than UP OPAL or UP RUBI) (or the equity interests in any Offshore Entity which owns a Vessel (other than UP OPAL or UP RUBI)) unless: (i) such Vessel shall be sold on arm's length commercial terms to an unaffiliated third party for cash at a price yielding net proceeds greater than an amount sufficient to discharge in full in cash the amount attributable to such Vessel under the Amended Loan Agreements (the "Attributable Loan Amount") secured by such Vessel (or such other amount as all Lenders under the Amended Loan Agreements secured by such Vessel shall agree), (ii) substantially contemporaneously with the sale of such Vessel (or sale of the equity interests in any Offshore Entity which owns such Vessel), 100% of the net proceeds of such sale will be applied to the amounts outstanding under the Amended Loan Agreements, with (a) an amount equal to the Attributable Loan Amount applied to prepay the outstanding amounts under the Amended Loan Agreements secured by such Vessel with such payments to be applied ratably (based on the aggregate amount of principal outstanding across all such Amended Loan Agreements ) with such payments applied within such Amended Loan Agreements in inverse order of maturity (and with respect to Vessels with first lien, second lien and/or third lien priority claims in the order of priority), (b) an amount up to the amount of principal and other amounts due under the Amended Loan Agreement the obligations in respect of which the sold Vessel secured that were not otherwise paid pursuant to (a) above, to be paid to the Agent or Agents for such Amended Loan Agreement for the permanent reduction of principal, with such payments to be applied ratably (based on the aggregate amount of principal outstanding across all such Amended Loan Agreements) with such payments applied within such Amended Loan Agreements in inverse order of maturity (and with respect to Vessels with first lien, second lien and/or third lien priority claims in the order of priority) and (c) any net proceeds remaining after application pursuant to (a) and (b) above deposited into the USD Free Cash Flow Concentration Account to be applied to additional outstanding amounts under the Amended Loan Agreements in accordance with the Payment Waterfall. The Attributable Loan Amount shall be defined in the Common Terms Agreement by reference to a schedule satisfactory to the Lenders, which shall, in the case of each Vessel (other than UP OPAL or UP RUBI), set forth the amount allocated to such Vessel under each Facility under which such Vessel has been mortgaged.

14. Bank Account Covenant:
New Holdco and UP Offshore Bahamas shall covenant that neither it nor any of its direct or indirect subsidiaries shall open and/or maintain any bank accounts other than the Deposit Accounts unless (i) the Common Agent, in its reasonable discretion, provide its prior written consent for the opening and/or maintaining of the bank account and (ii) such account becomes subject to a pledge in favor of the Lenders and the Common Agent under the Common Terms Agreement and Amended Loan Agreements and a Control Agreement (and/or instrument of equivalent effect in any non-U.S. jurisdiction in which any such account is maintained) (the "Bank Account Covenant").

16. Future Subsidiary Guarantor Covenant:
In the event that a Future Subsidiary Obligor is formed, created or acquired by UP Offshore Bahamas, a UP Offshore Subsidiary Obligor, an Additional Obligor or a Future Subsidiary Obligor (subject to the New Offshore Entities Covenant), such Future Subsidiary Obligor shall take all actions as the Common Agent deems necessary or appropriate in its reasonable discretion, including, without limitation, (i) execute and deliver to the Common Agent (or become a party to, as applicable) such documentation as the Common Agent deems necessary or appropriate in its reasonable discretion (including, without limitation, Control Agreements with respect to any Deposit Accounts maintained by such entity and the Additional Collateral Documents); (ii) execute and deliver to the Common Agent an Additional Guarantee; (iii) amend its Organizational Documents, in form and substance satisfactory to the Agents in their reasonable discretion, in the manner set forth in Section I.C.2 hereof; (iv) appoint a New Independent Director in accordance with the procedures set forth in the amended Organizational Documents; and (v) otherwise agree to the terms and conditions of this Term Sheet.

17. Professional Fees and Expenses:
UP Offshore Bahamas shall promptly pay, in full and in cash, all reasonable costs, fees, expenses (the "Agents Fees and Expenses") incurred by the Common Agent, the Agents and/or the Lenders and payable after the Effective Date in connection with the enforcement of, or the preservation of any rights under, any Amended Loan Agreement, the Guarantee Facility Agreement or other Loan Document and in connection with effectuating the Restructuring contemplated hereunder, including, without limitation, all accrued but unpaid fees and expenses of White & Case LLP, Watson Farley & Williams LLP, Houlihan Lokey Capital, Inc.) and such other counsel, experts, agents or consultants as the Common Agent, the Agents and/or Lenders deem necessary in their reasonable discretion in respect of the foregoing.

27

IV. CONDITIONS SUBSEQUENT On and after the Effective Date, the following conditions subsequent shall be satisfied or waived by the Agents:

A. Guarantees

1. Release of Ultrapetrol Guarantee and Cornamusa:
Subject to the terms and conditions hereof, on the Plan Effective Date, the Agents and each Lender shall forever release Ultrapetrol and Cornamusa of their respective obligations in respect of any guarantee of the Offshore Entities' obligations under the Loan Agreements and the Guarantee Facility Agreement and any other documents related to the Facilities (and the Guarantee Facility).

28

EXHIBIT A – LOAN AGREEMENTS

1.          Loan Agreement dated as of January 17, 2006 (as amended, supplemented or modified, the "UP Offshore Brazil $15 Million Loan Agreement");

2.          Loan Agreement dated as of October 31, 2007 (as amended, supplemented or modified, the "UP Offshore Bahamas $25 Million Loan Agreement");

3.          Loan Agreement dated as of December 28, 2006 (as amended, the "UP Offshore Bahamas $61.3 Million Loan Agreement");

4.          Loan Agreement dated as of December 9, 2010 (as amended, the "UP Offshore Bahamas $40 Million Loan Agreement");

5.          Loan Agreement dated as of May 31, 2013 (as amended, supplemented or modified, the "Revolving Credit Agreement");

6.          Loan Agreement dated as of January 18, 2013 (as amended, supplemented or modified, the "Ingatestone Loan Agreement"); and

7.          Loan Agreement dated as of December 20, 2013 (as amended, supplemented or modified, the "Linford Loan Agreement").

For the avoidance of doubt, for purposes of this Term Sheet and the Restructuring, neither the BNDES Loan Agreement nor the Guarantee Facility Agreement shall constitute a Loan Agreement and the related facilities thereto shall not constitute a Facility.

EXHIBIT B – LENDERS

1.          DVB Bank America N.V.

2.          DVB Bank SE.

3.          NIBC Bank N.V.

4.          ABN AMRO Capital USA LLC.

5.          Banco Security

For the avoidance of doubt, for purposes of this Term Sheet and the Restructuring, BNDES shall not constitute a Lender.

EXHIBIT C – RESERVED MATTERS

The following Reserved Matters require the affirmative vote of a New Independent Director:
1.
The amendment or termination of (i) any documents related to the Facilities between an Offshore Entity and any Lender or Agent, including (a) the Common Terms Agreement, (b) the Amended Loan Agreements, (c) any other "Pertinent Document" as defined in the Common Terms Agreement (ii) the "Allocation Agreement" as defined in the Common Terms Agreement (together with the Common Terms Agreement, the Amended Loan Agreements, and the other Pertinent Documents, the "Transaction Documents"); (iii) the "BNDES Loan Agreement" as defined in the Common Terms Agreement; (iv) the "Guarantee Facility Agreement" as defined in the Common Terms Agreement; and (v) any "UPO Intercompany Contracts" as defined in the Common Terms Agreement, other than as permitted under the Transaction Documents, or the taking of any affirmative action in derogation or breach thereof.

2.
Taking any corporate or company action which would or may (subject to the obtaining of any consent, approval, or authorization) result in the substitution, alteration or amendment of the Organizational Documents, including, without limitation, any such action which would (i) amend any provisions related to the appointment or the powers of a New Independent Director or (ii) amend this list of Reserved Matters.

3.
Filing (or causing any subsidiary to file) any petition, commencing (or causing any subsidiary to commence) any action, or taking any other step (or causing any subsidiary to take any other step) in relation to a legal proceeding or other procedure by any Offshore Entity or Sparrow Offshore Capital Ltd. ("New Holdco") seeking relief under or to take advantage of any applicable insolvency, bankruptcy, liquidation, receivership, suspension of payments, moratorium of indebtedness, winding-up, dissolution, administration, reorganization (by way of voluntary arrangement scheme of arrangement or otherwise), adjustment of debt, or any similar law, regulation or procedure in any jurisdiction.

4.	Consenting to, or electing not to present a defense to, the filing of any petition, or commencement of any proceeding, against any Offshore Entity of the type contemplated under paragraph 3 (above).

5.
Consenting to any court proceeding seeking the substantive consolidation of any Offshore Entity with Sparrow River Investments Ltd. or any of its subsidiaries or affiliates that are not Offshore Entities, provided that nothing herein shall prevent a director under sub-poena from testifying as to matters that could impact such substantive consolidation.

6.
Seeking or consenting to the appointment of a receiver, administrative receiver, liquidator, administrator, assignee, trustee, compulsory manager, sequestrator or other similar official / officer in respect of any Offshore Entity or a substantial part of its property, other than as permitted under the Transaction Documents.

7.
Admitting in writing any Offshore Entity's inability to pay its debts as they fall due, except as required under applicable local law for a director to fulfill his or her fiduciary or statutory duties, or under compulsion of legal process.

8.	Making any assignment, composition, compromise or arrangement for the benefit of one or more of the Offshore Entities' creditors, other than as permitted under the Transaction Documents.

9.
Closing down, or making any change in the nature or scope of, any business operation of the Offshore Entities (other than as permitted under the Transaction Documents, including the sale of any Vessel (including, for the avoidance of doubt, the UP OPAL)).

10.
The declaration or payment of any dividend or making of any distribution or the making of any return to members or shareholders of a capital nature including any distribution out of capital profits or capital reserves or out of profits or reserves arising from a distribution of capital profits or capital reserves by any Offshore Entity, other than as permitted under the Transaction Documents.

11.	Incurrence of any indebtedness other than under or permitted by any of Transaction Documents.

12.	Making any loan or advance or giving any guarantee or indemnity or providing any credit other than under or permitted by any of the Transaction Documents.

13.
Entering into any new material UPO Intercompany Contract or any material agreement with any affiliate of The Southern Cross Group or any of its direct or indirect subsidiaries or affiliates that are not Offshore Entities other than as permitted by the Transaction Documents.

14.
Creating or permitting any security interest over any asset of the Offshore Entities to exist other than under or permitted by any of the Transaction Documents, which, for the avoidance of doubt, shall not include any maritime liens arising solely by operation of applicable law and not as a result of an act creating or permitting such lien to arise on the part of any Offshore Entity.

15.
Changing the terms of, replacing, or amending any loan or loan facility entered into by any Offshore Entity, or adding any new loan or entering into any loan facility or other financing facility (including a hedging facility) other than as permitted by the Transaction Documents.

16.	Undertaking any obligations with any affiliate which is not wholly owned, directly or indirectly, by New Holdco.

EXHIBIT D – DEPOSIT ACCOUNTS

	Bank	Account Holder	Account Number	Currency	Account Location	Existing Pledge as of January 17, 2017	Balance as of January 17, 2017 (in USD)	Comments
1	UP Offshore (Bahamas) Ltd.	HSBC BANK USA NA	179026941	USD	US	UP Offshore (Bahamas) Ltd.	$ 1,027,779	Debt Service
2	HSBC Bank plc	UP Offshore (UK) Ltd.	402533-21667211	GBP	UK		$ 46,951	General expenses
3	HSBC Bank plc	UP Offshore (UK) Ltd.	400515-68728060	USD	UK		$ 9,693,639	Collections from Customer (Coral)
4	HSBC Bank plc	UP Offshore (UK) Ltd.	400515-73863778	USD	UK	Pledged (UP Jade)	$ 1,983	Collections from Customer
5	Bank of America Plc	Leeward Shipping Inc.	600859957012	GBP	US		$ 70,127	Collections from Customer - when vessel was in North Sea
6	Bank of America Plc	Jura Shipping Inc.	600859957020	GBP	US		$ 6,587	Collections from Customer - when vessel was in North Sea
7	Bank of America Plc	Hanford Shipping Inc.	600859957038	GBP	US		$ 12,365	Collections from Customer - when vessel was in North Sea
8	Banco Itau (Uruguay) S.A.	UP Offshore Uruguay S.A.	622-4460	USD	Uruguay		$ 706,958	Intercompany Loans. Payments: professional fees and taxes
9	Itau Unibanco Holding S.A	UP Offshore Apoio Maritimo Ltda.	25555-3	BLR	Brazil		$ 1,394,765	Collections from Customers (Agua-Marinha, Rubi, Topazio, Diamante, Opal, Safira, Coral & Turquoise), Payments of domestic and foreign suppliers, loans, taxes, payroll and intercompany
10	Banco Bradesco S.A	UP Offshore Apoio Maritimo Ltda.	21526-0	BLR	Brazil		$ 886	Payments of Taxes (ICMS)
11	Bank of America Merrill Lynch	Ingatestone Holdings Inc.	197048803	USD	US		$ 2,366	Payments of domestic suppliers and payroll
12	Bank of America Merrill Lynch	Linford Trading Inc.	1257-369025	USD	US	P - Debt Service	$ 622	Debt service accounts
13	HSBC - UK -USD	Zubia Shipping Inc.	400515-714788849	USD	UK	P - UP JASPER	$ 10,167	Debt service accounts
14	HSBC Bank plc	Springwater Shipping Inc.	400515-71479609	USD	UK	P - UP PEARL	$ -	Only Banking charges accounts
15	HSBC Bank plc	Bayshore Shipping Inc.	400515-71480040	USD	UK	P - UP JADE Earnings Account	$ 4,539	Only Banking charges accounts
16	HSBC - UK -USD	Amber Shipping Inc.	400515-7140059	USD	UK	P - UP AMBER	$ 25	Only Banking charges accounts
17	Bank of America Merrill Lynch	Jura Shipping Inc.	1257-368672	USD	US	P - UP CORAL	$ 200	Only Banking charges accounts
18	Bank of America Merrill Lynch	Leeward Shipping Inc.	1257-368677	USD	US	P - UP AGATE	$ 13,700	Only Banking charges accounts
19	HSBC Bank plc	Woodrow Shipping Inc.	400515-71480075	USD	UK		$ 315	Only Banking charges accounts
20	Bank of America Merrill Lynch	Hanford Shipping Inc.	1257-368658	USD	US		$ 465	Only Banking charges accounts
21	Banco Bradesco S.A	UP Offshore Apoio Maritimo Ltda.	20853-1	BLR	Brazil		$ 1,470	Only Banking charges accounts
22	Wilmington Trust	Ingatestone Holdings Inc.	1035376	USD	US	P	$ -	Trust account - restricted cash
23	Wilmington Trust	Packet Maritime Inc.	1004972	USD	US	P - UP ESMERALDA	$ 502,397	Trust account - restricted cash
24	Wilmington Trust	Padow Shipping Inc.	1004973	USD	US	P - UP SAFIRA	$ 502,277	Trust account - restricted cash
25	Wilmington Trust	UP Offshore (UK) Ltd.	1006455	USD	US	P	$ 85,400	Trust account - Safira Dyrdock Reserve
26	Wilmington Trust	UP Offshore (UK) Ltd.	1006454	USD	US	P	$ 85,404	Trust account - Esmeralda Drydock Reserve
27	Wilmington Trust	UP Offshore Apoio Maritimo Ltda./Topazio Shipping	1012112	USD	US	P	$ 300,171	Trust account - Topazio Drydock Escrow

EXHIBIT E – INTEREST

Facility	Year 1		Year 2	Year 3	Year 4	Year 5	Year 6
ABN Ingatestone	400		400	400	400	400	400
DVB & NIBC Ingatestone(4)	297		334	372	409	447	484
$84m Facility ("Ingatestone")	331	(5)	356	381	406	431	456
$38.4m Facility ("Linford")	240		265	290	315	340	365
$15m DVB Facility	110		135	160	185	210	235
$25m DVB Facility	110		135	160	185	210	235
$61.3m DVB Facility	110		135	160	185	210	235
$40m DVB/Banco Security Facility	150		175	200	225	250	275
$40m DVB Revolving Credit Facility	110		135	160	185	210	235
Weighted Average / Total	200		225	250	275	300	325
Memo: Weighted Average Excluding Ingatestone	123		144	165	185	206	226

EXHIBIT B-1
RIVER SILO PLAN AMENDMENTS
Exhibit B-1 to Exhibit 4 Omitted

EXHIBIT B-2
RIVER SILO PLAN DISCLOSURE STATEMENT SUPPLEMENT
Exhibit B-2 to Exhibit 4 Omitted

EXHIBIT C
FORM OF SUBSTITUTE CHILEAN GUARANTOR JOINDER TO
RESTRUCTURING SUPPORT AGREEMENT
This Joinder ("Substitute Chilean Guarantor Joinder Agreement") to the Restructuring Support Agreement (as amended, restated, supplemented or otherwise modified from time to time, the "Offshore RSA"), dated as of January 17, 2017, among the Parties (as defined in the Offshore RSA), is executed and delivered by [______] (the "Substitute Chilean Guarantor Supporting Party") as of [_____], 2017, and acknowledged by the Parties to the Offshore RSA. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offshore RSA.
1.          Agreement to be Bound. The Substitute Chilean Guarantor Supporting Party hereby agrees to be bound by all of the terms of the Offshore RSA. The Substitute Chilean Guarantor Supporting Party shall hereafter be deemed to be the "Substitute Chilean Guarantor Supporting Party" (as defined in this Substitute Chilean Guarantor Supporting Party Joinder Agreement) and the "Substitute Chilean Guarantor" and a "Party" for all purposes under the Offshore RSA as set forth in the Offshore RSA.
2.          Representations and Warranties. The Substitute Chilean Guarantor makes the representations and warranties set forth in Section 15 of the Offshore RSA to each other Party.
3.          Governing Law. This Additional Offshore Obligor Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Substitute Chilean Guarantor Supporting Party has caused this Substitute Chilean Guarantor Joinder Agreement to be executed as of the date first written above.
By:
Name:
Title:

Address:

EXHIBIT D
FORM OF TRANSFER JOINDER TO
RESTRUCTURING SUPPORT AGREEMENT
This Joinder ("Transfer Joinder Agreement") to the Restructuring Support Agreement (as amended, restated, supplemented or otherwise modified from time to time, the "Offshore RSA"), dated as of January 17, 2017, among the Parties (as defined in the Offshore RSA), is executed and delivered by [_____] (the "Additional Supporting Lender") as of [____], 2017, and acknowledged by the Parties to the Offshore RSA. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offshore RSA.
1.          Agreement to be Bound. The Additional Supporting Lender hereby agrees to be bound by all of the terms of the Offshore RSA. The Additional Supporting Lender shall hereafter be deemed to be an "Offshore Supporting Lender" and a "Party" for all purposes under the Offshore RSA as set forth in the Offshore RSA.
2.          Representations and Warranties. The Additional Supporting Lender hereby (a) represents and warrants to each other Party to the Offshore RSA that it is the legal or beneficial owner of, or holder of investment authority over (with authority to bind such holder), the Exposures set forth on its signature page hereto and (b) makes the representations and warranties set forth in Section 15 of the Offshore RSA to each other Party.
3.          Governing Law. This Transfer Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Additional Supporting Lender has caused this Transfer Joinder Agreement to be executed as of the date first written above.
By:
Name:
Title:

Exposures:

Address:

EXHIBIT E
FORM OF ADDITIONAL OFFSHORE OBLIGOR JOINDER TO
RESTRUCTURING SUPPORT AGREEMENT
This Joinder ("Additional Offshore Obligor Joinder Agreement") to the Restructuring Support Agreement (as amended, restated, supplemented or otherwise modified from time to time, the "Offshore RSA"), dated as of January 17, 2017, among the Parties (as defined in the Offshore RSA), is executed and delivered by [_____] (the "Additional Offshore Obligor Supporting Party") as of [_____], 2017, and acknowledged by the Parties to the Offshore RSA. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offshore RSA.
1.          Agreement to be Bound. The Additional Offshore Obligor Supporting Party hereby agrees to be bound by all of the terms of the Offshore RSA. The Additional Offshore Obligor Supporting Party shall hereafter be deemed to be an "Additional Offshore Obligor Supporting Party" (as defined in this Additional Offshore Obligor Joinder Agreement) and an "Additional Offshore Obligor" and a "Party" for all purposes under the Offshore RSA as set forth in the Offshore RSA.
2.          Representations and Warranties. The Additional Offshore Obligor Supporting Party makes the representations and warranties set forth in Section 15 of the Offshore RSA to each other Party.
3.          Governing Law. This Additional Offshore Obligor Joinder Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to any conflicts of law provisions which would require the application of the law of any other jurisdiction.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Additional Offshore Obligor Supporting Party has caused this Additional Offshore Obligor Joinder Agreement to be executed as of the date first written above.
By:
Name:
Title:

Address:

EXHIBIT B

Plan Blackline

UNITED STATES BANKRUPTCY COURT
 SOUTHERN DISTRICT OF NEW YORK

x
Chapter 11 Case No.
In re	:	~~16~~17-_______ (__)

ULTRAPETROL (BAHAMAS) LIMITED, et al	:	(Joint Administration Pending)

Debtors.	:
x
DEBTORS' AMENDED PREPACKAGED JOINT PLAN OF REORGANIZATION
PURSUANT TO CHAPTER 11 OF THE BANKRUPTCY CODE

ZIRINSKY LAW PARTNERS PLLC Attorneys for Debtors and Debtors in Possession 375 Park Avenue, Suite 2607 New York, New York 10152 Telephone: (212) 763-0192	HUGHES HUBBARD & REED LLP Attorneys for Debtors and Debtors in Possession One Battery Park Plaza New York, New York 10004 Telephone: (212) 837-6000

Dated: ~~November 30, 2016~~January 17, 2017
------------------------------------
1.
The Debtors in these chapter 11 cases are the following entities: Ultrapetrol (Bahamas) Limited; Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Princely International Finance Corp.; Cedarino S.A.; Thurston Shipping Inc.; Massena Port S.A.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay S.A.; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; UP River Terminals (Panama) S.A.; UPB (Panama) Inc.; UP River (Holdings) Ltd. (Bahamas); ~~Hallandale~~Hallandale Commercial Corp.; Longmoor Holdings Inc., Regal International Investments S.A., Corporacion de Navegacion Mundial S.A. (solely in the case of a Parent-Excluded Plan). The foreign equivalent of an EIN, if any, for each Debtor is set forth in its chapter 11 petition. Although it is a Debtor in these chapter 11 cases, Ultrapetrol (Bahamas) Limited may not be included as a Plan Debtor in this plan of reorganization.

i

ARTICLE V.	CONFIRMATION OF THE PLAN	33
A.	Conditions Precedent to Confirmation	33
B.	Waiver of Conditions Precedent to Confirmation	34
C.	Discharge of the Plan Debtors	34
D.	Injunction	35
E.	Preservation of Causes of Action	36
F.	Votes Solicited in Good Faith	37
G.	Claims Incurred After the Effective Date	37
H.	Releases, Exculpations, and Injunctions of Released Parties	37
I.	Preservation of Insurance	40
ARTICLE VI.	DISTRIBUTIONS UNDER THE PLAN	40
A.	Procedures for Treating Disputed Claims	40
B.	Allowed Claims and Equity Interests	41
C.	Allocation of Consideration	43
D.	Estimation	43
E.	Insured Claims	44
ARTICLE VII.	RETENTION OF JURISDICTION	44
ARTICLE VIII.	EXECUTORY CONTRACTS AND UNEXPIRED LEASES	46
A.	Assumption of Executory Contracts and Unexpired Leases	46
B.	Cure Claims	46
C.	Reservation of Rights	47
D.	Rejection of Executory Contracts and Unexpired Leases	47
E.	Insurance Policies	48
F.	Post-Petition Contracts and Leases	48
ARTICLE IX.	EFFECTIVENESS OF THE PLAN	48
A.	Conditions Precedent to Effectiveness	48
B.	Waiver of Conditions Precedent to Effectiveness	~~49~~50
C.	Effect of Failure of Conditions	~~49~~50
D.	Vacatur of Confirmation Order	50
E.	Modification of the Plan	50
F.	Revocation, Withdrawal, or Non-Consummation	~~50~~51
ARTICLE X.	MISCELLANEOUS PROVISIONS	51
A.	Immediate Binding Effect	51
B.	Governing Law	~~51~~52
C.	Severability of Plan Provisions Upon Confirmation	~~51~~52
D.	Filing or Execution of Additional Documents	52
E.	Term of Injunctions or Stays	52
F.	Withholding and Reporting Requirements	~~52~~53
G.	Exemption From Transfer Taxes	~~52~~53
H.	Reservation of Rights	53
I.	Plan Supplement	53
J.	Notices	~~53~~54
K.	Conflicts	54
Schedule A: Offshore Lender Parent Guarantees
Schedule B: Offshore Loan Agreements
Exhibit 1: IFC-OFID Debt Purchase Agreement
Exhibit 2: Investment Agreement
Exhibit 3: Restructuring Support Agreement
Exhibit 4: Offshore Business RSA
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INTRODUCTION
The Debtors propose the following prepackaged plan of reorganization under section 1121(a) of chapter 11 of title 11 of the United States Code.
Claims against, and Equity Interests in, the Debtors will be treated as set forth herein. Reference is made to the Disclosure Statement accompanying the Plan, including the exhibits thereto, for a discussion of the Debtors' history, business, results of operations, and projections for future operations and risk factors, together with a summary and analysis of the Plan.
THIS PLAN SHOULD BE CONSIDERED ONLY IN CONJUNCTION WITH THE DISCLOSURE STATEMENT AND RELATED MATERIALS TRANSMITTED HEREWITH. THE DISCLOSURE STATEMENT IS INTENDED TO PROVIDE YOU WITH INFORMATION YOU NEED TO MAKE AN INFORMED JUDGMENT WHETHER TO ACCEPT OR REJECT THIS PLAN.
ARTICLE I.
DEFINITIONS AND CONSTRUCTION OF TERMS
A. Definitions.
Unless otherwise defined herein, the following terms shall have the respective meanings set forth below:
1. 2008 Collateral Trust Agreement: means that certain Collateral Trust Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time by and among IFC, OFID, and M&T Trust Company of Delaware (n/k/a Wilmington Trust, National Association).
2. 2008 IFC Guarantee: means that certain Guarantee Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the applicable 2008 IFC Loan Agreements.
3. 2008 IFC Loan Agreements: means together the 2008 IFC Panama Loan Agreement and the 2008 IFC Paraguay Loan Agreement.
4. 2008 IFC Panama Loan Agreement: means that certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Barges (Panama) Inc., UABL Towing Services S.A., Marine Financial Investment Corp. and Eastham Barges Inc., as borrowers and IFC, as lender.
5. 2008 IFC Paraguay Loan Agreement: means that certain Loan Agreement dated as of September 15, 2008 as amended, restated, supplemented, or otherwise modified from time to time, between UABL Paraguay, as borrower and IFC, as lender.

6. 2008 OFID Guarantee: means that certain Guarantee Agreement dated as of December 8, 2008 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrower under the 2008 OFID Loan Agreement.
7. 2008 OFID Loan Agreement: means that certain Loan Agreement dated as of November 28, 2008 as amended, restated, supplemented, or otherwise modified from time to time, between UABL Paraguay, as borrower, and OFID as lender.
8. 2011 Collateral Trust Agreement: means that certain Collateral Trust Agreement dated as of December 8, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among IFC, OFID, and Wilmington Trust, National Association.
9. 2011 IFC Guarantee: means that certain Guarantee Agreement dated as of December 8, 2011 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the 2011 IFC Loan Agreement.
10. 2011 IFC Loan Agreement: means that certain Loan Agreement dated as of December 2, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Paraguay and Riverpar S.A., as borrowers and IFC, as lender.
11. 2011 OFID Guarantee: means that certain Guarantee Agreement dated as of January 13, 2012 as amended, restated, supplemented, or otherwise modified from time to time, whereby UABL Limited guarantees the obligations of the borrowers under the 2011 OFID Loan Agreement.
12. 2011 OFID Loan Agreement: means that certain Loan Agreement dated as of December 15, 2011 as amended, restated, supplemented, or otherwise modified from time to time, by and among UABL Paraguay and Riverpar S.A., as borrowers and OFID, as lender.
13. 2021 Noteholders: means the holders of the 2021 Notes.
14. 2021 Notes: means the 8.875% First Preferred Ship Mortgage Notes due 2021 issued pursuant to the 2021 Notes Indenture.
15. 2021 Note Claims: means all Claims arising under, or related to the 2021 Notes.
16. 2021 Notes Indenture: means the Indenture dated as of June 10, 2013 by and among Parent, the Subsidiary Guarantors named therein, the Pledgors named therein, and the 2021 Notes Indenture Trustee, as supplemented by that certain first Supplemental Indenture dated as of September 26, 2013 and as further amended, supplemented, or otherwise modified from time to time.
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17. 2021 Notes Indenture Trustee: means Manufacturers and Traders Trust Company, as trustee under the 2021 Notes Indenture, or its successor.
18. Acceptable Ocean Sale: has the meaning ascribed to it in the Restructuring Support Agreement.
19. Accrued Professional Compensation: means, at any given time, and regardless of whether such amounts are billed or unbilled, all accrued, contingent, and/or unpaid fees and expenses (including success fees) for legal, financial advisory, accounting, and other services, and reimbursement of expenses by any Professional that the Court has not, as of the Effective Date, denied by Final Order (i) all to the extent that any such fees and expenses have not been previously paid (regardless of whether a fee application has been filed for any such amount) and (ii) after applying the remaining balance of any retainer that has been provided by the Debtors to such Professional. To the extent the Court denies or reduces by a Final Order any amount of a Professional's fees or expenses, then those reduced or denied amounts shall no longer constitute Accrued Professional Compensation.
20. Adjusted Ocean Business Consideration: means the Ocean Business Consideration minus the True-Up Amount; provided that nothing in this definition or the definition of Ocean Business Consideration shall be interpreted to provide that the True-Up Amount be deducted more than once.
21. Administrative Claim: means any right to payment constituting a cost or expense of administration of the Reorganization Cases of a kind specified under section 503(b) of the Bankruptcy Code and entitled to priority under sections 507(a)(2), 507(b), or 1114(e)(2) of the Bankruptcy Code, including, but not limited to, (i) any actual and necessary costs and expenses of preserving the Estates, (ii) any actual and necessary costs and expenses of operating the Plan Debtors' businesses, (iii) any indebtedness or obligations assumed by the Plan Debtors in connection with the conduct of its businesses, (iv) all compensation and reimbursement of expenses of Professionals to the extent awarded by the Court under sections 330, 331 or 503 of the Bankruptcy Code, (v) any fees or charges assessed against the Estates under section 1930 of title 28 of the United States Code, and (vi) any Claim for goods delivered to the Plan Debtors within twenty (20) days of the Commencement Date and entitled to administrative priority pursuant to section 503(b)(9) of the Bankruptcy Code.
22. Allowed: means, (i) with respect to any Claim, (a) following the Claims Objection Deadline, any Claim as to which no objection or request for estimation has been filed prior to the Claims Objection Deadline, (b) a Claim that has been expressly allowed by Final Order, (c) a Claim as to which the applicable Debtor or Reorganized Debtor agrees to the amount and/or priority thereof in writing, (d) a Claim that is expressly allowed pursuant to the terms of this Plan, or (e) a Claim that is listed in the Schedules (to the extent the Debtors file Schedules in the Reorganization Cases) as liquidated, non-contingent, and undisputed and (ii) with respect to any Equity Interest, such Equity Interest is reflected as outstanding in the stock transfer ledger or similar register of the applicable Debtor on the Record Date and is not subject to any objection or challenge. If a Claim or Equity Interest is Allowed only in part, any provisions hereunder with respect to Allowed Claims or Allowed Equity Interests are applicable solely to the Allowed portion of such Claim or Equity Interest.
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23. Ballots: means each of the ballots distributed with the Disclosure Statement to each holder of an Impaired Claim that is entitled to vote to accept or reject the Plan.
24. Bankruptcy Code: means title 11, United States Code, 11 U.S.C. § 101 et seq., as in effect with respect to the Reorganization Cases.
25. Bankruptcy Rules: means the Federal Rules of Bankruptcy Procedure as promulgated by the United States Supreme Court under section 2075 of title 28 of the United States Code, and local rules of the Court, as the context may require, as in effect with respect to the Reorganization Cases.
26. Bar Date Order: has the meaning set forth in Article VI.A.a.
27. Business Day: means any day on which commercial banks are open for business, and not authorized to close, in New York, New York, except any day designated as a legal holiday by Bankruptcy Rule 9006(a).
28. Cash: means legal tender of the United States of America.
29. Causes of Action: means any and all claims, causes of actions, cross-claims, counterclaims, third-party claims, indemnity claims, reimbursement claims, contribution claims, defenses, demands, rights, actions, debts, damages, judgments, remedies, Liens, indemnities, guarantees, suits, obligations, liabilities, accounts, offsets, recoupments, powers, privileges, licenses, and franchises of any kind or character whatsoever, known or unknown, contingent or noncontingent, matured or unmatured, suspected or unsuspected, disputed or undisputed, foreseen or unforeseen, direct or indirect, choate or inchoate, whether arising before, on, or after the Commencement Date, including through the Effective Date, in contract or in tort, in law or in equity, or pursuant to any other theory of law. For the avoidance of doubt, the term "Causes of Action" shall include: (i) all rights of setoff, counterclaim, or recoupment and claims on contracts or for breaches of duties imposed by law or in equity, (ii) the right to object to Claims, (iii) all claims pursuant to sections 362, 510, 542, 543, 544 through 550, 552 or 553 of the Bankruptcy Code, (iv) all claims and defenses, including fraud, mistake, duress, and usury and any other defenses set forth in section 558 of the Bankruptcy Code, and (v) any state law fraudulent transfer claims.
30. Claim: means a "claim" against any Plan Debtor, as such term is defined in section 101(5) of the Bankruptcy Code.
31. Claims Objection Deadline: means the first Business Day that is the later of (i) one-hundred eighty (180) days after the Effective Date, (ii) ninety (90) days from the date by which a holder of a Claim is required to file a proof of Claim pursuant to an order of the Court, or (iii) such other later date the Court may establish upon a motion by the Debtors or the Reorganized Debtors, which motion may be approved without a hearing and without notice to any party.
32. Class: means a group of Claims or Equity Interests classified under the Plan.
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33. Collateral: means any property, or interest in property, of the Estate subject to a Lien to secure the payment or performance of a Claim, which Lien has not been avoided or is not subject to avoidance under the Bankruptcy Code or is not otherwise invalid under the Bankruptcy Code or applicable law.
34. Commencement Date: means the date on which the Debtors
commenced the Reorganization Cases.
35. Confirmation: means the entry of the Confirmation Order on the docket of the Reorganization Cases.
36. Confirmation Date: means the date of Confirmation.
37. Confirmation Hearing: means the hearing held by the Court pursuant to Bankruptcy Rule 3020(b)(2) and section 1128 of the Bankruptcy Code, including any adjournments thereof, at which the Court will consider confirmation of the Plan.
38. Confirmation Order: means the order entered by the Court confirming the Plan pursuant to section 1129 of the Bankruptcy Code.
39. Consolidated Debtors: means (i) in the case of a Parent-Included Plan, the Plan Debtors or (ii) in the case of a Parent-Excluded Plan, the Plan Debtors other than Cornamusa.
40. Cornamusa: means Corporacion de Navegacion Mundial S.A.
41. Court: means (i) the United States Bankruptcy Court for the Southern District of New York, (ii) to the extent there is no reference pursuant to section 157 of title 28 of the United States Code, the United States District Court for the Southern District of New York, and (iii) any other court having jurisdiction over the Reorganization Cases or proceedings arising therein.
42. Cure Claim: means a Claim in an amount equal to all unpaid monetary obligations under an Executory Contract or Unexpired Lease assumed by a Plan Debtor pursuant to section 365 of the Bankruptcy Code, to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law. Any Cure Claim to which the holder thereof disagrees with the priority and/or amount thereof as determined by the Plan Debtors shall be deemed a Disputed Claim under this Plan.
43. Debt Service Reserve Accounts: means those certain deposit accounts established pursuant to the terms of the IFC-OFID Loan Agreements at Wilmington Trust Company, as successor to M&T Trust Company of Delaware, with funds held in trust for the benefit of IFC and OFID.
44. Debt Service Reserve Account Balance: means any and all Cash held in the Debt Service Reserve Accounts as of the Effective Date.
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45. Debtors: means, collectively, the Parent, the River Business Debtors, the River Business Holding Company Debtors, and, solely in the case of a Parent-Excluded Plan, Cornamusa.
46. Definitive Documents: has the meaning ascribed to it in the Restructuring Support Agreement.
47. Disclosure Statement: means the Disclosure Statement for Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, ~~in furtherance of this Plan~~ including any amendments or supplements thereto.
48. Disputed: means, with respect to any Claim or Equity Interest, other than a Claim or Equity Interest that has been Allowed pursuant to the Plan or a Final Order, a Claim or Equity Interest (i) that is listed in the Schedules (to the extent the Debtors file Schedules in the Reorganization Cases) as unliquidated, contingent, or disputed, and as to which no request for payment or proof of Claim or Equity Interest has been filed, (ii) as to which a proper and timely request for payment or proof of Claim or Equity Interest has been filed, but with respect to which an objection or request for estimation has been filed and has not been withdrawn or determined by a Final Order, (iii) as to which a request for payment was required to be filed but as to which a request for payment was not properly filed, (iv) that is disputed in accordance with the provisions of the Plan, or (v) that is otherwise disputed by the Debtors or the Reorganized Debtors upon notice to the holder of such Claim or Equity Interest.
49. Effective Date: means the date, selected by the Debtors, in consultation with New Holdco, which is the first Business Day that is not a designated legal holiday in Argentina, on which (a) all of the conditions to the occurrence of the Effective Date specified in Article IX.A have been satisfied or waived in accordance with Article IX.B and (b) no stay of the Confirmation Order is in effect.
50. Entity: means an "entity" as such term is defined in section 101(15) of the Bankruptcy Code.
51. Equity Interest: means any "equity security" (as such term is defined in section 101(16) of the Bankruptcy Code) in the Plan Debtors, including any issued or unissued share of common stock, preferred stock, or other instrument evidencing an ownership interest in the Debtors, whether or not transferable, and any option, warrant, or right, contractual or otherwise, to acquire any such interest in the Debtors that existed immediately prior to the Effective Date, and any Claim against the Debtors subordinated pursuant to section 510(b) of the Bankruptcy Code.
52. Estate(s): means, individually, the estate of any of the Debtors and, collectively, the estates of all of the Debtors created under section 541 of the Bankruptcy Code.
53. Executory Contract: means a contract to which any Plan Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
54. Existing Common Stock: mean Existing Cornamusa Common Stock or Existing River Business Holding Company Common Stock, as the case may be.
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55. Existing Cornamusa Common Stock: means shares of common stock of Cornamusa that are authorized, issued, and outstanding prior to the Effective Date.
56. Existing River Business Holding Company Common Stock: means, collectively, for each River Business Holding Company, shares of common stock of such River Business Holding Company that are authorized, issued, and outstanding prior to the Effective Date.
57. Fee Claim: means a Claim for Accrued Professional Compensation.
58. Fee Claims Escrow Account: means the account established on the Effective Date pursuant to Article IV.N.
59. Final Order: means an order or judgment of the Court which has not been modified, amended, reversed, vacated, or stayed, and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing has expired and as to which no appeal, petition for certiorari, or motion for new trial, stay, reargument, or rehearing shall then be pending or (b) if an appeal, writ of certiorari, new trial, stay, reargument, or rehearing thereof has been sought, such order or judgment of the Court shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, stay, reargument, or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari, or move for a new trial, stay, reargument, or rehearing shall have expired, as a result of which such order shall have become final in accordance with Bankruptcy Rule 8002; provided, that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause an order not to be a Final Order.
60. General Unsecured Claim: means any Generic General Unsecured Claim against any Plan Debtor other than Cornamusa.
61. General Unsecured Claim – Cornamusa: means any Generic General Unsecured Claim against Cornamusa.
62. Generic General Unsecured Claim: means any Claim that is not Secured or entitled to priority under the Bankruptcy Code or an order of the Court, including without limitation any Claim arising under a guarantee and any Claim arising from the rejection of an Executory Contract or Unexpired Lease under section 365 of the Bankruptcy Code.
63. Governmental Unit: has the meaning set forth in section 101(27) of the Bankruptcy Code.
64. IFC: means International Finance Corporation.
65. IFC Parent Guarantee: means the Enforcement Shortfall Guarantee, dated as of December 2, 2011 between Parent and IFC.
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66. IFC-OFID 2008 Security Trustee: means Wilmington Trust, National Association as security trustee under the 2008 Collateral Trust Agreement or its successor.
67. IFC-OFID 2011 Security Trustee: means Wilmington Trust, National Association as security trustee under the 2011 Collateral Trust Agreement or its successor.
68. IFC-OFID Debt Purchase Agreement: means the agreement (attached hereto as Exhibit 1), dated as of November 23, 2016, among IFC, OFID, UABL Limited, and Thurston Shipping Inc, as it may be amended, modified, or supplemented by the parties thereto in accordance with the terms of such agreement, related to the purchase from IFC and OFID of debt under the IFC-OFID Loan Agreements owed to IFC and OFID by the borrowers under the IFC-OFID Loan Agreements, which IFC-OFID Debt Purchase Agreement shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
69. IFC-OFID Guarantees: means collectively the 2008 IFC Guarantee, the 2008 OFID Guarantee, the 2011 IFC Guarantee, and the 2011 OFID Guarantee.
70. IFC-OFID Loan Agreements: means collectively the 2008 IFC Panama Loan Agreement, the 2008 IFC Paraguay Loan Agreement, the 2008 OFID Loan Agreement, the 2011 IFC Loan Agreement, and the 2011 OFID Loan Agreement, and the IFC-OFID Guarantees.
71. IFC-OFID Loan Claims: means all Claims arising under, or related to the IFC-OFID Parent Guarantees, the IFC-OFID Loan Agreements, and the swap termination amounts related thereto.
72. IFC-OFID Parent Guarantees: means collectively, the IFC Parent Guarantee and the OFID Parent Guarantee.
73. IFC-OFID Security Trustees: means collectively, the IFC-OFID 2008 Security Trustee together with the IFC-OFID 2011 Security Trustee.
74. Impaired: means, when used with respect to Claims or Equity Interests, Claims or Equity Interests that are "impaired" within the meaning of section 1124 of the Bankruptcy Code.
75. Initial IFC/OFID Cash Recovery: has the meaning ascribed to it in the Restructuring Support Agreement.
76. Initial Noteholder Cash Recovery: has the meaning ascribed to it in the Restructuring Support Agreement.
77. Insured Claim: means any Claim or portion of a Claim that is, or may be, insured under any of the Plan Debtors' insurance policies.
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78. Intercompany Claim: means any Claim against a Plan Debtor by a direct or indirect subsidiary, a direct or indirect parent, or an affiliate of a Debtor.
79. Investment Agreement: means that certain agreement (attached hereto as Exhibit 2), dated as of November 23, 2016, between and among Parent, River Business Holding Company Debtors, New Holdco 1, New Holdco 2, and Southern Cross ~~pursuant to  which (a) if the Offshore Lenders have not entered into the Offshore Lender Agreement prior to  the Voting Deadline, Sparrow will provide the Sparrow Investment in consideration for 100%  ownership of the River Business free and clear of any and all claims, interests, liens, and  encumbrances, including, without limitation, claims, interests, liens, and encumbrances of the  2021 Noteholders, the 2021 Notes Indenture Trustee, IFC, OFID, the IFC-OFID Security  Trustees, and the Offshore Lenders, and of such other claims, interests, liens, and encumbrances  as provided for in such agreement and (b) if the Offshore Lenders have entered into the Offshore  Lender Agreement prior to the Voting Deadline, Sparrow will provide the Sparrow Investment in  consideration for (i) 100% ownership of the River Business free and clear of any and all claims,  interests, liens, and encumbrances, including, without limitation, claims, interests, liens, and encumbrances of the 2021 Noteholders, the 2021 Notes Indenture Trustee, IFC, OFID, the  IFC-OFID Security Trustees, and the Offshore Lenders, and of such other claims, interests, liens, and encumbrances as provided for in such agreement, and (ii) in the case of a Parent-Included  Plan, the Offshore Business in accordance with the terms and conditions set forth in the Investment Agreement. The Sparrow River Investment shall be used to fund distributions under  the Plan. In the case of a Parent-Included Plan, the Sparrow Offshore Investment will be used to  provide equity to the Offshore Business on the terms and conditions set forth in the Investment  Agreement~~.
80. Lien: has the meaning set forth in section 101(37) of the Bankruptcy Code.
81. Majority Supporting Noteholders: has the meaning set forth in the Restructuring Support Agreement.
82. Management Agreements: means the employment agreements identified in the Plan Supplement.
83. New Common Stock: means (i) in the case of a Parent-Included Plan, New River Business Holding Company Common Stock and (ii) in the case of a Parent-Excluded Plan, collectively, New Cornamusa Common Stock and New River Business Holding Company Common Stock.
84. New Cornamusa Common Stock: means the shares of common stock of Reorganized Cornamusa to be authorized and issued hereunder or for purposes specified herein in the case of a Parent-Excluded Plan.
85. New Holdco: means (i) in the case of a Parent-Included Plan, collectively, New Holdco 1 and New Holdco 2 and (ii) in the case of a Parent-Excluded Plan, New Holdco 1.
86. New Holdco 1: means Sparrow River Investments Ltd.
87. New Holdco 2: means Sparrow Offshore Investments Ltd., or Sparrow Offshore Capital Ltd.
88. New River Business Holding Company Common Stock: means, collectively, for each Reorganized River Business Holding Company Debtor, the shares of common stock to be authorized and issued hereunder or for purposes specified herein.
89. Ocean Administrative Services Agreement: means, if requested by the Supermajority Supporting Noteholders, an agreement between UABL S.A. and Ocean Business Transferee pursuant to which UABL S.A. will provide certain administrative services to Ocean Business Transferee following an Ocean Business Hand Over, which agreement shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
90. Ocean Business: has the meaning ascribed to it in the Restructuring Support Agreement.
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91. Ocean Business Consideration: has the meaning ascribed to it in the Restructuring Support Agreement.
92. Ocean Business Election Deadline: means the earlier of (i) ten calendar days prior to the Ocean Business Sale Deadline and (ii) February 28, 2017.
93. Ocean Business Entities: means Mondalva Shipping Inc. and Palmdeal Shipping Inc.
94. Ocean Business Equity: means the equity interests in the Ocean Business Entities.
95. Ocean Business Hand Over: has the meaning set forth in Article VI.B.(c) hereto.
96. Ocean Business Retention: has the meaning set forth in Article VI.B.(c) hereto.
97. Ocean Business Sale Deadline: has the meaning ascribed to it in the Restructuring Support Agreement.
98. Ocean Business Subsequent Proceeds: means if the Ocean Business Consideration is satisfied on the Effective Date by a transfer of the Ocean Business Equity, the net proceeds (net of cost of sale and taxes) of any subsequent sale of all or substantially all of the assets or equity of the Ocean Business.
99. Ocean Business Transferee: has the meaning set forth in Article VI.B.(c) hereto.
100. Ocean Business Transferee Equity: means the equity interests in the Ocean Business Transferee.
101. Offshore Administrative Services Agreement: means ~~an agreement between UABL S.A. and Offshore Business Holding Company, pursuant to which UABL S.A.  will provide certain administrative services to Offshore Business Holding Company on and after the Effective Date~~ "Allocation Agreement" as defined in the Offshore Business RSA.
102. Offshore Agents: means DVB Bank SE and DVB Bank America N.A. (as the case may be) in its capacities as agent, facility agent, security agent, or security trustee (as the case may be) under the Offshore Loan Agreements.
103. Offshore Business: means the Offshore Business Entities and all of their respective assets.
104. Offshore Business Holding Company: means UP Offshore (Bahamas) Ltd.
105. Offshore Business Entities: means the Offshore Business Holding Company and all its direct and indirect subsidiaries.
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106. Offshore ~~Lender Agreement: means an agreement among the Offshore Lenders~~,Business Restructuring: means the restructuring of the Offshore Business as contemplated under and pursuant to the Offshore Business RSA and the Offshore Common Terms Agreement.
107. Offshore Business RSA: means the agreement (including all schedules and exhibits thereto (including, without limitation, the Offshore Restructuring Term Sheet)) (attached as Exhibit 4 hereto) dated as of January 17, 2017, among (i) the Parent, ~~and certain of its subsidiaries that are part of~~ (ii) the Offshore Business Entities, (iii) Cornamusa, (iv) Southern Cross, and (v) the other parties thereto, which agreement provides, inter alia, for the release, waiver, and discharge by the Offshore Lenders of all their Claims against the Parent and the River Business, including without limitation, the Offshore Lender Cornamusa Claim and the Offshore Lender Parent Claims
108. Offshore Common Terms Agreement: means an agreement among, the Offshore Lenders, the Parent, certain of its subsidiaries that are part of the Offshore Business, and the other parties thereto, which agreement provides, inter alia, for the restructuring and amendment of the Offshore Loans.
109. Offshore Lender Agreement: means collectively the Offshore Business RSA and Offshore Common Terms Agreement.
110. Offshore Lender Cornamusa Claim: means a Claim against Cornamusa arising under the Offshore Lender Cornamusa Guarantee.
111. Offshore Lender Cornamusa Guarantee: means the guarantee obligations of Cornamusa under that loan agreement, dated as of December 9, 2010, by and among (i) UP Offshore (Bahamas) Ltd., as Borrower, (ii) Parent, Glasgow Shipping Inc., Zubia Shipping Inc. and Cornamusa, as joint and several Guarantors, (iii) the Banks and Financial Institutions listed on Schedule I thereto, as Lenders, (v) the Banks and Financial Institutions listed on Schedule 2 thereto, as Swap Banks, and (vi) DVB Bank America N.V., as Agent and Security Trustee.
112. Offshore Lender Parent Claim: means a Claim against Parent arising under an Offshore Lender Parent Guarantee.
113. Offshore Lender Parent Guarantee: means each of the guarantees set forth on Schedule A hereto.
114. Offshore Lenders: means each of the lenders described in the Offshore Loan Agreements.
115. Offshore Loan Agreements: means each of the loan agreements set forth on Schedule B hereto.
116. Offshore Loans: means the prepetition loans by the Offshore Lenders to non-Debtor affiliates of the Debtors pursuant to the Offshore Loan Agreements.
117. Offshore Restructuring Definitive Documents: means the "Definitive Documents," as such term is defined in the Offshore Business RSA, including, without limitation, the Offshore Common Terms Agreement and the Offshore Administrative Services Agreement.
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118. Offshore Restructuring Term Sheet: means the term sheet attached to the Offshore Business RSA as Exhibit A setting forth the principal terms of the restructuring of the obligations under the Offshore Loan Agreements.
119. OFID: means The OPEC Fund for International Development.
120. OFID Parent Guarantee: means the Enforcement Shortfall Guarantee, dated as of December 2, 2011 between Parent and IFC.
121. Other Intercompany Claim: means any Intercompany Claim except any River Business Intercompany Claims.
122. Other Priority Claim: means a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than (i) an Administrative Claim or (ii) a Priority Tax Claim.
123. Other Secured Claim: means any Claim that is Secured, other than a 2021 Note Claim, an IFC-OFID Loan Claim, or an Offshore Lender Parent Claim.
124. Other UP Entities: means Parent and all its direct and indirect subsidiaries other than the Ocean Business Entities.
125. Parent: means Ultrapetrol (Bahamas) Limited.
126. Parent-Excluded Plan: means the Plan in the event that prior to the Voting Deadline, (i) the Offshore Common Terms Agreement is not executed and delivered or (ii) the Offshore Lenders do not ~~enter into the Offshore Lender Agreement prior to the Voting Deadline~~vote in favor of the Plan.
127. Parent-Included Plan: means the Plan in the event ~~the Offshore Lemders enter into the Offshore Lemder Agreement~~that, prior to the Voting Deadline, (i) the Offshore Common Terms Agreement is executed and delivered and (ii) the Offshore Lenders vote in favor of the Plan.
128. Person: means any individual, corporation, partnership, limited liability company, association, indenture trustee, organization, joint stock company, joint venture, estate, trust, Governmental Unit or any political subdivision thereof, or any other Entity.
129. Plan: means this Debtors' Amended Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, together with all addenda, exhibits, schedules, or other attachments, if any, including the Plan Supplement, each of which is incorporated herein by reference, and as may be amended, modified, or supplemented from time to time in accordance with the terms herein and in the Restructuring Support Agreement, as applicable.
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130. Plan Debtors: means either (i) the Debtors in the case of a Parent-Included Plan or (ii) the River Business Holding Company Debtors, the River Business Debtors, and Cornamusa in the case of a Parent-Excluded Plan.
131. Plan Scheduling Motion: means the motion filed by the Debtors, substantially contemporaneously with the filing of the Reorganization Cases, seeking entry of an order (a) scheduling an objection deadline and combined hearing on the Debtors' Disclosure Statement and Plan Confirmation, (b) approving the form and notice of the Confirmation Hearing, (c) establishing procedures for objections to the Disclosure Statement and the Plan, (d) approving Solicitation Procedures, and (e) granting related relief.
132. Plan Supplement: means the supplemental appendix to the Plan, described in Section X.I of the Plan which shall be consistent in all respects with the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Plan Debtors, Sparrow, Southern Cross, IFC, OFID, and the Majority Supporting Noteholders.
133. Priority Tax Claim: means any Claim that is entitled to priority in right of payment under sections 502(i) and 507(a)(8) of the Bankruptcy Code.
134. Pro Rata: means, with respect to any Claim, the proportion that the amount of such Claim bears to the aggregate amount of all Claims (including Disputed Claims) in the applicable Class, unless the Plan provides otherwise.
135. Professional: means any professional employed or retained in the Reorganization Cases pursuant to sections 327 or 328 of the Bankruptcy Code.
136. Record Date: means, for purposes of making distributions under the Plan, the Confirmation Date.
137. Reinstated: means, with respect to a Claim, (a) in accordance with section 1124(1) of the Bankruptcy Code, being treated such that the legal, equitable, and contractual rights to which such Claim entitles its holder are left unaltered, or (b) if applicable under section 1124 of the Bankruptcy Code: (i) having all prepetition and postpetition defaults with respect thereto other than defaults relating to the insolvency or financial condition of the applicable Debtor or its status as debtor under the Bankruptcy Code cured, (ii) having its maturity date reinstated, (iii) compensating the holder of such Claim for damages incurred as a result of its reasonable reliance on a provision allowing the Claim's acceleration, and (iv) not otherwise altering the legal, equitable, and contractual rights to which the Claim entitles the holder thereof.
138. Rejection Damage Claims: means Claims for damages arising from the rejection of Executory Contracts or Unexpired Leases. Unless otherwise agreed to in writing by the Debtors, all Rejection Damage Claims shall be deemed Disputed Claims.
139. Rejection Notice: means a notice of an Executory Contract or Unexpired Lease to be rejected under the Plan pursuant to section 365 of the Bankruptcy Code which notice shall include (i) the procedures for objection to proposed rejection of Executory Contracts and Unexpired Leases, (ii) the procedures for filing Rejection Damage Claims, and (iii) procedures for resolution by the Court of any related disputes.
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140. Rejection Schedule: means a schedule, if any, of Executory Contracts and Unexpired Leases to be rejected pursuant to the Plan and the effective date of such rejection, which will be filed no later than five (5) Business Days before the deadline to object to the Plan.
141. Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; ~~and (j~~(j) solely in the case of the Parent-Included Plan, the Offshore Lenders; (k) solely in the case of the Parent-Included Plan, the Offshore Agents; and (l) with respect to each of the foregoing applicable Entities in clauses (a) through (~~i~~k), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time ~~during the Reorganization Cases~~following November 30, 2016) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
142. Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) solely in the case of the Parent-Included Plan, the Offshore Agents; (c) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (~~e~~d) IFC, (~~d~~e) OFID; (~~e~~f) Sparrow; (~~f~~g) Southern Cross; (~~g~~h) New Holdco; (~~h~~i) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (ij) with respect to each of the foregoing applicable Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
143. Reorganization Case(s): means (a) when used with reference to a particular Debtor, the case under chapter 11 of the Bankruptcy Code commenced by such Debtor in the Court and (b) when used with reference to all Debtors, the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors in the Court.
144. Reorganized: means, with respect to a Plan Debtor, the successor to such Plan Debtor on and after the Effective Date.
145. Restated Bylaws: means the respective amended and restated bylaws or equivalent documents, as applicable, of each of the Reorganized Debtors to be adopted on the Effective Date.
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146. Restated Charters: means the respective amended and restated corporate charters, certificates of incorporation, or equivalent organizational documents, as applicable, of each of the Reorganized Debtors to be adopted and filed by the Reorganized Debtors in their respective jurisdictions of incorporation, formation, or organization on the Effective Date.
147. Restructuring Support Agreement: means the agreement (including all exhibits thereto) (attached as Exhibit 3 hereto), dated as of November 18, 2016, among the Debtors, IFC, OFID, certain holders of the 2021 Note Claims, Sparrow, and Southern Cross, as it may be amended, modified, or supplemented by the parties thereto in accordance with the terms of such agreement.
148. River Business: means the River Business Entities and all of their respective assets including without limitation, vessels (including without limitation barges and pushboats), transshipment stations, terminals, joint ventures, leases, contracts, and real and personal property, but excluding the Ocean Business.
149. River Business Debtors: means Oceanpar S.A.; Dampierre Holdings Spain, S.A.; Cedarino S.A.; Thurston Shipping Inc.; UABL Limited; Ultrapetrol S.A.; UABL S.A.; Parfina S.A.; Parabal S.A.; UABL Paraguay; Compañia Paraguaya De Transporte Fluvial S.A.; Arlene Investments, Inc.; Brinkley Shipping Inc.; Danube Maritime Inc.; Dingle Barges Inc.; General Ventures Inc.; Palmdeal Shipping Inc.; Riverview Commercial Corp.; Marine Financial Investment Corp.; UABL Barges (Panama) Inc.; UABL Towing Services S.A.; Eastham Barges Inc.; Riverpar S.A.; Hallendale Commercial Corp.; Longmoor Holdings Inc.; and Regal International Investments S.A.
150. River Business Entities: means the River Business Holding Company Debtors and all of their direct and indirect subsidiaries.
151. River Business Holding Company Debtors: means collectively Princely International Finance Corp., Massena Port S.A., UP River Terminals (Panama) S.A., UPB (Panama) Inc., and UP River (Holdings) Ltd.
152. River Business Intercompany Claims: means any Intercompany Claim held by any River Business Entity.
153. Sale Transaction: has the meaning set forth in Article IV.E.1 hereto.
154. Schedules: means, to the extent the Court has not waived the requirement to file the Schedules, the schedules of assets and liabilities, statements of financial affairs, and lists of holders of Claims and Equity Interests, filed with the Court by the Debtors, including any amendments or supplements thereto.
155. Secured: means when referring to a Claim: (a) secured by a Lien on property in which the Estate has an interest, which Lien is valid, perfected, and enforceable pursuant to applicable law or by reason of a Court order, or that is subject to setoff pursuant to
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section 553 of the Bankruptcy Code, to the extent of the value of the Claim holder's interest in the Estate's interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to section 506(a) of the Bankruptcy Code or (b) otherwise Allowed pursuant to the Plan as a Claim that is Secured.
156. Solicitation Procedures: means the procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan.
157. Southern Cross: means Southern Cross Latin America Private Equity Fund III, L.P. and Southern Cross Latin America Private Equity Fund IV, L.P.
158. Sparrow: means, collectively, Sparrow Capital Investments Ltd. and Sparrow Sub.
159. Sparrow Investment: means (i) in the case of a Parent-Included Plan, the sum of the Sparrow River Investment plus the Sparrow Offshore Investment and (ii) in the case of a Parent-Excluded Plan, the Sparrow River Investment.
160. Sparrow Offshore Investment: means $2.5 million in Cash.
161. Sparrow River Investment: means $73 million in Cash.
162. Sparrow Sub: means Sparrow CI Sub Ltd.
163. Supermajority Supporting Noteholders: means the 2021 Noteholders holding in the aggregate at least 90% of the aggregate principal amount of the 2021 Notes held by all Supporting Noteholders.
164. Supporting Noteholders: has the meaning set forth in the Restructuring Support Agreement.
165. True-Up Amount: has the meaning set forth in the Restructuring Support Agreement.
166. UABL Paraguay: means UABL Paraguay S.A.
167. Unexpired Lease: means a lease to which any Plan Debtor is a party that is subject to assumption or rejection under section 365 of the Bankruptcy Code.
168. Unimpaired: means any Class of Claims or Equity Interests that is not Impaired under the Plan within the meaning of section 1124 of the Bankruptcy Code.
169. U.S. Trustee: means the United States Trustee for the Southern District of New York.
170. Voting Deadline: means the date set forth in the Disclosure Statement as the deadline for submitting Ballots to either accept or reject the Plan in accordance with section 1126 of the Bankruptcy Code.
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171. Voting Record Date: means the date set forth in the Disclosure Statement to identify the holders of claims eligible to vote on the Plan.
B. Interpretation, Application of Definitions, and Rules of Construction.
Except as expressly provided herein, each capitalized term used in the Plan shall either have (i) the meaning ascribed to such term in Article I or (b) if such term is not defined in Article I, but such term is defined in the Bankruptcy Code or Bankruptcy Rules, the meaning ascribed to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be. Meanings of capitalized terms shall be equally applicable to both the singular and plural forms of such terms. The words "herein," "hereof," and "hereunder" and other words of similar import refer to the Plan as a whole (and, for the avoidance of doubt, the Plan Supplement) and not to any particular section or subsection in the Plan unless expressly provided otherwise. The words "includes" and "including" are not limiting and mean that the things specifically identified are set forth for purposes of illustration, clarity or specificity and do not in any respect qualify, characterize or limit the generality of the class within which such things are included. Captions and headings to articles, sections and exhibits are inserted for convenience of reference only, are not a part of this Plan, and shall not be used to interpret this Plan. The rules of construction set forth in section 102 of the Bankruptcy Code shall apply to this Plan.
C. Computation of Time.
Except as otherwise specifically provided in the Plan, in computing any period of time prescribed or allowed by this Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.
ARTICLE II.
ADMINISTRATIVE CLAIMS AND PRIORITY CLAIMS
In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, Fee Claims, and Priority Tax Claims, each as described below, have not been classified and thus are excluded from the classes of Claims and Equity Interests set forth in Article III.
A. Administrative Claims (Other Than Fee Claims).
Each holder of an Allowed Administrative Claim (other than an Administrative Claim that is a Fee Claim) as of the Effective Date shall receive (i) Cash in an amount equal to the amount of such Allowed Administrative Claim as soon as practicable after the later of (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) calendar days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing; provided, however, that Allowed Administrative Claims that arise in the ordinary course of the Debtors' business shall be paid in the ordinary course of business in accordance with the terms, and subject to the conditions, of any agreements governing, instruments evidencing, or other documents relating to, such transactions.
B. Fee Claims.
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(a) Pre-Effective Date Fees and Expenses.
Each holder of an Allowed Fee Claim as of the Effective Date shall receive (i) Cash in an amount equal to the amount of such Fee Claim as soon as practicable after the later of (a) the Effective Date, if such Administrative Claim is Allowed as of the Effective Date, (b) thirty (30) days after the date such Administrative Claim becomes an Allowed Administrative Claim, if such Administrative Claim is Disputed as of, or following, the Effective Date, or (c) the date such Allowed Administrative Claim becomes due and payable by its terms, or as soon thereafter as is practicable, or (ii) such other treatment as the applicable Debtor and such holder shall have agreed in writing
(b) Post-Effective Date Fees and Expenses.
The Reorganized Debtors shall pay in Cash the reasonable legal, professional, or other fees and expenses incurred by the Debtors' Professionals on and after the Effective Date, in the ordinary course of business, and without any further notice to, or action, order, or approval of the Court. Upon the Effective Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date shall terminate, and Professionals may be employed and paid in the ordinary course of business without any further notice to, or action, order, or approval of, the Court.
C. Priority Tax Claims.
Each holder of an Allowed Priority Tax Claim due and payable on or before the Effective Date shall receive, at the option of the applicable Plan Debtor, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Priority Tax Claim, one of the following treatments: (i) payment in full in Cash as soon as practicable after the Effective Date in the amount of such Allowed Priority Tax Claim, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); (ii) payment in full in Cash, payable in equal Cash installments made on a quarterly basis in accordance with section 1129(a)(9)(C) of the Bankruptcy Code, over a period not to exceed five (5) years following the Commencement Date, plus statutory interest on any outstanding balance from the Effective Date, calculated at the prevailing rate under applicable nonbankruptcy law for each taxing authority and to the extent provided for by section 511 of the Bankruptcy Code, and in a manner not less favorable than the most favored nonpriority General Unsecured Claim provided for by the Plan (other than cash payments made to a class of creditors pursuant to section 1122(b) of the Bankruptcy Code); or (iii) such other treatment as may be agreed upon by such holder and the applicable Plan Debtor or Reorganized Debtor or otherwise determined upon a Final Order of the Court. Priority Tax Claims incurred by the Plan Debtors in the ordinary course of business may be paid in the ordinary course of business in accordance with such applicable terms and conditions relating thereto in the discretion of the applicable Plan Debtor or Reorganized Debtor without further notice to or order of the Bankruptcy Court.
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D.	U.S. Trustee Fees.
Notwithstanding anything to the contrary contained herein, on the Effective Date, the Plan Debtors shall pay, in full, in Cash, any fees due and owing to the U.S. Trustee at the time of Confirmation. On and after the Effective Date, the Reorganized Debtors shall be responsible for filing required post-confirmation reports and paying quarterly fees due to the U.S. Trustee for the Reorganized Debtors until the entry of a final decree in the Reorganization Cases or until the Reorganization Cases are converted or dismissed.
E.	Special Provisions Regarding Fees and Expenses of 2021 Notes Indenture Trustee, IFC-OFID Security Trustees, Registrar and Paying Agent.
The reasonable prepetition and postpetition fees and expenses of each of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, the Registrar (as defined in the 2021 Notes Indenture), and the Paying Agent (as defined in the 2021 Notes Indenture), solely in connection with their performance of their duties and to the extent set forth in Section 3(h) of the Restructuring Support Agreement, (i) shall be paid in the ordinary course of business in accordance with, and subject to the conditions, of the Restructuring Support Agreement and any agreements governing, instruments evidencing, or other documents relating to, such transactions, (ii) shall be deemed Allowed Administrative Claims, and (iii) to the extent not previously paid directly by the Debtors pursuant to the Restructuring Support Agreement, shall be paid in Cash on the Effective Date, or as soon thereafter as is reasonably practicable, upon submission of the documented invoices (in customary form) to the Debtors, subject to a review for reasonableness by the Debtors, without the necessity of making application to the Bankruptcy Court. Each charging lien of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar and Paying Agent, if any, shall be discharged solely upon payment in full of the respective fees and expenses of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar or Paying Agent, as applicable, and termination of the duties of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar or Paying Agent, as applicable. Nothing herein shall be deemed to impair, waive, or discharge any charging liens of the 2021 Notes Indenture Trustee, the IFC-OFID Security Trustees, Registrar, or Paying Agent for any fees and expenses not paid previously.
ARTICLE III.
CLASSIFICATION AND TREATMENT OF
 CLAIMS AND EQUITY INTERESTS
A. Classification of Claims and Equity Interests.
Except for those Claims addressed in Article II, all Claims and Equity Interests are placed in the Classes set forth below. A Claim or Equity Interest is placed in a particular Class solely to the extent that the Claim or Equity Interest falls within the description of that Class, and the portion of a Claim or Equity Interest which does not fall within such description shall be classified in another Class or Classes to the extent that such portion falls within the description of such other Class or Classes. A Claim is also placed in a particular Class for the purpose of receiving distributions pursuant to the Plan solely to the extent that such Claim is an
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Allowed Claim in that Class and such Claim has not been paid, released, or otherwise settled before the Effective Date.
B. Record Date.
As of the close of business on the Record Date, the claims register (for Claims) and transfer ledger (for Equity Interests) shall be closed, and there shall be no further changes in the record holders of any Claims or Equity Interests. The Reorganized Debtors shall have no obligation to, but may, in consultation with New Holdco, recognize any transfer of any Claims or Equity Interests occurring after the Record Date. The Reorganized Debtors shall instead be entitled to recognize and deal for purposes under the Plan with only those record holders stated on the claims register (for Claims) and transfer ledgers (for Equity Interests) as of the close of business on the Record Date.
C. Summary of Classification and Class Identification.
Below is a chart identifying Classes of Claims and Equity Interests, a description of whether each Class is Impaired, and each Class's voting rights with respect to the Plan.

(i)          Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan
Class	Claim or Equity Interest	Status	Voting Rights
1	Other Priority Claims	Unimpaired	Presumed to Accept
2	Other Secured Claims	Unimpaired	Presumed to Accept
3	2021 Note Claims	Impaired	Entitled to Vote
4	IFC-OFID Loan Claims	Impaired	Entitled to Vote
5	General Unsecured Claims	Unimpaired	Presumed to Accept
6	River Business Intercompany Claims	Unimpaired	Presumed to Accept
7	Equity Interests in River Business Holding Company Debtors	Impaired	Consented to Treatment (Presumed to Accept)
8	Equity Interest in River Business Debtors	Unimpaired	Presumed to Accept
9	Other Intercompany Claims	Impaired	Consented to Treatment (Presumed to Accept)

(ii)          Parent-Included Plan
Class	Claim or Equity Interest	Status	Voting Rights
10	Equity Interests in Parent	Unimpaired	Presumed to Accept
11	Offshore Lender Parent Claims	Impaired	Entitled to Vote

(iii)          Parent-Excluded Plan (Parent is not a Plan Debtor)
Class	Claim or Equity Interest	Status	Voting Rights
12	General Unsecured Claims – Cornamusa	Impaired	Entitled to Vote
13	Equity Interests in Cornamusa	Impaired	Consented to Treatment (Presumed to Accept)

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Section 1129(a)(10) of the Bankruptcy Code shall be satisfied, for the purposes of Confirmation, by acceptance of the Plan by an Impaired Class of Claims; provided, however, that in the event no holder of a Claim with respect to a specific voting Class timely submits a Ballot indicating acceptance or rejection of the Plan, such Class will be deemed to have accepted the Plan. The Debtors hereby request that the Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to any rejecting Class of Claims or Equity Interests. The Debtors reserve the right to modify the Plan in accordance with Article IX.E hereof, including the right to withdraw the Plan with respect to one or more Debtors at any time before the Effective Date.
D. Treatment of Classified Claims and Equity Interests.
1. Classes With Identical Treatment in Parent-Included Plan and Parent-Excluded Plan
(a) Class 1 – Other Priority Claims.
i. Classification: Class 1 consists of Other Priority Claims.
ii. Treatment: Except to the extent that a holder of an Allowed Other Priority Claim agrees in writing to less favorable treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed Other Priority Claim, each holder of an Allowed Other Priority Claim shall receive payment in Cash in an amount equal to such Allowed Other Priority Claim as soon as practicable after the later of (i) the Effective Date and (ii) thirty (30) days after the date when such Other Priority Claim becomes an Allowed Other Priority Claim.
iii. Voting: Class 1 is Unimpaired, and each holder of a Class 1 Other Priority Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 1 Other Priority Claims are not entitled to vote to accept or reject the Plan.
(b) Class 2 – Other Secured Claims.
i. Classification: Class 2 consists of Other Secured Claims.
ii. Treatment: Except to the extent that a holder of an Allowed Other Secured Claim agrees in writing to less favorable treatment, at the option of the applicable Debtor, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Other Secured Claim, each holder of an Allowed Other Secured Claim shall: (i) have its Allowed Other Secured Claim Reinstated by the applicable Plan Debtor and rendered Unimpaired, (ii) receive Cash in an amount equal to such Allowed Other Secured Claim, including any interest on such Allowed Other Secured Claim, if such interest is required to be
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paid pursuant to sections 506(b) and/or 1129(a)(9) of the Bankruptcy Code, as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim, or (iii) receive the Collateral securing its Allowed Other Secured Claim as soon as practicable after the later of (a) the Effective Date and (b) thirty (30) days after the date such Other Secured Claim becomes an Allowed Other Secured Claim.
iii. Voting: Class 2 is Unimpaired, and each holder of a Class 2 Other Secured Claim is conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Therefore, holders of Class 2 Other Secured Claims are not entitled to vote to accept or reject the Plan.
(c) Class 3 – 2021 Note Claims.
i. Classification: Class 3 consists of 2021 Note Claims.
ii. Treatment: Except to the extent that a holder of a 2021 Note Claim agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in its sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, the 2021 Note Claims, on the Effective Date, each holder of an Allowed 2021 Note Claim shall receive (i) its Pro Rata share of the Initial Noteholder Cash Recovery and (ii) its Pro Rata share of the Adjusted Ocean Business Consideration. Notwithstanding the foregoing, to the extent that a holder of a 2021 Note Claim elects not to receive its Pro Rata share of Ocean Business Transferee Equity in the event of an Ocean Business Hand Over by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Plan Debtors no later than three (3) Business Days after the Ocean Business Election Deadline in accordance with the Restructuring Support Agreement, such equity will be allocated pro rata among the remaining 2021 Noteholders. Distributions among the holders of 2021 Note Claims shall be made solely on the basis of the 2021 Note Indenture.
iii. Voting: Class 3 is Impaired. Therefore, holders of Class 3 2021 Note Claims are entitled to vote to accept or reject the Plan.
(d) Class 4 – IFC-OFID Loan Claims.
i. Classification: Class 4 consists of IFC-OFID Loan Claims.
ii. Treatment: Except to the extent that a holder of an IFC-OFID Loan Claim agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in their sole discretion, agree in writing to such other treatment, in accordance with the IFC-OFID Debt Purchase Agreement, in consideration for the assignment of the IFC-OFID Loan Agreements and IFC-OFID Loan Claims, on the Effective Date, each holder of an Allowed IFC-OFID Loan Claim shall receive (i) its Pro Rata share of the Initial IFC/OFID Cash Recovery, (ii) its Pro Rata share of the Debt Service Reserve Account Balance, and (iii) its Pro Rata share of the True-Up Amount; provided, however, that in the event of an Ocean Business Hand Over, each of IFC and OFID shall retain its respective right to its Pro Rata share of the True-Up Amount with respect to the Ocean Business Subsequent Proceeds promptly upon the subsequent sale of all or substantially all of the assets or equity of the Ocean Business.
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iii. Voting: Class 4 is Impaired. Therefore, holders of Class 4 IFC-OFID Loan Claims are entitled to vote to accept or reject the Plan.
(e) Class 5 – General Unsecured Claims.
i. Classification: Class 5 consists of General Unsecured Claims.
ii. Treatment: In full and final satisfaction, settlement, release, and discharge of, and in exchange for, each Allowed General Unsecured Claim, on the Effective Date, each holder of an Allowed General Unsecured Claim shall, at the discretion of the Debtors, and only to the extent such holder's Allowed General Unsecured Claim was not previously paid, pursuant to an order of the Court or otherwise: (a) have its Allowed General Unsecured Claim Reinstated as an obligation of the applicable Reorganized Debtor, and be paid in accordance with the ordinary course terms, (b) receive such other treatment as may be agreed between such holder and the applicable Reorganized Debtor, or (c) receive such other treatment that will render it Unimpaired pursuant to section 1124 of the Bankruptcy Code.
iii. Voting: Class 5 is Unimpaired. Therefore, holders of Class 5 General Unsecured Claims are not entitled to vote to accept or reject the Plan.
(f) Class 6 – River Business Intercompany Claims.
i. Classification: Class 6 consists of River Business Intercompany Claims.
ii. Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, River Business Intercompany Claims are Unimpaired by the Plan. However, the Plan Debtors retain the right to eliminate, cancel, continue, waive, discharge, or adjust in full or in part any River Business Intercompany Claims as of the Effective Date, or as soon as practicable thereafter, in each case as agreed by the Plan Debtors and New Holdco. No distribution shall be made under the Plan on Account of the River Business Intercompany Claims.
iii. Voting: Class 6 is Unimpaired. Therefore, holders of Class 6 River Business Intercompany Claims are not entitled to vote to accept or reject the Plan.
(g) Class 7 – Equity Interests in River Business Holding Company Debtors.
i. Classification: Class 7 consists of Equity Interests in River Business Holding Company Debtors.
ii. Treatment: On the Effective Date, all Equity Interests in River Business Holding Company Debtors shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and holders of Equity Interests in River Business Holding Company Debtors shall not receive or retain any property under the Plan on account of such Equity Interests in River Business Holding Company Debtors.
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iii. Voting: Holders of Equity Interests in River Business Holding Company Debtors have consented to the treatment of their Interests, are deemed to consent to the Plan, and are not entitled to vote.
(h) Class 8 – Equity Interests in River Business Debtors Other than Cornamusa.
i. Classification: Class 8 consists of Equity in River Business Debtors.
ii. Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in River Business Debtors are Unimpaired by the Plan and the Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest. No distribution shall be made under the Plan on Account of Equity Interests in River Business Debtors.
iii. Voting: Class 8 is Unimpaired. Therefore, holders of Class 8 Equity Interests in River Business Debtors are not entitled to vote to accept or reject the Plan.
(i) Class 9 – Other Intercompany Claims.
i. Classification: Class 9 consists of Other Intercompany Claims.
ii. Treatment: On the Effective Date, all Other Intercompany Claims shall be eliminated, cancelled, waived, and discharged, and shall receive no distribution under the Plan.
iii. Voting: Holders of Other Intercompany Claims have consented to the treatment of their Other Intercompany Claims, are deemed to consent to the Plan, and are not entitled to vote.
2. Parent-Included Plan
(a) Class 10 – Equity Interests in Parent.
i. Classification: Class 10 consists of Equity Interests in Parent.
ii. Treatment: In accordance with and giving effect to the provisions of section 1124(1) of the Bankruptcy Code, Equity Interests in Parent are Unimpaired by the Parent-Included Plan and the Parent-Included Plan leaves unaltered the legal, equitable, and contractual rights to which such interest entitles the holder of such interest. No distribution shall be made under the Parent-Included Plan on account of Equity Interests in Parent.
iii. Voting: Class 10 is Unimpaired. Therefore, holders of Class 10 Equity Interests in Parent are not entitled to vote to accept or reject the Parent-Included Plan.
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(b) Class 11 – Offshore Lender Parent Claims
i. Classification: Class 11 consists of Offshore Lender Parent Claims.
ii. Treatment: In full and final satisfaction and discharge of the Offshore Lender Parent Claims, on the Effective Date ~~(i)~~ each Offshore Lender Parent Guarantee shall be canceled and ~~(ii) the holders of Offshore Lender Parent Claims shall receive consideration~~Offshore Loans which were the subject of such guarantees shall be restructured pursuant to the Offshore ~~Lender Agreement~~Restructuring Definitive Documents.
iii. Voting: Class 11 is Impaired ~~and shall receive no distributions under the Parent Included Plan.  Therefore, holders.~~ Holders of Class 11 Offshore Lender Parent Claims are entitled to vote to accept or reject the Plan.~~2~~
3. Parent-Excluded Plan (Parent is not a Plan Debtor)
(a) Class 12 – General Unsecured Claims - Cornamusa.
i. Classification: Class 12 consists of General Unsecured Claims – Cornamusa.
ii. Treatment: Except to the extent that a holder of an Allowed Class 12 General Unsecured Claim – Cornamusa agrees in writing to such other treatment, and the Plan Debtors and New Holdco, each in its sole discretion, agree in writing to such other treatment, in full and final satisfaction, settlement, release, and discharge of, and in exchange for, its Allowed General Unsecured Claim – Cornamusa, on or as soon as practicable after the Effective Date, each holder of an Allowed General Unsecured Claim – Cornamusa shall receive 1.2% of the Amount of its Allowed Class 12 General Unsecured Claim – Cornamusa.
iii. Voting: Class 12 is Impaired. Therefore, holders of Class 12 General Unsecured Claims – Cornamusa are entitled to vote to accept or reject the Parent-Excluded Plan.
(b) Class 13 – Equity Interests in Cornamusa.
i. Classification: Class 13 consists of Equity Interests in Cornamusa.
_________________
~~2.  The Parent-Included Plan is only implemented if the Offshore Lenders (including the holders of Class 11 Offshore Lender Parent Claims) enter into the Offshore Lender Agreement and vote to accept the treatment of  their Class 11 Claims.~~
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ii. Treatment: On the Effective Date, all Equity Interests in Cornamusa shall be cancelled and discharged and shall be of no further force or effect, whether surrendered for cancellation or otherwise, and the holder of Equity Interests in Cornamusa shall not receive or retain any property under the Parent-Excluded Plan on account of such Equity Interests in Cornamusa.
iii. Voting: The holder of Equity Interests in Cornamusa has consented to the treatment of its Interests, is deemed to consent to the Parent-Excluded Plan, and is not entitled to vote.
E. Special Provision Regarding Unimpaired Claims.
Except as otherwise specifically provided in this Plan, nothing herein shall be deemed to affect, diminish, or impair the Plan Debtors' or the Reorganized Debtors' rights and defenses, both legal and equitable, with respect to any Unimpaired Claim, including, but not limited to, legal and equitable defenses to setoffs or recoupment against Unimpaired Claims. Except as otherwise specifically provided in this Plan, nothing herein shall be deemed to be a waiver or relinquishment of any Claim, Cause of Action, right of setoff, or other legal or equitable defense which the Debtors had immediately prior to the Commencement Date against, or with respect to, any Claim left Unimpaired by this Plan. Except as otherwise specifically provided in this Plan, the Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such Claims, Causes of Action, rights of setoff, and other legal or equitable defenses which they had immediately prior to the Commencement Date fully as if the Reorganization Cases had not been commenced, and all of the Plan Debtors' legal and equitable rights with respect to any Reinstated Claim or Claim left Unimpaired by this Plan may be asserted by the applicable Reorganized Debtor after the Confirmation Date and the Effective Date to the same extent as if the Reorganization Cases had not been commenced.
ARTICLE IV.
MEANS FOR IMPLEMENTATION OF THE PLAN
A. Substantive Consolidation.
Solely for voting, confirmation, and distribution purposes under the Plan, the Consolidated Debtors are substantively consolidated for all purposes and actions associated with consummation of the Plan, including, without limitation, for purposes of voting and confirmation, and, solely for such purposes, on and after the Effective Date, (a) all assets and liabilities of the Consolidated Debtors shall be consolidated and treated as though they were merged into one estate, (b) all guarantees of any Consolidated Debtor of the obligations of any other Consolidated Debtor shall be eliminated so that any Claim against any Consolidated Debtor, any guarantee thereof executed by any other Consolidated Debtor, and any joint or several liability of any of the Consolidated Debtors shall be one obligation of the Consolidated Debtors, (c) each and every Claim filed or to be filed in the Reorganization Cases against any of the Consolidated Debtors shall be deemed filed against the Consolidated Debtors collectively and shall be one Claim against and, if and to the extent allowed, shall become one obligation of the Consolidated Debtors solely for purposes of distribution under the Plan, and (d) for all purposes associated with Confirmation, including, without limitation, for purposes of tallying acceptances and rejections of the Plan, the estates of the Consolidated Debtors shall be deemed to be one consolidated estate. For the avoidance of doubt, after the Effective Date any Allowed Claim that is Reinstated under the Plan shall be an obligation solely of the applicable Reorganized Debtor against whom such Allowed Claim is held and shall be paid in accordance with ordinary course terms.
Substantive consolidation shall not affect: (a) the legal and organizational structure of the Consolidated Debtors; (b) Intercompany Claims and Equity Interests between and among the Consolidated Debtors; and (c) distributions from any insurance policies or proceeds of such policies.
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In the event that the Bankruptcy Court does not order substantive consolidation of the Consolidated Debtors, then: (a) nothing in the Plan or the Disclosure Statement shall constitute or be deemed to constitute an admission that one of the Debtors is subject to or liable for any Claim against any other Debtor; (b) Claims against multiple Debtors shall be treated as separate Claims with respect to each Debtor's estate for all purposes (including, without limitation, distributions and voting), and such Claims shall be administered as provided in the Plan; and (c) the Debtors shall not, nor shall they be required to, resolicit votes with respect to the Plan, nor will the failure of the Bankruptcy Court to approve substantive consolidation of the Consolidated Debtors materially alter the economics of the distributions set forth in the Plan. In the event that the Bankruptcy Court does not order substantive consolidation, the Plan shall be deemed to provide for thirty-two subplans of reorganization. A vote to accept the Plan shall also be deemed a vote to accept a separate plan for each of the Consolidated Debtors against whom you hold your claim in the event that the Bankruptcy Court denies approval of the substantive consolidation of the Consolidated Debtors; provided that the treatment of the claim being voted would not be materially different in the absence of substantive consolidation.
B. General Settlement of Claims and Interests.
The provisions of the Plan shall, upon consummation, constitute a good faith compromise and settlement, pursuant to Bankruptcy Rule 9019 and section 1123 of the Bankruptcy Code, of all Claims and controversies resolved under the Plan. The entry of the Confirmation Order shall constitute the Court's approval of each of the compromises and settlements embodied in the Plan, and the Court's findings shall constitute its determination that such compromises and settlements are in the best interests of the Debtors, their estates, creditors, and other parties-in-interest, and are fair, equitable, and within the range of reasonableness. The Plan and the Confirmation Order shall have res judicata, collateral estoppel, and estoppel (judicial, equitable, or otherwise) effect with respect to all matters provided for, or resolved pursuant to, the Plan and/or the Confirmation Order, including, without limitation, the release, injunction, exculpation, discharge, and compromise provisions contained in the Plan and/or the Confirmation Order.
C. Effectuating Documents.
On and after the Effective Date, the Reorganized Debtors and the managers, officers, and members of the boards of directors thereof, are authorized to and may issue, execute, deliver, file, or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and the securities issued pursuant to the Plan in the name of and on behalf of the Reorganized Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.
D. Cash Consideration.
Pursuant to the Investment Agreement, the Sparrow River Investment will be used to fund distributions under the Plan. The Confirmation Order shall authorize and approve the IFC-OFID Debt Purchase Agreement in all respects. In the case of a Parent-Included Plan,
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in addition to the Sparrow River Investment, the Sparrow Offshore Investment will be used to purchase from Parent 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement. Further, the Plan Debtors and the Reorganized Debtors, as the case may be, will be entitled to transfer funds from non-Debtor affiliates to Debtors as they determine to be necessary or appropriate to enable the Reorganized Debtors to satisfy their obligations under the Plan.
On the Effective Date, the Plan Debtors' rights, if any, in the Debt Service Reserve Accounts will cease and IFC and OFID will have the right to withdraw or cause the withdrawal of the Debt Service Reserve Account Balance for their ratable benefit in accordance with the terms of the Plan, and to disburse or cause the disbursement of such funds in accordance with the applicable IFC-OFID Loan Agreements.
E. New Common Stock.
The Confirmation Order shall authorize and approve the Investment Agreement in all respects. On the Effective Date, the Plan Debtors shall be authorized to take any and all actions necessary to consummate the Investment Agreement and transfer the agreed consideration to the Plan Debtors. On the Effective Date, as set forth below, New Holdco 1 will receive New River Business Holding Company Common Stock on account of the Sparrow River Investment in accordance with the Investment Agreement and, in the case of Parent-Excluded Plan, an entity designated by New Holdco 1 will receive the New Cornamusa Common Stock. All of the shares of New Common Stock issued pursuant to the Plan shall be duly authorized, validly issued, fully paid, and nonassessable. In the case of Parent-Included Plan, on account of the Sparrow Offshore Investment, Parent shall, among other things, sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company in accordance with the terms and conditions of the Investment Agreement.
1.
Parent-Included Plan: In exchange for the consideration provided under the Parent-Included Plan, on the Effective Date, (i) New Holdco 1 shall receive 100% of shares of New River Business Holding Company Common Stock and (ii) Parent shall, among other things, sell and transfer to New Holdco 2 100% of the equity interest in Offshore Business Holding Company (the "Sale Transaction"). The Confirmation Order shall authorize the Sale Transaction under sections 363, 365, 1123(b)(4), 1129(b)(2)(A)(iii), 1145, and 1146(a) of the Bankruptcy Code under the terms and conditions of the Investment Agreement. Upon Confirmation, the Debtors shall be authorized to take any and all actions necessary to consummate the Sale Transaction.

2.
Parent-Excluded Plan: In exchange for the consideration provided under the Parent-Excluded Plan, on the Effective Date, New Holdco 1 shall receive 100% of the shares of New River Business Holding Company Common Stock and Princely International Finance Corp. (as designee of New Holdco 1) shall receive 100% of the shares of New Cornamusa Common Stock. To the extent that any Offshore Lender Cornamusa Claims are (i) Allowed Claims as of the Effective Date or (ii) disputed Claims as of the Effective Date, then on the Effective Date, in accordance with the Investment Agreement and this Plan, Parent shall pay or cause Offshore Business Holding Company or another Offshore Business Entity to pay by wire transfer in immediately available funds to New Holdco 1 or its designee the sum of

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(i) the aggregate amount that the Reorganized Debtors are distributing under Article VI.B.g.ii hereto on account of any such Allowed Offshore Lender Cornamusa Claims, plus (ii) the aggregate amount that the Reorganized Debtors are reserving on account of any such disputed Offshore Lender Cornamusa Claims in accordance with Article VI.B.h hereto. If an Offshore Lender Cornamusa Claim is disputed as of the Effective Date and is subsequently disallowed in whole or in part, then New Holdco shall promptly reimburse Parent the difference between the amount reserved on account of such Offshore Lender Cornamusa Claim and the amount distributed on account of such Allowed Offshore Lender Cornamusa Claim.
F. Cancellation of Securities and Agreements.
Except as otherwise specifically provided for in the Plan, with respect to the IFC-OFID Loan Claims and the 2021 Note Claims, upon payment of all distributions on account of the IFC-OFID Loan Claims and the 2021 Note Claims under Article IV.B, and otherwise, on the Effective Date: (1) all indentures, notes, bonds, purchase rights, instruments, guarantees, certificates, warrants, options, puts, agreements (including registration rights agreements), and other documents evidencing the 2021 Notes, the Existing Common Stock, the IFC-OFID Loan Agreements, the IFC-OFID Guarantees, the Offshore Lender Cornamusa Guarantee, and the IFC-OFID Parent Guarantees, and each Offshore Lender Parent Guarantee shall be deemed cancelled, and the obligations of the Plan Debtors thereunder and in any way related thereto shall be fully satisfied, released, and discharged, and (2) the 2021 Notes Indenture Trustee shall mark the Global Securities (as defined in the 2021 Notes Indenture) cancelled and deliver such cancelled Global Securities to Parent, provided, however, notwithstanding Confirmation or the occurrence of the Effective Date, any such indenture or agreement that governs the rights of the holder of a Claim shall continue in effect solely for purposes of (a) allowing holders of 2021 Note Claims and IFC-OFID Claims to receive distributions under the Plan as provided herein, and (b) allowing the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees to make distributions under the Plan as provided herein; provided further, however, that the preceding proviso shall not affect the discharge of Claims or Interests pursuant to the Bankruptcy Code, the Confirmation Order, or the Plan, or result in any expense or liability to the Reorganized Debtors, except to the extent set forth in or provided for under this Plan; provided further, however, that the cancellation of indentures, notes, instruments, guarantees, certificates, and other documents hereunder shall not itself alter the obligations or rights among third parties (apart from the Plan Debtors and the Reorganized Debtors). Upon the Effective Date, all duties and responsibilities of the 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall be discharged except to the extent required to effectuate the Plan.
G. Directors and Officers of the Reorganized Debtors.
(a) The initial members of the Board of Directors of the Reorganized River Business Holding Company Debtors shall be determined by Sparrow in its sole discretion and shall be listed in the Plan Supplement. The initial members of the Board of Directors of the Reorganized Debtors other than the Reorganized River Business Holding Company Debtors shall be listed in the Plan Supplement.
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(b) The existing named executive officers of the Debtors shall continue in office on and after the Effective Date in accordance with the Management Agreements, as amended, which shall be assumed and/or assumed and assigned in accordance with Article IV.I.
H. Restated Charter and Restated Bylaws.
On the Effective Date, each of the Reorganized Debtors will be deemed to have adopted its respective Restated Charter and Restated Bylaws. On the Effective Date or as soon as practicable thereafter, the Reorganized Debtors will file their respective Restated Charters in the respective jurisdictions of their incorporation, formation, or organization, as applicable. Pursuant to and only to the extent required by section 1123(a)(6) of the Bankruptcy Code, the Restated Charters will include, among other things, (i) a provision prohibiting the issuance of non-voting equity securities and (ii) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power.
I. Management Agreements.
On the Effective Date, each of the Management Agreements (as amended) to which UABL Paraguay is a party shall be automatically deemed assumed. In the case of Parent-Included Plan, on the Effective Date, each of the Management Agreements (as amended) to which Parent is a party shall be automatically deemed assumed and assigned to UABL Paraguay.
J. Restructuring Transactions.
On or after the Effective Date, including subsequent to the cancellation and discharge of all Claims pursuant to the Plan and prior to the issuance of the New Common Stock, the Reorganized Debtors may engage in or take such actions as may be necessary or appropriate to effect corporate restructurings of their respective businesses, including actions necessary to simplify, reorganize, and rationalize the overall reorganized organizational structure of the Reorganized Debtors. The transactions may include (a) dissolving companies or creating new companies (including limited liability companies), (b) merging, dissolving, transferring assets, or otherwise consolidating any of the Debtors in furtherance of the Plan, or engaging in any other transaction in furtherance of the Plan, (c) filing appropriate certificates or articles of merger, consolidation or dissolution pursuant to applicable state law, and (d) any other action reasonably necessary or appropriate in connection with such organizational restructurings. In each case in which the surviving, resulting, or acquiring Entity in any of these transactions is a successor to a Reorganized Debtor, such surviving, resulting, or acquiring Entity will perform the obligations of the applicable Reorganized Debtor pursuant to the Plan, including paying or otherwise satisfying the Allowed Claims to be paid by such Reorganized Debtor.
K. Voting of Claims.
Each holder of an Allowed Claim as of the Voting Deadline in an Impaired Class of Claims that is not (a) deemed to have rejected the Plan or (b) conclusively presumed to have accepted the Plan, and that held such Claim as of the Voting Record Date, shall be entitled to vote to accept or reject the Plan. The instructions for completion of the Ballots are set forth in the instructions accompanying each Ballot. Approval for the Solicitation Procedures will be sought in the Plan Scheduling Motion and are described in the Disclosure Statement.
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L. Nonconsensual Confirmation and Cramdown.

The Debtors request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any impaired Class that is deemed to have not accepted the Plan pursuant to section 1126(g) of the Bankruptcy Code. The Debtors reserve the right to (i) request confirmation of the Plan under section 1129(b) of the Bankruptcy Code with respect to any Class that does not accept the Plan pursuant to section 1126 of the Bankruptcy Code and (ii) to modify the Plan to the extent, if any, that confirmation of the Plan under section 1129(b) of the Bankruptcy Code requires modification.

M. Continued Corporate Existence and Vesting of Assets.
Except as otherwise provided herein: (i) the Plan Debtors will, as Reorganized Debtors, continue to exist after the Effective Date as separate legal entities, with all of the powers of such a legal entity under applicable law and without prejudice to any right to alter or terminate such existence (whether by merger, dissolution, or otherwise) under applicable law and (ii) on the Effective Date, all property of the Plan Debtors' Estates, and any property acquired by the Plan Debtors or the Reorganized Debtors under the Plan, will vest in such Reorganized Debtors free and clear of all Claims, Liens, charges, other encumbrances, Equity Interests, and other interests, except for the Liens and Claims established under the Plan.
Except as otherwise provided herein, on and after the Effective Date, each of the Reorganized Debtors may operate its business and may use, acquire, and dispose of property and compromise or settle any claims without supervision or approval by the Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, subject only to those restrictions expressly imposed by the Plan or the Confirmation Order as well as the documents and instruments executed and delivered in connection therewith, including the documents, exhibits, instruments, and other materials comprising the Plan Supplement. Without limiting the foregoing, the Reorganized Debtors may pay the charges that they incur from and after the Effective Date for Fee Claims, disbursements, expenses, or related support services (including fees relating to the preparation of Professional fee applications) without application to, or the approval of, the Court.
Notwithstanding the foregoing, solely in the case of a Parent-Included Plan, from and after the Effective Date, Parent shall continue to engage in business only to the extent reasonably necessary to wind up its affairs in an orderly manner and make the distributions under this Plan, or as it deems appropriate for other purposes so long as not otherwise inconsistent with the Plan. Specifically with regard to Parent, the Reorganized Debtors and New Holdco shall have full authority to take, and may take as appropriate, any action necessary in connection with winding up the affairs, liquidation, transferring, or abandoning assets, and the dissolution and termination of the existence of Parent in a manner and in accordance with the best means to maximize assets and minimize expenses or costs associated with such liquidation under the laws of the Bahamas and in accordance with the rights, powers, and responsibilities conferred by the Bankruptcy Code, this Plan, and any order of the Bankruptcy Court, including but not limited to the payment of fees and expenses in connection with any of the foregoing. The board of directors of the Parent, acting in accordance with and as required by Bahamas law, may forego the liquidation of Parent if it agrees, in its sole discretion, prior to or after the Effective Date, that the costs and expenses associated with liquidation outweigh the benefits of maintaining the corporate existence of Parent or if such liquidation is prohibited or not possible under applicable Bahamas law.
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N. Fee Claims Escrow Account.
On the Effective Date, the Reorganized Debtors shall establish the Fee Claims Escrow Account in an amount equal to all asserted Fee Claims of Professionals outstanding as of the Effective Date (including, for the avoidance of doubt, any reasonable estimates for unbilled amounts payable by the Debtors or the Reorganized Debtors). Amounts held in the Fee Claims Escrow Account shall not constitute property of the Reorganized Debtors. The Fee Claims Escrow Account may be an interest-bearing account. In the event there is a remaining balance in the Fee Claims Escrow Account following payment to all holders of Fee Claims under the Plan, any such amounts shall be returned to the Reorganized Debtors.
O. Indemnification of Directors, Officers, and Employees.
Notwithstanding any other provisions of the Plan, from and after the Effective Date, indemnification obligations owed by the Debtors or the Reorganized Debtors to directors, officers, or employees of the Plan Debtors who served or were employed by the Plan Debtors on or after the Commencement Date, to the extent provided in the articles or certificates of incorporation, by-laws, or similar constituent documents, by statutory law, or by written agreement, policies, or procedures of the Plan Debtors, will be deemed to be, and treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code. All such indemnification obligations shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged, irrespective of whether indemnification, defense, reimbursement, or limitation is owed in connection with an event occurring before, on, or after the Commencement Date.
Indemnification obligations owed to any Professionals retained pursuant to sections 327 or 328 of the Bankruptcy Code and by order of the Court, to the extent such indemnification obligations relate to the period after the Commencement Date, shall be deemed to be, and shall be treated as though they are, executory contracts that are assumed pursuant to the Plan and section 365 of the Bankruptcy Code, as and to the extent such indemnification was approved by order of the Court.
P. Closing of the Chapter 11 Cases.
After an Estate has been fully administered, the Reorganized Debtors shall promptly seek authority from the Bankruptcy Court to close the applicable Reorganization Case in accordance with the Bankruptcy Code and Bankruptcy Rules.
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ARTICLE V.
CONFIRMATION OF THE PLAN
A. Conditions Precedent to Confirmation.
The following are conditions to the entry of the Confirmation Order, unless such conditions, or any of them, have been satisfied or duly waived in accordance with Article V.B:
(a) The Court shall have approved the Disclosure Statement, which shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
(b) The Plan Supplement and all of the schedules, documents, and exhibits contained therein shall have been filed in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
(c) The Confirmation Order shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco and shall (x) include, without limitation, findings by the Court that (i) New Holdco is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code and (ii) that the purchase price to be provided by New Holdco pursuant to the Investment Agreement was not controlled by any agreement between New Holdco and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving New Holdco and any creditor and (y) authorize and approve, inter alia, the Debtors' assumption of the Investment Agreement, the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), and the IFC-OFID Loan Purchase Agreement.
(d) The Confirmation Order shall authorize the Debtors to take all actions necessary to comply with and complete the transactions contemplated by the Investment Agreement including without limitation that (i) (x) Parent may waive, eliminate, and discharge, and/or cause all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge, any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent may waive, eliminate, and discharge and/or cause all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities may waive, eliminate, and discharge any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities.
(e) An order approving the assumption of the Restructuring Support Agreement shall have been entered by the Bankruptcy Court and the Restructuring Support Agreement shall not have been terminated and shall be in full force and effect.
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(f) Solely in the case of the Parent-Included Plan, an order approving the assumption of the Offshore Business RSA shall have been entered by the Bankruptcy Court and the Offshore Business RSA shall not have been terminated and shall be in full force and effect.
(g) The Debtors, Southern Cross, Sparrow, IFC, OFID, and the Majority Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses.
(h) The Plan shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, Sparrow, and New Holdco.
B. Waiver of Conditions Precedent to Confirmation.
The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco may waive the conditions, other than the condition set forth in Article V.A(f), set forth in Article V.A above at any time without leave or order of the Court and without any formal action. The Plan Debtors, with the consent of the Offshore Lenders (each of whom shall not unreasonably withhold, condition, or delay such consent), may waive the ~~conditions~~ condition set forth in Article V.A(f) above at any time without leave or order of the Court and without any formal action.
C. Discharge of the Plan Debtors.
Pursuant to section 1141(d) of the Bankruptcy Code, to the fullest extent permissible under the law, and except as otherwise specifically provided in the Plan or in any contract, instrument, or other agreement or document created pursuant to the Plan, the distributions, rights, and treatment that are provided in the Plan shall be in complete satisfaction, discharge, and release of Claims (including any Intercompany Claims resolved or compromised after the Effective Date by the Reorganized Debtors), Equity Interests, and Causes of Action of any nature whatsoever, including any interest accrued on Claims or Equity Interests from and after the Commencement Date, whether known or unknown, against, liabilities of, Liens on, obligations of, rights against, and Equity Interests in, the Plan Debtors or any of their assets or properties, regardless of whether any property shall have been distributed or retained pursuant to the Plan on account of such Claims and Equity Interests, including demands, liabilities and Causes of Action that arose before the Effective Date, any liability (including withdrawal liability) to the extent such Claims or Equity Interests relate to services performed by employees of the Plan Debtors before the Effective Date and that arise from a termination of employment, any contingent or non-contingent liability on account of representations or warranties issued on or before the Effective Date, and all debts of the kind specified in sections 502(g), 502(h), or 502(i) of the Bankruptcy Code, in each case whether or not: (i) a proof of Claim or Equity Interest based upon such debt, right, or Equity Interest is filed or deemed filed pursuant to section 501 of the Bankruptcy Code, (ii) a Claim or Equity Interest based upon such debt, right, or Equity Interest is Allowed, or (iii) the holder of such a Claim or Equity Interest has accepted the Plan or is entitled to receive a distribution hereunder. Any default by the Plan Debtors with respect to any Claim or Equity Interest that existed
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immediately before or on account of the filing of the Reorganization Cases shall be deemed cured on the Effective Date. The Confirmation Order shall be a judicial determination of the discharge of all Claims and Equity Interests subject to the Effective Date occurring.
D. Injunction.
FROM AND AFTER THE EFFECTIVE DATE, ALL PERSONS ARE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER ANY CAUSE OF ACTION RELEASED OR TO BE RELEASED PURSUANT TO THE PLAN OR THE CONFIRMATION ORDER.
FROM AND AFTER THE EFFECTIVE DATE, TO THE EXTENT OF THE RELEASES AND EXCULPATION GRANTED IN THIS ARTICLE V, THE RELEASING PARTIES SHALL BE PERMANENTLY ENJOINED FROM COMMENCING OR CONTINUING IN ANY MANNER AGAINST THE RELEASED PARTIES AND THEIR ASSETS AND PROPERTIES, AS THE CASE MAY BE, ANY SUIT, CAUSE OF ACTION, OR OTHER PROCEEDING, ON ACCOUNT OF OR RESPECTING ANY CLAIM, DEMAND, LIABILITY, OBLIGATION, DEBT, RIGHT, CAUSE OF ACTION, EQUITY INTEREST, OR REMEDY RELEASED OR TO BE RELEASED PURSUANT TO THIS ARTICLE V OR THE CONFIRMATION ORDER.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS WHO HAVE HELD, HOLD, OR MAY HOLD CLAIMS, OR EQUITY INTERESTS THAT HAVE BEEN RELEASED OR DISCHARGED PURSUANT TO THIS ARTICLE V OR ARE SUBJECT TO EXCULPATION PURSUANT TO THIS ARTICLE V ARE PERMANENTLY ENJOINED, FROM AND AFTER THE EFFECTIVE DATE, FROM TAKING ANY OF THE FOLLOWING ACTIONS: (1) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (2) ENFORCING, ATTACHING, COLLECTING, OR RECOVERING BY ANY MANNER OR MEANS ANY JUDGMENT, AWARD, DECREE, OR ORDER AGAINST SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; (3) CREATING, PERFECTING, OR ENFORCING ANY ENCUMBRANCE OF ANY KIND AGAINST SUCH RELEASED PARTIES OR AGAINST THE PROPERTY OR ESTATES OF SUCH RELEASED PARTIES ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, GUARANTEE CLAIMS, OR EQUITY INTERESTS; (4) ASSERTING ANY RIGHT OF SETOFF, SUBROGATION, OR RECOUPMENT OF ANY KIND AGAINST ANY OBLIGATION DUE FROM ANY PLAN DEBTOR OR REORGANIZED DEBTOR, OR AGAINST THE PROPERTY OR INTERESTS IN PROPERTY OF ANY PLAN DEBTOR OR REORGANIZED DEBTOR ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS; AND (5) COMMENCING OR CONTINUING IN ANY MANNER ANY ACTION OR OTHER PROCEEDING OF ANY KIND ON ACCOUNT OF OR IN CONNECTION WITH OR WITH RESPECT TO ANY SUCH CLAIMS, OR EQUITY INTERESTS RELEASED, SETTLED, OR DISCHARGED PURSUANT TO THE PLAN.
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THE RIGHTS AFFORDED IN THE PLAN AND THE TREATMENT OF ALL CLAIMS AND EQUITY INTERESTS HEREIN SHALL BE IN EXCHANGE FOR AND IN COMPLETE SATISFACTION OF ALL CLAIMS AND EQUITY INTERESTS OF ANY NATURE WHATSOEVER, INCLUDING ANY INTEREST ACCRUED ON CLAIMS OR FROM AND AFTER THE COMMENCEMENT DATE, AGAINST THE PLAN DEBTORS OR ANY OF THEIR ASSETS, PROPERTIES, OR ESTATES. ON THE EFFECTIVE DATE, ALL SUCH CLAIMS AND SHALL BE FULLY RELEASED AND DISCHARGED.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR HEREIN OR IN OBLIGATIONS ISSUED PURSUANT HERETO FROM AND AFTER THE EFFECTIVE DATE, ALL CLAIMS SHALL BE FULLY RELEASED AND DISCHARGED, AND THE PLAN DEBTORS' LIABILITY WITH RESPECT THERETO SHALL BE EXTINGUISHED COMPLETELY, INCLUDING ANY LIABILITY OF THE KIND SPECIFIED UNDER SECTION 502(G) OF THE BANKRUPTCY CODE.
EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THE PLAN, THE PLAN SUPPLEMENT, OR RELATED DOCUMENTS, OR FOR OBLIGATIONS ISSUED PURSUANT TO THE PLAN, ALL PERSONS SHALL BE PRECLUDED FROM ASSERTING AGAINST THE PLAN DEBTORS, THEIR ESTATES, THE REORGANIZED DEBTORS, EACH OF THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AND EACH OF THEIR ASSETS AND PROPERTIES, AND EACH OF THE RELEASED PARTIES, ANY OTHER CLAIMS OR EQUITY INTERESTS BASED UPON ANY DOCUMENTS, INSTRUMENTS, OR ANY ACT OR OMISSION, TRANSACTION, OR OTHER ACTIVITY OF ANY KIND OR NATURE THAT OCCURRED BEFORE THE EFFECTIVE DATE.
E. Preservation of Causes of Action.
In accordance with section 1123(b) of the Bankruptcy Code, and except as expressly provided herein, the Reorganized Debtors shall retain all Causes of Action, including without limitation those Causes of Action listed as retained Causes of Action on an exhibit to the Plan Supplement. Nothing contained in this Plan, the Plan Supplement, or the Confirmation Order shall be deemed a waiver or relinquishment of any claim, Cause of Action, right of setoff, or other legal or equitable defense of any Plan Debtor that is not specifically waived or relinquished by this Plan. The Reorganized Debtors shall have, retain, reserve, and be entitled to assert, all such claims, Causes of Action, rights of setoff, and other legal or equitable defenses that the Plan Debtors had immediately before the Commencement Date as fully as if the Reorganization Cases had not been commenced, and all of the Reorganized Debtors' legal and equitable rights respecting any claim that is not specifically waived or relinquished by this Plan may be asserted after the Effective Date to the same extent as if the Reorganization Cases had not been commenced. No Person may rely on the absence of a specific reference in the Plan or the Disclosure Statement to any Cause of Action against them as any indication that the Plan Debtors or the Reorganized Debtors, as applicable, will not pursue any and all available Causes of Action against such Person. The Plan Debtors or the Reorganized Debtors, as applicable, expressly reserve all rights to prosecute any and all Causes of Action against any Person, in
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accordance with the Plan. From and after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, shall have the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any Cause of Action and to decline to do any of the foregoing without further notice to, or action, order, or approval of the Court. The Reorganized Debtors are deemed representatives of the Estates for the purpose of prosecuting any Claim or Cause of Action and any objections to Claims pursuant to 11 U.S.C. § 1123(b)(3)(B).
F. Votes Solicited in Good Faith.
The Debtors have, and upon entry of the Confirmation Order shall be deemed to have, solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code. The Debtors, and their respective affiliates, agents, directors, officers, members, employees, and Professionals, have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of the securities offered and sold under the Plan and therefore have not been, and on account of such offer and issuance will not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or the offer or issuance of the securities offered and distributed under the Plan.
G. Claims Incurred After the Effective Date.
Claims incurred by the Plan Debtors after the Effective Date may be paid by the applicable Reorganized Debtor in the ordinary course of business and without application for or Court approval, subject to any agreements with such holders of a Claim and applicable law.
H. Releases, Exculpations, and Injunctions of Released Parties.
The releases and discharges of Claims and Causes of Action described in the Plan, including releases by the Plan Debtors and by holders of Claims, constitute good faith compromises and settlements of the matters covered thereby and are consensual. Such compromises and settlements are made in exchange for consideration and are in the best interest of holders of Claims, are fair, equitable, reasonable and are integral elements of the resolution of the Reorganization Cases in accordance with the Plan. Each of the discharge, release, indemnification, and exculpation provisions set forth in the Plan (a) is within the jurisdiction of the Court under sections 1334(a), 1334(b), and 1334(d) of title 28 of the United States Code, (b) is an essential means of implementing the Plan, (c) is an integral element of the transactions incorporated into the Plan, (d) confers material benefit on, and is in the best interests of, the Plan Debtors, their Estates, and their Creditors, and (e) is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Reorganization Cases with provisions of the Bankruptcy Code.
(a) Releases by the Plan Debtors. On the Effective Date, except for the right to enforce the Plan, the Definitive Documents, and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, for good and valuable consideration, including, without limitation, the Released Parties' contributions to facilitating the reorganization and implementing the Plan, the Released Parties are
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deemed conclusively, absolutely, unconditionally, irrevocably, and forever released and discharged by the Plan Debtors, their Estates, and the Reorganized Debtors from (and the Plan Debtors, their Estates, and the Reorganized Debtors are deemed to covenant with, and to, the Released Parties not to sue or otherwise seek recovery from the Released Parties on account of) any and all Claims, Interests, obligations, rights, suits, judgments, damages, Causes of Action, remedies, and liabilities whatsoever, including, without limitation, any derivative claims, asserted or assertable on behalf the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that the Plan Debtors, their Estates, or the Reorganized Debtors, would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the restructuring contemplated herein, the Reorganized Debtors, the Reorganization Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the formulation or preparation of the Plan, the Plan Supplement, the Disclosure Statement, the Restructuring Support Agreement, the Offshore Business RSA, the Offshore Business Restructuring Definitive Documents, the Investment Agreement, IFC-OFID Debt Purchase Agreement, or related agreements, instruments, or other documents, the solicitation of votes with respect to the Plan, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or at any time before the Effective Date in connection with the foregoing; provided, however, that no Person shall be released from any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
(b) Releases by Holders of Claims and Equity Interests. On the Effective Date, except for the right to enforce the Plan and the Definitive Documents and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs (including without limitation any act or failure to act of the 2021 Notes Indenture Trustee in furtherance of a pre-petition sale of the Ocean Business in accordance with the Restructuring Support Agreement) and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase
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Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
(c) Release of Liens by 2021 Noteholders, IFC and OFID. Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates arising from or related to the 2021 Notes, the 2021 Notes Indenture, the IFC-OFID Loan Agreements, and the IFC-OFID Guarantees shall be fully released and discharged, and all of the right, title, and interest of the 2021 Noteholders, IFC, and OFID shall revert to the Reorganized Debtors and each of their successors and assigns. The 2021 Notes Indenture Trustee and the IFC-OFID Security Trustees shall deliver to the Plan Debtors or Reorganized Debtors, as applicable, any Collateral or other property of the Debtors held by each respective entity, together with any termination statements, instruments of satisfaction, or releases of all securities interest that may be reasonably required to terminate any related financing statements, mortgages, or similar interest or documents.
(d) Release of Liens. Except as otherwise expressly provided in the Plan, or in any contract, instrument, release, or other agreement or document created pursuant to the Plan, on the Effective Date and concurrently with the applicable distributions made pursuant to the Plan, all mortgages, deeds of trust, Liens, stock pledges, account pledges, other pledges, and other security interests against any property of the Plan Debtors' Estates shall be fully released and discharged, and all of the right, title, and interest of any holder of such mortgages, deeds of trust, Liens, pledges, and other security interests shall revert to the Reorganized Debtors and each of their successors and assigns.
(e) Exculpation and Injunction. The Plan Debtors, the Reorganized Debtors, and the other Released Parties (i) shall have no liability whatsoever to any holder or purported holder of an Administrative Claim, Claim, or Equity Interest for any act or omission that occurred during and in connection with the Reorganization Cases or in connection with or arising out of the preparation and filing of the Reorganization Cases, the preparation and negotiation of the Restructuring Support Agreement, the preparation, negotiation, and filing of the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the negotiation of the documents included in the Plan Supplement, the pursuit of approval of the Disclosure Statement or the solicitation of votes for confirmation of the Plan, the Reorganization Cases, the consummation of the Plan, the administration of the Plan or the property to be distributed under the Plan, or any transaction contemplated by the Plan or Disclosure Statement or in furtherance thereof except for any act or omission that constitutes willful misconduct, gross negligence, or fraud as determined by a Final Order, and (ii) in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. This exculpation shall be in addition to, and not in limitation of, all other releases, indemnities, exculpations, and any other applicable law or rules protecting such Released Parties from liability. Without limiting the generality of the foregoing, the Released Parties
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shall be entitled to and granted the protections and benefits of section 1125(e) of the Bankruptcy Code. Pursuant to section 105 of the Bankruptcy Code, no holder or purported holder of an Administrative Claim, Claim, or Equity Interest shall be permitted to commence or continue any Cause of Action, employment of process, or any act to collect, offset, or recover any Claim against a Released Party that accrued on or before the Effective Date and that has been released or waived pursuant to this Plan.
I. Preservation of Insurance.
The Plan Debtors' discharge and release from all Claims, as provided herein, shall not, except as necessary to be consistent with this Plan, diminish or impair the enforceability of any insurance policy that may provide coverage for claims, including Claims, against the Plan Debtors or the Reorganized Debtors, their current and former directors and officers, or any other Person.
ARTICLE VI.
DISTRIBUTIONS UNDER THE PLAN
A. Procedures for Treating Disputed Claims.
(a) Filing Proofs of Claim. Other than with respect to Holders of Class 12 Claims in the case of a Parent-Excluded Plan, Holders of Claims need not file proofs of Claim with the Court, unless otherwise provided herein or by Order of the Court. In the case of a Parent-Excluded Plan, in accordance with the provisions of the Bankruptcy Code, the Debtors will request that the Bankruptcy Court issue an order (the "Bar Date Order") establishing a date and time by which proofs of Class 12 Claims (other than claims of Governmental Units and taxing authorities) are to be filed.
(b) In the event that a holder of a Claim elects to file a proof of Claim with the Court, it will be deemed to have consented to the exclusive jurisdiction of the Court for all purposes with respect to the determination, liquidation, allowance, or disallowance of such Claim. With respect to any Claim for which a proof of Claim is required to be filed in accordance with the Plan or by Order of the Court, any and all such proofs of Claim filed after the applicable deadline set herein or by Order of the Court shall be deemed disallowed and expunged as of the Effective Date without any further notice or action, order, or approval of the Court, and holders of such Claims shall not receive any distributions on account of such Claims.
(c) Disputed Claims. If the Plan Debtors dispute any Claim as to which no proof of Claim is required to be filed, such dispute shall be determined, resolved, or adjudicated, as the case may be, in a manner as if the Reorganization Cases had not been commenced, provided, however, that the Reorganized Debtors may elect, at their sole option, to object under section 502 of the Bankruptcy Code to any Claim or proof of Claim filed by or on behalf of a holder of a Claim, including in the case of a Parent-Excluded Plan, any proof of Class 12 Claim.
(d) Objections to Claims. Except insofar as a Claim is Allowed under the Plan, the Plan Debtors, the Reorganized Debtors, and any other party in interest shall be entitled to object to Claims. Any objections to Claims shall be filed and served by the Claims Objection Deadline.
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(e) Disallowance of Claims. With respect to each Claim (other than a Class 12 Claim in the case of a Parent-Excluded Plan), except as provided herein or  otherwise agreed, any and all proofs of Claims shall be deemed expunged from the claims  register on the Effective Date without any further notice to or action, order, or approval of the Court and the Claim on which such proof of Claim was filed shall be determined, resolved, or adjudicated, as the case may be, in the manner as if the Reorganization Cases  had not been commenced and shall survive the Effective Date as if the Reorganization  Cases had not been commenced.
B. Allowed Claims and Equity Interests.
(a) Delivery of Distributions in General. Except as otherwise provided herein, distributions under the Plan shall be made by the applicable Plan Debtor or Reorganized Debtor (or agent or designee of the Plan Debtor or Reorganized Plan Debtor) to the holders of Allowed Claims in all Classes for which a distribution is provided in this Plan at the addresses set forth on the Schedules (if filed) or in the Plan Debtors' books and records, as applicable, unless such addresses are superseded by proofs of Claim or transfers of Claim filed pursuant to Bankruptcy Rule 3001 by the Record Date (or at the last known addresses of such holders if the Plan Debtors or the Reorganized Debtors have been notified in writing of a change of address).
(b) Delivery of Distributions to 2021 Note Claims. The 2021 Note Indenture Trustee shall be deemed to be the holder of all 2021 Note Claims for purposes of distributions to be made hereunder, and all distributions on account of the 2021 Note Claims shall be made to the 2021 Note Indenture Trustee. As soon as practicable following compliance with the requirements set forth in Article VI of the Plan, the 2021 Note Indenture Trustee shall arrange to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims in accordance with the terms of the 2021 Notes Indenture. Any unclaimed distributions shall be treated as provided in the 2021 Notes Indenture, the Trust Indenture Act of 1939 and applicable nonbankruptcy law. Notwithstanding anything in the Plan to the contrary, and without limiting the exculpation and release provisions of the Plan, the 2021 Note Indenture Trustee shall not have any liability to any person with respect to distributions made or directed to be made by the 2021 Note Indenture Trustee.
(c) Ocean Business. The Plan Debtors shall continue to market the Ocean Business for sale in accordance with the terms of the Restructuring Support Agreement; provided that in the event that the Acceptable Ocean Sale is not consummated by the Ocean Business Sale Deadline, the Plan Debtors shall, if requested by Supermajority Supporting Noteholders no later than the Ocean Business Election Deadline, transfer the Ocean Business Equity to an entity designated by the Majority Supporting Noteholders and held by the 2021 Notes Indenture Trustee (the "Ocean Business Transferee") to receive such Ocean Business Equity on behalf of all 2021 Noteholders (the "Ocean Business Hand Over"). In the event of an Ocean Business Hand Over or consummation of an Acceptable Ocean Sale, all claims between Ocean Business Entities on the one-hand and Other UP Entities on the other hand, shall be waived, eliminated, and discharged. Notwithstanding the foregoing, to the extent the Supermajority Supporting Noteholders (1) do not request to receive the transfer of the Ocean Business Equity on or prior to the Ocean Business Election Deadline or (2) at any time prior to the Ocean Business Election Deadline notify the Debtors that they will not be electing to receive the transfer of the Ocean
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Business Equity, in each case the Ocean Business Equity shall be retained by Princely International Finance Corp., or other Plan Debtor(s) if New Holdco 1 and the Plan Debtors so agree ("Ocean Business Retention") and all claims of the 2021 Noteholders with respect thereto shall be released. In connection with any Ocean Business Hand Over, the Plan Debtors and the Majority Supporting Noteholders shall negotiate in good faith regarding, and enter into, a mutually acceptable Ocean Administrative Services Agreement reasonably acceptable to Sparrow and Southern Cross. The Plan Debtors shall take all actions reasonably necessary to implement the Ocean Business Hand Over as agreed upon with the Supermajority Supporting Noteholders in accordance with the Restructuring Support Agreement. Following any Ocean Business Hand Over, the Supermajority Supporting Noteholders shall use reasonable commercial efforts to promptly sell the Ocean Business (in consultation with IFC and OFID) with the Ocean Business Subsequent Proceeds to be paid to the 2021 Note Indenture Trustee (i) to deliver or direct the delivery of such distributions to or on behalf of the holders of Allowed 2021 Note Claims or (ii) with respect to the amount of such proceeds equal to the True-Up Amount, to be held in trust for and paid directly to holders of the IFC-OFID Loan Claims, each in accordance with the terms of the 2021 Notes Indenture (if applicable) and the Plan. Any 2021 Noteholder on its own behalf may elect to not receive its Pro Rata share of the Ocean Business Transferee Equity by delivering written notice of such election to the 2021 Notes Indenture Trustee and the Plan Debtors no later than three (3) Business Days after the Ocean Business Election Deadline, in which case such equity will be allocated Pro Rata among the remaining 2021 Noteholders.
(d) Distribution of Cash. Any payment of Cash by the Plan Debtors or Reorganized Debtors pursuant to the Plan shall be made at the option and in the sole discretion of the Reorganized Debtors by (i) a check drawn on, or (ii) wire transfer from, a domestic bank selected by the Reorganized Debtors.
(e) Unclaimed Distributions of Cash. Undeliverable distributions or unclaimed distributions shall remain in the possession of the Debtors until such time as a distribution becomes deliverable or holder accepts distribution, or such distribution reverts back to the Debtors or Reorganized Debtors, as applicable, and shall not be supplemented with any interest, dividends or other accruals of any kind. Such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six (6) months after having been delivered (or attempted to be delivered) and shall become the property of the Reorganized Debtors notwithstanding any state or other escheat or similar laws to the contrary, and the entitlement by the holder of such unclaimed Allowed Claim to such distribution or any subsequent distribution on account of such Allowed Claim or Allowed Equity Interest shall be extinguished and forever barred.
(f) Saturdays, Sundays, or Legal Holidays. If any payment, distribution or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, and shall be deemed to have been completed as of the required date.
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(g) Distributions to Holders of Claims:
i. Initial Distribution to Claims Allowed as of the Effective Date. On or as soon as reasonably practicable after the Effective Date, or as otherwise expressly set forth in the Plan, the Plan Debtors or Reorganized Debtors (or their agent or designee) shall distribute Cash or Collateral, as the case may be, to the holders of Allowed Claims as contemplated herein.
ii. Claims Allowed after the Effective Date. Each holder of a Claim that becomes an Allowed Claim subsequent to the Effective Date shall receive the distribution to which such holder of an Allowed Claim is entitled as set forth in Article III, and distributions to such holder shall be made in accordance with the provisions of this Plan. As soon as practicable after the date that the Claim becomes an Allowed Claim, the Reorganized Debtors shall provide to the holder of such Claim the distribution (if any) to which such holder is entitled under this Plan as of the Effective Date, without any interest to be paid on account of such Claim.
(h) Special Rules for Distributions to Holders of Disputed Claims and Disputed Equity Interests. Except as otherwise agreed to by the relevant parties, no partial payments and no partial distributions shall be made with respect to a Disputed Claim until all such disputes in connection with such Disputed Claim, respectively, have been resolved by settlement or Final Order. In the event that there are Disputed Claims requiring adjudication and resolution, the Reorganized Debtors shall establish appropriate reserves for potential payment of such Claims.
(i) Interest on Claims and Equity Interests. Except as specifically provided for in the Plan, no Claims or Equity Interests, Allowed or otherwise (including Administrative Claims), shall be entitled, under any circumstances, to receive any interest on a Claim or Equity Interests.
C. Allocation of Consideration.
The aggregate consideration to be distributed to the holders of Allowed Claims in each Class under the Plan shall be treated as first satisfying an amount equal to the principal amount of the Allowed Claim for such holders, and any remaining consideration as satisfying accrued, but unpaid and interest, as applicable.
D. Estimation.
Before or after the Effective Date, the Plan Debtors or the Reorganized Debtors, as applicable, may (but are not required to), at any time, request that the Court estimate (i) any Disputed Claim or Disputed Equity Interest pursuant to section 502(c) of the Bankruptcy Code or (ii) any contingent or unliquidated Claim or Equity Interest pursuant to section 502(c) of the Bankruptcy Code, for any reason, regardless of whether the Plan Debtors or the Reorganized Debtors have previously objected to such Claim or Equity Interest or whether the Court has ruled on any such objection. The Court will retain jurisdiction to estimate any Claim or Equity Interest at any time, including during proceedings concerning any objection to such Claim or Equity Interest. In the event that the Court estimates any Claim or Equity Interest, such estimated amount shall constitute either the Allowed amount of such Claim or Equity Interest or a maximum limitation on such Claim or Equity Interest for all purposes under the Plan
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(including for purposes of distributions), as determined by the Court. If the estimated amount constitutes the maximum limitation on such Claim or Equity Interest, the Plan Debtors or the Reorganized Debtors, as the case may be, may elect to pursue supplemental proceedings to object to any ultimate allowance of such Claim or Equity Interest. All of the aforementioned objection, estimation, and resolution procedures are cumulative and not necessarily exclusive of one another.
E. Insured Claims.
If any portion of an Allowed Claim is an Insured Claim, no distributions under the Plan shall be made on account of such Allowed Claim until the holder of such Allowed Claim has exhausted all remedies with respect to any applicable insurance policies. To the extent that the Plan Debtors' insurers agree to satisfy a Claim in whole or in part, then immediately upon such agreement, the portion of such Claim so satisfied may be expunged without an objection to such Claim having to be filed and without any further notice to or action, order, or approval of the Court.
ARTICLE VII.
RETENTION OF JURISDICTION
Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, on and after the Effective Date, the Court shall retain exclusive jurisdiction over all matters arising out of, or related to, the Reorganization Cases and the Plan pursuant to sections 105(a) and 1142 of the Bankruptcy Code, including jurisdiction:
(a) to resolve any matters related to (i) the assumption, assumption and assignment, or rejection of any Executory Contract or Unexpired Lease to which any Plan Debtor or Reorganized Debtor is party or with respect to which any Plan Debtor or Reorganized Debtor may be liable, and to hear, determine, and, if necessary, liquidate, any Claims arising therefrom, including Cure Claims pursuant to section 365 of the Bankruptcy Code, (ii) the Reorganized Debtors amending, modifying, or supplementing, after the Effective Date, pursuant to Article VIII, any Executory Contracts or Unexpired Leases to the Rejection Schedule or otherwise, and (iii) any dispute regarding whether a contract or lease is or was executory or expired;
(b) to determine, adjudicate, or decide any other applications, adversary proceedings, contested matters, and any other matters pending on the Effective Date;
(c) to ensure that distributions to holders of Allowed Claims and Equity Interests are accomplished as provided herein;
(d) to resolve disputes as to the ownership of any Claim or Equity Interest;
(e) to allow, disallow, determine, liquidate, classify, estimate, or establish the priority, secured or unsecured status, or amount of any Claim or Equity Interest, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the secured or unsecured status, priority, amount, or allowance of Claims or Equity Interests;
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(f) to enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, reversed, modified, or vacated;
(g) to issue such orders in aid of execution of the Plan, to the extent authorized by section 1142 of the Bankruptcy Code;
(h) to consider any modifications of the Plan, to cure any defect or omission, or to reconcile any inconsistency in any order of the Court, including the Confirmation Order;
(i) to hear and determine all applications for compensation and reimbursement of expenses of professionals under sections 330, 331, and 503(b) of the Bankruptcy Code;
(j) to hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan;
(k) to hear and determine any issue for which the Plan requires a Final Order of the Court;
(l) to hear and determine matters concerning state, local, and federal taxes in accordance with sections 346, 505, and 1146 of the Bankruptcy Code;
(m) to hear and determine disputes arising in connection with compensation and reimbursement of expenses of professionals for services rendered during the period commencing on the Commencement Date through and including the Effective Date;
(n) to hear and determine any Causes of Action preserved under the Plan;
(o) to hear and determine any matter regarding the existence, nature, and scope of the Debtors' discharge;
(p) to hear and determine any matter, case, controversy, suit, dispute, or Cause of Action (i) regarding the existence, nature, and scope of the discharge, releases, injunctions, and exculpation provided under the Plan, and (ii) enter such orders as may be necessary or appropriate to implement such discharge, releases, injunctions, exculpations, and other provisions;
(q) to enter a final decree closing the Reorganization Cases;
(r) to issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any entity with consummation or enforcement of the Plan;
(s) to adjudicate any and all disputes arising from or relating to distributions under the Plan;
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(t) to enforce all orders previously entered by the Court; and
(u) to hear any other matter not inconsistent with the Bankruptcy Code.
ARTICLE VIII.
EXECUTORY CONTRACTS AND UNEXPIRED LEASES
A. Assumption of Executory Contracts and Unexpired Leases.
Except as otherwise provided herein, each Executory Contract and Unexpired Lease not previously assumed, assumed and assigned, or rejected shall be deemed automatically assumed pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date, unless any such executory contract or unexpired lease: (i) is expressly identified on the Rejection Schedule, (ii) has been previously rejected by the Plan Debtors by Final Order or has been rejected by the Plan Debtors by order of the Court as of the Effective Date, which order becomes a Final Order after the Effective Date, (iii) is the subject of a motion to reject pending as of the Effective Date, or (iv) is otherwise rejected pursuant to the terms herein.
The Confirmation Order will constitute an order of the Court approving such assumptions pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.
B. Cure Claims.
At the election of the Plan Debtors or the Reorganized Debtors, as applicable, any monetary defaults under each Executory Contract and Unexpired Lease to be assumed under the Plan shall be satisfied pursuant to section 365(b)(1) of the Bankruptcy Code in one of the following ways: (i) payment of the Cure Claim in Cash on or as soon as reasonably practicable following the occurrence of the later of (A) thirty (30) days after the determination of the Cure Claim, and (B) the Effective Date or such other date as may be set by the Court or (ii) on such other terms as agreed to by the applicable Plan Debtor or Reorganized Debtor and the non-Plan Debtor counterparty to such Executory Contract or Unexpired Lease. In the event of a dispute pertaining to assumption or assignment, the Cure Claim payments required by section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order or orders resolving the dispute and approving the assumption. No later than the Commencement Date, to the extent not previously filed with the Court and served on affected counterparties, the Plan Debtors may provide for notices of proposed assumption and proposed cure amounts to be sent to applicable contract and lease counterparties, together with procedures for objecting thereto and resolution of disputes by the Court. Any objection by a contract or lease counterparty to a proposed assumption or related cure amount must be filed, served, and actually received by the Plan Debtors by the date on which objections to Confirmation are due (or such other date as may be provided in the applicable assumption notice). Any counterparty to an Executory Contract or Unexpired Lease that fails to object timely to the proposed assumption or cure amount will be deemed to have assented to such assumption or cure amount.
The only adequate assurance of future performance shall be the promise of the applicable Reorganized Debtor to perform all obligations under any executory contract or unexpired lease under this Plan.
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ASSUMPTION OF ANY EXECUTORY CONTRACT OR UNEXPIRED LEASE PURSUANT TO THE PLAN OR OTHERWISE SHALL RESULT IN THE FULL RELEASE AND SATISFACTION OF ANY CLAIMS OR DEFAULTS, WHETHER MONETARY OR NONMONETARY, INCLUDING DEFAULTS OF PROVISIONS RESTRICTING THE CHANGE IN CONTROL OR OWNERSHIP INTEREST COMPOSITION OR OTHER BANKRUPTCY-RELATED DEFAULTS, ARISING UNDER ANY ASSUMED EXECUTORY CONTRACT OR UNEXPIRED LEASE AT ANY TIME BEFORE THE DATE THE PLAN DEBTORS OR THE REORGANIZED DEBTORS ASSUME SUCH EXECUTORY CONTRACT OR UNEXPIRED LEASE. ANY PROOFS OF CLAIM FILED WITH RESPECT TO AN EXECUTORY CONTRACT OR UNEXPIRED LEASE THAT HAS BEEN ASSUMED SHALL BE DEEMED DISALLOWED AND EXPUNGED, WITHOUT FURTHER NOTICE TO OR ACTION, ORDER OR APPROVAL OF THE COURT.
Performance of obligations arising under insurance policies assumed by the Plan Debtors before the Effective Date shall be adequately assured in accordance with any order authorizing such assumption.
C. Reservation of Rights.
Neither the exclusion nor inclusion of any contract or lease in the Plan Supplement, as applicable, nor anything contained in the Plan, shall constitute an admission by the Plan Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that any Reorganized Debtor has any liability thereunder. In the event a written objection is filed with the Court as to whether a contract or lease is executory or unexpired, the right of the Plan Debtors or the Reorganized Debtors to move to assume or reject such contract or lease shall be extended until the date that is thirty (30) days after the entry of a Final Order by the Court determining that the contract or lease is executory or unexpired, in which case the deemed assumptions and rejections provided for in the Plan shall not apply to such contract or lease.
D. Rejection of Executory Contracts and Unexpired Leases.
(a) Rejection Schedule. The Plan Debtors will file the Rejection Schedule, if any, with the Court no later than five (5) Business Days before the deadline to object to the Plan. The Rejection Schedule, if any, will include (a) the name of the non-Plan Debtor counterparty, (b) the legal description of the contract or lease to be rejected, and (c) the proposed effective date of rejection (if not the Effective Date). On or as soon as practicable thereafter, the Plan Debtors will serve a Rejection Notice, if any, as well as notice of filing of the Rejection Schedule, if any, upon each non-Plan Debtor counterparty listed thereon that will describe the procedures by which such parties may object to the proposed rejection of their respective Executory Contract or Unexpired Lease and explain how such disputes will be resolved by the Court if the parties are not able to resolve a dispute consensually. The deadline for filing and serving an objection to a rejection of an executory contract or unexpired lease shall be 4:00 pm (prevailing Eastern Time) on the 10th calendar day after the Rejection Schedule is filed and notice thereof is mailed. If no such objection is timely filed, such executory contract or unexpired lease shall be deemed rejected as of the effective date stated on the Rejection Schedule. If after a reasonable period of
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time the parties cannot mutually resolve a timely filed objection to such rejection, the Debtors, in consultation with the Bankruptcy Court, shall set a schedule including a deadline for the Debtors to reply to the objection and a date for the Bankruptcy Court to hear the objection.
The Confirmation Order will constitute an order of the Court approving such rejections pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date or as otherwise set forth in the Plan Supplement.
(b) Rejection Damage Claims. All Claims arising from the rejection of executory contracts and unexpired leases pursuant to the Plan must be served upon the Debtors and their counsel on or before the date that is ten (10) calendar days after the effective date of such rejection. Any Claims not filed within such time shall be forever barred from assertion against the Debtors, their estates, the Reorganized Debtors, and their property. For the avoidance of doubt, all Allowed Rejection Damage Claims shall be treated as General Unsecured Claims or General Unsecured Claims – Cornamusa, as the case may be.
E. Insurance Policies.
Notwithstanding anything in this Plan to the contrary, all of the Plan Debtors' insurance policies and any agreements, documents or instruments relating thereto, are treated as and deemed to be Executory Contracts under the Plan. On the Effective Date, the Plan Debtors shall be deemed to have assumed all insurance policies and any agreements, documents, and instruments related thereto.
F. Post-Petition Contracts and Leases.
All contracts, agreements, and leases that were entered into by a Plan Debtor or assumed by a Plan Debtor after the Commencement Date shall be deemed assigned by that Plan Debtor to the applicable Reorganized Debtor on the Effective Date.
ARTICLE IX.
EFFECTIVENESS OF THE PLAN
A. Conditions Precedent to Effectiveness.
The Plan shall not become effective unless and until the Confirmation Date has occurred and the following conditions have been satisfied in full or waived in accordance with Article IX.B:
(a) entry of the Confirmation Order by the Bankruptcy Court shall occur on or prior to ~~February 28, 2017~~March 31, 2017 (or such later deadline as established pursuant to Section 2(d)(vi) of the Restructuring Support Agreement) and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
(b) the Confirmation Order shall not have been stayed, modified, or vacated on appeal;
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(c) the Debtors, Southern Cross, Sparrow, IFC, OFID, the Majority Supporting Noteholders, and the Supporting Noteholders shall be in compliance in all material respects with their obligations under the Restructuring Support Agreement and the Definitive Documents including, without limitation, with respect to the timely payment of any fees and expenses;
(d) the Definitive Documents shall contain terms and conditions consistent in all material respects with this Plan and the Restructuring Support Agreement and shall be in form and substance reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
(e) all actions, documents, certificates, and agreements necessary to implement the Plan shall have been effected or executed and delivered to the required parties and, to the extent required, filed with the applicable Governmental Units in accordance with applicable laws;
(f) any amendments, modifications, or supplements to the Plan (including the Plan Supplement), if any, shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow;
(g) all authorizations, consents, and regulatory approvals required (if any) for the Plan's effectiveness shall have been obtained;
(h) all conditions to the completion of the transactions contemplated by the Investment Agreement shall have been satisfied or shall have been waived by the party entitled to waive them; including without limitation that (i) (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than River Business Entities) to waive, eliminate, and discharge any and all claims against River Business Entities and (y) River Business Entities, subject to the occurrence of the Effective Date, have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than River Business Entities; and (ii) in the case of a Parent-Included Plan, (x) Parent has waived, eliminated, and discharged and/or has caused all its direct and indirect subsidiaries (other than Offshore Business Entities) to waive, eliminate, and discharge any and all claims against Offshore Business Entities and (y) Offshore Business Entities have waived, eliminated, and discharged any and all claims against Parent and all its direct and indirect subsidiaries other than Offshore Business Entities;
(i) solely in the case of the Parent-Included Plan, all conditions to the completion of the Offshore Business Restructuring and the effectiveness of the Offshore Restructuring Definitive Documents (other than the conditions set forth in Sections I.D.4 and I.E.1 of the Offshore Restructuring Term Sheet to the extent requiring that the Effective Date shall have occurred) shall have been satisfied or shall have been waived by the party entitled to waive them; and
(j) unless timing is otherwise specified in (a) above, all conditions precedent listed in (a)-(h) herein occurring on or prior to ~~February 28, 2017~~March 31, 2017 (or such later deadline as established pursuant to Section 2(d)(vi) of the Restructuring Support Agreement).
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B. Waiver of Conditions Precedent to Effectiveness.
The Plan Debtors, with the consent of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow (each of whom shall not unreasonably withhold, condition, or delay such consent), may waive the conditions, other than the condition set forth in Article IX.A(i), set forth in Article IX.A above at any time without leave or order of the Court and without any formal action. The Plan Debtors, with the consent of the Offshore Lenders (each of whom shall not unreasonably withhold, condition, or delay such consent) may waive the condition set forth in Article IX.A(i) above at any time without leave or order of the Court and without any formal action.
C. Effect of Failure of Conditions.
In the event that the Effective Date does not occur on or before thirty (30) days after the Confirmation Date, upon notification submitted by the Plan Debtors to the Court, absent written agreement to the contrary by Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, Southern Cross, and Sparrow: (i) the Confirmation Order shall be vacated, (ii) no distributions under the Plan shall be made; (iii) the Plan Debtors and all holders of Claims and Equity Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date had never occurred; and (iv) the Plan Debtors' obligations with respect to the Claims and Equity Interests shall remain unchanged and nothing contained in the Plan shall constitute or be deemed a waiver, release, or discharge of any Claims or Equity Interests by or against the Plan Debtors or any other person or to prejudice in any manner the rights of the Plan Debtors or any person in any further proceedings involving the Plan Debtors unless extended by Court order.
D. Vacatur of Confirmation Order.
If a Final Order denying confirmation of the Plan is entered, or if the Confirmation Order is vacated, then the Plan shall be null and void in all respects, and nothing contained in the Plan shall: (i) constitute a waiver, release, or discharge of any Claims or Equity Interests, (ii) prejudice in any manner the rights of the holder of any Claim or Equity Interest, (iii) prejudice in any manner any right, remedy, or claim of the Plan Debtors, or (iv) be deemed an admission against interest by the Plan Debtors.
E. Modification of the Plan.
Subject to the limitations contained in the Plan, and subject to the terms of the Restructuring Support Agreement, (i) the Plan Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order, including amendments or modifications to satisfy section 1129(b) of the Bankruptcy Code, and (ii) after entry of the Confirmation Order, the Plan Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Court, amend or modify the Plan, in accordance with section 1127(b) of the Bankruptcy Code. Notwithstanding the foregoing, the Confirmation Order shall authorize the Plan Debtors or the Reorganized Debtors, as the case may be, to make appropriate technical adjustments, remedy any defect or omission, or reconcile any inconsistencies in the Plan, the documents included in the Plan Supplement, any
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and all exhibits to the Plan, and/or the Confirmation Order, as may be necessary to carry out the purposes and effects of the Plan, provided, however, that such action does not materially and adversely affect the treatment of holders of Allowed Claims or Equity Interests pursuant to the Plan. For the avoidance of doubt, any and all amendments, modifications, or supplements to the Plan (including the Plan Supplement) shall be reasonably acceptable to Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow and shall be consistent in all respects with the Restructuring Support Agreement.
F. Revocation, Withdrawal, or Non-Consummation.
(a) Right to Revoke or Withdraw. The Plan Debtors may not revoke the Plan before the Effective Date without the consent of (i) the Majority Supporting Noteholders, (ii) IFC, (iii) OFID, (iv) Southern Cross, ~~and Sparrow (~~v) Sparrow and, (vi) solely in the case of a Parent-Included Plan and provided that the Offshore Business RSA has not been terminated, each of the Offshore Lenders; provided, that the Plan Debtors may revoke or withdraw the Plan if such withdrawal is in the exercise of their fiduciary duty or otherwise permitted under the Restructuring Support Agreement. For the avoidance of doubt, this provision shall have no impact on the rights of the Majority Supporting Noteholders, IFC, OFID, Southern Cross, ~~and~~ Sparrow and, in the case of a Parent-Included Plan, each of the Offshore Lenders, as set forth in the Restructuring Support Agreement and the Offshore Business RSA as the case may be, in respect of any such revocation or withdrawal.
(b) Effect of Withdrawal, Revocation, or Non-Consummation. If the Plan Debtors revoke or withdraw the Plan prior to the Effective Date, or if the Confirmation Date or the Effective Date does not occur, the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), the assumption or rejection of Executory Contracts, Unexpired Leases or benefit plans effected by the Plan, any release, exculpation, or indemnification provided for in the Plan, and any document or agreement executed pursuant to the Plan shall be null and void. In such event, nothing contained herein, and no acts taken in preparation for consummation of the Plan shall be deemed to constitute a waiver or release of any Claims by or against or Equity Interests in the Plan Debtors or any other Person, to prejudice in any manner the rights of the Plan Debtors or any Person in any further proceedings involving the Debtors, or to constitute an admission of any sort by the Plan Debtors or any other Person.
ARTICLE X.
MISCELLANEOUS PROVISIONS
A. Immediate Binding Effect.
Notwithstanding Bankruptcy Rules 3020(e), 6004(h), 7062, or otherwise, upon the occurrence of the Effective Date, the terms of the Plan shall be immediately effective and enforceable and deemed binding upon the Plan Debtors, the Reorganized Debtors, and any and all holders of Claims or Equity Interests (irrespective of whether such Claims or Equity Interests are deemed to have accepted the Plan), all Entities that are parties to or are subject to the settlements, compromises, releases, discharges, and injunctions described in the Plan, each Entity
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acquiring property under the Plan, and any and all non-Plan Debtor parties to Executory Contracts and Unexpired Leases with the Plan Debtors.
B. Governing Law.
Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules), the laws of the State of New York (without reference to the conflicts of laws provisions thereof that would require or permit the application of the law of another jurisdiction) shall govern the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan, unless otherwise specified.
C. Severability of Plan Provisions Upon Confirmation.
If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Plan Debtors (to be made only with the consent of the Majority Supporting Noteholders, IFC, OFID, and Sparrow (such consent not to be unreasonably withheld, delayed, or conditioned), shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted; provided that any such alteration or interpretation shall be reasonably acceptable to the Plan Debtors, the Majority Supporting Noteholders, IFC, OFID, and Sparrow. Notwithstanding any such holding, alteration, or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired, or invalidated by such holding, alteration, or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (1) valid and enforceable pursuant to its terms; (2) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Reorganized Debtors (as the case may be); and (3) nonseverable and mutually dependent.
D. Filing or Execution of Additional Documents.
On or before the Effective Date or as soon thereafter as is practicable, the Plan Debtors or the Reorganized Debtors shall (on terms materially consistent with the Plan) file with the Court or execute, as appropriate, such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan, which shall be in form and substance reasonably acceptable to the Majority Supporting Noteholders, IFC, OFID, Sparrow, and New Holdco.
E. Term of Injunctions or Stays.
All injunctions or stays provided for in the Reorganization Cases under sections 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the Effective Date.
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F. Withholding and Reporting Requirements.
In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Reorganized Debtors shall comply with all withholding and reporting requirements imposed by any United States federal, state, local, or non-U.S. taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements. Notwithstanding any provision in the Plan to the contrary, the Reorganized Debtors shall be authorized to take all actions necessary or appropriate to comply with such withholding and reporting requirements, including liquidating a portion of the distribution to be made under the Plan to generate sufficient funds to pay applicable withholding taxes, withholding distribution pending receipt of information necessary or appropriate to facilitate such distributions, or establishing any other mechanisms they believe are reasonable and appropriate.
G. Exemption From Transfer Taxes.
Pursuant to, and to the fullest extent permitted by, section 1146(a) of the Bankruptcy Code, all transfers of property pursuant hereto, including (i) the issuance, transfer, or exchange under the Plan of New Common Stock, (ii) the making or assignment of any lease or sublease, or (iii) the making or delivery of any other instrument whatsoever, in furtherance of or in connection with the Plan, shall not be subject to any stamp, conveyance, mortgage, sales or use, real estate transfer, recording, or other similar tax or governmental assessment, and upon entry of the Confirmation Order, the appropriate state or local governmental officials or agents shall forgo the collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax, recordation fee, or governmental assessment. Notwithstanding the foregoing, to the extent a foreign tax authority requires payment of any such amounts, the Plan Debtors or the Reorganized Debtors, as the case may be, shall be authorized, but not directed, to make any such payment.
H. Reservation of Rights.
The Plan will have no force or effect unless and until the Effective Date. Prior to the Effective Date, none of the filing of the Plan, any statement or provision contained in the Plan, or action taken by the Plan Debtors with respect to the Plan will be, or will be deemed to be, an admission or waiver of any rights of any Plan Debtor or any other party with respect to any Claims or Equity Interests or any other matter.
I. Plan Supplement.
The Plan Supplement shall include certain documents relating to the Plan and its consummation and implementation, including without limitation the Ocean Administrative Services Agreement (solely in the case of an Ocean Business Hand Over), the Offshore Administrative Services Agreement and, in the case of the Parent-Included Plan, the Offshore ~~Lender~~ Common Terms Agreement. All exhibits and documents included in the Plan Supplement are incorporated into and are a part of the Plan as if set forth in full in the Plan. The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court on the Commencement Date. Upon its filing with the Bankruptcy Court, the Plan Supplement may be accessed on the docket electronically maintained by the Clerk of the Bankruptcy Court or inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.
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J. Notices.
All notices, requests, and demands hereunder to be effective shall be made in writing or by e-mail, and unless otherwise expressly provided herein, shall be deemed to have been duly given when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed. Each of such notices shall be addressed as follows:
(a) To the Debtors or Reorganized Debtors: Ultrapetrol (Bahamas) Limited, 445 Hamilton Avenue, White Plains, New York 10601, Attention: Diego Alvarez (dalvarez@ultrapetrol.net), with a copy to (i) Zirinsky Law Partners PLLC, 375 Park Avenue, Suite 2607, New York, New York 10152 (Attention: Bruce R. Zirinsky, Esq. (bzirinsky@zirinskylaw.com), Sharon J. Richardson, Esq. (srichardson@zirinskylaw.com), and Gary D. Ticoll, Esq. (gticoll@zirinskylaw.com)) and Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004 (Attention: Christopher K. Kiplok, Esq. (chris.kiplok@hugheshubbard.com) and Dustin P. Smith, Esq. (dustin.smith@hugheshubbard.com)).
(b) To the U.S. Trustee: (i) if by mail to: 201 Varick Street, New York, NY 10014-4811, attention: Paul K. Schwartzberg, Esq., Tel.: (212) 510-0500, Fax: (212) 668-2255; (ii) if by e-mail to: Paul.Schwartzberg@usdoj.gov.
(c) To New Holdco 1: Sparrow River Investments Ltd., c/o GTC Corporate Services Limited, Sassoon House, Shirley St. & Victoria Ave., P.O. Box SS-5383, Nassau, New Providence, The Bahamas, Attention: Gonzalo Alende Serra (galendeserra@southerncrossgroup.com; Facsimile: 242-328-1069), with a copy to Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York 10019 (Attention: Morton E. Grosz (mgrosz@chadbourne.com), Kevin C. Smith (ksmith@chadbourne.com), and Andrew Rosenblatt (arosenblatt@chadbourne.com)).
(d) To New Holdco 2: Sparrow Offshore Investments Ltd., c/o GTC Corporate Services Limited, Sassoon House, Shirley St. & Victoria Ave., P.O. Box SS-5383, Nassau, New Providence, The Bahamas, Attention: Gonzalo Alende Serra (galendeserra@southerncrossgroup.com; Facsimile: 242-328-1069), with a copy to Chadbourne & Parke LLP, 1301 Avenue of the Americas, New York, New York 10019 (Attention: Morton E. Grosz (mgrosz@chadbourne.com), Kevin C. Smith (ksmith@chadbourne.com), and Andrew Rosenblatt (arosenblatt@chadbourne.com)).
K. Conflicts.
The terms of the Plan shall govern in the event of any inconsistency between the Plan and the Disclosure Statement. In the event of any inconsistency with the Plan and the Confirmation Order, the Confirmation Order shall govern with respect to such inconsistency.
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Schedules and Exhibits to Exhibit B (Plan Blackline) Omitted

EXHIBIT C

Addendum B to Ballots

ADDENDUM B TO BALLOT

PLEASE BE ADVISED THAT THE PLAN CONTAINS CERTAIN RELEASE, EXCULPATION, AND INJUNCTION PROVISIONS, INCLUDING:

Section V.H.(b) of the Plan states:
Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents and the Offshore Restructuring Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs (including without limitation any act or failure to act of the 2021 Notes Indenture Trustee in furtherance of a pre-petition sale of the Ocean Business in accordance with the Restructuring Support Agreement) and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
Section I.A of the Plan includes the following definitions:
Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; (j) solely in the case of the Parent-Included Plan, the Offshore Lenders; (k) solely in the case of the Parent-Included Plan, the Offshore Agents; and (l) with respect to each of the foregoing applicable Entities in clauses (a) through (k), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time following November 30, 2016) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) solely in the case of the Parent-Included Plan, the Offshore Agents; (c) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (d) IFC, (e) OFID; (f) Sparrow; (g) Southern Cross; (h) New Holdco; (i) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (j) with respect to each of the foregoing applicable Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

If you voted to accept the Plan in Item 2, you will be deemed to have consented to the releases contained in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.

Other release, exculpation, and injunction provisions are set forth in Section V.H. of the Plan.  You are advised and encouraged to carefully review and consider the Plan, including the release, exculpation, and injunction provisions, as your rights may be affected.

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EXHIBIT D

Offshore Business Projected Financial Information

DEBTORS' FINANCIAL PROJECTIONS AND ASSUMPTIONS

Offshore Supply Business
As of September 30, 2016, the Company's Offshore Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies in the coastal waters of Brazil and the North Sea.  The Offshore Business fleet is comprised of thirteen Platform Supply Vessels, or PSVs, which are designed to transport supplies such as containerized equipment, drill casing, pipes, and heavy loads on deck, along with fuel, water, drilling fluids, and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms. In addition, the Offshore Business fleet includes one Remotely Operated Vehicle Support Vessel, which is chartered with Petrobras in Brazil, and three offshore barges. Out of the thirteen PSVs, seven were chartered in Brazil (including the formerly blocked UP Turquoise which is expected to commence operations with Petrobras in January 2017), four were laid-up in Brazil and two remained laid-up in the North Sea. Ultrapetrol is currently seeking employment for these laid-up vessels in Brazil and the North Sea. The PSV UP Jade finalized its contract on August 1, 2016, and is now currently seeking employment along with the other laid-up vessels. The current Petrobras contract of the RSV UP Coral was extended until August 24, 2017. The Offshore Business transportation services contributed approximately 31% and 28% of the Company's consolidated operating revenues for the nine-month periods ended September 30, 2015 and 2016, respectively.

Income Statement Assumptions - Revenue

A.	Revenues
The Revenues in these Projections reflect a hypothetical analysis in which the Offshore Supply Business, River Business and Ocean Business continue operations under a combined parent. To develop the Projections, the Debtors' management team evaluated market and competitive conditions and, in collaboration with the Company's advisors, developed its revenue projections. The Projections assume a global recovery in demand for supply vessels and a stable foreign exchange rate similar to current rates as of October 2016. The underlying assumptions are outlined by business below.
Offshore Supply Business: A substantial portion of the Revenue generated by the Offshore Supply business is through its capacity under time charters to charterers in Brazil. The primary drivers of revenue and growth include:
i.	Charter rates per day for active vessels of $20,800 to $53,260;
ii.	Seven PSVs with charters in fiscal year 2017 (including the formerly blocked UP Turquoise which is expected to commence operations with Petrobras during January 2017);

iii.	The remaining six laid-up in Brazil and in the North Sea are assumed to resume operations in 2019, resulting in twelve implicit number of vessels in operation by such year;
iv.
Remobilization after lay-up of UP Jade and UP Agate in 4Q18 at a rates consistent with the market for such ships. Additional immaterial bunker costs might be incurred by UP Esmerelda, UP Amber, UP Pearl and UP Jasper while in lay-up until their commencement of operations;

v.
After the UP Coral contract with Petrobras finalizes in August 2017, Ultrapetrol assumes the vessel will be granted with a further extension of her contract and will continue with its operation. Ultrapetrol assumes that such agreement might include, amongst other clauses, a significant reduction in the daily time charter rate;

vi.	Lower rates for certain vessels after current contracts expire, due to adverse market conditions;
vii.	Three to four off-hire days per quarter per active vessel; and
viii.
Dry-dock down-time for all operating vessels as required by the Company's maintenance schedule, with one-time quarterly downtime ranging from 11-24 days. Vessel in lay-up will have their dry-docks performed during the quarter prior to the assumed commencement of operations.

2

The Projected Pro Forma Consolidated Statement of Operations present the projected consolidated results of the continuing operations of the Company based on the Assumed Emergence Date of January 31, 2017 in the Parent Included Plan and Parent Excluded Plan. Projections are presented for the period commencing January 1, 2017, after giving effect to the restructuring transactions.

Ultrapetrol Bahamas Ltd., et al., Projected Pro Forma Consolidated Statements of Operations
(UNAUDITED)
(DOLLARS IN THOUSANDS)

Consolidated Income Statement
 (in 000's U.S. dollars)
	2017 PROJECTED 12 Months Ending 31-Dec-17	2018 PROJECTED 12 Months Ending 31-Dec-18	2019 PROJECTED 12 Months Ending 31-Dec-19	2020 PROJECTED 12 Months Ending 31-Dec-20	2021 PROJECTED 12 Months Ending 31-Dec-21
River Business	$158,147.6	$168,333.1	$166,974.9	$175,423.2	$175,423.2
Offshore Supply Business	67,865.9	57,786.5	95,395.1	94,568.4	94,561.2
Ocean Business	49,198.9	51,724.5	47,883.6	41,056.4	41,779.6
Revenues	$275,212.4	$277,844.1	$310,253.7	$311,048.1	$311,764.0
Voyage and Manufacturing Expenses	(85,195.5)	(90,903.2)	(89,701.4)	(90,564.0)	(90,375.0)
Running Costs	(110,459.3)	(115,403.9)	(135,937.4)	(133,101.5)	(132,909.4)
Gross Profit	79,557.6	71,537.0	84,614.9	87,382.6	88,479.6
Gross Margin	28.9%	25.7%	27.3%	28.1%	28.4%
Amortization of Dry Docking & Intangible Assets	(6,296.7)	(7,136.1)	(12,019.3)	(10,418.7)	(9,256.0)
Depreciation of Vessels and Equipment	(46,725.7)	(43,595.0)	(45,387.1)	(47,586.6)	(48,862.4)
Administrative and Commercial Expenses	(35,198.3)	(33,036.0)	(31,462.9)	(29,851.3)	(29,875.3)
Total Operating Profit	(88,220.7)	(83,767.0)	(88,869.3)	(87,856.6)	(87,993.7)
Other Income (Expense) Investment In Affiliates	(122.0)	(122.0)	(122.0)	(122.0)	(122.0)
Financial Expense	(6,643.3)	(5,456.9)	(7,029.5)	(6,522.9)	(7,107.5)
Total Other Income (Expense)	(6,765.3)	(5,578.9)	(7,151.4)	(6,644.9)	(7,229.5)
Income Taxes	(2,714.0)	(3,414.0)	(3,814.0)	(4,414.0)	(4,414.0)
Net Income	($18,142.4)	($21,222.9)	($15,219.8)	($11,532.9)	($11,157.6)
River EBITDA	$19,939.0	$23,569.1	$27,281.7	$34,552.9	$34,569.0
Offshore Supply EBITDA	19,310.3	8,201.2	21,160.4	19,048.0	19,217.3
Ocean EBITDA	4,587.6	6,208.3	4,187.5	3,408.0	4,295.6
Consolidated EBITDA	$43,836.9	$37,978.6	$52,629.6	$57,008.9	$58,081.9
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